As filed with the Securities and Exchange Commission on March 7 , 2013

Registration No. 333- 186401

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NICOLET BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	47-0871001 (I.R.S. Employer Identification No.)
111 North Washington Street Green Bay, Wisconsin 54301 (920) 430-1400 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert B. Atwell
Chairman, President, and Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301
(920) 430-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Katherine M. Koops, Esq. Bryan Cave LLP 1201 West Peachtree Street, NW Atlanta, Georgia (404) 572-6600	Robert M. Fleetwood, Esq. Barack Ferrazzano Kirschbaum & Nagelberg, LLP 220 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the proposed merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company [X]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary — Subject to Completion Dated March 6 , 2013

PROXY STATEMENT OF MID-WISCONSIN FINANCIAL SERVICES, INC.	PROXY STATEMENT AND PROSPECTUS OF NICOLET BANKSHARES, INC.

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”) and Nicolet Bankshares, Inc. (“Nicolet”) have each unanimously approved a transaction that will result in the merger of Mid-Wisconsin with and into Nicolet. Nicolet will be the surviving bank holding company in the merger. If the merger is completed, Mid-Wisconsin shareholders will receive for each of their shares 0.3727 shares of Nicolet common stock or, for holders of 200 or fewer shares of Mid-Wisconsin common stock (subject to adjustment as described herein) or residents of states in which the Nicolet common stock cannot be offered without unreasonable effort or expense, $6.15 in cash. Up to 617,608 shares of Nicolet common stock will be issued in connection with the merger. As of February 21, 2013, Mid-Wisconsin had approximately 350 shareholders of record holding fewer than 200 shares of Mid-Wisconsin common stock. These shareholders held a total of approximately 31,68 0 shares of Mid-Wisconsin common stock as of that date, which would result in a total cash payment of approximately $194,86 0. This amount is subject to change based on ownership changes that may occur within Mid-Wisconsin’s shareholder base prior to the closing of the merger. After the merger is completed, we expect that current Nicolet shareholders will own approximately 84.9% of the issued and outstanding common stock of the combined company and current Mid-Wisconsin shareholders will own approximately 15.1% of the combined issued and outstanding shares of common stock of the company.

The Nicolet common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended. Although Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system at or before the closing of the merger, its common stock is not currently traded on any securities exchange or quotation system. No public market currently exists for the Nicolet common stock. The last known trading price for the Mid-Wisconsin common stock was $5.00 per share on February 20, 2013.

We cannot complete the merger unless we obtain the necessary governmental approvals and unless the shareholders of both companies approve the merger agreement. Each of us is asking our shareholders to consider and vote on this merger proposal at our respective companies’ special meetings of shareholders. Whether or not you plan to attend your company’s meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger agreement. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement.

The places, dates and times of the shareholders’ meetings are as follows:

For shareholders of Nicolet:            For shareholders of Mid-Wisconsin:

This document contains a more complete description of the shareholders’ meetings and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Mid-Wisconsin from documents that it has filed with the Securities and Exchange Commission and information about Nicolet’s and Mid-Wisconsin’s respective bank subsidiaries from Call Reports that they have filed with the Federal Deposit Insurance Corporation.

Nicolet and the Mid-Wisconsin boards of directors recommend that the Nicolet and Mid-Wisconsin shareholders, respectively, vote FOR approval of the merger agreement.

[Signature]	[Signature]

Robert B. Atwell Chairman, President and Chief Executive Officer Nicolet Bankshares, Inc.	Kim A. Gowey Chairman of the Board Mid-Wisconsin Financial Services, Inc.

You should read this entire joint proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 1 6 .

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Nicolet common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement-prospectus is dated ______________, 2013 and is first being mailed to Mid-Wisconsin’s shareholders on or about _____________, 2013 and to Nicolet’s shareholders on or about ______________, 2013.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this joint proxy statement-prospectus and the documents to which we refer you herein. If someone provides you with other information, please do not rely on it as being authorized by us.

This joint proxy statement—prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of Nicolet or Mid-Wisconsin since that date that are not reflected in this document.

As used in this joint proxy statement-prospectus, the terms “Nicolet” and “Mid-Wisconsin” refer to Nicolet Bankshares, Inc. and Mid-Wisconsin Financial Services, Inc., respectively, and, where the context requires, “Nicolet” may refer to Nicolet Bankshares, Inc. and its subsidiary, Nicolet National Bank. Similarly, where context requires, “Mid-Wisconsin” may refer to Mid-Wisconsin Financial Services, Inc. and its subsidiary, Mid-Wisconsin Bank.

Unless the context indicates otherwise, all references to the “merger agreement” refer to the Agreement and Plan of Merger dated November 28, 2012 by and among Nicolet and Mid-Wisconsin, as amended by Amendment No. 1 thereto dated January 17, 2013. References to the “private placement” refer to the private placement of up to 200,000 shares of Nicolet common stock to members of its board of directors and to advisory directors who are also accredited investors at an offering price of $16.50 per share, as further described in “Summary — Nicolet Private Placement” on page 10.

MID-WISCONSIN FINANCIAL SERVICES, INC.
132 West State Street
Medford, Wisconsin 54451

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON ______________, 2013

To the Shareholders of Mid-Wisconsin Financial Services, Inc.:

Mid-Wisconsin Financial Services, Inc. will hold a special meeting of shareholders at ______________________, on ___________, 2013 at ____ __.m., local time, for the following purposes:

1.  Merger. To authorize, approve and adopt the Agreement and Plan of Merger, as amended, by and among Nicolet Bankshares, Inc. and Mid-Wisconsin Financial Services, Inc., pursuant to which Mid-Wisconsin will merge with and into Nicolet on and subject to the terms and conditions contained therein. A copy of the merger agreement, as amended, is attached to the accompanying joint proxy statement-prospectus as Appendix A.

2.  Other business. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only shareholders of record at the close of business on __________, 2013, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the Agreement and Plan of Merger requires the affirmative vote of at least a majority of the shares of Mid-Wisconsin common stock issued and outstanding on the record date.

After careful consideration, your board of directors supports the merger and unanimously recommends that you vote FOR approval of the Agreement and Plan of Merger.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by following the instructions in the enclosed proxy card. You may revoke your proxy at any time before it is voted in the manner described in the joint proxy statement — prospectus.

Mid-Wisconsin’s shareholders have dissenters’ rights with respect to the merger under Wisconsin law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Subchapter XIII of the Wisconsin Business Corporation Law will be entitled to receive payment of the fair value of their shares in cash in accordance with Wisconsin law. A copy of Subchapter XIII of the Wisconsin Business Corporation Law is attached as Appendix B to the joint proxy statement-prospectus.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

Kim A. Gowey
Chairman of the Board

Medford, Wisconsin
__________, 2013

NICOLET BANKSHARES, INC.
111 North Washington Street
Green Bay, Wisconsin 54301

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON ______________, 2013

To the Shareholders of Nicolet Bankshares, Inc.:

Nicolet Bankshares, Inc. will hold a special meeting of shareholders at ________________________, on ________, 2013 at ____ __.m., local time, for the following purposes:

1.  Merger. To authorize, approve and adopt the Agreement and Plan of Merger, as amended, by and among Nicolet Bankshares, Inc. and Mid-Wisconsin Financial Services, Inc., pursuant to which Mid-Wisconsin will merge with and into Nicolet on and subject to the terms and conditions contained therein. A copy of the merger agreement, as amended, is attached to the accompanying joint proxy statement-prospectus as Appendix A.

2.  Other business. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only shareholders of record at the close of business on __________, 2013, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the Agreement and Plan of Merger requires the affirmative vote of at least a majority of the shares of Nicolet common stock issued and outstanding on the record date.

After careful consideration, your board of directors supports the merger and unanimously recommends that you vote FOR approval of the Agreement and Plan of Merger.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. You may revoke your proxy at any time before it is voted in the manner described in the joint proxy statement — prospectus.

Nicolet’s shareholders have dissenters’ rights with respect to the merger under Wisconsin law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Subchapter XIII of the Wisconsin Business Corporation Law will be entitled to receive payment of the fair value of their shares in cash in accordance with Wisconsin law. A copy of Subchapter XIII of the Wisconsin Business Corporation Law is attached as Appendix B to the joint proxy statement-prospectus.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors

Robert B. Atwell Chairman, President and Chief Executive Officer

Green Bay, Wisconsin
_______, 2013

TABLE OF CONTENTS

Page
QUESTIONS AND ANSWERS	i

SUMMARY	1
THE COMPANIES	1
THE MERGER AGREEMENT	3
WHAT YOU WILL RECEIVE IN THE MERGER	3
EFFECT OF THE MERGER ON MID-WISCONSIN OPTIONS	4
YOUR EXPECTED TAX TREATMENT AS A RESULT OF THE MERGER	4
DISSENTERS’ RIGHTS	5
COMPARATIVE STOCK PRICES	5
REASONS FOR THE MERGER	5
OPINION OF MID-WISCONSIN’S FINANCIAL ADVISOR	7
OPINION OF NICOLET’S FINANCIAL ADVISOR	7
BOTH BOARDS OF DIRECTORS RECOMMEND SHAREHOLDER APPROVAL OF THE MERGER AGREEMENT	7
INFORMATION ABOUT THE SHAREHOLDERS’ MEETINGS	7
QUORUM AND VOTE REQUIRED AT THE MEETINGS	7
SHARE OWNERSHIP OF MANAGEMENT	8
STRUCTURE OF THE MERGER	8
WE MUST OBTAIN REGULATORY APPROVAL TO COMPLETE THE MERGER	8
WE MUST MEET SEVERAL CONDITIONS TO COMPLETE THE MERGER	9
TERMINATION AND TERMINATION FEE	10
MID-WISCONSIN’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT DIFFER FROM ITS SHAREHOLDERS’ INTERESTS	10
EMPLOYEE BENEFITS OF MID-WISCONSIN EMPLOYEES AFTER THE MERGER	1 1
DIFFERENCES IN RIGHTS OF MID-WISCONSIN’S SHAREHOLDERS AFTER THE MERGER	1 1
ACCOUNTING TREATMENT	11

UNAUDITED COMPARATIVE PER SHARE DATA	1 2

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION	1 3

RISK FACTORS	1 6

A WARNING ABOUT FORWARD-LOOKING STATEMENTS	2 9

THE MID-WISCONSIN SPECIAL SHAREHOLDERS’ MEETING	30
PURPOSE	30
RECORD DATE; QUORUM AND VOTE REQUIRED	30
SOLICITATION AND REVOCATION OF PROXIES	3 1
DISSENTERS’ RIGHTS	3 2
RECOMMENDATION OF THE BOARD OF DIRECTORS OF MID-WISCONSIN	3 2

THE NICOLET SPECIAL SHAREHOLDERS’ MEETING	3 3

PROPOSAL 1: THE MERGER AGREEMENT	3 6
BACKGROUND OF THE MERGER	3 6
REASONS FOR THE MERGER	3 9

OPINION OF MID-WISCONSIN’S FINANCIAL ADVISOR	4 1

OPINION OF NICOLET’S FINANCIAL ADVISOR	4 9

THE MERGER AGREEMENT	5 8

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	7 1

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS	7 6

DISSENTERS’ RIGHTS	8 1

Page

BUSINESS OF NICOLET	8 8
GENERAL	8 8
BUSINESS AND PROPERTIES	8 9
COMPETITION	9 1
EMPLOYEES	9 1
LEGAL PROCEEDINGS	9 1
MARKET PRICES OF AND DIVIDENDS DECLARED ON NICOLET COMMON STOCK	9 1
CERTAIN PROVISIONS OF NICOLET’S ARTICLES OF INCORPORATION AND BYLAWS REGARDING CHANGE OF CONTROL	9 2

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	9 3

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NICOLET	9 6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF NICOLET	9 8

MANAGEMENT OF NICOLET	12 5
CONTINUING DIRECTORS	12 5
NEW DIRECTORS OF THE COMBINED ENTITY	12 6
NOMINATIONS	12 7
DIRECTOR COMPENSATION	12 8
EXECUTIVE OFFICERS	12 8

EXECUTIVE COMPENSATION	12 9

RELATED PARTY TRANSACTIONS	13 2

INFORMATION ABOUT MID-WISCONSIN	13 3
GENERAL	13 3
MID-WISCONSIN BANK	13 3
MARKET PRICES OF AND DIVIDENDS DECLARED ON MID-WISCONSIN COMMON STOCK	13 4
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MID-WISCONSIN	XX

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OF MID-WISCONSIN	13 5

SUPERVISION AND REGULATION	16 5

OTHER MATTERS	17 7

EXPERTS	17 7

LEGAL MATTERS	17 7

IMPORTANT NOTICE FOR MID-WISCONSIN’S SHAREHOLDERS	17 7

WHERE YOU CAN FIND ADDITIONAL INFORMATION	17 8

CONSOLIDATED FINANCIAL STATEMENTS OF NICOLET BANKSHARES, INC.	F-1

CONSOLIDATED FINANCIAL STATEMENTS OF MID-WISCONSIN FINANCIAL SERVICES, INC.	F-38

APPENDIX A	AGREEMENT AND PLAN OF MERGER BY AND AMONG NICOLET BANKSHARES, INC. AND MID-WISCONSIN FINANCIAL SERVICES, INC., AS AMENDED
APPENDIX B	FULL TEXT OF SUBCHAPTER XIII OF THE WISCONSIN BUSINESS CORPORATION LAW
APPENDIX C	FAIRNESS OPINION OF RAYMOND JAMES & ASSOCIATES, INC.
APPENDIX D	FAIRNESS OPINION OF SANDLER O’NEILL + PARTNERS, L.P.

QUESTIONS AND ANSWERS

Q:	On what am I being asked to vote?

A:	You are being asked to approve the Agreement and Plan of Merger, as amended, by and between Nicolet and Mid-Wisconsin which we may refer to as the merger agreement, and which provides for the merger of Mid-Wisconsin with and into Nicolet.

Q:	Why have Nicolet and Mid-Wisconsin decided to merge?

A:	Nicolet and Mid-Wisconsin agreed to merge for strategic reasons that benefit both parties. Their boards of directors believe that the merger will stabilize Mid-Wisconsin’s operations while allowing Nicolet to expand and enter into new markets.

Q:	How does my board of directors recommend I vote on the merger agreement?

A:	The boards of directors of Mid-Wisconsin and Nicolet have unanimously approved and adopted the merger agreement and recommend that their respective shareholders vote “FOR” approval of the merger agreement.

Q:	What will happen to Nicolet National Bank and Mid-Wisconsin Bank as a result of the merger?

A:	If the merger occurs, Mid-Wisconsin Bank, which is a wholly owned subsidiary of Mid-Wisconsin, will be merged with and into Nicolet National Bank, which is a wholly owned subsidiary of Nicolet. We may refer to this transaction as the bank merger. Nicolet National Bank will be the surviving entity in the bank merger.

Q:	What vote is required to approve the merger agreement?

A:	Approval of the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares of Mid-Wisconsin common stock as of [MWFS record date] and the affirmative vote of a majority of the issued and outstanding shares of Nicolet common stock as of [Nicolet record date].

Q:	What will I receive in the merger?

A:	Mid-Wisconsin shareholders will receive for each of their shares either (i) 0.3727 shares of Nicolet common stock or, (ii) for holders of 200 or fewer shares of Mid-Wisconsin common stock (subject to adjustment as described herein) or residents of states in which the Nicolet common stock cannot be offered without unreasonable effort or expense, $6.15 in cash. In lieu of any fractional shares of Nicolet common stock, Mid-Wisconsin shareholders will receive $16.50 per share in cash, which is the per share value assigned the Nicolet common stock for purposes of the merger. After the merger is completed, we expect that current Nicolet shareholders will own approximately 84.9% of the issued and outstanding shares of common stock of the combined company and current Mid-Wisconsin shareholders will own approximately 15.1% of the issued and outstanding shares of common stock of the combined company. After giving effect to a concurrent private placement of up to 200,000 shares of Nicolet common stock, Mid-Wisconsin shareholders will own approximately 14.4% of the issued and outstanding shares of the combined company. See “The Merger Agreement — Regulatory and Other Required Approvals” page 68 for further explanation.

Q:	How was the merger consideration determined?

A:	The consideration to be paid to Mid-Wisconsin shareholders in the merger was the result of an arm’s-length negotiation between Nicolet and Mid-Wisconsin, subject to the direction of their respective boards of directors and advice provided by their respective legal counsel and independent financial advisors. See “Background of the Merger” on page __ for additional information regarding the process by which the merger consideration was determined.

Q:	What are the federal income tax consequences of the merger to me?

A:	Bryan Cave LLP has issued an opinion, which it will confirm as of the effective date of the merger, that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Mid-Wisconsin shareholders receiving stock consideration in the merger will not recognize gain for

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U.S. federal income tax purposes as a result of the surrender of Mid-Wisconsin common stock for receipt of Nicolet common stock. However, to the extent that shareholders may receive cash either as a result of the exercise of dissenters’ rights, in lieu of a state-restricted fractional share, because they hold fewer than 200 shares of Mid-Wisconsin common stock, or because they are residents of states in which Nicolet common stock cannot be offered without unreasonable effort or expense, they may recognize gain for U.S. federal income tax purposes. Your tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger in the second quarter of 2013, shortly after the special shareholders’ meetings, assuming Mid-Wisconsin and Nicolet shareholders and the applicable bank regulatory agencies approve the merger and other conditions to closing are met. We could experience delays in meeting these conditions or be unable to meet them at all. See “Risk Factors” beginning on page 1 6 for a discussion of these and other risks relating to the merger.

Q:	Will I be able to sell the Nicolet common stock I receive pursuant to the merger?

A:	Yes. The Nicolet common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, and Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system at or before closing of the merger. All shares of Nicolet common stock that you receive pursuant to the merger will be freely transferable unless you are deemed an affiliate of Nicolet. Affiliates of Nicolet may, however, be able to sell the shares they receive pursuant to the merger subject to applicable securities regulations. See “Resale of Nicolet Common Stock” on page 6 7 .

Q:	What should I do now?

A:	After carefully reading and considering the information in this joint proxy statement-prospectus, follow the voting instructions included in the enclosed proxy card in order to vote your shares as soon as possible, so that your shares will be represented at your company’s special meeting.

NOTE: If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the merger agreement.

Q:	What if I do not vote?

A:	If you do not vote, it will have the same effect as voting your shares against the merger.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will vote your shares of stock on the merger agreement only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, the resulting broker nonvote will not be counted toward a quorum and your shares will not be voted at your company’s special meeting, which will have the same effect as voting your shares against the merger.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can revoke your proxy by giving written notice of revocation to your company’s Corporate Secretary. Second, you can submit a new properly executed proxy with a later date at or before your company’s special meeting. The latest proxy actually received before the meeting will be counted, and any earlier proxies will be revoked. Third, you can attend your company’s special meeting, give oral notice of your revocation, and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy. If you hold shares in “street name,” you must contact your broker prior to your company’s special meeting if you wish to revoke your proxy or change your vote.

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Q:	Are dissenters’ rights available to me in connection with this transaction?

A:	Yes. You have dissenters’ rights in connection with the proposed merger under Subchapter XIII of the Wisconsin Business Corporation Law (the “WBCL”), Section 180.1301, et. seq. , which provides that a dissenting shareholder is entitled to receive cash in an amount equal to the “fair value” of his or her shares. The “fair value” of your shares may be more or less than the value of the consideration you would receive in the merger.

To perfect dissenters’ rights, you must give either Nicolet or Mid-Wisconsin, respectively (depending upon whether you are a shareholder of Nicolet or Mid-Wisconsin), written notice of your intent to dissent from the merger prior to the vote of the shareholders at your company’s special meeting, must not vote your shares in favor of the merger, and must comply technically with proper procedure as set forth under Subsection XIII of the WBCL. You should read carefully the more detailed description of this procedure beginning on page __ as well as the full text of Subchapter XIII of the WBCL, which is attached to this document as Appendix B.

Q:	Should I send in my stock certificates now?

A:	No. If you are a Nicolet shareholder, your shares of Nicolet common stock will remain outstanding and unchanged in the merger. Consequently, you do not need to surrender your stock certificates or exchange them for new ones.

If you are a Mid-Wisconsin shareholder and the merger is completed, Nicolet’s exchange agent will send all Mid-Wisconsin shareholders written instructions for exchanging Mid-Wisconsin common stock certificates for the merger consideration they are entitled to receive. In any event, do not send your stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact:

For Mid-Wisconsin shareholders: _______________, Mid-Wisconsin Financial Services, Inc., 132 West State Street, Medford, Wisconsin, 54451, telephone: (____) ____________.

For Nicolet shareholders: Robert B. Atwell, Nicolet Bankshares, Inc., 111 North Washington Street, Green Bay, Wisconsin 54301, telephone: (920) 430-1400.

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SUMMARY

We have prepared this summary of certain material information to assist you in your review of this joint proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this joint proxy statement-prospectus. To understand the merger and the issuance of cash and shares of Nicolet common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the financial statements and appendices included in this joint proxy statement-prospectus by reference. For more information about Nicolet or Mid-Wisconsin, please see the section entitled “Where You Can Find Additional Information.” We urge you to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of your company’s shareholders.

Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies
(See page ___ for Nicolet and page ___ for Mid-Wisconsin)

NICOLET BANKSHARES, INC.
111 North Washington Street
Green Bay, Wisconsin 54301
(920) 430-1400

Nicolet is a Wisconsin corporation and was incorporated as Green Bay Financial Corporation, a Wisconsin corporation, on April 5, 2000 to serve as the holding company for and the sole shareholder of Nicolet National Bank. It amended and restated its articles of incorporation and changed its name to Nicolet Bankshares, Inc. on March 14, 2002. It subsequently became the holding company for Nicolet National Bank upon completion of Nicolet National Bank’s reorganization into a holding company structure on June 6, 2002.

Nicolet is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Wisconsin. It conducts operations through its wholly-owned subsidiary, Nicolet National Bank, which was organized in 2000 as a national bank under the laws of the United States and opened for business on November 1, 2000. Nicolet National Bank provides a full range of traditional banking services throughout northeastern Wisconsin and the upper peninsula of Michigan. Nicolet offers commercial, retail and wealth management services through 11 branch locations in Green Bay, De Pere, Appleton, Marinette and Crivitz, Wisconsin and Menominee, Michigan.

As of December 31 , 2012, Nicolet had consolidated total assets of approximately $ 745 million, consolidated total gross loans of approximately $ 553 million, consolidated total deposits of approximately $ 616 million and consolidated shareholders’ equity of approximately $77 million. Nicolet reported $3.0 million in net income for 2012, representing over a 50% increase as compared to 2011. Net income available to common shareholders for 2012 was $1.8 million , or $0.53 per diluted common share, compared to net income available to common shareholders of $29, or $0.01 per diluted common share, for 2011.

During 2012, the quality of Nicolet’s balance sheet improved. Loan growth was strong, increasing by nearly 17% from year end 2011 to year end 2012, and deposit growth was also strong, increasing by nearly 12% over the same period. Asset quality measures stabilized in 2012, with nonperforming assets falling below 1% of assets, to 0.97% of assets at December 31, 2012, compared to 1.49% at December 31, 2011, and net charge offs to average loans of 0.60% for 2012 compared to 1.85% for 2011.

Nicolet’s management believes that the proposed merger will enable Nicolet to fulfill a variety of strategic objectives. Specifically, it will enable Nicolet to achieve critical scale, with over $1 billion in total assets as a result of the merger. Management believes it is necessary for Nicolet to grow to at least that asset threshold in order to offer the breadth of products and services necessary to compete effectively and to manage increasingly complex regulatory compliance, operational and risk management requirements efficiently. Management believes that Nicolet’s financial condition, results of operation and capital and asset quality ratios are of sufficient strength to enable it to acquire an institution facing challenges in the current regulatory and economic environment while maintaining strong capital ratios and providing a transaction that is accretive to earnings and book value. See “The Merger — Reasons for the Merger” on page __, “Opinion of Nicolet’s Financial Advisor” on page __ and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nicolet” page __.

MID-WISCONSIN FINANCIAL SERVICES, INC.
132 West State Street
Medford, Wisconsin 54451
(715) 748-8300

Mid-Wisconsin Financial Services, Inc. is a registered bank holding company headquartered in Medford, Wisconsin. Mid-Wisconsin Bank, Mid-Wisconsin’s wholly-owned banking subsidiary was incorporated on September 1, 1890, as a state bank under the laws of Wisconsin. Mid-Wisconsin Bank operates 11 retail banking locations throughout North Central Wisconsin serving markets in Clark, Eau Claire, Marathon, Oneida, Price, Taylor and Vilas Counties.

As of December 31 , 2012, Mid-Wisconsin had consolidated total assets of approximately $ 454 million, consolidated total gross loans of approximately $ 296 million, consolidated total deposits of approximately $ 354 million and consolidated shareholders’ equity of approximately $ 36 million. Mid-Wisconsin reported a net loss available to common shareholders of $3.6 million, or $2.18 per common share, for the year ended December 31, 2012, compared to a net loss available to common shareholders of $4.6 million, or $2.78 per common share, for the year ended December 31, 2011. Loans were $295.6 million at December 31, 2012, which represented a decrease of $34.2 million from December 31, 2011. Total deposits were $354.5 million at December 31, 2012, down $27.1 million from December 31, 2011. The ratio of nonperforming assets to total assets was 3.54% at December 31, 2012 as compared to 3.21% at December 31, 2011. Net charge-offs for 2012 were 1.47% of average loans, compared to 1.30% of average loans for 2011.

On May 10, 2011, Mid-Wisconsin entered into a formal written agreement with the Federal Reserve to help ensure the financial soundness of Mid-Wisconsin and Mid-Wisconsin Bank. Pursuant to that agreement, Mid-Wisconsin agreed to, among other things: (i) ensure Mid-Wisconsin Bank complies with the Agreement; (ii) refrain from (x) declaring or paying any dividend on capital stock, (y) taking any dividend from Mid-Wisconsin Bank, or (z) making any distributions on its Debentures or the trust preferred securities, without the written consent of the Federal Reserve; and (iii) develop certain plans and projections with respect to its capital levels and cash flows.

On November 9, 2010, Mid-Wisconsin Bank entered into a formal written agreement with the FDIC and Wisconsin Department of Financial Institutions (“WDFI”). Pursuant to the agreement, Mid-Wisconsin Bank agreed to, among other things: (i) maintain ratios of Tier 1 capital to each of total assets and total risk-weighted assets of at least 8.5% and 12%; (ii) refrain from declaring or paying any dividend without the written consent of the FDIC and WDFI; and (iii) refrain from increasing its total assets by more than 5% during any three-month period without first submitting a growth plan to the FDIC and WDFI. As of December 31, 2012, Mid-Wisconsin Bank’s ratio of Tier 1 capital to each of total assets and total risk-weighted assets was 8.9% and 15.2%, which exceeded the ratios required under the Agreement. Additionally, in accordance with the Agreement, Mid-Wisconsin Bank has refrained from declaring dividends, taken measures to monitor and limit its growth, and provided various periodic progress reports to the FDIC and WDFI.

Pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, on February 20, 2009, Mid-Wisconsin entered into a Letter Agreement with the U.S. Treasury (“Treasury”), pursuant to which Mid-Wisconsin issued (i) 10,000 shares of Fixed Rate Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”), and (ii) a warrant to purchase 500 shares of Fixed Rate Cumulative Preferred Stock, Series B (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”), which was immediately exercised, for an aggregate purchase price of $10 .0 million in cash. On May 12, 201 1, in consultation with the Federal Reserve Bank of Minneapolis, Mid-Wisconsin elected to begin deferring the interest payments due on its Floating/Fixed Rate Junior Subordinated Deferrable Interest Debentures, due 2035 (the “Debentures”), as well as the dividend payments due on the Preferred Stock, and therefore may not pay common stock dividends until such time as these deferred payments have been made in full. Mid-Wisconsin’s federal regulators, the Treasury and the Treasury’s Office of the Inspector General maintain significant oversight over Mid-Wisconsin as a TARP participating institution, to evaluate how it is using the capital provided and to ensure that it strengthens its efforts to help its borrowers avoid foreclosure, which is one of the core aspects of the Emergency Economic Stabilization Act of 2008.

On April 5, 2012, the President Obama signed into law the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act amended various provisions of, and add ed new sections to, the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as provisions of the Sarbanes-Oxley Act of 2002. The JOBS Act increased the statutory threshold for deregistration under the Exchange Act for bank holding companies from 300 to 1,200 shareholders of record.

After significant deliberation and consultation with its legal and financial advisors, Mid-Wisconsin decided to suspend its reporting obligations under the Exchange Act. The financial burdens on Mid-Wisconsin to comply with the reporting obligations of the Exchange Act were significant. Mid-Wisconsin believed that the costs associated with preparing and filing such periodic reports were unnecessary and excessively burdensome, particularly in light of the limited benefits to Mid-Wisconsin’s’ stockholders. Mid-Wisconsin believed the money spent to prepare and file periodic reports with the SEC and to otherwise ensure compliance with the SEC’s rules and regulations could be used more effectively by investing in Mid-Wisconsin’s subsidiary bank to strengthen the financial condition of that entity. Consequently, Mid-Wisconsin filed a Form 15 on each of September 21, 2012 and January 2, 2013 with the SEC to take advantage of the higher deregistration thresholds provided by the JOBS Act.

The Merger Agreement
(See page 5 8 )

Under the terms of the merger agreement, Mid-Wisconsin will merge with and into Nicolet with Nicolet being the surviving corporation. Following the merger of Mid-Wisconsin with and into Nicolet, Mid-Wisconsin Bank will merge with and into Nicolet National Bank with Nicolet National Bank being the surviving bank. Both Nicolet and Nicolet National Bank will continue their existence under Wisconsin law and the laws of the United States, respectively, while Mid-Wisconsin and Mid-Wisconsin Bank will cease to exist. The merger agreement is attached to this document as Appendix A and is incorporated into this joint proxy statement-prospectus by reference. We encourage you to read the entire merger agreement carefully as it is the legal document that governs the proposed merger.

What You Will Receive in the Merger
(See page 5 8 )

If the merger is completed, Mid-Wisconsin shareholders will receive 0.3727 shares of Nicolet common stock for each of their shares except in the circumstances described below , in which cash may be received. If the aggregate cash payment to Mid-Wisconsin shareholders would exceed $500,000, whether as a result of payment for fractional, state-restricted or cash-out shares as described below or in connection with the exercise of dissenters’ rights, then Nicolet may adjust the 200-share threshold for cash-out shares or elect to issue stock to shareholders regardless of the number of shares they own. See “The Merger Agreement — What Mid-Wisconsin’s Shareholders Will Receive in the Merger” on page __ for additional information.

Fractional Shares. No fractional shares of Nicolet common stock will be issued in connection with the merger. Instead, Nicolet will make a cash payment without interest to each shareholder of Mid-Wisconsin who would otherwise receive a fractional share of Nicolet common stock. The amount of such cash payment will be determined by multiplying the fraction of a share of Nicolet common stock otherwise issuable to such shareholder by $16.50, the value attributed to each share of Nicolet common stock solely for purposes of this transaction.

State-Restricted Shares. A record holder of shares of Mid-Wisconsin common stock who resides in a state in which shares of Nicolet common stock cannot be issued in the merger under that state’s securities laws without commercially unreasonable effort or expense will receive, in lieu of shares of Nicolet common stock,

$6.15 in cash for each share of Mid-Wisconsin common stock he, she or it owns. In this joint proxy statement-prospectus, we refer to these shares as “state-restricted shares.” Nicolet will be permitted to issue its common stock in the merger based on a self-executing exemption that is available in all states except the District of Columbia, Minnesota, New Hampshire, New York, and Utah. In those states, a notice or other filing is required. Nicolet presently does not anticipate that it will be required to pay cash to any shareholders based on their residence in a particular state.

Cash-Out Shares. As a means of reducing the administrative burden and expense relating to servicing holders of small numbers of shares of Nicolet common stock after the merger, Nicolet intends to pay cash in the amount of $6.15 per share to Mid-Wisconsin shareholders who own 200 or fewer shares of Mid-Wisconsin common stock of record as of the closing date of the merger. In this joint proxy statement-prospectus, we refer to these shares as “cash-out shares.” This cash payment is in lieu of the issuance of shares of Nicolet common stock in the merger. Nicolet may adjust the 200-share threshold to the extent necessary to limit the amount of cash paid to Mid-Wisconsin shareholders in the merger to a maximum of $500,000. See “The Merger Agreement—What Mid-Wisconsin’s Shareholders Will Receive in the Merger” on page 5 8 for additional information.

The threshold for cash-out shares is based on record ownership of Mid-Wisconsin common stock, which is determined by the specific name(s) of the shareholder on the front of the stock certificate evidencing the shares. For example, if you hold separate certificates individually, as a joint tenant with someone else, as trustee, and in an IRA, those four certificates represent shares held by four different record holders, even if you control the voting or disposition of those shares. As a result, if you are a Mid-Wisconsin shareholder with 200 or more shares held among various accounts, you could still have these shares deemed “cash-out shares” and you could still receive cash in the merger for all of your shares if those accounts individually hold fewer than 200 shares.

To avoid this, you may either consolidate your ownership into a single form of record ownership representing more than 200 shares or acquire additional shares in the market sufficient to bring each of your accounts above the 200-share threshold prior to the effective date of the merger. Alternatively, if your are a Mid-Wisconsin shareholder who holds 200 or fewer shares, you may place your shares into “street name” with a broker that holds and will continue to hold in excess of 200 shares as of the effective time of the merger, and could thereby avoid having your shares be considered “cash-out shares” and being exchanged for cash (although you may still receive cash in lieu of fractional shares or in connection with any “state-restricted shares” that you hold as of the effective time of the merger). To ensure that the record ownership of the shares will be reflected appropriately on Mid-Wisconsin’s transfer agent’s records on the effective date of the merger, shareholders should initiate any transfers of their shares at least three business days prior to Mid-Wisconsin’s special shareholders’ meeting, as Nicolet and Mid-Wisconsin intend to effect the merger promptly thereafter and only those transfers that have settled by the effective date will be considered for purposes of determining the type of consideration to be received.

Effect of the Merger on Mid-Wisconsin Options
(See page 60 )

As of December 31 , 2012, there were 30,510 outstanding options to purchase Mid-Wisconsin common stock, with a weighted average exercise price of $28.13 per share. The merger agreement requires that all outstanding options to acquire Mid-Wisconsin common stock be cancelled effective upon the closing of the merger without payment.

Your Expected Tax Treatment as a Result of the Merger
(See page ___)

We expect that Mid-Wisconsin shareholders who receive only Nicolet common stock for their shares of Mid-Wisconsin common stock will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. The completion of the merger is conditioned on receipt of a tax opinion from Bryan Cave LLP that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that Mid-Wisconsin shareholders will not recognize gain or loss in connection with the exchange of their shares (except with respect to any cash received). The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Mid-Wisconsin shareholder who receives cash consideration in the merger in exchange for Mid-Wisconsin common stock, or who receives cash pursuant to the exercise of dissenters’ rights.

Any shareholder of Mid-Wisconsin who receives cash in the merger, as a result of perfecting dissenters’ rights under Wisconsin law, or otherwise, will recognize gain to the extent the cash received exceeds the shareholder’s tax basis in his or her Mid-Wisconsin common stock. See “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.

Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. For these reasons, we recommend that you consult your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.

Dissenters’ Rights
(See page ___)

If the merger is completed, shareholders of Mid-Wisconsin or Nicolet who do not vote for the merger and who follow certain procedures as required by Wisconsin law and described in this joint proxy statement-prospectus will be entitled to exercise dissenters’ rights and receive the “fair value” of their shares in cash under Wisconsin law. If you assert and perfect your dissenters’ rights, you will not receive any merger consideration but will be entitled to receive the “fair value” of your shares of stock in cash as determined in accordance with Wisconsin law. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. Appendix B includes the relevant provisions of Wisconsin law regarding these rights. See “Dissenters’ Rights” beginning on page __ of this joint proxy statement-prospectus.

Comparative Stock Prices
(See page __ for Nicolet and page __ for Mid-Wisconsin)

Nicolet. The Nicolet common stock does not currently trade on any securities exchange or interdealer quotation system, but Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system on or before the closing date of the merger. The last known sale price for a share of Nicolet common stock prior to the mailing of this joint proxy statement-prospectus was $ ______ on _________, 2013.

Mid-Wisconsin. The Mid-Wisconsin common stock currently trades on the OTCQB market of the OTC Markets Group, Inc. under the symbol “MWFS.” The last known sale price for a share of Mid-Wisconsin common stock prior to the mailing of this joint proxy statement-prospectus was $_____ on ___________, 2013.

Reasons for the Merger
(See page 3 9 )

Nicolet

In deciding to pursue an acquisition of Mid-Wisconsin, Nicolet’s management and board of directors noted, among other things, the following:

•	information concerning the business, operations, earnings, asset quality, and financial condition of Mid-Wisconsin and Mid-Wisconsin Bank;

•	the financial terms of the merger, including the relationship of the value of the consideration issuable in the merger to the market value, tangible book value, and earnings per share of Mid-Wisconsin’s common stock;

•	the ability of Mid-Wisconsin’s operations to contribute to Nicolet’s earnings after the merger;

•	the recent comparative earnings and financial performance of Mid-Wisconsin and Nicolet;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger;

•	the various effects of Nicolet becoming a public reporting company under the regulation of the Securities and Exchange Commission (the “SEC”) as a result of the merger, including increased liquidity for holders of Nicolet’s common stock;

•	evaluation of redemption strategies available to Mid-Wisconsin and Nicolet for the preferred stock issued by Mid-Wisconsin to the Treasury under the TARP Capital Purchase Program;

•	the compatibility of Mid-Wisconsin’s management team, strategic objectives and geographic footprint with those of Nicolet;

•	the opportunity to leverage the infrastructure of Nicolet;

•	the nonfinancial terms of the merger, including the treatment of the merger as a tax-free reorganization for U.S. federal income tax purposes;

•	the opinion of Sandler O’Neill + Partners, L.P. (“Sandler O’Neill”) that the consideration to be received by Mid-Wisconsin’s common shareholders in the merger is fair, from a financial point of view, to the shareholders of Nicolet; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Mid-Wisconsin

In deciding to engage in the merger transaction, Mid-Wisconsin’s board of directors consulted with its management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•	the value of the consideration to be received by Mid-Wisconsin’s shareholders compared to shareholder value for Mid-Wisconsin as an independent entity;

•	information concerning business, operations, earnings, asset quality, and financial condition, prospects, and capital levels of Mid-Wisconsin and Nicolet, both individually and as a combined entity;

•	the perceived risks and uncertainties attendant to Mid-Wisconsin’s operation as an independent banking organization, including risks and uncertainties related to the continuing deferral of dividends and interests on its Preferred Stock and Debentures, the continuing low-interest rate environment, operating under enhanced regulatory scrutiny and the formal written agreements between Mid-Wisconsin and the Federal Deposit Insurance Corporation (the “FDIC”) and the WDFI, and increased capital requirements;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger;

•	the receipt of the stock consideration by Mid-Wisconsin’s shareholders on a tax-free basis;

•	the opinion of Raymond James & Associates, Inc. (“Raymond James”) that the consideration to be received by Mid-Wisconsin’s common shareholders in the merger is fair from a financial point of view; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Opinion of Mid-Wisconsin’s Financial Advisor
(See page 41 )

In deciding to approve the merger, the board of directors of Mid-Wisconsin considered the opinion of its financial advisor, Raymond James. Raymond James, an investment banking and financial advisory firm, has given a fairness opinion to the Mid-Wisconsin board of directors that the terms of the merger are fair, from a financial point of view, to the shareholders of Mid-Wisconsin. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Raymond James considered relevant. The fairness opinion is attached to this joint proxy statement-prospectus as Appendix C. We urge all shareholders of Mid-Wisconsin to read the entire opinion, which describes the procedures followed, matters considered and limitations on the review undertaken by Raymond James in providing its opinion.

Opinion of Nicolet’s Financial Advisor
(See page 4 9 )

In deciding to approve the merger, the board of directors of Nicolet considered the opinion of its financial advisor, Sandler O’Neill. Sandler O’Neill, an investment banking and financial advisory firm, has given a fairness opinion to the Nicolet board of directors that the consideration to be provided to Mid-Wisconsin’s common shareholders in the merger is fair, from a financial point of view, to the shareholders of Nicolet. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Sandler O’Neill considered relevant. The fairness opinion is attached to this joint proxy statement-prospectus as Appendix D. We urge all shareholders of Nicolet to read the entire opinion, which describes the procedures followed, matters considered and limitations on the review undertaken by Sandler O’Neill in providing its opinion.

Both Boards of Directors Recommend Shareholder Approval of the Merger Agreement
(See page __)

Mid-Wisconsin. The board of directors of Mid-Wisconsin has unanimously approved the merger agreement and believes that the merger is in the best interests of Mid-Wisconsin’s shareholders. The board unanimously recommends that you vote FOR approval of the merger agreement.

Nicolet. The board of directors of Nicolet has unanimously approved the merger agreement and believes that the merger is in the best interests of Nicolet’s shareholders. The board unanimously recommends that you vote FOR approval of the merger agreement.

Information About the Shareholders’ Meetings
(See pages __ and ___)

A special meeting of the shareholders of Mid-Wisconsin will be held on _________, 2013, at __.m., central time. The meeting will be held at _____________________. At the meeting, the shareholders of Mid-Wisconsin will vote on the merger agreement described herein. If Mid-Wisconsin’s shareholders approve the merger agreement and the conditions to completing the merger are satisfied, we expect to complete the merger shortly after the special shareholders’ meeting.

A special meeting of the shareholders of Nicolet will be held on ________, 2013, at __.m., local time. The meeting will be held at _____________________. At the meeting, the shareholders of Nicolet will vote on the merger agreement described above and in the notice for the meeting. If Nicolet’s shareholders approve the merger agreement and the other conditions to completing the merger are satisfied, we expect to complete the merger shortly after the special shareholders’ meeting.

Quorum and Vote Required at the Meetings
(See pages __ and __)

Mid-Wisconsin. Shareholders who own Mid-Wisconsin common stock at the close of business on _________________, 2013, the record date, will be entitled to vote at the meeting. A majority of the issued and outstanding shares of Mid-Wisconsin common stock, as of the record date for the meeting, must be present in person or by proxy at the meeting in order for a quorum to be present. If a quorum is not present at the meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present.

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Mid-Wisconsin common stock issued and outstanding on the record date.

Nicolet. Shareholders who own Nicolet common stock at the close of business on ______________, 2013, the record date, will be entitled to vote at the meeting. A majority of the issued and outstanding shares of Nicolet common stock, as of the record date for the meeting, must be present in person or by proxy at the meeting in order for a quorum to be present. If a quorum is not present at the meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present.

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Nicolet common stock issued and outstanding on the record date.

Share Ownership of Management
(See page __)

Mid-Wisconsin. As of the record date for the special meeting, directors and executive officers of Mid-Wisconsin had or shared voting or dispositive power over approximately ____% of the issued and outstanding Mid-Wisconsin common stock. It is anticipated that these individuals will vote their shares of Mid-Wisconsin common stock in favor of the merger agreement. Certain of these individuals have entered into a written agreement with Nicolet providing that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger agreement. A copy of the form of such agreement is included as an exhibit to the merger agreement.

As of the record date for the meeting, directors and executive officers of Nicolet had or shared no voting or dispositive power over any of the issued and outstanding shares of Mid-Wisconsin common stock.

Nicolet. As of the record date for the special meeting, directors and executive officers of Nicolet had or shared voting or dispositive power over approximately ____% of the issued and outstanding Nicolet common stock. It is anticipated that these individuals will vote their shares of Nicolet common stock in favor of the merger agreement. Certain of these individuals have entered into a written agreement with Mid-Wisconsin providing that they will vote the shares over which they have voting power, subject to their fiduciary duties, in favor of the merger agreement. A copy of the form of such agreement is included as an exhibit to the merger agreement.

The directors and executive officers of Mid-Wisconsin do not have or share voting or dispositive power over any of the issued and outstanding shares of Nicolet common stock.

Structure of the Merger
(See page 3 6 )

•	Mid-Wisconsin Financial Services, Inc. and Mid-Wisconsin Bank will cease to exist after the merger.

•	Subsequent to the merger, the business of Mid-Wisconsin Bank will be conducted through Nicolet National Bank.

•	Two current Mid-Wisconsin directors, Kim A. Gowey and Christopher Ghidorzi, will be appointed to Nicolet’s board of directors upon consummation of the merger. They will also be appointed to Nicolet National Bank’s board of directors upon consummation of the bank merger.

We Must Obtain Regulatory Approval to Complete the Merger
(See page ___)

We cannot complete the merger unless we receive the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and other applicable governmental authorities. The merger also requires approval from the Office of the Comptroller of the Currency (“OCC”) and WDFI and non-objection from the FDIC. All regulatory applications and notices required to be filed prior to the merger have been filed.

Although we do not know of any reason why we could not obtain the necessary regulatory approvals in a timely manner, we cannot be certain whether or when we will obtain them.

We Must Meet Several Conditions to Complete the Merger
(See page ___)

In addition to the required regulatory approvals, the merger will only be completed if certain mutual conditions are met, including the following:

•	approval by Mid-Wisconsin’s shareholders and Nicolet’s shareholders of the merger agreement by the required vote;

•	approval of the merger and the transactions contemplated thereby by applicable regulatory authorities without imposing conditions that in the opinion of the board of directors of either Nicolet or Mid-Wisconsin would materially adversely affect the economic or business benefits of the transaction to either Nicolet or Mid-Wisconsin (a “Materially Burdensome Condition”);

•	receipt of all third-party consents (other than the regulatory consents described above) necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent;

•	receipt by Mid-Wisconsin and Nicolet of an opinion from Bryan Cave LLP that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence of a stop order suspending the effectiveness of Nicolet’s registration statement under the Securities Act with respect to the shares of Nicolet common stock to be issued to the Mid-Wisconsin shareholders;

•	the absence of an order, decree or injunction enjoining or prohibiting completion of the merger;

•	Mid-Wisconsin’s redemption of its outstanding Preferred Stock in accordance with its terms or, if such redemption is not permitted by applicable regulatory authorities, the purchase of such stock by Nicolet for a maximum payment of $12.0 million;

•	payment by Mid-Wisconsin of all accrued but unpaid interest on its Debentures or, if such payment is not permitted by applicable regulatory authorities, by Nicolet, and Nicolet’s execution of a supplemental indenture assuming the related indebtedness;

•	receipt by each party of an opinion from its independent financial advisor (which opinion shall not have been withdrawn) that the consideration to be paid to Mid-Wisconsin’s shareholders in the merger is fair to that party’s shareholders from a financial standpoint;

•	cancellation of all outstanding Mid-Wisconsin stock options;

•	the appointment of Kim A. Gowey and Christopher Ghidorzi to Nicolet’s Board of Directors to serve following the merger;

•	issuance of certain legal opinions by counsel for Mid-Wisconsin and Nicolet; and

•	each party’s certification to the other as to the continued accuracy of the representations and warranties contained in the merger agreement, compliance with covenants and closing conditions and the satisfaction of all other matters applicable to the transaction.

If all regulatory approvals are received and the other conditions to completion are satisfied, Nicolet and Mid-Wisconsin contemplate that they will complete the merger in the second quarter of 2013, shortly after their special shareholders’ meetings.

Termination and Termination Fee
(See page ___)

The merger agreement may be terminated, either before or after shareholder approval, under certain circumstances described in detail later in this joint proxy statement-prospectus. If either party terminates the merger agreement because Mid-Wisconsin’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which Mid-Wisconsin’s shareholders or board will vote on the merger agreement, or recommends, approves or announces a transaction for the sale to or merger with an entity other than the Nicolet merger (such transaction, an “acquisition transaction”), or if Mid-Wisconsin terminates the agreement because it has received an offer for such an acquisition transaction, then Mid-Wisconsin (or its successor) must pay Nicolet a termination fee of $750,000. Similarly, if Mid-Wisconsin terminates the merger agreement because Nicolet’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which Nicolet’s shareholders or board will vote on the merger agreement, or resolves to do any of those things, then Nicolet (or its successor) must pay Mid-Wisconsin a termination fee of $750,000. In addition, if the merger agreement is terminated by a party based on a material breach by the other party, then the breaching party will be required to pay the non-breaching party liquidated damages of $1.0 million plus documented out-of-pocket legal, investment banking, accounting, consulting and other expenses incurred by the non-breaching party in connection or associated with the preparation, negotiation, and execution of the merger agreement.

Mid-Wisconsin’s Directors and Executive Officers Have Interests in the Merger that Differ from its Shareholders’ Interests
(See page ___)

The executive officers and directors of Mid-Wisconsin have interests in the merger in addition to their interests as shareholders of Mid-Wisconsin generally. The members of the Mid-Wisconsin board of directors knew about these additional interests and considered them when they adopted the merger agreement. Such interests include, among others:

•	payments to directors under Mid-Wisconsin’s Deferred Compensation Plan and its Director Retirement Benefit Policy;

•	the continuation of employee benefits;

•	provisions in the merger agreement relating to director and officer liability insurance and the indemnification of officers and directors of Mid-Wisconsin for certain liabilities; and

•	the appointment of Kim Gowey and Christopher Ghidorzi to Nicolet’s Board of Directors.

These interests are more fully described in this joint proxy statement-prospectus under the heading “The Merger Agreement — Interests of Certain Persons in the Merger” at page 6 5 .

Nicolet Private Placement
(see page 68)

Effective simultaneously with, and contingent upon, the closing of the merger, Nicolet plans to consummate a private placement of up to 200,000 shares of common stock to members of its board of directors and to advisory directors who are also “accredited investors,” as that term is defined in Rule 501 of the Securities Act. The shares will be offered and sold at a price of $16.50 per share, which is the value attributed to the Nicolet common stock for purposes of the merger and also reflects its current market price. Nicolet currently anticipates that the $3.3 million in proceeds (if fully subscribed) will be contributed as capital to Nicolet National Bank for the reasons described in “The Merger Agreement—Regulatory and Other Required Approvals” on page 68. The private placement will result in additional dilution of Mid-Wisconsin shareholders’ percentage ownership of Nicolet following the merger, from a 15.1% interest without giving effect to the private placement to a 14.4% ownership interest after giving effect to the private placement, in each case on a fully diluted basis and assuming all of the offered shares are sold in the private placement and that no shares of Mid-Wisconsin common stock are converted to cash under the limited circumstances provided for in the merger agreement. See “Risk Factors — Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated” on page 17.

Employee Benefits of Mid-Wisconsin Employees after the Merger
(See page __)

Nicolet has agreed to offer to all current employees of Mid-Wisconsin who become Nicolet employees as a result of the merger substantially similar employee benefits to those that Nicolet offers to its employees in similar positions.

Differences in Rights of Mid-Wisconsin’s Shareholders after the Merger
(See page ___)

Mid-Wisconsin shareholders who receive Nicolet common stock in the merger will become Nicolet shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Wisconsin law and by Nicolet’s articles of incorporation and bylaws. The rights of Nicolet shareholders are different in certain respects from the rights of Mid-Wisconsin’s shareholders. The material differences are described later in this joint proxy statement-prospectus.

Accounting Treatment
(See page 70 )

Nicolet is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America (“GAAP”). Under purchase accounting, the assets (including any identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Mid-Wisconsin at the effective time of the merger will be recorded at their respective fair values and added to those of Nicolet. Any excess of purchase price over the fair values is recorded as goodwill. Any excess of the fair values over the purchase price is recorded in earnings as a bargain purchase gain. Consolidated financial statements of Nicolet issued after the merger will reflect those fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Mid-Wisconsin.

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information for Nicolet and Mid-Wisconsin on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the merger using the purchase method of accounting. This information should be read in conjunction with the companies’ historical financial statements and related notes as well as financial data included elsewhere in this joint proxy statement-prospectus. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the merger had occurred before such periods or the future results that the companies will experience after the merger.

Neither Nicolet nor Mid-Wisconsin has a history of paying dividends to holders of their common stock. Nicolet does not intend to pay dividends on its common stock following the merger, and the pro forma financial information has been prepared on the assumption that no such dividends would be paid following the merger.

The pro forma combined net income per diluted share has been computed based on the diluted average number of outstanding common shares of Nicolet adjusted for the additional shares to be issued in connection with the acquisition of Mid-Wisconsin and the private placement , assuming no Mid-Wisconsin shares are converted to cash under the limited circumstances provided for in the merger agreement and that Nicolet issues 200,000 shares of common stock in the private placement . The Mid-Wisconsin merger equivalent net income per diluted share is based on the number of shares of Nicolet common stock into which each share of Mid-Wisconsin common stock will be converted in the merger.

The pro forma combined net book value per share is based upon the pro forma combined equity of Nicolet divided by the pro forma number of outstanding shares of the combined companies. The Mid-Wisconsin merger equivalent net book value per share is based on the number of shares of Nicolet common stock into which each share of Mid-Wisconsin common stock will be converted in the merger.

The foregoing assumes that the shares of Nicolet common stock to be issued will have a value of $16.50 per share, which was the value assigned to the Nicolet common stock in the merger agreement.

Year Ended December 31, 201 2
Net income per common share:
Income (loss) per diluted common share:
Nicolet	$0.53
Mid-Wisconsin	(2.18)
Pro forma combined	( 0. 10 )
Mid-Wisconsin merger equivalent(1)	( 0.0 4 )

As of December 31, 201 2
Balance Sheet Data:
Net book value per common share:
Nicolet	$15.45
Mid-Wisconsin	15.35
Pro forma combined	18. 46
Mid-Wisconsin merger equivalent(1)	6. 88

(1)	Calculated by multiplying the pro forma combined information by the exchange ratio of 0.3727.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet and statement of income as of and for the year ended December 31, 201 2 have been prepared to reflect the acquisition by Nicolet of Mid-Wisconsin after giving effect to the adjustments described in the notes to the pro forma condensed consolidated financial statements. In the acquisition, Mid-Wisconsin common shareholders will receive total consideration of up to 617,608 shares of Nicolet common stock, subject to adjustments as set forth herein, having an estimated aggregate value of approximately $10.19 million. The foregoing assumes that the shares of Nicolet common stock to be issued will have a value of $16.50 per share, which is the per-share value that was assigned to Nicolet common stock in the merger agreement, and assumes no Mid-Wisconsin shares are converted to cash under the limited circumstances provided for in the merger agreement. The pro forma adjustments also assume the issuance by Nicolet of 200,000 shares of common stock in a private placement and the contribution of the $3.3 million in gross offering proceeds to Nicolet National Bank as capital.

The acquisition will be accounted for as a purchase transaction. Under the acquisition method of accounting, Nicolet records the assets and liabilities of the acquired entities at their fair values on the closing date of the acquisition. The pro forma condensed consolidated balance sheet has been prepared assuming the transaction was consummated on December 31 , 2012. The pro forma condensed consolidated statement of income has been prepared assuming the transaction was consummated on January 1, 201 2 .

The selected unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not indicate either the operating results that would have occurred had the acquisition been consummated before December 31 , 2012 or at January 1, 201 2 , as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed financial information is based upon assumptions and adjustments that Nicolet believes are reasonable. Only such adjustments as have been noted in the accompanying footnotes have been applied in order to give effect to the proposed transaction described in this joint proxy statement-prospectus. Such assumptions and adjustments are subject to change as future events materialize and fair value estimates are refined.

These selected unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes of Nicolet and Mid-Wisconsin beginning on page F-1 of this joint proxy statement-prospectus.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
COMBINED WITH MID-WISCONSIN FINANCIAL SERVICES, INC. AND SUBSIDIARY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
AS OF DECEMBER 31 , 2012
(Dollars in Thousands)

	Historical
	Nicolet	Mid- Wisconsin	Pro Forma Adjustments			Pro Forma Combined
Assets
Cash and cash equivalents	$82,002	$27,209		$(10,100	)(1,2,6)	$99,111
Investments securities, available for sale	55,901	118,456		( 600	)(4)	173,757
Loans held for sale	7,323	2,042		—		9,365
Loans, net	545,481	286,044		(14,022	)(4)	817,503
Goodwill and intangible assets	3,004	—		6,100	(4)	9,104
Other real estate owned	193	4,200		(2,200	)(4)	2,193
Other assets	51,351	15,912		5,918	(4,5)	73,181
Total assets	$745,255	$453,863	$	(14,904)		$1,184,214

Liabilities, Noncontrolling Interest and Equity
Deposits	$616,725	$354,497		$—		$9 71,222
Junior subordinated debentures	6,186	10,310		(5,500	)(4)	10,996
Other borrowings and debt	38,558	49,500		2,400	(4)	90,458
Other liabilities	6,408	3,743		( 1,400	)(2)	8,751
Total liabilities	667,877	418,050		(4,500)		1,081,427
Preferred equity	24,400	10,376		(10,376	)(1)	24,400
Common equity	52,933	25,437		( 28	)(1,3)	78,342
Stockholders’ equity	77,333	35,813		(10,404)		102,742
Noncontrolling interest	45	—		—		45
Total stockholders’ equity and noncontrolling interest	77,378	35,813		(10,404)		102,787
Total liabilities, noncontrolling interest and equity	$745,255	$453,863	$	(14,904)		$1,184,214

(1)	Mid-Wisconsin’s redemption immediately prior to consummation of its outstanding Preferred Stock for cash at $10,500 stated value (which includes $ 124 of unaccreted discount against common equity). Common equity and cash also reflect $ 1.5 million estimated one-time merger related expenses.

(2)	Payment by Mid-Wisconsin by consummation of accrued and unpaid dividends and interest on Preferred Stock $ 1,060 and of accrued and unpaid interest on its Debentures $ 340 .

(3)	Issuance of 617,608 shares of Nicolet common stock (with an assumed market value of $16.50 per share) for total consideration of $10,191, in exchange for 100% of the common equity of Mid-Wisconsin, assuming no Mid-Wisconsin shares are converted to cash under the limited circumstances provided for in the merger agreement. Net adjustments of footnotes (4) and (5) result in $ 1,704 debit to common equity. Mid-Wisconsin common equity eliminated ($ 25,313 ). Excess of the fair value of net assets acquired over the purchase price, $ 13,418 , recorded directly to common equity.

(4)	Adjustments to mark acquired assets and assumed liabilities to estimated fair values at December 31 , 2012 ( or a ll such estimates are subject to change as fair market value estimates are refined): a) Mid-Wisconsin’s investments ($600), fixed assets $5,000, long-term debt $2,400 and junior subordinated debentures ($5,500); b) Core deposit intangible estimated at $6,100; c) Estimated fair market value adjustment to the loan portfolio of ($ 23,600 ) and other real estate owned of ($ 2,200 ) and reversal of Mid-Wisconsin’s allowances of $ 9,578 (net $16, 222 pre-tax credit).

(5)	A deferred tax estimate of 35% or $ 918 debit, calculated on the pre-tax aggregate of the fair value marks totaling $ 2,622 credit.

(6)	Reflects 200,000 shares at $16.50 per common share assuming full subscription in a private placement contingent upon consummation of the merger.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
COMBINED WITH MID-WISCONSIN FINANCIAL SERVICES, INC. AND SUBSIDIARY
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (Unaudited)
(In Thousands, Except Per Share Data)

	Year Ended December 31, 201 2
	Historical
	Nicolet	Mid- Wisconsin	Pro Forma Adjustments		Pro Forma Combined
Interest income	$28,795	$19,405	$—			$48,200
Interest expense	6,529	4,637	250 (2,4)			1 1, 416
Net interest income	22,266	14,768	—			36, 784
Provision for loan loss	4,325	4,430	—	(5)		8,755
Net interest income after provision for loan losses	17,941	10,338	—			28,0 29
Other income	10,744	3,953	—			14,697
Other expense	24,063	15,958	1,420 (1,3)			4 1,441
Income from continuing operations before income taxes	4,622	(1,667)	—			1, 285
Income taxes	1,529	1,302	2, 394	*		437
Income from continuing operations	3,093	(2,969)	—			848
Net income from noncontrolling interest	57	—	—			57
Preferred stock dividends and discount accretion	1,220	650	(6 50	)(6)		1,220
Net income available to common shareholders	$1,816	$(3,619)	—		$	(429)
Basic earnings per common share	0.53	(2.18)	—			(0. 10)
D iluted earnings per common share	0.53	(2.18)	—			(0. 10)
Weighted average basic shares	3,440	1,657	(839	)(7,8)		4, 258
Weighted average diluted shares	3,442	1,657	(839	)(7,8)		4, 260

*	Reflects the tax impact of the pro forma transaction adjustments at a tax rate of 34%.

(1)	Estimated depreciation expense resulting from premises pro forma adjustment using straight-line over 25-year estimated useful life.

(2)	Estimated fair value adjustment on FHLB advances assuming straight-line over 3-year weighted average life.

(3)	Estimated amortization of core deposit intangible resulting from the fair value pro forma adjustment amortized over 10 years using sum-of-years-digits.

(4)	Estimated fair value adjustment on Trust Preferred Securities (TruPS) using straight line amortization over 10 years.

(5)	No adjustment for the provision for loan loss is reflected in the pro-forma statement of income. Upon consummation of this transaction, Nicolet expects reduction in the provision.

(6)	Reversal of dividends on Mid-Wisconsin’s outstanding Preferred Stock, which will be repurchased prior to consummation as part of the transaction in accordance with the terms of the merger agreement.

(7)	Mid-Wisconsin common stock will be exchanged in the merger at a ratio of 0.3727 shares of Nicolet common stock for each share of Mid-Wisconsin common stock.

(8)	Reflects issuance of 200,000 shares of common stock assuming full subscription in a private placement contingent upon consummation of the merger.

RISK FACTORS

In addition to the other information included in this joint proxy statement-prospectus, you should carefully consider the matters described below in determining whether to adopt and approve the merger agreement.

Risk Relating to the Merger

The merger consideration is fixed despite any changes in Nicolet’s or Mid-Wisconsin’s stock prices.

Each share of Mid-Wisconsin common stock owned by Mid-Wisconsin shareholders will be converted into the right to receive 0.3727 shares of Nicolet common stock or, in certain limited circumstances, $6.15 in cash. The market price of the Nicolet common stock received, as well as the market price of the Mid-Wisconsin common stock currently owned, may vary between the date of this joint proxy statement-prospectus, the date of Mid-Wisconsin’s special meeting and the closing of the merger. Such variations in the prices of Nicolet and Mid-Wisconsin common stock may result from changes in the business, operations or prospects of Nicolet or Mid-Wisconsin, regulatory considerations, general market and economic conditions as well as other factors. Despite any such variations, the merger consideration Mid-Wisconsin’s shareholders are entitled to receive will not change.

In addition, there is currently no established public trading market for shares of Nicolet common stock, and the market for the Mid-Wisconsin common stock on the OTCQB market of the OTC Markets Group, Inc. has been illiquid and irregular. There is no guarantee that a more liquid or regular market for Nicolet common stock will develop after the merger. At the time of the special meeting, you will not know the exact market value of Nicolet common stock. See “The Merger Agreement — What Mid-Wisconsin Shareholders will Receive in the Merger” at page 5 8 .

Because there is no public market for Nicolet common stock, it is difficult to determine how the fair value of Nicolet common stock compares with the merger consideration.

The outstanding shares of Nicolet common stock are privately held and are not traded in any public market. This lack of public market makes it difficult to determine the fair value of Nicolet common stock. Nicolet’s and Mid-Wisconsin’s boards of directors, respectively, did obtain fairness opinions from their financial advisors; however, because there is no public market for Nicolet’s common stock such opinions may not be indicative of the fair value of the shares of Nicolet common stock.

Combining our two companies may be more difficult, costly, or time-consuming than we expect.

Nicolet and Mid-Wisconsin have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, we might not achieve the economic benefits we expect to result from the acquisition. As with any merger of banking institutions, there also may be business disruptions that cause the combined entity to lose customers or cause customers to take their deposits out of our banks and move their business to other financial institutions.

Nicolet and Mid-Wisconsin will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Mid-Wisconsin and Nicolet and consequently on the business and stock price of the combined company after the merger. Although Mid-Wisconsin and Nicolet intend to take steps to reduce any adverse effects, these uncertainties may impair their ability to attract, retain, and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with them to seek to change their existing business relationships. Employee retention could be particularly challenging during the merger, as employees may experience uncertainty about their roles in the combined company following the merger. If key employees depart because of issues relating to the perceived uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business following the merger could be harmed and the market price of its common stock could decrease.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

The merger must be approved by the Federal Reserve, the OCC and the WDFI. The Federal Reserve, the OCC and the WDFI will consider, among other factors, the competitive impact of the merger, our financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve, the OCC and the WDFI will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act (“CRA”) matters. There can be no assurance as to whether other necessary approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

In connection with the OCC’s review of Nicolet’s application for approval of the bank merger, Nicolet’s management has discussed, and continues to discuss, with representatives of the OCC various capital strategies for ensuring that Nicolet National Bank’s leverage ratio will continue to meet or exceed OCC requirements following the closing of the merger. In this regard, the OCC has verbally informed Nicolet that for a one-year period after the merger, Nicolet National Bank must calculate its leverage ratio without giving effect to bargain purchase gain in connection with the merger. Toward that end, Nicolet is raising up to $3.3 million of proceeds from a private placement of up to 200,000 shares of Nicolet common stock at $16.50 per share, with the private placement being effective and contingent upon the closing of the merger. Current discussions between Nicolet and the OCC also include, among other things, some combination of cash contributions from Nicolet into the bank and balance sheet management (i.e. , reduction in assets and liabilities) to the extent necessary to meet or exceed applicable capital ratio requirements. If Nicolet is unable to raise the full $3.3 million in offering proceeds and is unable to contribute capital to Nicolet National Bank from other sources in an amount necessary to enable it to meet or exceed the OCC’s capital ratio requirements after the merger, then regulatory approval for the merger could be delayed or denied. Additionally, a failure to meet regulatory capital requirements could result in prompt corrective action by the OCC. See “The Merger Agreement — Regulatory and Other Required Approvals” on page 68 and “Supervision and Regulation — Nicolet National Bank — Prompt Corrective Action” on page 1 67.

The fairness opinions obtained by Nicolet and Mid-Wisconsin will not be updated before the closing of the merger.

The fairness opinions obtained by Nicolet and Mid-Wisconsin were dated November 28, 201 2, which is the date the merger agreement was signed, and speak only as of that date. The financial, market and economic conditions and assumptions that supported the opinions may change prior to the closing of the merger, and neither Sandler O’Neill nor Raymond James is required to update its fairness opinion to take into account such potential changes. For example, the exchange ratio for the merger consideration is fixed, so changes in the market price of the Nicolet common stock or the Mid-Wisconsin common stock could result in the ultimate value of the merger consideration differing from the value assumed in the fairness opinions to an extent that an updated opinion could not be supported.

The market price of Nicolet common stock after the merger may be affected by factors different from those affecting the market price of Mid-Wisconsin common stock or the Nicolet common stock currently.

The businesses of Nicolet and Mid-Wisconsin differ in some respects and, accordingly, the results of operations of Nicolet and the market price of Nicolet’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Nicolet or Mid-Wisconsin. For a discussion of the businesses of Nicolet and Mid-Wisconsin and of certain factors to consider in connection with those businesses, see, “Information About Mid-Wisconsin,” at page 1 33 , as well as, “Information About Nicolet,” at page __.

The merger agreement limits Mid-Wisconsin’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Mid-Wisconsin’s ability to discuss competing third-party proposals to acquire all or a significant part of Mid-Wisconsin. In addition, Mid-Wisconsin has agreed to pay Nicolet a fee of $750,000 if the transaction is terminated because Mid-Wisconsin decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Mid-Wisconsin from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Mid-Wisconsin than it might otherwise have proposed to pay.

Mid-Wisconsin is no longer required to file reports under the Exchange Act, and current public information about Mid-Wisconsin will not be available beyond the information required to be provided in the context of the merger.

In the fourth quarter of 2012, Mid-Wisconsin suspended its reporting obligations under the Exchange Act. As a result, Mid-Wisconsin is no longer required to file annual, quarterly or current reports regarding its business, financial condition and results of operations with the SEC. Although SEC regulations require disclosure of a significant amount of information regarding Mid-Wisconsin in this joint proxy statement-prospectus, the information required does not represent all of the information that would otherwise be required in Mid-Wisconsin’s Exchange Act reports. Furthermore, if the merger does not occur, Mid-Wisconsin will have no obligation to make information about its business, financial condition or results of operation available to the public or to its shareholders except to the extent prescribed by the WBCL and applicable bank regulatory reporting requirements.

Certain directors and executive officers of Mid-Wisconsin have interests in the merger other than their interests as shareholders.

Certain directors and executive officers of Mid-Wisconsin have interests in the merger other than their interests as shareholders. The board of directors of Mid-Wisconsin was aware of these interests at the time it approved the merger. These interests may cause Mid-Wisconsin’s directors and executive officers to view the merger proposal differently than you may view it. See, “The Merger Agreement — Interests of Certain Persons in the Merger,” at page 6 5 .

You will experience a substantial reduction in percentage ownership and voting power with respect to your shares as a result of the merger and private placement .

Mid-Wisconsin shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power through their stock ownership in Nicolet relative to their percentage ownership interest in Mid-Wisconsin prior to the merger. If the merger and private placement are consummated, discounting the potential impact of the exercise of dissenters’ rights or the payment of cash for Mid-Wisconsin shares under the terms of the merger agreement, current Mid-Wisconsin shareholders would own approximately 14.4 % of Nicolet’s issued and outstanding common stock, on a fully diluted basis, based on the number of shares of outstanding Nicolet common stock as of December 31 , 2012 and assuming no Mid-Wisconsin shares are converted to cash under the limited circumstances provided for in the merger agreement. Without giving effect to the private placement, Mid-Wisconsin shareholders would own approximately 15.1% of Nicolet’s issued and outstanding common stock on a fully diluted basis, based on the assumptions stated above. Accordingly, even if former Mid-Wisconsin shareholders were to vote as a group, such a group could still be outvoted by other Nicolet shareholders.

In addition, the current holders of Nicolet common stock will have their ownership interest in Nicolet diluted by the issuance of common stock to the common stock holders of Mid-Wisconsin , and Nicolet shareholders who are not participants in the private placement will experience further dilution as a result of the issuance of Nicolet common stock in the private placement . Consequently, while the current Nicolet shareholders will still own a majority of the Nicolet common stock after the merger, they will have less voting power per share. See “The Merger Agreement — What Mid-Wisconsin Shareholders will Receive in the Merger,” at page 5 8 .

Risk Relating to Nicolet and the Combined Company

Nicolet’s recent results may not be indicative of its future results.

Nicolet may not be able to sustain its historical rate of growth and may not even be able to grow its business at all following the merger. In addition, Nicolet’s recent growth may distort some of its historical financial ratios and statistics. In the future, Nicolet may not have the benefit of a generally predictable interest rate environment or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit Nicolet’s ability to expand its market presence. If Nicolet experiences a significant decrease in its historical rate of growth, its results of operations, financial condition, and share price may be adversely affected due to the prolonged low-rate environment pressuring net interest margins and to a high percentage of its operating costs, such as salaries, lease payment and insurance premiums, being fixed expenses.

Nicolet’s financial projections are based on numerous assumptions about future events and its actual financial performance may differ materially from its projections if its assumptions are inaccurate.

If the communities in which Nicolet operates do not grow or if the prevailing economic conditions locally or nationally are less favorable than we have assumed, Nicolet’s ability to reduce its non-performing loans and other real estate owned (“OREO”) and implement its business strategies may be adversely affected and its actual financial performance may be materially different from its projections.

Moreover, Nicolet cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its market areas even if they do occur. If its senior management team is unable to provide the effective leadership necessary to implement its strategic plan, including the successful integration of Mid-Wisconsin, its actual financial performance may be materially adversely different from its projections. Additionally, to the extent that any component of its strategic plan requires regulatory approval, if it is unable to obtain necessary approval, it will be unable to completely implement its strategy, which may adversely affect its actual financial results. Nicolet’s inability to successfully implement its strategic plan could adversely affect the price of its common stock.

Nicolet may experience increased delinquencies and credit losses, which could have a material adverse effect on its capital, financial condition, and results of operations.

Like other lenders, Nicolet faces the risk that its customers will not repay their loans. A customer’s failure to repay Nicolet is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since its loans are secured by collateral, Nicolet may attempt to seize the collateral when and if customers default on their loans. However, the value of the collateral may not equal the amount of the unpaid loan, and Nicolet may be unsuccessful in recovering the remaining balance from its customers. Rising delinquencies and rising rates of bankruptcy in its market area, generally and among its customers specifically, can be precursors of future charge-offs and may require Nicolet to increase its allowance for loan losses. Higher charge-off rates and an increase in its allowance for loan losses may hurt its overall financial performance if Nicolet is unable to increase revenue to compensate for these losses and may also increase its cost of funds.

The impact of the current economic environment on performance of other financial institutions in its markets; actions taken by its competitors to address the current economic downturn; and public perception of and confidence in the economy generally, and the banking industry specifically, may present significant challenges for Nicolet and could adversely affect its performance.

Nicolet is operating in a challenging and uncertain economic environment, including generally uncertain national conditions and adverse local conditions in its primary markets. Financial institutions continue to be affected by decreasing valuations in real estate markets and constrained financial markets. While Nicolet is taking steps to decrease and limit its exposure to certain types of loans secured by commercial real estate collateral, Nicolet nonetheless retains direct exposure to the real estate markets, and is affected by these events. Continued declines in real estate values and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on its borrowers or their customers, which could adversely affect its financial condition and results of operations.

The impact of events in recent years relating to housing and commercial real estate markets has not been limited to those directly involved in the real estate industry, but rather it has affected a number of related businesses such as building materials suppliers, equipment leasing firms, and real estate attorneys, among others. All of these affected businesses have banking relationships, and when their businesses suffer from recession, the banking relationship suffers as well.

In addition, the market value of the real estate securing Nicolet’s loans as collateral has been adversely affected by the slowing economy and unfavorable changes in economic conditions in its market areas and could be further adversely affected in the future. As of December 31 , 2012, approximately 3 9 % of its loans were secured by commercial-based real estate and 24% of its loans receivable were secured by residential real estate. Any sustained period of increased payment delinquencies, foreclosures, or losses caused by the adverse market and economic conditions, including the downturn in the real estate market, in its markets will continue to adversely affect the value of its assets, revenues, results of operations, and financial condition. Its market area has for the past several years experienced, and certain portions of its market area are currently experiencing such a sustained economic downturn, and if it continues or if economic conditions otherwise worsen, its earnings could be further adversely affected.

The overall deterioration in economic conditions may subject Nicolet to increasing regulatory scrutiny. In addition, further deterioration in national economic conditions or the economic conditions in its local markets could drive losses beyond the amount provided for in its allowance for loan losses, resulting in the following other consequences: increased loan delinquencies, problem assets, and foreclosures; decline in demand for its products and services; decrease in deposits, adversely affecting its liquidity position; and decline in value of collateral, reducing its customers’ borrowing power and the value of assets and collateral associated with its existing loans. These consequences could also result in decreased earnings or a decline in the market value of Nicolet’s common stock. As a community bank, Nicolet National Bank is less able to spread the risk of unfavorable economic conditions than larger national or regional banks. Moreover, Nicolet cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its primary market areas even if they do occur.

Nicolet’s business strategy includes the continuation of significant growth plans, and its financial condition and results of operations could be negatively affected if it fails to manage its growth effectively.

Nicolet has grown over the past several years and intends to continue to pursue a significant growth strategy for its business. Nicolet’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. Nicolet may not be able to further expand its market presence in existing markets or to enter new markets successfully, nor can it guarantee that any such expansion would not adversely affect its results of operations. Failure to manage growth effectively could have a material adverse effect on the business, future prospects, financial condition or results of operations of Nicolet, and could adversely affect its ability to successfully implement business strategies. Also, if such growth occurs more slowly than anticipated or declines, Nicolet’s operating results could be materially adversely affected.

Nicolet’s ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in its market areas and the ability to manage its growth. While management believes it has the management resources and internal systems in place to manage future growth successfully, there can be no assurance that growth opportunities will be available or that any growth will be managed successfully.

Nicolet is subject to extensive regulation that could limit or restrict its activities.

Nicolet operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Its compliance with these regulations, including compliance with its regulatory commitments, is costly and restricts certain of its activities, including the declaration and payment of cash dividends to stockholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. Nicolet is also subject to capitalization guidelines established by its regulators, which require Nicolet to maintain adequate capital to support its growth and operations.

The laws and regulations applicable to the banking industry have recently changed and may continue to change, and Nicolet cannot predict the effects of these changes on its business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect its ability to operate profitably.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted on July 21, 2010. The full implications of the Dodd-Frank Act, or its implementing regulations, on Nicolet’s business are unclear at this time, but it may adversely affect its business, results of operations, and the underlying value of its stock. The full effect of this legislation will not be even reasonably certain until all implementing regulations are promulgated, which could take several years in some cases.

Some or all of the changes, including the new rulemaking authority granted to the newly-created Consumer Financial Protection Bureau, may result in greater reporting requirements, assessment fees, operational restrictions, capital requirements, and other regulatory burdens for Nicolet National Bank and Nicolet, and many of their competitors that are not banks or bank holding companies may remain free from such limitations. This could affect Nicolet’s ability to attract and maintain depositors, to offer competitive products and services, and to expand its business.

Congress may consider additional proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as the current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand its permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Nicolet cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on its business, financial condition, or results of operations.

Its financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. Actions by monetary and fiscal authorities, including the Federal Reserve, could have an adverse effect on its deposit levels, loan demand, stock price, ability to pay dividends, or business and earnings. See “Supervision and Regulation” at page 1 65 .

Changes in the interest rate environment could reduce its net interest income, which could reduce its profitability.

As a financial institution, Nicolet’s earnings significantly depend on net interest income, which is the difference between the interest income that it earns on interest-earning assets, such as investment securities and loans, and the interest expense that it pays on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, affects Nicolet more than non-financial institutions and can have a significant effect on its net interest income and total income. Its assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on its net interest margin and results of operations.

In addition, Nicolet cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in its net interest income. Depending on its portfolio of loans and investments, its results of operations may be adversely affected by changes in interest rates. If there is a substantial increase in interest rates, its investment portfolio is at risk of experiencing price declines that may negatively impact Nicolet’s total capital position of Nicolet through changes in other comprehensive income. In addition, any significant increase in prevailing interest rates could adversely affect its mortgage banking business because higher interest rates could cause customers to request fewer refinancings and purchase money mortgage originations.

Changes in the allowance for loan losses could adversely affect the profitability of Nicolet and Nicolet National Bank.

Nicolet’s success depends to a significant extent upon the quality of its assets, particularly loans. In originating loans, there is a substantial likelihood that Nicolet will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.

Its loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, Nicolet may experience significant loan losses, which could have a material adverse effect on its operating results. Management makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. Nicolet maintains an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, it relies on an analysis of its loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. Nicolet has reviewed Mid-Wisconsin’s loan portfolio and allowance for loan losses and will include Mid-Wisconsin’s portfolio in its analysis after the merger. However, Nicolet cannot predict what effect, if any, the integration of Mid-Wisconsin’s loan portfolio will have on Nicolet.

If management’s assumptions are wrong, or if the inclusion of Mid-Wisconsin’s loan portfolio after the merger results in unanticipated asset quality issues, Nicolet’s current allowance may not be sufficient to cover future loan losses, and it may need to make adjustments to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to its allowance would materially decrease its net income. Nicolet expects its allowance to continue to fluctuate; however, given current and future market conditions, Nicolet can make no assurance that its allowance will be adequate to cover future loan losses.

In addition, federal and state regulators periodically review its allowance for loan losses and may require Nicolet to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in its allowance for loan losses or loan charge-offs as required by these regulators could have a negative effect on its operating results.

Nicolet currently holds a significant amount of bank-owned life insurance.

At December 31 , 2012, Nicolet held $ 18.7 million of bank-owned life insurance on certain key and former employees and executives, with a cash surrender value of $ 18.7 million. The eventual repayment of the cash surrender value is subject to the ability of the various insurance companies to pay death benefits or to return the cash surrender value to Nicolet if needed for liquidity purposes. Nicolet monitors the financial strength of the various companies with whom it carries these policies. However, any one of these companies could experience a decline in financial strength, which could impair its ability to pay benefits or return Nicolet’s cash surrender value. If Nicolet needs to liquidate these policies for liquidity purposes, it would be subject to taxation on the increase in cash surrender value and penalties for early termination, both of which would adversely impact earnings.

Nicolet is subject to liquidity risk in its operations

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to pay regular dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, mortgage originations, withdrawals by depositors, repayment of debt, dividends to stockholders, operating expenses, and capital expenditures. Liquidity is derived primarily from retail deposit growth and retention, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Nicolet’s access to funding sources in amounts adequate to finance its activities could be impaired by factors that affect Nicolet specifically or the financial services industry in general. Factors that could detrimentally affect its access to liquidity sources include a decrease in the level of its business activity due to a market downturn or adverse regulatory action. Nicolet’s ability to borrow could also be impaired by factors that are not specific to Nicolet, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole, given the recent turmoil faced by banking organizations in the domestic and worldwide credit markets. Currently, Nicolet has access to liquidity to meet its current anticipated needs; however, its access to additional borrowed funds could become limited in the future, and Nicolet may be required to pay above market rates for additional borrowed funds, if Nicolet is able to obtain them at all, which may adversely affect its results of operations.

Competition in the banking industry is intense and Nicolet faces strong competition from larger, more established competitors.

The banking business is highly competitive, and Nicolet experiences strong competition from many other financial institutions. Nicolet competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other financial institutions that operate in its primary market areas and elsewhere.

Nicolet competes with these institutions both in attracting deposits and in making loans. In addition, Nicolet has to attract its customer base from other existing financial institutions and from new residents. Many of its competitors are well-established, much larger financial institutions. While Nicolet believes it can and does successfully compete with these other financial institutions in its markets, it may face a competitive disadvantage as compared to large national or regional banks as a result of its smaller size and lack of geographic diversification.

Although Nicolet competes by concentrating its marketing efforts in its primary market area with local advertisements, personal contacts, and greater flexibility in working with local customers, Nicolet can give no assurance that this strategy will be successful.

As a community bank, Nicolet has different lending risks than larger banks.

Nicolet National Bank provides services to its local communities. It’s ability to diversify its economic risks is limited by its own local markets and economies. Nicolet National Bank lends primarily to individuals and to small to medium-sized businesses, which may expose it to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

Nicolet National Bank manages its credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. It has established an evaluation process designed to determine the adequacy of its allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding borrowers and economic conditions, as well as regulator judgments. Nicolet National Bank can make no assurance that its loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on its business, profitability or financial condition.

Nicolet’s success depends upon local and regional economic conditions.

The core industries in Nicolet’s market area are paper, packaging, food production, food processing, and tourism. The area has a broad range of diversified equipment manufacturing services related to these core industries and others. The Mid-Wisconsin market areas are concentrated in agriculture, tourism, and forest products, as well as diversified small manufacturing. The residential and commercial real estate markets throughout these areas depend primarily on the strength of these core industries. A material decline in any of these sectors will affect the communities Nicolet serves and could negatively impact its financial results and have a negative impact on profitability.

Nicolet may not be able to maintain its historical growth rate, which may adversely affect its results of operations and financial condition.

Nicolet has grown substantially in the recent past from approximately $471 million in total consolidated assets at December 31, 2005 to approximately $ 745 million in total consolidated assets at December 31 , 2012. This growth has been achieved primarily through internal organic growth. Nicolet’s future profitability will depend in part on its continued ability to grow. Nicolet may not be able to sustain its historical rate of growth or may not be able to grow its business at all after the merger. Nicolet may also not be able to obtain the capital or financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit Nicolet’s ability to acquire additional banks and bank holding companies and open new branch offices. The acquisition of Mid-Wisconsin and the transactional costs associated therewith, both from the perspective of tangible costs such as technology conversion as well as less tangible but very real costs to management time, may likewise impede the ability of Nicolet to maintain its historic growth rate.

The FDIC Deposit Insurance assessments that Nicolet National Bank is required to pay may continue to materially increase in the future, which would have an adverse effect on its earnings.

As a member institution of the FDIC, Nicolet is assessed a quarterly deposit insurance premium. Failed banks nationwide have significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. As a result, Nicolet National Bank may be required to pay significantly higher premiums or additional special assessments that could adversely affect its earnings.

On October 19, 2010, the FDIC adopted a Deposit Insurance Fund (“DIF”) Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. In addition, the FDIC modified the method by which assessments are determined and, effective April 1, 2011, adjusted assessment rates, which will range from 2.5 to 45 basis points (annualized), subject to adjustments for unsecured debt and, in the case of small institutions outside the lowest risk category and certain large and highly complex institutions, brokered deposits. Further increased FDIC assessment premiums, due to its risk classification, emergency assessments, or implementation of the modified DIF reserve ratio, could adversely impact its earnings.

Nicolet may need to raise additional capital in the future, including through proposed increased minimum capital thresholds established by its regulators as part of their implementation of Basel III, but that capital may not be available when it is needed or may be dilutive to its shareholders.

Nicolet is required by federal and state regulatory authorities to maintain adequate capital levels to support its operations. New regulations implementing the proposed Basel III capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity as a component of Tier 1 capital. In order to support its operations and comply with regulatory standards, Nicolet may need to raise capital in the future. Its ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside its control, on its financial performance and on the successful integration of Mid-Wisconsin. Accordingly, Nicolet cannot assure you of its ability to raise additional capital, if needed, on favorable terms. The capital and credit markets have experienced significant volatility in recent years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of volatility continue or worsen, its ability to raise additional capital may be disrupted. If Nicolet cannot raise additional capital when needed, its results of operations and financial condition may be adversely affected, and its banking regulators may subject Nicolet to regulatory enforcement action, including receivership. In addition, the issuance of additional shares of its equity securities will dilute the economic ownership interest of its common and preferred shareholders.

Nicolet’s directors and executive officers own a significant portion of its common stock and can influence stockholder decisions.

The directors and executive officers of Nicolet, as a group, beneficially owned approximately 23.1% of its fully diluted issued and outstanding common stock as of December 31, 2012. Following the merger and the private placement , the directors and executive officers of the combined company, as a group, are expected to beneficially own approximately 19.6 % of the fully diluted outstanding common stock of the combined company , assuming all of the shares offered in the private placement are sold to current Nicolet directors . As a result of their ownership, the directors and executive officers of Nicolet have the ability, if they voted their shares in concert, to influence the outcome of all matters submitted to its shareholders for approval, including the election of directors.

Nicolet continually encounters technological change and it may have fewer resources than its competition to continue to invest in technological improvements; Nicolet’s information systems may experience an interruption or breach in security.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Nicolet’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in operations. Many of Nicolet’s competitors have greater resources to invest in technological improvements, and Nicolet may not be able to effectively implement new technology-driving products and services, which could reduce its ability to effectively compete.

In addition, Nicolet relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in customer relationship management, general ledger, deposit, loan functionality and the effective operation of other systems. While Nicolet has policies and procedures designed to prevent or limit the effect of a failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of Nicolet’s information systems could damage its reputation, result in a loss of customer business, subject Nicolet and/or Nicolet National Bank to additional regulatory scrutiny, or expose Nicolet to civil litigation and possible financial liability, any of which could have a material adverse effect on Nicolet’s financial condition and results of operations.

Risks Related to Ownership of Nicolet’s Common Stock

The Nicolet common stock does not currently have an established trading market, and a liquid market for its common stock may not develop after the merger.

Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system at or before closing of the merger, but is not currently traded on any securities exchange or quotation system. Although price quotations will be available, a liquid market for the stock does not currently exist and may not develop after the merger. Trading in the Nicolet common stock is highly sporadic, and as a result, there is no typical number of trades per month. Based on information available to management, approximately 127,350 shares traded in 2012, representing 31 transactions, and approximately 69,700 shares traded in 2011, representing 25 transactions, with 58,700 of those shares being traded in the second quarter of 2011. There are currently approximately 260 shareholders of record of Nicolet’s common stock. Following the merger, Nicolet estimates that there will only be approximately 750 holders of record of its common stock, after giving effect to the estimated number of holders of cash-out shares. As a result, it may be difficult for you to sell your shares of Nicolet common stock at the times or prices that you desire.

Substantial sales of Nicolet common stock could cause its stock price to fall.

If shareholders sell substantial amounts of Nicolet common stock in the public market following the merger, the market price of Nicolet common stock could fall. Such sales also might make it more difficult for Nicolet to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Nicolet has not historically paid dividends to its common shareholders and cannot guarantee that it will pay dividends to such shareholders in the future, including after the merger.

The holders of Nicolet common stock, including those who will receive Nicolet common stock pursuant to the merger agreement, receive dividends if and when declared by the Nicolet board of directors out of legally available funds. Nicolet’s board of directors has not declared a dividend on the common stock since its inception in 2000 and does not expect to do so in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of Nicolet’s board of directors and will depend on a number of factors, including the company’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

The principal business operations of Nicolet are conducted through Nicolet National Bank. Cash available to pay dividends to shareholders of Nicolet is derived primarily, if not entirely, from dividends paid by Nicolet National Bank. After the merger, the ability of Nicolet National Bank to pay dividends to Nicolet, as well as Nicolet’s ability to pay dividends to its shareholders, will continue to be subject to and limited by certain legal and regulatory restrictions. Further, any lenders making loans to Nicolet may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends by Nicolet. There can be no assurance of whether or when Nicolet may pay dividends after the merger.

Holders of Nicolet’s subordinated debentures have rights that are senior to those of its common stockholders.

Nicolet has supported its continued growth by issuing trust preferred securities and accompanying junior subordinated debentures. As of December 31 , 2012, Nicolet had outstanding trust preferred securities and associated junior subordinated debentures with an aggregate principal amount of approximately $6.2 million, and Nicolet will assume Mid-Wisconsin’s obligations with respect to an additional $10.3 million in principal amount of junior subordinated debentures associated with Mid-Wisconsin’s outstanding trust preferred securities in the merger.

Nicolet has unconditionally guaranteed the payment of principal and interest on its trust preferred securities and will do the same when it assumes Mid-Wisconsin’s obligations as described above. Also, the junior debentures issued to the special purpose trusts that relate to those trust preferred securities are senior to Nicolet common stock, including shares that it issues to holders of Mid-Wisconsin common stock in the merger. As a result, Nicolet must make payments on the junior subordinated debentures before it can pay any dividends on its common stock, and in the event of Nicolet’s bankruptcy, dissolution or liquidation, holders of its junior subordinated debentures must be satisfied before any distributions can be made on its common stock. Nicolet does have the right to defer distributions on its junior subordinated debentures (and related trust preferred securities) for up to five years, but during that time would not be able to pay dividends on its common or preferred stock.

Holders of Nicolet’s SBLF Preferred Stock have rights that are senior to those of its common stock, and contractual restrictions relative to Nicolet’s SBLF Preferred Stock may limit or prevent Nicolet from paying dividends on and repurchasing its common stock.

Nicolet has supported its capital operations by issuing preferred stock to the Treasury pursuant to the Small Business Lending Fund (“SBLF”) program (such preferred stock, the “SBLF Preferred Stock”).

The SBLF Preferred Stock issued to and currently held by the Treasury has dividend rights that are senior to those of Nicolet’s common stock; therefore, Nicolet must pay dividends on the SBLF Preferred Stock before it can pay any dividends to holders of its common stock. In the event of Nicolet’s bankruptcy, dissolution, or liquidation, the holders of the SBLF Preferred Stock must be satisfied before Nicolet can make any distributions to holders of its common stock. In addition, under the terms of the SBLF Preferred Stock and the securities purchase agreement between Nicolet and the Treasury in connection with the SBLF transaction, Nicolet is generally unable to pay dividends on or repurchase its common stock where such payment or repurchase would result in a reduction of Nicolet’s Tier 1 capital from the level on September 1, 2011, the date on which the SBLF Preferred Stock was issued, by more than 10%. Under the terms of the SBLF Preferred Stock, Treasury does not have voting rights with respect to the proposed merger.

Holders of Nicolet’s SBLF Preferred Stock have limited voting rights.

Other than under certain limited circumstances, holders of Nicolet’s SBLF Preferred Stock have no voting rights except with respect to matters that would involve certain fundamental changes to the terms of the SBLF Preferred Stock or as required by law. These matters include the authorization of stock senior to the SBLF Preferred Stock, amendments that adversely affect the rights of the holders of the SBLF Preferred Stock, and certain business combination transactions. These rights could make it more difficult to consummate a transaction that the common shareholders wish to approve.

Because Nicolet is a regulated bank holding company, your ability to obtain “control” or to act in concert with others to obtain control over Nicolet without the prior consent of the Federal Reserve or other applicable bank regulatory authorities is limited and may subject you to regulatory oversight.

Nicolet is a bank holding company and, as such, is subject to significant regulation of its business and operations. In addition, under the provisions of the Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act, certain regulatory provisions may become applicable to individuals or groups who are deemed by the regulatory authorities to “control” Nicolet or its subsidiary bank. Nicolet does not believe that the merger would result in any unwitting acquisitions by any current Mid-Wisconsin shareholders of “control” of Nicolet, as that term is defined under applicable law and regulation. However, the Federal Reserve and other bank regulatory authorities have very broad interpretive discretion in this regard and it is possible that the Federal Reserve or some other bank regulatory authority may, whether through the merger or through subsequent acquisition of Nicolet’s shares, deem one or more of Nicolet’s shareholders to control or to be acting in concert for purposes of gaining or exerting control over Nicolet. Such a determination may require a shareholder or group of shareholders, among other things, to make voluminous regulatory filings under the Change in Bank Control Act, including disclosure to the regulatory authorities of significant amounts of confidential personal or corporate financial information. In addition, certain groups or entities may also be required to either register as a bank holding company under the Bank Holding Company Act of 1956, as amended, becoming themselves subject to regulation by the Federal Reserve under that Act and the rules and regulations promulgated thereunder, which may include requirements to materially limit other operations or divest other business concerns, or to divest immediately their investments in Nicolet. Furthermore, in the event that Nicolet or Nicolet National Bank may seek to undertake the acquisition of the assets of failed financial institutions through submitting bids on such assets to the FDIC, whether pursuant to a loss-sharing agreement or otherwise, it is possible that individuals deemed to “control” Nicolet may become further subject to the FDIC’s 2009 Statement of Policy on Qualifications for Failed Bank Acquisitions. Failure to abide by these requirements may subject such shareholders to sanctions up to and including the imposition of civil money penalties.

In addition, these limitations on the acquisition of Nicolet’s stock may generally serve to reduce the potential acquirers of its stock or to reduce the volume of its stock that any potential acquirer may be able to acquire. These restrictions may serve to generally limit the liquidity of its stock and, consequently, may adversely affect its value.

Nicolet’s securities are not FDIC insured.

Nicolet’s securities, including the shares of Nicolet common stock to be issued in the merger, are not savings or deposit accounts or other obligations of Nicolet National Bank, and are not insured by the Deposit Insurance Fund, or any other agency or private entity and are subject to investment risk, including the possible loss of some or all of the value of your investment.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

The ability of Nicolet and Mid-Wisconsin to predict results or the actual effect of future plans or strategies is inherently uncertain. Although Nicolet and Mid-Wisconsin believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in the forward-looking statements include, but are not limited to:

•	The costs of integrating Nicolet’s and Mid-Wisconsin’s operations, which may be greater than expected.

•	Potential customer loss and deposit attrition as a result of the merger, and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions.

•	Nicolet’s ability to effectively manage interest rate risk and other market risk, credit risk and operational risk both before and after the merger.

•	Nicolet’s ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Nicolet’s business.

•	Nicolet’s ability to keep pace with technological changes.

•	Nicolet’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by its customers and potential customers.

•	Nicolet’s ability to expand into new markets.

•	The cost and other effects of material contingencies, including litigation contingencies.

•	Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, which may increase competitive pressures and affect Nicolet’s ability to preserve its customer relationships and margins.

•	Possible changes in general economic and business conditions in the United States in general and in the larger region and communities Nicolet serves in particular, which may lead to deterioration in credit quality, thereby requiring increases in its provision for credit losses, or a reduced demand for credit, thereby reducing earning assets.

•	The threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty.

•	Possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards.

The cautionary statements in the “Risk Factors” section and elsewhere in this joint proxy statement-prospectus also identify important factors and possible events that involve risk and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Nicolet and Mid-Wisconsin do not intend, and undertake no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

THE MID-WISCONSIN SPECIAL SHAREHOLDERS’ MEETING

Purpose

Mid-Wisconsin shareholders are receiving this joint proxy statement-prospectus because on ____________, 2013, the record date for a special meeting of shareholders to be held on ______________, 2013, at__________ at __.m., they owned shares of the common stock of Mid-Wisconsin Financial Services, Inc., and the board of directors of Mid-Wisconsin is soliciting proxies for the matter to be voted on at this special meeting, as described in more detail below. Each copy of this joint proxy statement-prospectus was mailed to holders of Mid-Wisconsin common stock on [______________] and is accompanied by a proxy card for use at the meeting and at any adjournment(s) of the meeting.

At the meeting, Mid-Wisconsin shareholders will consider and vote upon the merger agreement and any other matters that are properly brought before the meeting, or any adjournments(s) of the meeting.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, we ask that you instruct the proxies how to vote your shares in advance of the meeting just in case your plans change. In the event that other matters arise at the special meeting, the proxy holder will vote your shares according to his or her discretion.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not return your properly executed card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement.

Record Date; Quorum and Vote Required

The record date for the Mid-Wisconsin special meeting is ____________, 2013. Mid-Wisconsin’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of December 31, 2012, there were 1,657,119 shares of Mid-Wisconsin common stock issued and outstanding and entitled to vote at the meeting. The issued and outstanding shares are held by approximately 840 holders of record.

The presence, in person or by proxy, of a majority of the shares of Mid-Wisconsin common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Mid-Wisconsin common stock outstanding on the record date, entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.

To determine the presence of a quorum at the meeting, Mid-Wisconsin will also count as present at the meeting the shares of Mid-Wisconsin common stock present in person but not voting, and the shares of common stock for which Mid-Wisconsin has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions as described in “— Solicitation and Revocation of Proxies” below. On ____________, 2013, the record date for the meeting, there were __________ shares of Mid-Wisconsin common stock issued and outstanding. Therefore at least __________ shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Mid-Wisconsin common stock as of the record date for the special meeting.

As of the record date for the meeting, Mid-Wisconsin’s directors and executive officers beneficially owned a total of _________ shares, or approximately __% of the issued and outstanding shares, of Mid-Wisconsin common stock. We anticipate that these individuals will vote their shares in favor of the merger agreement. Certain of these individuals have entered into a written agreement with Nicolet that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.

Solicitation and Revocation of Proxies

If you have delivered a signed proxy card for the Mid-Wisconsin special meeting, you may revoke it at any time before it is voted by:

•	attending the meeting and voting in person;

•	giving written notice revoking your proxy to Mid-Wisconsin’s Corporate Secretary prior to the date of the meeting; or

•	submitting a new properly executed proxy that is dated later than your initial proxy .

The proxy holders will vote as directed on all valid proxies that are received at or prior to the meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. Mid-Wisconsin’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.

If you hold shares in “street name” with a broker, bank, or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker nonvotes,” are not counted in the vote by shareholders but will count for purposes of a quorum. As a result, any broker nonvotes will have the practical effect of a vote against the merger proposal but will not affect the adjournment proposal. We therefore encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. If you hold shares in “street name” and wish to change your vote at any time, you must contact your broker.

Mid-Wisconsin will bear the cost of soliciting proxies from its shareholders. Mid-Wisconsin will solicit shareholder votes by mail, and may also solicit certain shareholders by other means of communication, including telephone or in person. If anyone solicits your vote in person, by telephone, or by other means of communication, they will receive no additional compensation for doing so. Mid-Wisconsin will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to those beneficial owners.

How to Vote Your Shares

Shareholders of record (i.e., those who own shares in their own name) can vote by telephone, on the internet, or by mail as follows:

•	Voting by Telephone. Call the toll-free number listed on the proxy card and follow the instructions. You will need to have your proxy card with you when you call.

•	Voting on the Internet. Go to www.___________.com and follow the instructions. You will need to have your proxy card with you when you link to the website.

•	Voting by Mail. Complete, sign, date, and return the enclosed proxy card in the envelope provided.

•	Voting at the Mid-Wisconsin Special Meeting. If you decide to attend the special meeting and vote in person, you may deposit your proxy card with a representative of Mid-Wisconsin at the special meeting registration desk. You may also complete a ballot that will be distributed at the meeting. Whether or not you plan to attend the special meeting, please submit your proxy promptly in the enclosed envelope or vote telephonically or through the Internet by following the instructions on the proxy card.

“Street name” shareholders (i.e., those who own their shares in the name of a broker, bank, or other fiduciary) should refer to the information you receive from your broker to see which voting methods are available to you. Please note, if you are a street name shareholder, and wish to vote in person at the special meeting, you must obtain a proxy executed in your favor from your broker to be able to vote at the special meeting.

You should not send any stock certificates with your proxy card. If the merger agreement is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Dissenters’ Rights

Mid-Wisconsin’s shareholders have dissenters’ rights with respect to the merger under Wisconsin law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Subchapter XIII of the Wisconsin Business Corporation Law (“WBCL”) will be entitled to receive payment of the fair value of their shares in cash in accordance with Wisconsin law. For more information regarding the exercise of these rights, see, “Dissenters’ Rights,” at page 81 .

Recommendation of the Board of Directors of Mid-Wisconsin

Mid-Wisconsin’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Mid-Wisconsin and its shareholders, and recommends that you vote FOR approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Mid-Wisconsin’s board of directors, among other things, consulted with its legal advisor, Barack Ferrazzano Kirschbaum & Nagelberg LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Raymond James., regarding the fairness of the merger consideration to Mid-Wisconsin’s common shareholders from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see, “Background of and Reasons for the Merger — Background of the Merger,” at page 3 2 , and “- Mid-Wisconsin’s Reasons for the Merger,” at page 3 9 .

Shareholders should note that Mid-Wisconsin’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Mid-Wisconsin. See, “The Merger Agreement — Interests of Certain Persons in the Merger,” at page __.

THE NICOLET SPECIAL SHAREHOLDERS’ MEETING

Purpose

Nicolet shareholders have received this joint proxy statement-prospectus because on ______________, 2013, the record date for a special meeting of shareholders to be held on ________, 2013, at ______________ at ____ __.m., they owned shares of the common stock of Nicolet Bankshares, Inc, and the board of directors of Nicolet is soliciting proxies for the matter to be voted on at this special meeting, as described in more detail below. Each copy of this joint proxy statement-prospectus was mailed to holders of Nicolet common stock on [____________] and is accompanied by a proxy card for use at the meeting and at any adjournment(s) of the meeting.

At the meeting, Nicolet shareholders will consider and vote upon the merger agreement and any other matters that are properly brought before the meeting or any adjournment(s) of the meeting.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, we ask that you instruct the proxies how to vote your shares in advance of the meeting just in case your plans change. In the event that other matters arise at the special meeting, the proxy holder will vote your shares according to his or her discretion

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement.

Record Date; Quorum and Vote Required

The record date for the Nicolet special meeting is ___________, 2013. Nicolet’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of ______________, 2013, there were ________ shares of Nicolet common stock issued and outstanding and entitled to vote at the meeting. The issued and outstanding shares are held by approximately ________ holders of record.

The presence, in person or by proxy, of a majority of the shares of Nicolet common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Nicolet common stock outstanding on the record date, entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.

To determine the presence of a quorum at the meeting, Nicolet will also count as present at the meeting the shares of Nicolet common stock present in person but not voting, and the shares of common stock for which Nicolet has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions as described in “— Solicitation and Revocation of Proxies” below. On ____________, 2013, the record date for the meeting, there were _______ shares of Nicolet common stock issued and outstanding. Therefore at least _____ shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Nicolet common stock as of the record date for the special meeting.

As of the record date for the meeting, Nicolet’s directors and executive officers beneficially owned a total of __________ shares, or approximately ____% of the issued and outstanding shares, of Nicolet common stock. We anticipate that these individuals will vote their shares in favor of the merger agreement. Certain of these individuals have entered into a written agreement with Mid-Wisconsin that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.

Solicitation and Revocation of Proxies

If you have delivered a signed proxy card for the Nicolet special meeting or otherwise voted pursuant to the instructions set forth on the proxy card, you may revoke it at any time before it is voted by:

•	attending the meeting and voting in person;

•	giving written notice revoking your proxy to Nicolet’s Corporate Secretary prior to the date of the meeting; or

•	submitting a new properly executed proxy that is dated later than your initial proxy .

The proxy holders will vote as directed on all valid proxies that are received at or prior to the meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. Nicolet’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.

If you hold shares in “street name” with a broker, bank, or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker nonvotes,” are not counted in the vote by shareholders but will count for purposes of a quorum. As a result, any broker nonvotes will have the practical effect of a vote against the merger proposal but will not affect the adjournment proposal. We therefore encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. If you hold shares in “street name” and wish to change your vote at any time, you must contact your broker.

Nicolet will bear the cost of soliciting proxies from its shareholders. Nicolet will solicit shareholder votes by mail, and may also solicit certain shareholders by other means of communication, including telephone or in person. If anyone solicits your vote in person, by telephone, or by other means of communication, they will receive no additional compensation for doing so. Nicolet will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to those beneficial owners.

How to Vote Your Shares

Shareholders of record (i.e., those who own shares in their own name) can vote by telephone, on the Internet, or by mail as follows:

•	Voting by Telephone. Call the toll-free number listed on the proxy card and follow the instructions. You will need to have your proxy card with you when you call.

•	Voting on the Internet. Go to www.________.com and follow the instructions. You will need to have your proxy card with you when you link to the website.

•	Voting by Mail. Complete, sign, date, and return the enclosed proxy card in the envelope provided.

•	Voting at the Nicolet Special Meeting. If you decide to attend the special meeting and vote in person, you may deposit your proxy card with a representative of Nicolet at the special meeting registration desk. You may also complete a ballot that will be distributed at the meeting. Whether or not you plan to attend the special meeting, please submit your proxy promptly in the enclosed envelope or vote telephonically or through the internet by following the instructions on the proxy card.

“Street name” shareholders (i.e., those who own their shares in the name of a broker, bank, or other fiduciary) should refer to the information you receive from your broker to see which voting methods are available to you. Please note, if you are a street name shareholder, and wish to vote in person at the special meeting, you must obtain a proxy executed in your favor from your broker to be able to vote at the special meeting.

Dissenters’ Rights

Nicolet’s shareholders have dissenters’ rights with respect to the merger under Wisconsin law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Subchapter XIII of the WBCL will be entitled to receive payment of the fair value of their shares in cash in accordance with Wisconsin law. For more information regarding the exercise of these rights, see, “Dissenters’ Rights,” at page 32 .

Recommendation of the Board of Directors of Nicolet

Nicolet’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Nicolet and its shareholders, and recommends that you vote FOR approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Nicolet’s board of directors, among other things, consulted with its legal advisor, Bryan Cave LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Sandler O’Neill regarding the fairness of the merger consideration to Nicolet’s common shareholders from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see, “Background of and Reasons for the Merger — Background of the Merger,” at page 3 6 , and “- Nicolet’s Reasons for the Merger,” at page 3 9 .

PROPOSAL 1: THE MERGER AGREEMENT

Structure of the Merger

The merger agreement provides for the merger of Mid-Wisconsin with and into Nicolet, with Nicolet being the surviving entity in the merger. After the merger, Mid-Wisconsin Bank will merge with and into Nicolet National Bank, with Nicolet National Bank being the surviving entity. Each share of Mid-Wisconsin common stock issued and outstanding at the effective time of the merger will be converted into the right to receive either 0.3727 shares of Nicolet common stock or, in certain limited circumstances, $6.15 in cash. Nicolet will appoint Kim A. Gowey and Christopher Ghidorzi, who are both current Mid-Wisconsin directors, to the boards of directors of Nicolet and Nicolet National Bank.

Background of the Merger

Mid-Wisconsin’s board regularly assesses strategic alternatives for maximizing shareholder value. During the past two years, Mid-Wisconsin, like many other banks, has experienced certain stresses, such as the matters addressed in Mid-Wisconsin’s formal written agreement with the Federal Reserve dated May 10, 2011 and Mid-Wisconsin Bank’s written agreement with the FDIC and WDFI on November 9, 2010 (together, the “Consent Order”) that led to the need for additional capital and a more robust infrastructure during a difficult time for the banking industry as a whole. Consequently, Mid-Wisconsin was required to defer its regularly scheduled quarterly payments on its Preferred Stock and the Debentures and is in arrears with the dividend payments on the Preferred Stock and the interest payments on the Debentures. In light of these challenges, Mid-Wisconsin’s board determined that it was in the best interest of its shareholders to more actively explore its strategic options to determine whether there was a possible merger partner that shared their desire to maximize shareholder value while providing exemplary service to the communities and customers that they serve.

Like the Mid-Wisconsin board, Nicolet’s board of directors engages in regular assessments of strategic alternatives for maximizing shareholder value. Since Nicolet’s inception in 2000, its objective has been to build, through organic growth and acquisitions, a community bank of sufficient size to address efficiently the compliance and capital requirements presented by an uncertain regulatory and economic environment while enhancing shareholder value, expanding product lines and continuing to deliver personalized customer service with local decision-making. From time to time, Nicolet’s Chairman, President, and Chief Executive Officer, Robert B. Atwell, would engage in informal, non-binding discussions with potential acquisition candidates, with limited due diligence occurring on such occasions. Until discussions of the proposed merger with Mid-Wisconsin began, however, none of these potential transactions progressed beyond a non-binding expression of interest.

In late 2011, the Mid-Wisconsin board of directors invited representatives of Raymond James to make a presentation to the board regarding potential strategic alternatives. At that time, Mid-Wisconsin’s board and Raymond James evaluated the current banking environment, financial services industry trends, merger and acquisition activity within the industry and Mid-Wisconsin’s strategic alternatives, including, but not limited to, remaining an independent entity, raising additional capital and a possible merger or sale with a larger institution. Representatives of Raymond James discussed trends in bank pricing and financial performance along with an analysis of bank merger activity. Raymond James also discussed with Mid-Wisconsin’s board both the potential pricing Mid-Wisconsin might anticipate should it decide to consider a possible sale transaction and several financial institutions with possible interest in a possible business combination. The Mid-Wisconsin board engaged in a detailed discussion regarding the organization’s prospects in light of the risks and uncertainties related to anticipated increases in regulatory costs and capital requirements and the continuing low interest rate environment and the possible strategic alternatives discussed with Raymond James. After a long discussion, the Mid-Wisconsin board authorized management to investigate a strategic transaction, including a possible sale transaction. On January 6, 2012, Mid-Wisconsin retained Raymond James to serve as its financial advisor and to ascertain potential market interest in an acquisition of Mid-Wisconsin and its subsidiary bank.

From January through May 2012, Raymond James contacted potential likely acquirers, with one potential acquirer conducting limited off-site due diligence on Mid-Wisconsin Bank’s asset quality and other business matters during the first quarter. Following this due diligence and several discussions between the parties, the third party elected not to pursue an opportunity with Mid-Wisconsin at that time, citing its need to raise additional capital to facilitate the transaction as well as possible difficulties receiving regulatory approval for a transaction at this time. On May 30, 2012, Raymond James updated the Mid-Wisconsin board on the process and was authorized by the board to continue to contact potential acquirers.

As part of this process, representatives of Raymond James met with Mr. Atwell in Green Bay, Wisconsin to discuss a potential acquisition of Mid-Wisconsin by Nicolet. On June 21, 2012, following the execution of confidentiality agreements, Mr. Atwell and Michael E. Daniels, President and Chief Operating Officer of Nicolet National Bank, met with representatives of Raymond James, Dr. Gowey, Mid-Wisconsin’s chairman, and Scot Thompson, the President of Mid-Wisconsin Bank, in Wausau, Wisconsin.

Following that meeting, Nicolet commenced initial onsite due diligence on Mid-Wisconsin in Medford, Wisconsin, which concluded during the week of July 9, 2012. Nicolet retained Sandler O’Neill as its independent financial advisor to assist in the evaluation of the proposed merger on July 17, 2012.

On July 23, 2012, Nicolet submitted a draft non-binding letter of intent to Mid-Wisconsin . The letter of intent proposed a stock-for-stock transaction in which the exchange ratio would be calculated based on an assumed price range of $6.00 to $7.50 per share for the Mid-Wisconsin common stock and an assumed price of $16.50 for the Nicolet common stock. Based on these assumptions, the number of shares of Nicolet common stock to be issued in the merger would range from 602,589 to 753,236, and the implied transaction value would range from $9.9 million to $12.4 million. The letter of intent contemplated that Nicolet would purchase the outstanding Preferred Stock of Mid-Wisconsin from the Treasury for up to $ 6.0 million, representing a 43% discount to the $10.5 million stated value of the Preferred Stock, and that Nicolet would assume Mid-Wisconsin’s obligations under the Debentures, with Mid-Wisconsin paying all accrued and unpaid interest on the Debentures (totaling approximately $197,000 at March 31, 2012) prior to the closing of the merger.

On July 25, 2012, the Mid-Wisconsin board of directors met and approved continued negotiations with Nicolet. On July 30, 2012, Nicolet received Mid-Wisconsin’s proposed revisions to the terms of the letter of intent. The proposed revisions reflected an assumed price range of $7.00 to $8.25 per share for the Mid-Wisconsin common stock, representing the issuance of 703,020 to 828,560 shares of Nicolet common stock in the merger and an implied transaction value of $11.6 million to $13.7 million.

Messrs. Atwell and Daniels continued to discuss the proposed transaction terms with Dr. Gowey, and on August 1, 2012, Mid-Wisconsin received revised terms from Nicolet proposing a price range of $6.50 to $8.00 per share for the Mid-Wisconsin common stock, representing the issuance of 652,804 to 803,371 shares of Nicolet common stock and an implied transaction value of $10.8 million to $13.3 million.

On August 3, 2012, Nicolet and Mid-Wisconsin signed a letter of intent setting forth the terms described immediately above, together with a reduction of the maximum price at which Nicolet would purchase the Debentures from $6 million to $5 million. The letter of intent continued to contemplate Nicolet’s assumption of the Debentures and Mid-Wisconsin’s payment of all accrued and unpaid interest of the Debentures.

During the remainder of the month of August, Nicolet and its advisors conducted legal and business due diligence on Mid-Wisconsin and discussed with Mid-Wisconsin and its legal and financial advisors various alternative approaches to the Preferred Stock. On August 21, 2012, representatives of Sandler O’Neill met with Nicolet’s board of directors to discuss these alternatives, which included a cash purchase of the Preferred Stock at a discount negotiated with Treasury, Nicolet’s participation as the “designated bidder” in Treasury’s private “Dutch auction” process, delaying a possible merger to allow negotiation with third-party purchasers of the securities following the Treasury auction process, and assuming Mid-Wisconsin’s obligations under the securities. Based on these discussions, as well as discussions with Treasury representatives, the parties agreed that Nicolet would act as the “designated bidder” for the Preferred Stock in Treasury’s private auction process.

From September 4 through September 6, 2012, representatives of Nicolet conducted additional onsite loan due diligence in Medford, Wisconsin. Nicolet’s management team and legal and financial advisors also continued their due diligence review of documents provided by Mid-Wisconsin. From September 10 through September 14, 2012, Nicolet’s compliance officer and internal auditor, and an external compliance auditor performed a limited scope review on Mid-Wisconsin’s compliance to selected regulations. On September 17 and 18, 2012, Mid-Wisconsin’s management team and legal and financial advisors conducted onsite due diligence on Nicolet in Green Bay, Wisconsin. On September 25, 2012, Mid-Wisconsin notified Treasury of its intent to opt out of the pooled auction process and identified Nicolet as the “designated bidder” for the Preferred Stock.

During the month of October, counsel to Nicolet drafted the form of merger agreement and circulated the initial draft to all parties on October 23, 2012. During the following week, the parties continued their discussions with representatives of Treasury regarding Nicolet’s potential purchase of the Mid-Wisconsin Preferred Stock. Based on these discussions, the parties agreed that a purchase of the securities at a discount to the stated value was unlikely and that their respective interests would best be served by structuring the merger to contemplate Mid-Wisconsin’s redemption of the Preferred Stock at its $10.5 million stated value, together with accrued and unpaid dividends, and an exchange ratio for the Nicolet common stock based on an assumed value of $6.15 per share for the Mid-Wisconsin common stock. On October 31, 2012, following consultation with its legal and financial advisors, the Mid-Wisconsin board authorized management to proceed with the negotiation of a definitive merger agreement on the revised terms described above. The parties subsequently notified Treasury of their decision and Nicolet withdrew as the designated bidder for the Preferred Stock.

During the month of November, the parties and their advisors negotiated the terms of the merger agreement and continued the due diligence process. On November 20, 2012, Nicolet’s board of directors met with representatives of Sandler O’Neill and counsel from Bryan Cave LLP to review the terms of the merger agreement. At the meeting, representatives of Sandler O’Neill provided the board with its analysis of the fairness of the merger consideration to Nicolet’s shareholders from a financial point of view and counsel reviewed the board’s fiduciary duties and the terms and conditions of the merger agreement. Following a discussion of these matters and the other factors listed under “—Nicolet’s Reasons for the Merger,” the board concluded that the proposed merger would be in the best interest of Nicolet and its shareholders and approved the merger agreement in substantially the form presented, with Nicolet’s executive officers being authorized to negotiate, execute and deliver the final agreement on behalf of Nicolet.

On November 28, 2012, Mid-Wisconsin’s board of directors met with representatives of Raymond James and counsel from Barack Ferrazzano Kirschbaum & Nagelberg LLP to review the terms of the merger agreement. At the meeting, representatives of Raymond James provided the board with its analysis of the fairness of the merger consideration to Mid-Wisconsin’s shareholders from a financial point of view and counsel reviewed the board’s fiduciary duties and the terms and conditions of the merger agreement. Following a discussion of these matters and the other factors listed under “—Mid-Wisconsin’s Reasons for the Merger,” the board concluded that the proposed merger would be in the best interest of Mid-Wisconsin and its shareholders and approved the merger agreement in substantially the form presented, with Mid-Wisconsin’s executive officers being authorized to negotiate, execute and deliver the final agreement on behalf of Mid-Wisconsin.

The parties executed the merger agreement on November 28, 2012 and issued a press release announcing the proposed merger on November 29, 2012. Mid-Wisconsin also filed a Current Report on Form 8-K attaching the merger agreement and press release with the SEC on November 29, 2012. Nicolet’s board of directors unanimously ratified the merger agreement, as executed, at a board meeting on December 18, 2012 and approved a technical amendment to the merger agreement that was executed by the parties on January 17, 2013.

On February 27, 2013, in connection with the OCC’s review of Nicolet’s bank merger application, representatives of the OCC communicated verbally to management the OCC’s expectation that for one year after the merger, Nicolet National Bank must calculate its leverage ratio without giving effect to bargain purchase gain in connection with the merger. Nicolet’s management has discussed, and continues to discuss, with representatives of the OCC various capital strategies for ensuring that Nicolet National Bank’s leverage ratio will continue to meet or exceed OCC requirements following the closing of the merger. Toward that end, Nicolet is prepared to, among other things, generate up to $3.3 million of proceeds from a private placement of up to 200,000 shares of Nicolet common stock at $16.50 per share, with the private placement being effective and contingent upon the closing of the merger. The private placement will result in additional dilution of Mid-Wisconsin shareholders’ percentage ownership of Nicolet following the merger, from a 15.1% interest without giving effect to the private placement to a 14.4% ownership interest after giving effect to the private placement, in each case on a fully diluted basis and assuming all of the offered shares are sold in the private placement and that no shares of Mid-Wisconsin common stock are converted to cash under the limited circumstances provided for in the merger agreement. See “The Merger Agreement — Regulatory and Other Required Approvals” for additional information.

Reasons for the Merger

General

The financial and other terms of the merger agreement resulted from arm’s-length negotiations between Nicolet’s and Mid-Wisconsin’s representatives. The following discussion of the information and factors considered by the Nicolet and Mid-Wisconsin boards of directors is not intended to be exhaustive but includes all of the material factors the respective boards considered in determining whether to enter into the merger agreement. In reaching their determinations to approve the merger and to recommend that their respective shareholders approve the merger, neither the Nicolet board of directors nor the Mid-Wisconsin board of directors assigned any relative or specific weight to the following factors, and individual directors may have given.

Nicolet

In deciding to pursue an acquisition of Mid-Wisconsin, Nicolet’s management and board of directors considered, among other things, the following:

•	information concerning the business, operations, earnings, asset quality, and financial condition of Mid-Wisconsin and Mid-Wisconsin Bank;

•	the financial terms of the merger, including the relationship of the value of the consideration issuable in the merger to the market value, tangible book value, and earnings per share of Mid-Wisconsin’s common stock;

•	the ability of Mid-Wisconsin’s operations to contribute to Nicolet’s earnings after the merger;

•	the recent comparative earnings and financial performance of Mid-Wisconsin and Nicolet;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the financial terms of such business combinations with the terms of the proposed merger;

•	the market for alternative merger or acquisition transactions in the banking industry and the likelihood of other material strategic transactions;

•	the increased importance of scale in the banking industry, the fact that the merger would increase Nicolet’s size to over $1 billion in total assets, and would provide Nicolet’s banking franchise with additional access to a broader base of middle market and small business prospects;

•	the various effects of Nicolet becoming a public reporting company under the regulation of the SEC as a result of the merger, including increased liquidity for holders of Nicolet’s common stock;

•	the compatibility of Mid-Wisconsin’s management team, strategic objectives, culture, and geographic footprint with those of Nicolet;

•	Mid-Wisconsin’s familiarity with the central Wisconsin market;

•	the opportunity to leverage the infrastructure of Nicolet;

•	the nonfinancial terms of the merger, including the treatment of the merger as a tax-free reorganization for U.S. federal income tax purposes;

•	the opinion of Sandler O’Neill that the consideration to be provided to Mid-Wisconsin’s common shareholders in the merger is fair, from a financial point of view, to the shareholders of Nicolet; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Mid-Wisconsin

In deciding to engage in the merger transaction, Mid-Wisconsin’s board of directors consulted with its management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•	the value of the consideration to be received by Mid-Wisconsin’s shareholders compared to shareholder value for Mid-Wisconsin as an independent entity;

•	information concerning business, operations, earnings, asset quality, and financial condition, prospects, and capital levels of Mid-Wisconsin and Nicolet, both individually and as a combined entity;

•	the perceived risks and uncertainties attendant to Mid-Wisconsin’s operation as an independent banking organization, including risks and uncertainties related to the continuing deferral of dividends and interests on its Preferred Stock, and Debentures, the continuing low-interest rate environment, operating under enhanced regulatory scrutiny and the formal written agreements between Mid-Wisconsin and the FDIC and the WDFI, and increased capital requirements;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger;

•	the receipt of the stock consideration by Mid-Wisconsin’s shareholders on a tax-free basis;

•	the opinion of Raymond James that the consideration to be received by Mid-Wisconsin’s common shareholders in the merger is fair from a financial point of view; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

OPINION OF MID-WISCONSIN’S FINANCIAL ADVISOR

Mid-Wisconsin retained Raymond James as financial advisor on January 6, 2012. In connection with that engagement, the Mid-Wisconsin Board of Directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of Mid-Wisconsin’s outstanding common stock of the price per share merger consideration to be received by such holders pursuant to the merger agreement.

At the November 28, 2012 meeting of the Mid-Wisconsin Board of Directors, Raymond James gave its opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the holders of Mid-Wisconsin common stock pursuant to the merger agreement was fair, from a financial point of view, to the holders of Mid-Wisconsin’s outstanding common stock.

The full text of the written opinion of Raymond James, dated November 28, 2012, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Appendix C to this joint proxy statement-prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of such opinion.

Holders of Mid-Wisconsin common stock are urged to read Raymond James’ written opinion in its entirety. Raymond James’ opinion, which is addressed to the Mid-Wisconsin Board of Directors, is directed only to the fairness, from a financial point of view, of the merger consideration to be received by holders of Mid-Wisconsin common stock in connection with the proposed merger. Raymond James’ opinion does not constitute a recommendation to any holder of Mid-Wisconsin common stock as to how such stockholder should vote at the special meeting of Mid-Wisconsin shareholders and does not address any other aspect of the proposed merger or any related transaction. Raymond James does not express any opinion as to the likely trading range of Nicolet common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Nicolet at that time.

In connection with rendering its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the merger agreement;

•	reviewed the audited financial statements of Mid-Wisconsin as of and for the years ended December 31, 2010 and December 31, 2011, and the unaudited financial statements for the quarter ending September 30, 2012;

•	reviewed Mid-Wisconsin’s Annual Reports filed on Form 10-K for the years ended December 31, 2010 and December 31, 2011 and Quarterly Reports filed on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2012;

•	reviewed other Mid-Wisconsin financial and operating information requested from and/or provided by Mid-Wisconsin;

•	reviewed certain other publicly available information on Mid-Wisconsin;

•	reviewed financial projections of Mid-Wisconsin provided to Nicolet by Mid-Wisconsin’s management;

•	reviewed financial information for comparable companies with similar publicly-traded securities;

•	reviewed the financial terms of recent business combinations involving companies deemed to be similar;

•	discussed with members of the senior management of Mid-Wisconsin certain information relating to the aforementioned factors and any other matters which we have deemed relevant to our inquiry; and

•	reviewed other information and conducted such other analyses we deemed relevant.

In connection with its review, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by Mid-Wisconsin, Nicolet or any other party, and did not undertake any duty or responsibility to verify independently any of such information. Raymond James has not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Mid-Wisconsin. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Mid-Wisconsin is a party, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Mid-Wisconsin. In its financial analyses, Raymond James assumed the merger consideration had a value of $6.15 per Mid-Wisconsin common share. Mid-Wisconsin notes, however, that the trading price of its common stock continues to fluctuate, while the assumed value of the merger consideration remains fixed at $6.15 per share and the Raymond James fairness opinion speaks only as of the date of the merger agreement. During 2013 to date, trading prices for the Mid-Wisconsin common stock have ranged from $5.00 to $5.60 per share and could increase or decrease prior to the closing of the merger. Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger agreement, or the availability or advisability of any alternatives to the merger. In rendering the opinion, Raymond James reviewed the terms of the merger agreement and offered no judgment as to the negotiations resulting in such terms.

In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) historical and projected revenues, operating earnings, net income and capitalization of Mid-Wisconsin and certain other publicly held companies in businesses Raymond James believed to be comparable to Mid-Wisconsin; (ii) the current and projected financial position and results of operations of Mid-Wisconsin; (iii) the historical market prices and trading activity of the common stock of Mid-Wisconsin; (iv) financial and operating information concerning selected business combinations which Raymond James deemed comparable in whole or in part; and (v) the general condition of the securities markets.

The following summarizes the material financial analyses presented by Raymond James to the Mid-Wisconsin Board of Directors at its meeting on November 28, 2012, which was considered by Raymond James in rendering the opinion described below. No company or transaction used in the analyses described below is directly comparable to Mid-Wisconsin, Nicolet or the contemplated merger.

Trading Analysis

Raymond James analyzed historical closing prices of Mid-Wisconsin common stock and compared them to the value of the proposed merger consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Merger consideration value	$6.15	—
Mid-Wisconsin closing stock price as of November 27, 2012	$4.00	53.8%
52-week high Mid-Wisconsin stock price (May 18, 2012)	$6.50	–5.4%
52-week low Mid-Wisconsin stock price (December 27, 2011 and November 27, 2012)	$4.00	53.8%

Comparable Company Analysis

Raymond James reviewed and compared certain financial information of Mid-Wisconsin to corresponding financial information, ratios and public market multiples observed for two sets of publicly-traded banks.

The first set included publicly-traded banks and thrifts headquartered in the Midwest with assets between $200.0 million and $1.0 billion, nonperforming assets to total assets between 4.0% and 10.0%, a return on average assets less than 0.50% over the last-twelve-months, and an average daily trading volume of their respective common stock of at least 100 shares per day. The financial data used was as of September 30, 2012 (or in four instances, June 30, 2012 when more current financial information was not readily available). The institutions included in the first set of comparable companies included:

• Centrue Financial Corp.	• Mercantile Bancorp, Inc.	• Fentura Financial Inc.
• First Community Financial Partners	• HMN Financial, Inc.	• Wolverine Bancorp Inc.
• Camco Financial Corp	• CIB Marine Bancshares, Inc.	• Bremen Bancorp
• Baraboo Bancorp.	• Ameriana Bancorp	• Central Federal Corp.

The second set included publicly-traded banks and thrifts based nationwide that have some amount of outstanding preferred stock issued through TARP, assets between $200.0 million and $1.0 billion, nonperforming assets to total assets between 4.0% and 10.0%, a return on average assets less than 0.50% over the last-twelve-months, and an average daily trading volume of their respective common stock of at least 100 shares per day. The financial data used was as of September 30, 2012 (or in six instances, June 30, 2012 when more current financial information was not readily available). The institutions included in the second set of comparable companies included:

• Centrue Financial Corp.	• SouthCrest Financial Group Inc	• IBW Financial Corp
• Royal Bancshares of PA	• First Reliance Bancshares	• M&F Bancorp Inc
• Unity Bancorp Inc	• Delmar Bancorp	• Carolina Trust Bank
• Baraboo Bancorp	• Citizens Bancshares Corp	• United American Bank
• 1st Financial Services Corp.	• Northwest Bancorp
• HMN Financial Inc.	• Provident Community Bancshares

Raymond James attained various financial multiples and ratios for the selected public companies and Mid-Wisconsin based on publicly available financial information, information provided by Mid-Wisconsin’s management, and common stock closing prices on November 27, 2012. For each of the selected public companies and Mid-Wisconsin, Raymond James reviewed:

•	Common stock price as a multiple of tangible book value as of September 30, 2012 or, in certain instances, June 30, 2012; and

•	Common stock price as a multiple of earnings per share for the last-twelve-months as of September 30, 2012 or, in certain instances, June 30, 2012.

The results of these analyses are summarized below:

		Trading Multiples of Comp. Publicly-Traded Companies
	Proposed Transaction	Low		Mean		Median		High
Comparable Companies — Midwest Banks
Price/Tangible Book Value Per Share	38.3%	11.7%		46.5%		39.8%		81.4%
Price/LTM Earnings Per Share(1)	NM	6.5	x	19.4	x	20.5	x	30.0	x

Comparable Companies — TARP Banks
Price/Tangible Book Value Per Share	38.3%	7.3%		36.9%		33.9%		82.5%
Price/LTM Earnings Per Share(1)	NM	4.9	x	23.6	x	22.4	x	43.2	x

(1)	Mid-Wisconsin’s last-twelve-months (“LTM”) earnings as of September 30, 2012 were negative, thus its price / LTM earnings per share was not material.

Raymond James also applied the mean, median, minimum, and maximum relative multiples for each of the metrics to Mid-Wisconsin’s actual financial results and determined the implied market value of Mid-Wisconsin common stock and then compared those implied prices per share to Mid-Wisconsin’s closing stock price of $4.00 on November 27, 2012, one day before the merger announcement. These results are summarized below:

	Implied Mid-Wisconsin Price Per Share Based on Trading Multiples of Comp. Publicly Traded Companies
	Low	Mean	Median	High
Comparable Companies — Midwest Banks
Price/Tangible Book Value Per Share	$1.87	$7.46	$6.39	$13.06
Price/LTM Earnings Per Share(1)	NM	NM	NM	NM

Comparable Companies — TARP Banks
Price/Tangible Book Value Per Share	$1.18	$5.91	$5.44	$13.24
Price/LTM Earnings Per Share(1)	NM	NM	NM	NM

(1)	Mid-Wisconsin’s LTM earnings as of September 30, 2012 were negative, thus rendering the implied values as not material

Precedent Transactions Analysis

Raymond James analyzed publicly available information relating to two sets of selected acquisitions of bank and thrift targets announced since January 1, 2010. The first set included targets which had outstanding preferred stock issued through the TARP, assets between $200.0 million and $1.0 billion and nonperforming assets to total assets greater than 4.0% at the time of the announced acquisition. The transactions included in the first set include:

Announce Date	Acquirer/Target	Announce Date	Acquirer/Target
6/5/12	Equity Bancshares Inc. (KS)/First Community Bancshares Inc (KS)	6/24/11	SCJ Inc. (CA)/Santa Lucia Bancorp (CA)
2/9/12	Horizon Bancorp (IN)/Heartland Bancshares (IN)	2/23/11	Piedmont Cmnty Bk Hldgs Inc. (NC)/Crescent Financial Corp. (NC)
1/12/12	First Volunteer Corp. (TN)/Gateway Bancshares Inc. (GA)	2/10/11	CBM Florida Holding Co. (FL)/First Community Bk of America (FL)
12/19/11	SCBT Financial Corp. (SC)/Peoples Bancorporation Inc. (SC)

Note: Only transactions with available pricing data shown

The second set included targets with assets between $200.0 million and $1.0 billion and nonperforming assets to total assets between 4.0% and 10.0% and a return on average assets of less than 0.50% for the last-twelve-months prior to the announced acquisition. The transactions included in the second set include:

Announce Date	Acquirer/Target	Announce Date	Acquirer/Target
8/7/12	SCBT Financial Corp. (SC)/Savannah Bancorp Inc. (GA)	3/30/11	Home Bancorp Inc. (LA)/GS Financial Corp. (LA)
7/19/12	SKBHC Holdings LLC (WA)/ICB Financial (CA)	3/30/11	Park Sterling Corporation (NC)/Community Capital Corp. (SC)
6/5/12	Equity Bancshares Inc. (KS)/First Community Bancshares Inc (KS)	2/21/11	IBERIABANK Corp. (LA)/Omni Bancshares Inc. (LA)
4/4/12	Washington Federal Inc. (WA)/South Valley Bancorp Inc. (OR)	2/10/11	CBM Florida Holding Co. (FL)/First Community Bk of America (FL)
3/19/12	IBERIABANK Corp. (LA)/Florida Gulf Bancorp Inc. (FL)	12/15/10	American National Bankshares (VA)/MidCarolina Financial Corp. (NC)
2/9/12	Horizon Bancorp (IN)/Heartland Bancshares (IN)	10/20/10	Modern Capital Partners L.P. (NY)/Madison National Bancorp Inc. (NY)
1/24/12	Old National Bancorp (IN)/Indiana Community Bancorp (IN)	10/5/10	Old National Bancorp (IN)/Monroe Bancorp (IN)
1/12/12	First Volunteer Corp. (TN)/Gateway Bancshares Inc. (GA)	9/30/10	FNB United Corp. (NC)/Bank of Granite Corp. (NC)
12/21/11	BNC Bancorp (NC)/KeySource Financial Inc. (NC)	9/1/10	Old Line Bancshares Inc (MD)/Maryland Bankcorp Inc. (MD)
12/19/11	SCBT Financial Corp. (SC)/Peoples Bancorporation Inc. (SC)	7/14/10	Grandpoint Capital Inc. (CA)/First Commerce Bancorp (CA)
12/14/11	First Farmers Financial Corp (IN)/First Citizens of Paris Inc. (IL)	5/10/10	Jacksonville Bancorp Inc. (FL)/Atlantic BancGroup Inc. (FL)
7/25/11	Wintrust Financial Corp. (IL)/Elgin State Bancorp Inc. (IL)	3/17/10	Roma Financial Corp. (MHC) (NJ)/Sterling Banks Inc. (NJ)
6/9/11	SKBHC Holdings LLC (AZ)/Sunrise Bank(CA)

Note: Only transactions with available pricing data shown

For the first set of precedent transactions, Raymond James examined multiples of:

•	transaction value as a multiple of tangible book value; and

•	transaction value as a multiple of the target’s earnings for the last-twelve-months.

For the second set of precedent transactions, Raymond James examined multiples of:

•	transaction value as a multiple of tangible book value;

•	transaction value as a multiple of the target’s earnings for the last-twelve-months; and

•	transaction value premium over tangible book value as a percentage of core deposits.

Raymond James reviewed the means, medians, minimums, and maximums of these multiples for the selected transactions and compared them to the corresponding multiples for Mid-Wisconsin implied by the merger consideration.

		Multiples of Precedent Transactions
	Proposed Transaction	Low		Mean		Median		High
TARP Related M&A Transactions
Transaction Value/
Tangible Book Value Per Share	38.3%	21.5%		54.6%		52.8%		96.0%
LTM Earnings Per Share(1)	NM	14.4	x	20.2	x	22.0	x	24.3	x
General M&A Transactions
Transaction Value/
Tangible Book Value Per Share	38.3%	27.8%		90.2%		92.2%		161.7%
LTM Earnings Per Share(1)	NM	14.4	x	39.4	x	45.0	x	69.1	x
Transaction Value less TBV/
Core Deposits(2)	–4.7%	–5.5%		–0.6%		–0.8%		6.2%

(1)	Mid-Wisconsin’s LTM earnings as of September 30, 2012 were negative, thus its transaction value / LTM earnings per share was not material

(2)	Core deposits defined as total deposits less time deposits greater than $100,000

Raymond James also applied the mean, median, minimum, and maximum relative multiples for each of the metrics to Mid-Wisconsin’s actual financial results and determined the implied change of control price per share of Mid- Wisconsin as indicated by the precedent transactions and then compared those implied prices per share to the merger consideration of $6.15 per share.

	Implied Mid-Wisconsin Price Per Share Based on Precedent Transaction Multiples
	Low	Mean	Median	High
TARP Related M&A Transactions
Transaction Value/
Tangible Book Value Per Share	$3.44	$8.75	$8.47	$15.39
LTM Earnings Per Share(1)	NM	NM	NM	NM

General M&A Transactions
Transaction Value/
Tangible Book Value Per Share	$4.45	$14.47	$14.79	$25.93
LTM Earnings Per Share(1)	NM	NM	NM	NM
Transaction Value less TBV/
Core Deposits(2)	$4.62	$14.79	$14.29	$29.09

(1)	Mid-Wisconsin’s LTM earnings as of September 30, 2012 were negative, thus its transaction value / LTM earnings per share was not material

(2)	Core deposits defined as total deposits less time deposits greater than $100,000

Net Present Value Analysis

Raymond James performed a net present value analysis to estimate a range of implied fully-diluted equity values for the holders of Mid-Wisconsin common stock. The analysis used financial projections provided by Mid-Wisconsin’s management for the years ending December 31, 2012 through 2015, which represented the best available estimates and judgment of management. The net income projections were modeled assuming Mid-Wisconsin continues to operate as an independent entity. The valuation range was determined by adding (i) the present value of estimated economic dividends from the time period December 31, 2012 to December 31, 2015 and (ii) the present value of the “terminal value” of Mid-Wisconsin. In calculating terminal values, Raymond James used tangible book value multiples of estimated 2015 year end tangible equity and price/earnings multiples of estimated 2015 net income. The tangible book value multiples ranged from 50.0% to 110.0%, while the price/earnings multiples ranged from 8.0x to 14.0x.

The projected dividends paid and terminal values were discounted using discount rates ranging from 16.0% to 22.0%, which are rates Raymond James viewed as appropriate for a company with Mid-Wisconsin’s risk characteristics and size. This analysis yielded a range of implied present values of Mid-Wisconsin price per share of common stock of $1.01 to $2.09 when applying a price / earnings multiple and $5.84 to $15.14 when applying a price / tangible book value multiple. Greater weight was placed on the price-to-earnings multiple analysis as a bank’s ability to generate earnings has historically had a more significant impact on its resulting stock price than its tangible book value.

Premium Paid Analysis

Raymond James analyzed the stock price premiums paid in the 25 merger and acquisition transactions used in the second set of precedent transactions above. These transactions were all announced since January 1, 2010 and included targets with assets between $200.0 million and $1.0 billion and nonperforming assets to total assets between 4.0% and 10.0% and a return on average assets of less than 0.50% for the last-twelve-months prior to the announced acquisition. In those transactions where the selling institution was a publicly-traded bank or thrift, Raymond James measured each transaction price per share relative to each target’s closing price per share one day, five days and 30 days prior to announcement of the transaction. Raymond James compared the mean, median, minimum and maximum premiums paid from this set of transactions to the Mid-Wisconsin merger consideration expressed as a premium relative to the closing stock price of Mid-Wisconsin on November 27, November 23, and October 29, 2012. The results of the premium paid analysis are summarized below:

	Premiums Paid in Precedent Transactions
	1-day	5-day	30-day
Minimum	–49.6%	16.8%	–40.3%
Mean	29.2%	58.2%	53.4%
Median	24.0%	55.2%	61.7%
Maximum	69.1%	143.0%	149.2%

	Proposed Transaction
	1-day	5-day	30-day
Merger consideration	$6.15	$6.15	$6.15
Mid-Wisconsin closing stock price per share	$4.00	$4.50	$4.95
Implied Transaction premium	53.8%	36.7%	24.2%

Furthermore, Raymond James applied the mean, median, minimum, and maximum premiums for each of the metrics to Mid-Wisconsin’s actual corresponding closing stock prices to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $6.15 per share. The results of this are summarized below:

	Implied Mid-Wisconsin Price Per Share Based on Premiums Paid in Precedent Transactions
	1-day	5-day	30-day
Minimum	$2.02	$5.26	$2.95
Mean	$5.17	$7.12	$7.59
Median	$4.96	$6.98	$8.00
Maximum	$6.76	$10.94	$12.34

	Proposed Transaction
	1-day	5-day	30-day
Merger consideration	$6.15	$6.15	$6.15
Implied Transaction Premium	53.8%	36.7%	24.2%

Additional Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor. As such, the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James’ view of the actual value of Mid-Wisconsin.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Mid-Wisconsin. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Mid-Wisconsin Board of Directors and were prepared solely as part of Raymond James’ analysis of the fairness, from a financial point of view, to the holders of Mid-Wisconsin common stock of the price per share merger consideration to be received by such holders in connection with the proposed merger. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into consideration by the Mid-Wisconsin Board of Directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the Mid-Wisconsin Board of Directors’ or Mid-Wisconsin management’s opinion with respect to the value of Mid-Wisconsin. Mid-Wisconsin placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

Raymond James’ opinion was necessarily based upon market, economic, financial, and other circumstances and conditions existing and disclosed to it on November 27, 2012, and any material change in such circumstances and conditions may affect Raymond James’ opinion, but Raymond James does not have any obligation to update, revise or reaffirm that opinion.

For services rendered in connection with the delivery of its opinion, Mid-Wisconsin paid Raymond James a customary investment banking fee upon delivery of its opinion. Mid-Wisconsin will also pay Raymond James a customary fee for advisory services in connection with the merger, which is contingent upon the closing of the merger. Specifically, Raymond James received a $50,000 retainer in January 2012 and a $150,000 fairness opinion fee paid upon execution of the merger agreement, and will receive a $213,825 success fee payable upon consummation of the merger, representing total compensation of $413,825. Raymond James has received no other compensation from Mid-Wisconsin during the past two years. Mid-Wisconsin also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Mid-Wisconsin and Nicolet for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF NICOLET’S FINANCIAL ADVISOR

By letter dated July 17, 2012, Nicolet retained Sandler O’Neill to act as its financial advisor in connection with a potential merger with Mid-Wisconsin. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Nicolet in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At a meeting of the Nicolet board of directors on November 20, 2012, Sandler O’Neill delivered to the Nicolet board of directors its oral opinion, followed by delivery of its written opinion, that, as of such date, the common stock consideration was fair to the holders of Nicolet common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion dated November 28, 2012 is attached as Appendix D to this joint proxy statement prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Nicolet stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Nicolet board of directors and is directed only to the fairness, from a financial point of view, to the holders of Nicolet common stock of the common stock consideration to be paid to the holders of Mid-Wisconsin common stock. It does not address the underlying business decision of Nicolet to engage in the merger or any other aspect of the merger and is not a recommendation to any Nicolet stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its November 28, 2012 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Nicolet that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Mid-Wisconsin that Sandler O’Neill deemed relevant;

•	internal financial projections for Nicolet for the years ending December 31, 2012 through December 31, 2014 as provided by and discussed with senior management of Nicolet;

•	internal financial projections for Mid-Wisconsin for the years ending December 31, 2012 through 2016 as provided by and discussed with senior management of Mid-Wisconsin;

•	the pro forma financial impact of the merger on Nicolet, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the management of Nicolet;

•	a comparison of certain financial information for Nicolet and Mid-Wisconsin with similar institutions for which public information is available;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Nicolet the business, financial condition, results of operations and prospects of Nicolet.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Nicolet and by Mid-Wisconsin or their financial representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has further relied on the assurances of management of each of Nicolet and Mid-Wisconsin that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Nicolet and Mid-Wisconsin or any of their subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals.

Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for credit losses of Nicolet and Mid-Wisconsin and has not reviewed any individual credit files relating to Nicolet and Mid-Wisconsin. Sandler O’Neill assumed, with Nicolet’s consent, that the respective allowances for credit losses for both Nicolet and Mid-Wisconsin are adequate to cover such losses.

With respect to the internal financial projections for Nicolet and Mid-Wisconsin and as provided by and discussed with the respective managements of Nicolet and Mid-Wisconsin and used by Sandler O’Neill in its analyses, the respective managements of Nicolet and Mid-Wisconsin confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such respective management of the future financial performances of Nicolet and Mid-Wisconsin, respectively, and Sandler O’Neill assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings provided by the management of Nicolet, management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in Nicolet and Mid-Wisconsin assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that Nicolet and Mid-Wisconsin will remain as going concerns for all periods relevant to the analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring after the date of the opinion. Sandler O’Neill expressed no opinion as to what the value of Nicolet common stock will be when issued to Mid-Wisconsin stockholders pursuant to the merger agreement or the prices at which Nicolet and Mid-Wisconsin common stock may trade at any time.

Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to Nicolet and does not address the underlying business decision of Nicolet to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Nicolet or the effect of any other transaction in which Nicolet might engage. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill has consented to inclusion of its opinion and a summary thereof in this joint proxy statement/prospectus and in the registration statement on Form S-4 which includes this joint proxy statement/prospectus. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the consideration to be received in the merger by any Nicolet or Mid-Wisconsin officer, director, or employee, or class of such persons, relative to the consideration to be received in the merger by any other stockholders.

In rendering its November 28, 2012 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the common stock consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Nicolet or Mid-Wisconsin and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Nicolet or Mid-Wisconsin and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Nicolet, Mid-Wisconsin and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Nicolet board of directors at the November 20, 2012 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by the Nicolet board of directors in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision the Nicolet board of directors with respect to the fairness of the merger.

At the November 20, 2012 meeting of the Nicolet board of directors, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the Nicolet board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the per share cash consideration of the fixed exchange ratio of 0.3727x multiplied by Nicolet’s stock price of $16.50 as agreed upon in the merger agreement, as amended, Sandler O’Neill calculated that Nicolet would pay a transaction value of $6.15 per share, or a transaction value of $10.2 million for the common shares of Mid-Wisconsin, plus the redemption of $10.5 million for the Mid-Wisconsin Preferred Stock and $1.2 million for deferred Preferred Stock dividends and accured and unpaid interest on the Debentures. Based upon financial information for Mid-Wisconsin as or for the quarter ended September 30, 2012, Sandler O’Neill calculated the following ratios related to the transaction:

	Nicolet/ Mid-Wisconsin	Nationwide Comparable Transactions (4)		Midwest Comparable Transactions (5)
Transaction price/Last twelve months EPS	NM	23.9	x	16.4	x
Transaction price/Estimated 2012 EPS	NM	—		—
Transaction price/Book value	38%	76%		109%
Transaction price/Tangible book value	38%	76%		109%
Transaction price/Adj. tangible book value (1)	52%	—		—
Core deposit premium (2)	(5.4)%	(2.1)%		0.9%
Premium to market (3)	28.1%	37.2%		—

(1)	Stated 9/30/12 Tangible Common Equity adjusted for estimated purchase accounting adjustments; includes impact of pre-tax mark-to-market of –$24.6 mm on gross loans (–7.94%), –$2.5 mm on OREO (–55.9%), $0.6 mm on Investment Securities; $5.0 mm on fixed assets; $2.4 mm on FHLB borrowings and –$5.5 mm on Trust Preferred Securities.

(2)	Core deposits measured as total deposits less all time deposits greater than $100,000.

(3)	Based on Mid-Wisconsin’s closing price as of November 14, 2012 of $4.80.

(4)	Includes all bank and thrift transactions announced since January 1, 2011 with Target NPAs / Assets > 5.5% and disclosed Deal Values $5 mm–$50 mm (31 transactions).

(5)	Includes all bank and thrift transactions announced since January 1, 2011 for institutions headquartered in WI, MN and MI with disclosed Deal Values $5 mm–$50 mm (6 transactions).

The aggregate transaction value for the common stock of Mid-Wisconsin of approximately $10.2 million is based upon the offer price per share of $6.15 and 1,657,119 shares of Mid-Wisconsin common stock outstanding.

Comparable Company Analysis

Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for Mid-Wisconsin and Nicolet. Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Mid-Wisconsin and a group of financial institutions selected by Sandler O’Neill. The Mid-Wisconsin peer group consisted of the following publicly-traded commercial banks headquartered in Wisconsin and Michigan with total assets greater than $300 million and less than $1.0 billion as selected by Sandler O’Neill1:

Baylake Corporation	Citizens Community Bancorp
First Manitowoc Bancorp Inc.	Southern Michigan Bancorp Inc.
United Bancorp Inc.	ChoiceOne Financial Services
Baraboo Bancorp	CIB Marine Bancshares Inc.
PSB Holdings Inc.	Denmark Bancshares Inc.
HMN Financial Inc.	Commercial National Financial
Blackhawk Bancorp Inc.	West Shore Bank Corporation
Mackinac Financial Corp.	Sturgis Bancorp

The analysis compared publicly available financial information for Mid-Wisconsin, Nicolet and the median financial and market trading data for the Mid-Wisconsin peer group as of and for the last twelve months ended September 30, 2012. The table below sets forth the data for Mid-Wisconsin, Nicolet and the median data for the Mid-Wisconsin peer group as of and for the last twelve months ended September 30, 2012, with pricing data as of November 12, 2012.

	Mid-Wisconsin	Nicolet	Comparable Group Median
Total assets (in millions)	$464	$682	$542
Tangible common equity/tangible assets	5.73%	7.25%	8.19%
Total risk based capital ratio	16.14%	15.12%	14.67%
Return on average assets	0.32%	0.57%	0.7%
Net interest margin	3.32%	3.81%	3.68%
Efficiency ratio	73.2%	68.1%	67.5%
Non-performing assets/assets	5.64%	2.31%	2.91%
Loan loss reserve/total loans	3.40%	1.18%	1.75%
Net charge-offs/average loans	1.47%	0.40%	0.83%
Market capitalization (in millions)	$8.0	NA	$30.7
Price/Last twelve months earnings per share	NM	NA	10.0
Price/tangible book value	30%	NA	73%

Financial data as of or for period ending September 30, 2012 Pricing data as of November 12, 2012

			Balance Sheet		Capital Adequacy			Profitability (MRQ)				Asset Quality			Valuation
															Price/
Company	City, State	Ticker	Total Assets ($mm)	Loans/ Deposits (%)	TCE/ TA (%)	Leverage Ratio (%)	Total RBC (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	Res./ Loans (%)	NPAs/ Assets (%)	NCOs/ Loans (%)	TBV (%)	LTM EPS (x)	Market Cap. ($mm)
Baylake Corp.	Sturgeon Bay, WI	BYLK	985	75.2	8.63	8.48	15.28	0.80	9.3	3.53	64.2	1.77	2.73	2.03	73	10.3	61.5
First Manitowoc Bancorp Inc.	Manitowoc, WI	FMWC	938	90.1	9.72	9.28	12.28	0.97	9.3	3.78	51.6	1.09	1.14	0.27	111	9.8	100.0
United Bancorp Inc.	Ann Arbor, MI	UBMI	899	76.3	8.50	10.10	16.40	0.62	5.8	3.65	67.4	3.72	4.32	1.10	73	13.3	55.9
Baraboo Bancorp.	Baraboo, WI	BAOB	746	81.8	6.07	8.81	12.63	0.67	7.3	3.41	67.1	2.47	8.51	1.19	30	NM	13.6
PSB Holdings Inc.	Wausau, WI	PSBQ	693	87.7	7.77	8.58	14.72	0.70	9.2	3.39	59.9	1.54	2.48	0.19	83	7.8	44.9
HMN Financial Inc.[2]	Rochester, MN	HMNF	644	97.9	5.38	9.55	14.61	0.40	4.2	3.71	74.4	4.10	7.38	1.29	45	NM	15.5
Blackhawk Bancorp Inc.[3]	Beloit, WI	BHWB	559	73.4	5.72	7.93	12.29	0.50	6.0	3.63	69.0	1.74	4.47	2.64	45	6.4	14.3
Mackinac Financial Corp	Manistique, MI	MFNC	551	98.8	11.24	11.93	15.15	0.76	6.1	4.10	67.5	1.20	1.60	0.04	65	5.0	40.2
Citizens Community Bncp2 4	Eau Claire, WI	CZWI	533	101.1	10.09	10.18	15.00	0.26	2.6	3.90	74.2	1.32	2.15	0.81	54	NM	29.3
Southern Michigan Bancorp Inc.	Coldwater, MI	SOMC	516	81.3	7.89	9.00	13.70	0.91	8.6	3.83	67.2	1.52	2.20	0.18	81	7.6	32.1
ChoiceOne Financial Services[4]	Sparta, MI	COFS	510	72.2	9.05	8.47	13.40	0.88	7.5	4.06	65.2	1.90	1.91	0.44	107	11.4	47.9
CIB Marine Bancshares Inc.	Waukesha, WI	CIBH	495	80.2	3.25	13.80	18.55	0.76	5.7	3.75	103.2	3.69	6.10	1.35	34	NM	5.5
Denmark Bancshares Inc.[4]	Denmark, WI	DMKB	430	91.2	13.50	13.79	19.92	0.91	6.8	3.42	61.5	2.11	3.09	0.53	64	10.2	37.1
Commercial National Financial2 4	Ithaca, MI	CEFC	365	89.4	5.65	8.08	14.59	0.51	8.9	3.61	71.1	0.84	3.89	0.86	127	12.5	26.0
West Shore Bank Corporation	Ludington, MI	WSSH	345	81.7	9.20	8.85	15.26	0.69	7.5	3.84	70.4	1.34	2.50	0.84	86	12.3	27.3
Sturgis Bancorp	Sturgis, MI	STBI	317	109.5	6.84	8.69	13.26	0.66	7.9	3.61	72.4	2.10	6.06	0.07	76	7.7	16.2

High			985	109.5	13.50	13.80	19.92	0.97	9.3	4.10	103.2	4.10	8.51	2.64	127	13.3	100.0
Low			317	72.2	3.25	7.93	12.28	0.26	2.6	3.39	51.6	0.84	1.14	0.04	30	5.0	5.5
Mean			595	86.7	8.03	9.72	14.82	0.69	7.0	3.70	69.1	2.03	3.78	0.86	72	9.5	35.4
Median			542	84.8	8.19	8.93	14.67	0.70	7.4	3.68	67.5	1.75	2.91	0.83	73	10.0	30.7

Mid-Wisconsin Financial	Medford, WI	MWFS	464	84.4	5.73	9.70	16.14	0.32	4.1	3.32	73.2	3.40	5.64	1.47	30	NM	8.0

Nicolet Bankshares, Inc.	Green Bay, WI	—	678	98.9	7.25	11.54	15.12	0.57	5.1	3.81	68.1	1.18	2.31	0.40	—	—	—

(1)	Includes public banks and thrifts headquartered in WI, MN, and MI with assets between $300 mm—$1.0 bn. Excludes companies with less than 1.0% of one year average trading volume / total shares.

(2)	Bank level regulatory financial data for the period ended September 30, 2012.

(3)	Regulatory financial data for the period ended September 30, 2012.

(4)	GAAP Financial data for the period ended June 30, 2012.

Net Present Value Analysis of Mid-Wisconsin Common Stock

Sandler O’Neill performed an analysis that estimated the present value per share of Mid-Wisconsin common stock through December 31, 2016. Sandler O’Neill based the analysis on Mid-Wisconsin projected earnings stream as derived from the internal financial projections provided by Mid-Wisconsin management for the years ending December 31, 2012 through 2016. To approximate the terminal value of Mid-Wisconsin common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 12.0x to 16.0x and multiples of tangible book value ranging from 100% to 180%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 12.0% to 15.0%, which were assumed deviations, both up and down, as selected by Sandler O’Neill based on the Mid-Wisconsin discount rate of 13.4% as determined by Sandler O’Neill. The discount rate is determined by adding the 10 year Treasury Bond rate (1.61%), the published Ibbotson 60 year equity risk premium (5.70%), the published Ibbotson size premium (3.89%) and the published Ibbotson Industry Premium (2.20%).

Earnings Per Share Multiples
(Value shown in $ per share)

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x
12.0%	12.65	13.71	14.76	15.82	16.87
13.0%	12.18	13.20	14.22	15.23	16.25
13.4%	12.00	13.00	14.00	15.00	16.00
14.0%	11.74	12.71	13.69	14.67	15.65
15.0%	11.31	12.25	13.19	14.14	15.08

Sandler O’Neill also considered and discussed with Nicolet’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Mid-Wisconsin net income varied from 20% above projections to 20% below projections. This analysis resulted in the following reference ranges of indicated per share values for Mid-Wisconsin common stock, using a discount rate of 13.40%:

Earnings Per Share Multiples
(Value shown in $ per share)

EPS Projection Change from Base Case	100%	120%	140%	160%	180%
–20.0%	9.60	10.40	11.20	12.00	12.80
–10.0%	10.80	11.70	12.60	13.50	14.40
0.0%	12.00	13.00	14.00	15.00	16.00
10.0%	13.20	14.30	15.40	16.50	17.60
20.0%	14.40	15.60	16.80	18.00	19.20

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed the terms of merger transactions announced from January 1, 2011 through November 20, 2012 involving Midwest banks with announced transaction values of greater than $5 million and less than $50 million and nationwide banks where the target had an Nonperforming Assets/Assets ratio greater than 5.5% with announced transaction values of greater than $5 million and less than $50 million. Sandler O’Neill deemed these transactions to be reflective of the proposed Mid-Wisconsin and Nicolet combination. Sandler O’Neill reviewed the following ratios and multiples: transaction price to stated book value, transaction price to stated tangible book value, transaction price to last twelve months earnings per share, and market price premium at announcement. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of the comparable transactions.

	Nicolet / Mid-Wisconsin	Nationwide Comparable Transactions		Midwest Comparable Transactions
Transaction price/book value	38%	76%		109%
Transaction price/tangible book value	38%	76%		109%
Transaction price/last twelve months earnings per share	NM	23.9	x	16.4	x
Core deposit premium	(5.4)%	(2.1)%		0.9%
Premium to market	28.1%	37.2%		NA

Transactions Announced with a Nationwide Bank Target with NPAs/Assets > 5.5%

Announced Deal Value $5mm-$50mm

				Transaction Information						Seller Information
					Price/
Acquiror	Target	State	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	1 Day Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
Talmer Bancorp Inc.	First Place Bank	OH	10/26/12	45.0	1.6	29	29	(5.3)	—	2,639	5.79	1.31	7.74
BBCN Bancorp Inc.	Pacific International Bancorp	WA	10/22/12	14.7	NM	37	37	(7.2)	—	209	11.68	(2.83)	12.04
Sterling Financial Corp.	American Heritage Holdings	CA	10/22/12	6.5	NM	51	51	(5.1)	—	150	9.88	(0.34)	11.97
Strategic Growth Bank Inc.	Mile High Banks	CO	09/27/12	5.5	NM	27	27	(1.9)	—	844	2.41	(0.49)	15.71
Old Line Bancshares Inc	WSB Holdings Inc.	MD	09/10/12	49.0	43.7	89	89	(2.8)	—	374	14.76	0.24	10.04
City Holding Co.	Community Financial Corp.	VA	08/02/12	37.9	23.9	66	66	(3.8)	46.8	504	7.53	0.35	7.27
Hana Financial Group Inc.	BNB Financial Services Corp.	NY	07/21/12	11.3	NM	42	42	(7.7)	—	355	11.97	(0.54)	6.59
Drummond Banking Co.	Williston Holding Co.	FL	06/14/12	15.6	NM	83	83	(2.1)	—	188	7.45	(2.55)	7.21
BNC Bancorp	First Trust Bank	NC	06/04/12	36.0	14.0	76	76	(4.3)	27.7	437	10.86	0.76	10.43
Northfield Bancorp Inc. (MHC)	Flatbush Fed Bncp Inc. (MHC)	NY	02/29/12	18.2	NM	120	120	3.8	90.1	144	10.53	(0.73)	7.17
Arvest Bank Group Inc.	Union Bank	MO	01/30/12	34.0	NM	189	189	3.9	—	459	3.91	(3.13)	25.59
First Volunteer Corp.	Gateway Bancshares Inc.	GA	01/12/12	16.4	24.3	69	69	(3.2)	—	267	9.24	(0.44)	6.09
BNC Bancorp	KeySource Financial Inc.	NC	12/21/11	12.2	14.4	60	60	(5.0)	—	206	10.86	0.18	7.36
First Farmers Financial Corp	First Citizens of Paris Inc.	IL	12/14/11	16.9	49.0	88	90	(1.1)	—	219	10.13	0.33	5.89
Bitterroot Holding Co.	Ravalli County Bankshares Inc.	MT	10/12/11	18.1	NM	89	89	(1.7)	—	187	10.92	0.10	8.66
SKBHC Holdings LLC	Viking Fncl. Services Corp.	WA	09/08/11	7.2	NM	68	68	(1.0)	—	405	2.62	(1.91)	11.61
Investors Bancorp Inc. (MHC)	BFS Bancorp MHC	NY	08/16/11	10.3	NM	25	25	(9.5)	—	470	8.67	(1.58)	24.93
Wintrust Financial Corp.	Elgin State Bancorp Inc.	IL	07/25/11	15.5	NM	92	92	(0.6)	—	288	6.44	0.02	6.41
Security Star Bancshares Inc.	Bank of Texas Bcshs Inc.	TX	07/22/11	5.1	NM	113	113	1.7	—	50	9.15	(2.06)	5.71
SKBHC Holdings LLC	Sunrise Bank	CA	06/09/11	18.5	NM	92	92	(1.0)	—	232	8.67	0.95	6.07
SKBHC Holdings LLC	Bank of the Northwest	WA	05/24/11	16.8	NM	111	111	1.5	—	146	10.38	0.22	5.72
North American Finl Hldgs Inc.	Green Bankshares Inc	TN	05/05/11	9.9	NM	8	8	(7.6)	—	2,406	2.89	(3.21)	10.77
Banco do Brasil S.A.	EuroBank	FL	04/06/11	6.0	NM	109	109	1.3	—	102	5.39	(3.47)	12.39
First Bank Lubbock Bcshs Inc.	Jefferson Bank	TX	04/03/11	11.0	NM	92	92	(1.1)	—	205	5.83	(0.91)	10.55
Park Sterling Corporation	Community Capital Corp.	SC	03/30/11	32.3	NM	68	70	(3.2)	21.2	656	7.05	(0.75)	6.62
First Foundation Inc.	Desert Commercial Bank	CA	03/22/11	20.1	NM	126	126	4.8	—	153	10.40	(1.01)	5.98
Embarcadero Bank	Coronado First Bank	CA	03/22/11	9.3	NM	100	100	(0.0)	48.4	83	11.21	(0.12)	7.45
Opus Bank	Cascade Financial Corp.	WA	03/03/11	21.8	NM	26	27	(3.4)	(19.9)	1,498	1.39	(4.27)	9.76
Piedmont Cmnty Bk Hldgs Inc.	Crescent Financial Corp.	NC	02/23/11	30.6	NM	44	44	(10.4)	—	973	5.65	(1.00)	5.51
IBERIABANK Corp.	Omni Bancshares Inc.	LA	02/21/11	40.0	NM	121	121	1.4	—	746	4.42	(0.04)	8.71
CBM Florida Holding Co.	First Community Bk of America	FL	02/10/11	10.0	NM	37	37	(5.5)	—	471	5.74	(3.48)	9.75

				Transaction Information						Seller Information
					Price/
Acquiror	Target	State	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	1 Day Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
			High	49.0	49.0	189	189	4.8	90.1	2,639	14.76	1.31	25.59
			Low	5.1	1.6	8	8	(10.4)	(19.9)	50	1.39	(4.27)	5.51
			Mean	19.4	24.4	76	76	(2.4)	35.7	518	7.86	(0.98)	9.60
			Median	16.4	23.9	76	76	(2.1)	37.2	288	8.67	(0.54)	7.74

Transactions Announced with a Bank Target with Headquarters located in Wisconsin, Michigan or Minnesota

Announced Deal Value $5mm-$50mm

				Transaction Information						Seller Information
					Price/
Acquiror	Target	State	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	1 Day Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
Centra Ventures Inc	Richmond Bank Holding Co.	MN	09/14/12	8.3	10.4	70	70	(5.0)	—	86	14.27	0.81	0.30
Heartland Financial USA Inc.	First Shares Inc.	WI	07/31/12	11.0	34.7	85	85	(1.8)	—	130	11.00	0.26	1.96
Frandsen Financial Corporation	Clinton Bancshares Inc.	MN	07/27/12	11.2	11.9	120	120	3.5	—	66	14.16	2.92	0.88
PSB Holdings Inc.	Marathon State Bank	WI	03/15/12	5.6	9.9	100	100	0.0	—	108	18.42	0.54	0.00
Golden Oak Bancshares, Inc	Park Bank	WI	05/18/11	6.3	21.0	123	123	4.6	—	44	14.45	0.82	5.17
Finlayson Bancshares Inc.	First NB of the North	MN	01/20/11	7.1	51.6	119	119	1.9	—	70	8.60	0.64	2.59

			High	11.2	51.6	123	123	4.6	—	130	18.42	2.92	5.17
			Low	5.6	9.9	70	70	(5.0)	—	44	8.60	0.26	0.00
			Mean	8.3	23.2	103	103	0.5	—	84	13.48	1.00	1.82
			Median	7.7	16.4	109	109	0.9	—	78	14.21	0.73	1.42

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed at the end of the first quarter of 2013; (2) the deal value per share is equal to $6.15 per Mid-Wisconsin share, given an exchange ratio of 0.3727 of a share of Nicolet common stock for each share of Mid-Wisconsin common stock; (3) management prepared earnings projections for Mid-Wisconsin for the years ending December 31, 2013 through 2016 as adjusted by senior management of Nicolet; (4) certain purchase accounting adjustments, including a credit mark against Mid-Wisconsin’s loan portfolio, and additional marks on securities, fixed assets, and borrowings; (5) cost savings of 20% of Mid-Wisconsin’s annual operating expenses, fully phased-in in 2013; (6) approximately $2.0 million in pre-tax transaction costs and expenses; and (7) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items.

For each of the years 2013 and 2014, Sandler O’Neill compared the earnings per share of Nicolet common stock to the earnings per share, on the basis of GAAP, of the combined company common stock using the foregoing assumptions.

The following table sets forth the results of the analysis:

GAAP Basis Accretion
2013 Estimated EPS	$1.14
2014 Estimated EPS	$1.53

The analyses indicated that the merger would be accretive to Nicolet’s projected 2011 and 2012 earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

At the anticipated close of the transaction, Sandler O’Neill compared the estimated tangible book value (“TBV”) per share of Nicolet to the estimated pro forma tangible book value of the combined company using the foregoing assumptions. The following table sets forth the results of the analysis:

TBV per Share at March 31, 2013
Nicolet stand alone estimate	$14.66
Pro forma combined estimate	$16.48

Sandler O’Neill’s Compensation and Other Relationships with Nicolet

Nicolet’s board of directors selected Sandler O’Neill as financial advisor in connection with the merger based on Sandler O’Neill’s qualifications, expertise, reputation and experience in mergers and acquisitions. Nicolet agreed to pay Sandler O’Neill a transaction fee of $500,000. Of the transaction fee, Nicolet paid a $25,000 retainer to be credited at the closing of the transaction and $150,000 upon the signing of the merger agreement and delivery of Sandler O’Neill’s fairness opinion to the board of directors. The remainder of the transaction fee is contingent upon completion of the merger. Nicolet has also agreed to reimburse Sandler O’Neill for its expenses and to indemnify Sandler O’Neill against certain liabilities arising out of its engagement. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Mid-Wisconsin and Nicolet and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Mid-Wisconsin and Nicolet or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Sandler O’Neill in the past has provided and in the future may provide investment banking and other financial services to Nicolet. Except for $25,000 received in 2011, Sandler O’Neill has received no compensation from Nicolet during the past two years other than fees referenced above for such services and in the future may receive compensation for rendering of such services.

THE MERGER AGREEMENT

This section of the proxy statement-prospectus describes certain terms of the merger agreement. It is not intended to include every term of the merger, but rather addresses only the significant aspects of the merger. This discussion is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this joint proxy statement-prospectus and is incorporated herein by reference, and the opinions of the parties’ respective financial advisors, which are attached as Appendices C and D to this joint proxy statement-prospectus and are incorporated herein by reference. We urge you to read these documents as well as the discussion in this document carefully.

General; Business and Operations after the Merger

If the shareholders of Mid-Wisconsin and Nicolet approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Nicolet will acquire Mid-Wisconsin. Nicolet will exchange 0.3727 shares of Nicolet common stock for each outstanding share of Mid-Wisconsin common stock, except for fractional shares, dissenting shares, state-restricted shares and cash-out shares which will receive cash as described further below. Each share of Nicolet common stock issued and outstanding immediately prior to the effective date of the merger, except for shares as to which dissenters’ rights have been exercised, will remain issued and outstanding and unchanged as a result of the merger.

Following the consummation of the merger, Mid-Wisconsin Bank will merge with and into Nicolet National Bank with Nicolet National Bank surviving the merger. Mid-Wisconsin Financial Services, Inc. and Mid-Wisconsin Bank will cease to exist after the merger, and the business of Mid-Wisconsin Bank will be conducted through Nicolet National Bank. Two current Mid-Wisconsin directors, Kim A. Gowey and Christopher Ghidorzi, will be appointed to the boards of directors of Nicolet Bankshares, Inc. and Nicolet National Bank to serve on their respective boards following the merger. With the exception of the aforementioned additions, it is expected that the current directors and executive officers of Nicolet and Nicolet National Bank will remain in place following the merger.

What Mid-Wisconsin’s Shareholders Will Receive in the Merger

Stock Merger Consideration

If the merger is completed, holders of Mid-Wisconsin common stock will receive for each of their shares 0.3727 shares of Nicolet common stock, except in the cases referred to under “— Cash Merger Consideration” and “Dissenters’ Rights” below.

Although the Mid-Wisconsin common stock is traded on the Over-the-Counter Bulletin Board on the OTCQB marketplace, historical transactions in its stock have been sporadic and irregular. Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system at or before the closing of the merger, but its common stock is not currently traded on any securities exchange or quotation system. The last sale of Nicolet common stock known to management prior to the mailing of this joint proxy statement-prospectus occurred on ________, 2013 at $_____ per share, and the last sale of Mid-Wisconsin common stock reported on the OTCQB occurred on ________, 2013 at $_____ per share. However, given the historical absence of a fully liquid market for Nicolet and Mid-Wisconsin common stock, neither the price at which Nicolet or Mid-Wisconsin common stock was last sold nor the price of Nicolet common stock for the purposes of cashing out fractional shares in this transaction should be considered indicative of the value of Nicolet common stock following this transaction.

Any shares of Mid-Wisconsin common stock held in the treasury of Mid-Wisconsin immediately prior to the effective time of the merger will be canceled and extinguished. No payment will be made with respect to such shares. In addition, all outstanding options to purchase Mid-Wisconsin common stock will be cancelled effective upon the closing of the merger without payment.

Cash Merger Consideration

Fractional Shares. No fractional shares of Nicolet common stock will be issued in connection with the merger. Instead, Nicolet will make a cash payment without interest to each shareholder of Mid-Wisconsin who would otherwise receive a fractional share. The amount of such cash payment will be determined by multiplying the fraction of a share of Nicolet common stock otherwise issuable to such shareholder by $16.50, the value attributed to each share of Nicolet common stock solely for purposes of this transaction.

State-Restricted Shares. A record holder of shares of Mid-Wisconsin common stock who resides in a state in which shares of Nicolet common stock cannot be issued in the merger under that state’s securities laws without commercially unreasonable effort or expense will receive, in lieu of shares of Nicolet common stock, $6.15 in cash, which reflects the value attributed to a share of Mid-Wisconsin’s common stock for purposes of this transaction, for each share of Mid-Wisconsin common stock he, she or it owns. Nicolet will be permitted to issue its common stock in the merger based on a self-executing exemption that is available in all states except the District of Columbia, Minnesota, New Hampshire, New York, and Utah. In those states, a notice or other filing is required. Nicolet presently does not anticipate that it will be required to pay cash to any shareholders based on their residence in a particular state.

Cash-Out Shares. As a means of reducing the administrative burden and expense relating to servicing holders of small numbers of shares of Nicolet common stock after the merger, Nicolet intends to pay cash in the amount of $6.15 per share to Mid-Wisconsin shareholders who own 200 or fewer shares of Mid-Wisconsin common stock of record as of the closing date of the merger. This cash payment is in lieu of the issuance of shares of Nicolet common stock in the merger. Nicolet may adjust the 200-share threshold if, after deducting payments for fractional shares and state-restricted shares and estimated payments for Mid-Wisconsin dissenting shares from $500,000, the amount of cash payable for cash-out shares at that threshold would not enable each holder of cash-out shares to receive $6.15 per share for all of their shares. In such a case, Nicolet may either: (i) change the 200-share threshold to the highest number of shares that would enable all Mid-Wisconsin shareholders with record ownership of Mid-Wisconsin common stock below the new threshold to receive the cash merger consideration of $6.15 per share for all of their shares or (ii) deliver shares of Nicolet common stock as merger consideration to all holders of cash-out shares in accordance with the terms of the merger agreement.

Mid-Wisconsin shareholders with 200 or more shares held in various accounts may still have these shares deemed “cash-out shares” if each record account in which such shares were held contained 200 or fewer shares. Generally speaking, a shareholder “of record” is the shareholder whose name is listed on the front of the stock certificate, regardless of who ultimately has the power to vote or sell the shares. For example, if a shareholder holds separate certificates individually, as a joint tenant with someone else, as trustee, and in an IRA, those four certificates represent shares held by four different record holders, even if a single shareholder controls the voting or disposition of those shares. To avoid this, Mid-Wisconsin shareholders may either consolidate their ownership into a single holder of record of more than 200 shares or acquire additional shares in the market sufficient to bring each record account above the 200 share threshold prior to the effective date of the merger.

Alternatively, because shares held by a broker in “street name” on a shareholder’s behalf are held of record by the broker, Mid-Wisconsin shareholders who hold 200 or fewer shares but wish to avoid having these shares deemed “cash-out shares” may place these shares into “street name” with a broker that holds and will continue to hold in excess of 200 shares as of the effective time of the merger (although such a shareholder may still receive cash in lieu of fractional shares or in connection with any “state-restricted shares” held as of the effective time of the merger). Only those transfers that have settled by the effective date will be considered for purposes of determining the type of consideration to be received.

Series A and B Preferred Stock

Treasury, as the holder of Mid-Wisconsin’s Preferred Stock, will be paid the $10.5 million stated value of those shares, together with accrued and unpaid dividends, by Mid-Wisconsin (or by Nicolet if Mid-Wisconsin is unable to obtain regulatory approval for such payment, not to exceed a total of $12.0 million) at or before the effective time of the merger.

Debentures

Mid-Wisconsin will pay all accrued and unpaid interest on its Debentures at or before the effective time of the merger, subject to regulatory approval. If Mid-Wisconsin is unable to obtain regulatory approval to pay the accrued and unpaid interest on the Debentures, Nicolet will make such payment.

Dissenters’ Rights

Holders of shares of Mid-Wisconsin common stock who properly elect to exercise the dissenters’ rights provided for in Subchapter XIII of the WBCL will not have their shares converted into the right to receive merger consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his, hers or its pro rata portion of the merger consideration. Nicolet shareholders will also have dissenters’ rights in connection with their vote on the merger. See “Dissenters’ Rights” on page 81 and Appendix B for additional information.

Effect of the Merger on Mid-Wisconsin Options

As of December 31 , 2012, Mid-Wisconsin had 30,510 options to purchase Mid-Wisconsin common stock outstanding at a weighted average exercise price of $28.13 per share. The merger agreement requires that all outstanding options to acquire shares of Mid-Wisconsin common stock, whether or not then exercisable, be cancelled effective upon the closing of the merger without payment.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved by Mid-Wisconsin’s and Nicolet’s shareholders;

•	all required regulatory consents and approvals are obtained; and

•	all other conditions to the merger discussed in this joint proxy statement-prospectus and the merger agreement are either satisfied or waived.

If all of these conditions are met, the closing of the merger will occur as soon as practicable thereafter on a date mutually agreeable to Nicolet and Mid-Wisconsin.

Representations and Warranties in the Merger Agreement

Mid-Wisconsin and Nicolet have made customary representations and warranties to each other as part of the merger agreement. Mid-Wisconsin’s representations and warranties are contained in Section 5 of the merger agreement and relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, properties and financial statements;

•	pending and threatened litigation against Mid-Wisconsin and its subsidiaries;

•	Mid-Wisconsin Bank’s loan portfolio and allowance for loan losses;

•	its insurance, employee benefits, tax and environmental matters;

•	Mid-Wisconsin Bank’s privacy of customer information and the status of technology systems;

•	its legal and regulatory compliance;

•	its contractual obligations and contingent liabilities; and

•	its public reports filed with the SEC.

Nicolet’s representations and warranties are contained in Section 6 of the merger agreement and relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries and financial statements;

•	pending and threatened litigation against Nicolet and its subsidiaries;

•	Nicolet National Bank’s loan portfolio and allowance for loan losses;

•	tax matters;

•	legal and regulatory compliance; and

•	the shares of Nicolet common stock to be issued in the merger.

Each party’s representations and warranties are for the benefit of the other; they are not for the benefit of and may not be relied upon by shareholders. The representations and warranties of the parties will not survive the closing of the merger.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the merger. The conditions include, among other things:

•	approval by Mid-Wisconsin’s shareholders and Nicolet’s shareholders of the merger agreement by the required vote;

•	approval of the merger and the transactions contemplated thereby by the OCC, the Federal Reserve and the WDFI without imposing conditions that would materially adversely affect the economic or business benefits of the transaction to either Nicolet or Mid-Wisconsin (a “Materially Burdensome Condition”);

•	receipt of all third-party consents (other than the regulatory consents described above) necessary to consummate the merger, other than those that would not have a material adverse effect on the party required to obtain the consent;

•	receipt by Mid-Wisconsin and Nicolet of a tax opinion from counsel to Nicolet that the merger qualifies as a tax-free reorganization under the Internal Revenue Code;

•	the absence of a stop order suspending the effectiveness of Nicolet’s registration statement under the Securities Act with respect to the shares of Nicolet common stock to be issued to the Mid-Wisconsin shareholders;

•	the absence of an order, decree or injunction enjoining or prohibiting completion of the merger;

•	Mid-Wisconsin’s redemption of its outstanding Preferred Stock in accordance with its terms or, if such redemption is not permitted by applicable regulatory authorities, the purchase of such stock by Nicolet for a maximum payment of $12.0 million;

•	payment by Mid-Wisconsin of all accrued but unpaid interest on its Debentures or, if such payment is not permitted by applicable regulatory authorities, by Nicolet, and Nicolet’s execution of a supplemental indenture assuming the related indebtedness;

•	receipt by Mid-Wisconsin of an opinion from Raymond James. dated November 28, 2012 (which opinion shall not have been withdrawn) that the consideration to be paid to Mid-Wisconsin’s shareholders in the merger is fair to such shareholders from a financial standpoint;

•	receipt by Nicolet of an opinion from Sandler O’Neill dated November 20, 2012 (which opinion shall not have been withdrawn) that the consideration to be paid to Mid-Wisconsin’s shareholders in the merger is fair to Nicolet’s shareholders from a financial standpoint;

•	cancellation of all outstanding Mid-Wisconsin stock options;

•	appointment of Kim A. Gowey and Christopher Ghidorzi to Nicolet’s Board of Directors;

•	continued accuracy in all material respects of the representations and warranties set forth in the merger agreement and fulfillment in all material respects of the parties’ covenants set forth in the merger agreement as of the closing date;

•	the absence of any material adverse change in the financial condition, results of operations, business or prospects of either Mid-Wisconsin or Nicolet;

•	each party’s receipt of affiliate agreements from certain affiliates of the other party (see “— Affiliate Agreements”); and

•	issuance of certain legal opinions by counsel for Mid-Wisconsin and Nicolet.

The conditions to the merger are set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. Any material change in the terms of the merger agreement after the Mid-Wisconsin special shareholders’ meeting may require a re-solicitation of votes from Mid-Wisconsin’s shareholders with respect to the amended merger agreement.

Business of Mid-Wisconsin Pending the Merger

The merger agreement requires Mid-Wisconsin to continue to operate its business as usual and to preserve its business organization, rights and franchises pending the merger and to refrain from taking any action that would materially adversely affect the receipt of required regulatory or other consents or materially adversely affect either party’s ability to perform its covenants and agreements under the merger agreement. Among other things, and subject to certain specified exceptions, Mid-Wisconsin may not, without Nicolet’s consent, take or agree to take any of the following actions:

•	amend its articles of incorporation or bylaws or other governing instruments;

•	incur any additional debt or other obligation in excess of $50,000 or allow any lien or encumbrance to be placed on any asset, except in the ordinary course of business and consistent with past practices;

•	redeem, repurchase, or otherwise acquire any shares of its capital stock (except exchanges in the ordinary course under employee benefit plans) or pay any distribution or dividend on its capital stock, except for dividends on the Preferred Stock;

•	issue, sell, pledge, encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock, except pursuant to the exercise of currently outstanding options;

•	adjust, split, combine, substitute or reclassify any shares of its common stock or dispose of any asset having a book value in excess of $50,000 except in the ordinary course of business for reasonable and adequate consideration;

•	except in the ordinary course of business, purchase investment securities or make any material investments;

•	enter into or modify any agreement requiring the payment of any salary, bonus, extra compensation, pension or severance payment to any of its current or former directors, employees or service providers, or, subject to certain exceptions, increase the compensation of any such person in any manner inconsistent with its past practices;

•	adopt any new employee benefit plan or terminate or amend any existing plans, except as required by law;

•	make any significant change to tax or accounting methods or internal accounting controls, except as required by law, regulation or GAAP;

•	commence any litigation inconsistent with past practices or settle any litigation for over $50,000 in money damages or any restrictions on its operations; or

•	except in the ordinary course of business, enter into, modify, amend, or terminate any contract or waive, release, or assign any right or claim in any amount exceeding $50,000.

The restrictions on Mid-Wisconsin’s business activities are set forth in Section 7.2 of the merger agreement.

Business of Nicolet Pending the Merger

The merger agreement requires Nicolet to continue to operate its business as usual and to preserve its business organization, rights and franchises pending the merger and to refrain from taking any action that would materially adversely affect the receipt of required regulatory or other consents or materially adversely affect either party’s ability to perform its covenants and agreements under the merger agreement. Among other things, and subject to certain specified exceptions, Nicolet may not, without Mid-Wisconsin’s consent, take or agree to take any of the following actions:

•	amend its articles of incorporation or bylaws or other governing instruments;

•	redeem, repurchase, or otherwise acquire any shares of its capital stock (except exchanges in the ordinary course under employee benefit plans and repurchases of up to an aggregate of 10,000 shares of common stock) or pay any distribution or dividend on its capital stock , except for dividends on its SBLF Preferred Stock;

•	issue, sell, pledge, encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock, except pursuant to the exercise of currently outstanding stock options, transactions in the ordinary course of administration of Nicolet’s employee benefit plans, and potential incentive grants to executive officers in connection with annual compensation determinations by Nicolet’s Compensation Committee;

•	adjust, split, combine, substitute or reclassify any shares of its common stock or dispose of any asset having a book value in excess of $50,000 except in the ordinary course of business for reasonable and adequate consideration; or

•	make any significant change to tax or accounting methods or internal accounting controls, except as required by law, regulation or GAAP.

The restrictions on Nicolet’s business activities are set forth in Section 7.3 of the merger agreement.

No Solicitation of Alternative Transactions

Mid-Wisconsin was required to immediately cease any negotiations with any person regarding any acquisition transaction existing at the time the merger agreement was executed. In addition, Mid-Wisconsin may not solicit, directly or indirectly, inquiries or proposals with respect to, or, except to the extent determined by Mid-Wisconsin’s board of directors in good faith, after consultation with its legal counsel, to be required to discharge properly the directors’ fiduciary duties, furnish any information relating to, or participate in any negotiations or discussions concerning, any sale of all or substantially all of its assets, any purchase of a substantial equity interest in it or any merger or other combination with it. Subject to the same fiduciary duties, Mid-Wisconsin’s board may not withdraw its recommendation to its shareholders of the merger or recommend to its shareholders any such other transaction.

Mid-Wisconsin was also required to instruct its respective officers, directors, agents, and affiliates to refrain from taking action prohibited by Mid-Wisconsin and is required to notify Nicolet immediately if it receives any inquires from third parties. However, no director or officer of Mid-Wisconsin is prohibited from taking any action that the board of directors of Mid-Wisconsin determines in good faith, after consultation with counsel, is required by law or is required to discharge such director’s or officer’s fiduciary duties.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the merger. Those circumstances are:

•	by mutual consent of Mid-Wisconsin’s board of directors and Nicolet’s board of directors;

•	by either party if the other party materially breaches any representation, warranty or covenant, such breach cannot be, or is not, cured within 30 days after written notice and the existence of such breach would result in a “material adverse effect,” as defined in the merger agreement, on the breaching party;

•	by either party if Mid-Wisconsin’s or Nicolet’s shareholders do not approve the merger agreement or if any required consent of any regulatory authority is denied or issued subject to a Materially Burdensome Condition;

•	by either party if the merger has not been consummated or a condition precedent cannot be satisfied or waived by April 30, 2013 (or May 31, 2013 if the impediment is the result of a delay in receiving regulatory approval or effectiveness of the Registration Statement), so long as the failure to consummate is not caused by a breach of the merger agreement by the party electing to terminate;

•	by Nicolet if Mid-Wisconsin’s board of directors withdraws, modifies or changes its recommendation to its shareholders of the merger agreement; cancels the shareholders’ or board meeting at which the shareholders or directors will vote on the merger agreement; recommends or approves a merger, sale of assets or other business combination or substantial investment by a third party (other than the Nicolet merger); or resolves or announces any agreement to do any of those things;

•	by Mid-Wisconsin if Mid-Wisconsin receives a bona fide written offer for an acquisition transaction that the Mid-Wisconsin board determines in good faith, after consultation with its financial advisors and counsel, to be more favorable to the Mid-Wisconsin shareholders than the Nicolet merger

•	by Nicolet if the holders of more than 5% of the outstanding Mid-Wisconsin common stock or if more than 2% of the outstanding Nicolet common stock exercise dissenters’ rights; or

•	by Mid-Wisconsin if Nicolet’s board of directors withdraws, modifies or changes its recommendation to its shareholders of the merger agreement; cancels the shareholders’ or board meeting at which the shareholders or directors will vote on the merger agreement, or resolves to do any of those things.

If either party terminates the merger agreement because Mid-Wisconsin’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which Mid-Wisconsin’s shareholders or board will vote on the merger agreement, or recommends, approves or announces an acquisition transaction other than the Nicolet merger, or if Mid-Wisconsin terminates the agreement because it has received an offer for such an acquisition transaction, then Mid-Wisconsin (or its successor) must pay Nicolet a termination fee of $750,000. Similarly, if Mid-Wisconsin terminates the merger agreement because Nicolet’s board withdraws or changes its recommendation of the merger agreement, cancels the meeting at which Nicolet’s shareholders or board will vote on the merger agreement, or resolves to do any of those things, then Nicolet (or its successor) must pay Mid-Wisconsin a termination fee of $750,000. In addition, if the merger agreement is terminated by a party based on a Material Breach by the other party, then the breaching party will be required to pay the non-breaching party liquidated damages of $1.0 million plus documented out-of-pocket legal, investment banking, accounting, consulting and other expenses incurred by the non-breaching party in connection or associated with the preparation, negotiation, and execution of the merger agreement.

Provisions of the merger agreement regarding confidentiality, payment of the termination fee and indemnification of Mid-Wisconsin and its controlling persons will survive any termination of the merger agreement.

Payment of Expenses Relating to the Merger

Subject to their obligations in the event of a Material Breach as described above, the parties will pay all of their own expenses related to negotiating and completing the merger.

Interests of Certain Persons in the Merger

Some of Mid-Wisconsin’s directors and executive officers have interests in the transaction in addition to their interests generally as shareholders of Mid-Wisconsin. These interests are described below. Mid-Wisconsin’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Mid-Wisconsin Directors’ Deferred Compensation Plan

Mid-Wisconsin has a Directors’ Deferred Compensation Plan in which certain directors participated prior to 2005 and that is considered grandfathered for purposes of Code Section 409A. The plan is a nonqualified deferred compensation plan that allowed directors to elect to defer all or a portion of their compensation for service as directors before 2005 into either a cash account or an account tied to Mid-Wisconsin’s stock price, with payment of their accrued balances being made after their resignation from the board in a lump-sum or in installments over a period not in excess of five years. In the event of a director’s termination of service in connection with a change in control (such as the proposed Nicolet merger), the director’s account balance is to be paid in a lump sum to the director as of the last day of the month in which the director’s termination of service occurs. The board may terminate this plan at any time and pay all amounts deferred under the plan to directors.

Mid-Wisconsin also has a Directors’ Deferred Compensation Plan in which its directors currently participate. The plan is a nonqualified deferred compensation plan that allows directors to elect to defer all or a portion of their compensation for service as directors after 2004 into either a cash account or an account tied to Mid-Wisconsin’s stock price, with payment of their accrued balances being made after their resignation from the board in a lump-sum or in installments over a period not in excess of five years. In the event of a director’s termination of service in connection with a change in control (such as the proposed Nicolet merger), the director’s account balance is to be paid in a lump sum to the director as of the last day of the month in which the director’s termination of service occurs. In connection with a change in control (such as the proposed Nicolet merger), the board may terminate this plan in accordance with Code Section 409A within the 30 days preceding or the 12 months following the change in control and pay all amounts deferred under the plan to directors within 12 months of the date the board takes action to terminate the plan.

Nicolet has requested that Mid-Wisconsin terminate the Directors’ Deferred Compensation Plan prior to the closing of the merger. As a result of such termination, no directors are expected to receive any compensation based on or related to the merger that has not already accrued to or vested in them. As of December 31, 2012, lump sum distributions due to Dr. Gowey and Messrs. Hallgren, Mertens, Ghidorzi, Hager and Sczygelski in connection with such termination were $157,347; $85,107; $89,622; $12,697; $26,323; and $515, respectively.

Mid-Wisconsin Directors’ Retirement Policy

Mid-Wisconsin directors who complete at least 20 years of service as non-employee directors are eligible for a cash retirement benefit equal to the retainer fees in effect during the first year following the director’s termination of service. Directors who complete less than 20 years of service as non-employee directors are eligible for a benefit equal to the product of (a) the retainer fees in effect during the first year following the director’s termination of service, multiplied by (b) a fraction, the numerator of which is the greater of (i) 10 or (ii) the director’s full and partial years of service as a director, and the denominator of which is 20. The benefit is payable on the same schedule as applies to payments of retainer fees to directors who continue to serve on the board. In connection with a change in control (such as the proposed Nicolet merger) , the board may terminate this policy in accordance with Code Section 409A within the 30 days preceding or the 12 months following the change in control and pay all amounts deferred under the plan to directors within 12 months of the date the board takes action to terminate the plan.

Nicolet has requested that Mid-Wisconsin terminate this policy prior to the closing of the merger. As a result of such termination, no directors are expected to receive any compensation based on or related to the merger that has not already accrued to or vested to them. As of December 31, 2012, lump sum distributions due to Dr. Gowey and Messrs. Hallgren, Mertens, Ghidorzi, Hager, and Sczygelski in connection with such termination were $3,746; $3,435; $4,693; $2,850; $3,889; and $2,850, respectively.

Mid-Wisconsin Stock Options

As of the date of the merger agreement, Mid-Wisconsin’s directors and executive officers held options to purchase an aggregate of 30,510 shares of Mid-Wisconsin common stock, with a weighted average exercise price of $28.13 per share. The merger agreement requires Mid-Wisconsin to take such actions as may be necessary to cancel these options effective upon consummation of the merger without payment.

Indemnification and Insurance

Nicolet has agreed that all rights to indemnification and all limitations of liability existing in favor of indemnified parties under Mid-Wisconsin’s articles of incorporation and bylaws as in effect on November 28, 2012 with respect to matters occurring prior to or at the effective time of the merger will survive for a period concurrent with the applicable statute of limitations. In addition, Nicolet has agreed to indemnify, under certain conditions, Mid-Wisconsin’s directors, officers and controlling persons against certain expenses and liabilities, including certain liabilities arising under federal securities laws. Mid-Wisconsin will use its best efforts to cause the officers and directors of Mid-Wisconsin to be covered by Mid-Wisconsin’s directors and officers liability insurance policy (or a substitute policy) for six years following the effective time of the merger, subject to certain conditions.

Trading Market for Nicolet Stock

The shares of Nicolet common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under applicable securities laws, except to the extent of any limitations or restrictions applicable to any shares received by any shareholder who may be deemed an affiliate of Nicolet following completion of the merger. See “—Resale of Nicolet Common Stock,” at page ___.

Although Nicolet plans to cause its common stock to be quoted on the Over-the-Counter Bulletin Board or other quotation system at or before the closing of the merger, its common stock is not currently traded on any securities exchange or quotation system. There is, however, no guarantee that a liquid market for shares of Nicolet common stock will develop.

Nicolet Dividends

The holders of Nicolet common stock receive dividends if and when declared by the Nicolet board of directors out of legally available funds. Nicolet’s board of directors has not declared a dividend since its inception in 2000 and does not currently expect to do so in the foreseeable future. Instead, the board currently anticipates that all earnings, if any, will be used for working capital, to support Nicolet’s operations and to finance the growth and development of its business, including the merger and integration of Mid-Wisconsin. Any future determination relating to dividend policy will be made at the discretion of Nicolet’s board of directors and will depend on a number of factors, including the company’s future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

Surrender and Exchange of Mid-Wisconsin Stock Certificates

At the effective time of the merger, Mid-Wisconsin shareholders who will receive Nicolet common stock in the merger will automatically become entitled to all of the rights and privileges afforded to Nicolet shareholders as of that time, and Mid-Wisconsin shareholders who will receive cash in the merger will be entitled to receipt of that cash upon their surrender of their Mid-Wisconsin stock certificates. However, the actual physical exchange of Mid-Wisconsin common stock certificates for cash and certificates representing shares of Nicolet common stock will occur after the merger.

Computershare Investor Services, Inc. will serve as exchange agent for the merger. Within five business days after the effective date of the merger, Nicolet will send or cause to be sent to all Mid-Wisconsin’s shareholders (other than any shareholders who have exercised their dissenters’ rights) a letter of transmittal with instructions for exchanging their Mid-Wisconsin stock certificates for the merger consideration to which they are entitled. Each Mid-Wisconsin stock certificate issued and outstanding immediately prior to the effective time of the merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when they are actually exchanged.

Nicolet will delay paying former shareholders of Mid-Wisconsin who become holders of Nicolet common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of Nicolet common stock following the effective time of the merger until they have surrendered their certificates evidencing their Mid-Wisconsin common stock, at which time Nicolet will pay any such dividends or other distributions without interest.

You should not send in your Mid-Wisconsin stock certificate(s) until you have received a letter of transmittal and further written instructions after the effective date of the merger. Please do NOT send in your stock certificates with your proxy card.

After the exchange agent receives your Mid-Wisconsin certificate(s), together with a properly completed election form/letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of any Nicolet common stock certificates (together with any withheld dividends or other distributions, but without interest thereon) and any cash payments due for a fractional share, state-restricted shares or cash-out shares without interest.

Because the determination of the appropriate share threshold for ownership of cash-out shares will be made based on record ownership of Mid-Wisconsin common stock on the closing date of the merger, it is not presently possible to state with certainty whether a Mid-Wisconsin shareholder who owns 200 or fewer shares will receive cash instead of Nicolet stock as merger consideration. The letter of transmittal that is mailed after the merger will specify the form of consideration that the recipient will receive.

Shareholders who cannot locate their stock certificates are urged to contact promptly:

Mid-Wisconsin Financial Services, Inc. 132 West State Street Medford, Wisconsin 54451 Attention: _____________ Telephone: (____) ___________

Mid-Wisconsin will issue a new stock certificate to replace the lost certificate(s) only if the shareholder of Mid-Wisconsin signs an affidavit certifying that his, her or its certificate(s) cannot be located and containing an agreement to indemnify Mid-Wisconsin and Nicolet against any claim that may be made against Mid-Wisconsin or Nicolet by the owner of the certificate(s) alleged to have been lost or destroyed. Mid-Wisconsin or Nicolet may also require the shareholder to post a bond in an amount sufficient to support the shareholder’s agreement to indemnify Mid-Wisconsin and Nicolet.

Resale of Nicolet Common Stock

The shares of Nicolet common stock to be issued in the merger will be registered under the Securities Act. Mid-Wisconsin shareholders who are not affiliates of Nicolet may generally freely trade their Nicolet common stock upon completion of the merger. The term “affiliate” generally means each person who is an executive officer, director or 10% shareholder of Nicolet after the merger.

Those shareholders who are deemed to be affiliates of Nicolet may only sell their Nicolet common stock as provided by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Rule 144 requires the availability of current public information about the issuer, a holding period for shares issued without SEC registration, volume limitations and other restrictions on the manner of sale of the shares.

Affiliate Agreements

Mid-Wisconsin has caused each executive officer and director of Mid-Wisconsin to execute an Affiliate Agreement, in which each such officer or director agrees to vote all of his or her shares of Mid-Wisconsin common stock in favor of the merger agreement. Nicolet has obtained similar Affiliate Agreements from its directors and certain executive officers relating to their shares of Nicolet common stock.

Forms of the Affiliate Agreements are attached as Exhibits C-1 and C-2 to the merger agreement, which is attached to this joint proxy statement-prospectus as Appendix A. These agreements may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Mid-Wisconsin. The following is a brief summary of the material provisions of the agreements:

•	The executive officer or director agrees to vote, or cause to be voted, in person or by proxy, all of the Mid-Wisconsin or Nicolet common stock as to which he or she owns beneficially or of record in favor of the merger agreement unless Mid-Wisconsin or Nicolet, as applicable, is then in breach of the agreement.

•	The executive officer or director agrees, except for certain specific transfers set forth in the agreement, not to directly or indirectly transfer any of his or her Mid-Wisconsin or Nicolet common stock until the closing date of the merger without prior written consent of Nicolet or Mid-Wisconsin, as applicable.

Regulatory and Other Required Approvals

Federal Reserve

The Federal Reserve must approve the merger before it can be completed. Nicolet and Mid-Wisconsin must then wait at least 30 days after the date of Federal Reserve approval before they may complete the merger. During this waiting period, the U.S. Department of Justice may object to the merger on antitrust grounds. Nicolet filed an application for approval of the merger with the Federal Reserve on January 24, 2013 , withdrew it on February 8, 2013 following consultation with the Federal Reserve and plans to resubmit the application or submit a request for waiver of approval at such time Nicolet’s management deems appropriate following further consultation with the Federal Reserve .

In reviewing an application, the Federal Reserve is required to consider the following:

•	competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of Nicolet, including its subsidiaries, and of Mid-Wisconsin, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of Nicolet;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of Nicolet and Mid-Wisconsin in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The Federal Reserve is also required to ensure that the proposed transaction would not violate Wisconsin law regarding the number of years a bank must be in operation before it can be acquired, deposit concentration limits, Wisconsin community reinvestment laws and any Wisconsin antitrust statutes.

OCC and WDFI

The merger of Mid-Wisconsin Bank with and into Nicolet National Bank requires the approval of the OCC and the WDFI. Nicolet filed an Interagency Bank Merger Application for approval of the bank merger with the OCC (which will forward the application to the WDFI) on January 17, 2013 and an Acquisition of Wisconsin Bank Holding Company Application with the WDFI on February 5, 2013. In evaluating the bank merger, the OCC and the WDFI must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the OCC from approving the bank merger if:

•	it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner.

However, if the OCC should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served, it may approve the bank merger. The bank merger may not be consummated until the 30th day (which the OCC may reduce to 15 days) following the later of the date of OCC approval, during which time the U.S. Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

In connection with the OCC’s review of Nicolet’s application for approval of the bank merger, Nicolet’s management has discussed, and continues to discuss, with representatives of the OCC various capital strategies for ensuring that Nicolet National Bank’s leverage ratio will continue to meet or exceed OCC requirements following the closing of the merger. In this regard, the OCC has verbally informed Nicolet that for a one-year period after the merger, Nicolet National Bank must calculate its leverage ratio without giving effect to bargain purchase gain in connection with the merger. Toward that end, Nicolet is raising up to $3.3 million of proceeds from a private placement of up to 200,000 shares of Nicolet common stock at $16.50 per share, with the private placement being effective and contingent upon the closing of the merger. Current discussions between Nicolet and the OCC also include, among other things, some combination of cash contributions from Nicolet into the bank and balance sheet management (i.e. , reduction in assets and liabilities) to the extent necessary to meet or exceed applicable capital ratio requirements. See “Risk Factors — Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated” on page 17 and “Supervision and Regulation — Capital Adequacy.”

Other Regulatory Authorities

In connection with or as a result of the merger, Nicolet or Mid-Wisconsin may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The Nicolet common stock to be issued in exchange for Mid-Wisconsin common stock in the merger has been registered with the SEC and will be issued pursuant to available exemptions from registration under state securities laws.

Preferred Stock and Debentures

Pursuant to the terms of the merger agreement, Mid-Wisconsin will seek regulatory approval to redeem the Preferred Stock and to pay all accrued but unpaid interest on the Debentures at or before the effective time of the merger. If Mid-Wisconsin is unable to obtain regulatory approval for such payment or redemption, Nicolet will purchase the Preferred Stock and pay all accrued but unpaid interest on the Debentures.

Status and Effect of Approvals

Except as described in “— Federal Reserve” above, regulatory applications and notices required to be filed prior to the merger have been filed. Nicolet and Mid-Wisconsin contemplate that they will complete the merger shortly after the later of the Mid-Wisconsin or Nicolet special shareholders’ meeting, assuming all required approvals are received.

Nicolet and Mid-Wisconsin believe that the proposed merger is compatible with the regulatory requirements described in the preceding paragraphs; however, we cannot assure you that we will be able to comply with any required conditions or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined company after the merger.

While Nicolet and Mid-Wisconsin believe that the requisite regulatory approvals for the merger will be obtained, we can give you no assurance regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging those approvals or otherwise. Similarly, we cannot assure you that any state attorney general or other regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, project the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained.

Accounting Treatment of the Merger

Nicolet is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under GAAP. Under purchase accounting, the assets (including any identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Mid-Wisconsin at the effective time of the merger will be recorded at their respective fair values and added to those of Nicolet. Any excess of purchase price over the fair values is recorded as goodwill. Any excess of the fair values over the purchase price is recorded in earnings as a bargain purchase gain. Consolidated financial statements of Nicolet issued after the merger will reflect those fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Mid-Wisconsin.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary description of the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. Shareholders (as defined below) of Mid-Wisconsin who hold the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary description deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws. We do not intend it to be a complete description of the U.S. federal income tax consequences of the merger to all Mid-Wisconsin shareholders in light of their particular circumstances or to Mid-Wisconsin shareholders subject to special treatment under U.S. federal income tax laws, such as:

•	Non-U.S. Shareholders (as defined below) (except to the extent discussed under the subheading “Tax Implications to Non-U.S. Shareholders,” below);

•	entities treated as partnerships for U.S. federal income tax purposes or Mid-Wisconsin shareholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

•	qualified insurance plans;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	shareholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or sell their shares of Mid-Wisconsin common stock as part of a wash sale; or

•	shareholders who hold the common stock as part of a “hedge,” “straddle” or other risk reduction, “constructive sale,” or “conversion transaction,” as these terms are used in the Internal Revenue Code.

This discussion is based upon, and subject to, the Internal Revenue Code, the treasury regulations promulgated under the Internal Revenue Code, existing interpretations, administrative rulings and judicial decisions all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

U.S. Shareholders

For purposes of this discussion, the term “U.S. Shareholder” means a beneficial owner of Mid-Wisconsin common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any of its political subdivisions;

•	a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (ii) has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds Mid-Wisconsin common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

Qualification of the Merger as a Reorganization

Nicolet and Mid-Wisconsin have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Nicolet and Mid-Wisconsin to complete the merger is condition ed upon their receipt of a tax opinion from Bryan Cave LLP to the effect that:

•	the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the exchange in the merger of Mid-Wisconsin common stock for Nicolet common stock will not give rise to a gain or loss to the shareholders of Mid-Wisconsin with respect to such exchange, except to the extent of any cash received.

The tax opinion is filed as Exhibit 8.1 to the registration statement of which this joint proxy statement- prospectus is a part. The opinion is based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants including those contained in representation letters executed by officers of Mid-Wisconsin and Nicolet that, if incorrect in certain material respects, would jeopardize the conclusions reached by Bryan Cave LLP in its opinion. The tax opinion will not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the merger.

Tax Implications to U.S. Shareholders

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. Shareholders, assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Tax Consequences to U.S. Shareholders. The U.S. federal income tax consequences of the merger to an owner of Mid-Wisconsin common stock that is a U.S. Shareholder generally will depend on whether the U.S. Shareholder exchanges Mid-Wisconsin common stock for cash, Nicolet common stock or a combination of cash and Nicolet common stock.

•	Exchange Solely for Nicolet Stock. No gain or loss will be recognized by U.S. Shareholders upon the exchange of shares of Mid-Wisconsin common stock solely for shares of Nicolet common stock pursuant to the merger, except in respect of cash received in lieu of the issuance of a fractional share of Nicolet common stock (as discussed below).

•	Exchange for Cash and Nicolet Common Stock. A U.S. Shareholder who receives a combination of cash (not including cash received in lieu of the issuance of a fractional share of Nicolet common stock) and Nicolet common stock in exchange for Mid-Wisconsin common stock will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Mid-Wisconsin common stock in the merger (excluding cash received in lieu of a fractional share) plus the fair market value of Nicolet common stock (including the fair market value of any fractional share) received in the merger, over (b) the U.S. Shareholder’s adjusted tax basis in the shares of Mid-Wisconsin common stock exchanged, or (ii) the amount of cash (excluding cash received in lieu of a fractional share) received in the merger. Any taxable gain to a U.S. Shareholder on the exchange of Mid-Wisconsin common stock generally will be treated as capital gain (either long-term or short-term capital gain depending on whether the shareholder has held such Mid-Wisconsin common stock for more than one (1) year in the case of long-term capital gain or one (1) year or less in the case of short-term capital gain). If a U.S. Shareholder acquired different blocks of Mid-Wisconsin common stock at different times or at different prices, such U.S. Shareholder’s basis and holding period in its shares of Nicolet common stock may be determined with reference to each block of Mid-Wisconsin common stock. Such U.S. Shareholder should consult its individual tax advisor regarding the manner in which gain or loss should be determined. If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the U.S. Shareholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes.

•	Exchange of Cash in Lieu of Fractional Share. A U.S. Shareholder who receives cash in lieu of the issuance of a fractional share of Nicolet common stock will generally be treated as having received such factional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized in an amount equal to the difference between the amount of cash received instead of the fractional share and the portion of the U.S. Shareholder’s aggregate adjusted tax basis of the Mid-Wisconsin shares exchanged in the merger which is allocable to the fractional share of Nicolet common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares of Mid-Wisconsin common stock is more than one year.

•	Tax Basis of Nicolet Common Stock Received in the Merger. The aggregate tax basis of the Nicolet common stock (including a fractional share deemed received and sold for cash as described above) received in the merger will equal the aggregate tax basis of the Mid-Wisconsin common stock surrendered in the exchange, reduced by the amount of cash received, if any, that is treated as received in exchange for Mid-Wisconsin common stock (excluding any cash received in lieu of a fractional share of Nicolet common stock), and increased by the amount of gain, if any, recognized in the exchange (including any portion of the gain that is treated as a dividend but excluding any gain resulting from a fractional share deemed received and sold for cash as described above).

•	Holding Period of Nicolet Common Stock Received in the Merger. The holding period for any Nicolet common stock received in the merger will include the holding period of the Mid-Wisconsin common stock surrendered in the exchange.

•	Possible Treatment of Cash as a Dividend. There are certain circumstances in which all or part of the gain recognized by a U.S. Shareholder will be treated as a dividend rather than capital gain. In general, the determination of whether the gain recognized in the exchange (other than gain with respect to fractional shares) will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the U.S. Shareholder’s deemed percentage stock ownership in Nicolet. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Shareholder, including the application of certain constructive ownership rules. Consequently, each U.S. Shareholder should consult its tax advisor regarding the potential tax consequences of the merger to such shareholder.

•	Exchange Solely for Cash. A U.S. Shareholder who receives solely cash in exchange for Mid-Wisconsin common stock, whether as a result of exercising dissenter’s rights, state-restricted shares, cash-out shares, or otherwise, will generally recognize gain or loss in an amount equal to the difference between the cash received and the U.S. Shareholder’s adjusted tax basis in the shares of Mid-Wisconsin common stock surrendered by such shareholder. Any taxable gain to a U.S. Shareholder on the exchange of Mid-Wisconsin common stock will generally be treated as capital gain, either long-term or short-term capital gain depending on such shareholder’s holding period for the Mid-Wisconsin common stock. Each holder of Mid-Wisconsin common stock who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Tax Consequences to Nicolet and Mid-Wisconsin. Neither Nicolet nor Mid-Wisconsin will recognize taxable gain or loss as a result of the merger, except for, in the case of Mid-Wisconsin, gain, if any, that has been deferred in accordance with the consolidated return regulations.

Tax Implications to Non-U.S. Shareholders

For purposes of this discussion, the term “Non-U.S. Shareholder” means a beneficial owner of Mid-Wisconsin common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Shareholder. The rules governing the U.S. federal income taxation of Non-U.S. Shareholders are complex, and no attempt will be made herein to provide more than a limited summary of those rules.

Tax Consequences to Non-U.S. Shareholders. Any gain a Non-U.S. Shareholder recognizes from the exchange of Mid-Wisconsin common stock for Nicolet common stock and cash in the merger generally will not be subject to U.S. federal income tax unless (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Shareholder in the United States, or (b) in the case of a Non- U.S. Shareholder who is an individual, such shareholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. Shareholders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, Non-U.S. Shareholders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. Shareholders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

Dividends Paid with Respect to Nicolet Common Stock. As a result of the merger, current shareholders of Mid-Wisconsin common stock will hold Nicolet common stock. Dividends paid to Non-U.S. Shareholders (to the extent paid out of Nicolet’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) with respect to such shares of Nicolet common stock will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividends are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, as discussed below. Even if a Non-U.S. Shareholder is eligible for a lower treaty rate, Nicolet will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments unless Nicolet has received a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to a lower treaty rate with respect to such payments. If a Non-U.S. Shareholder holds the Nicolet common stock through a foreign financial institution or other foreign non-financial entity, a 30% withholding tax will be imposed on dividends paid after December 31, 2012, to such “foreign financial institution” or other foreign non-financial entity unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

If a Non-U.S. Shareholder is subject to withholding at a rate in excess of a reduced rate for which it is eligible under a tax treaty or otherwise, it may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisers regarding the possible implications of these withholding requirements.

Dividends that are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividend received by a Non-U.S. Shareholder that is a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Tax Consequences if the Merger Does Not Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the merger will be a fully taxable transaction to the shareholders of Mid-Wisconsin common stock. In such case, U.S. Shareholders will recognize gain or loss measured by the difference between the total consideration received in the merger and such shareholders’ tax basis in the shares of Mid-Wisconsin common stock surrendered in the merger. Each shareholder of Mid-Wisconsin common stock is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Mid-Wisconsin common stock surrendered in the merger. The aggregate tax basis in the shares of Nicolet common stock received pursuant to the merger will be equal to the fair market value of such Nicolet common stock as of the closing date of the merger. The holding period of such shares of Nicolet common stock will begin on the date immediately following the closing date of the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to shareholders of Mid-Wisconsin common stock in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 31% if a U.S. Shareholder or Non-U.S. Shareholder (i) fails to provide a taxpayer identification number or appropriate certificates, or (ii) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to shareholders of Mid-Wisconsin common stock under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Both U.S. Shareholders and Non-U.S. Shareholders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

Recent Tax Legislation

Under recently enacted legislation, net long term capital gains and qualified dividend income recognized in taxable years beginning on or after January 1, 2013 will be taxed generally at a maximum rate of 20% (for individuals earning $400,000 or more per year and married individuals filing jointly earning $450,000 or more or $250,000 or more per year for married individuals filing separately). Shareholders of Mid-Wisconsin common stock should consult their own tax advisors regarding the availability of the preferential tax rates in light of such shareholders’ particular circumstances.

Beginning in 2013, a U.S. Shareholder will be subject to a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts. For these purpose, net investment income generally includes a shareholder’s allocable share of income and gain realized by a shareholder from a sale of stock. In the case of an individual, the tax will be imposed on the lesser of (i) the shareholder’s net investment income, or (ii) the amount by which the shareholder’s modified adjusted gross income exceeds a certain threshold (which is $250,000 in the case of married individuals filing jointly, $125,000 in the case of married individuals filing separately, and $200,000 in all other cases).

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

If the merger is completed, Mid-Wisconsin’s shareholders (other than those exercising dissenters’ rights or who receive only cash for their Mid-Wisconsin shares) will become Nicolet shareholders. Their rights as shareholders will then be governed by Nicolet’s articles of incorporation and bylaws rather than by Mid-Wisconsin’s articles of incorporation and bylaws.

Nicolet and Mid-Wisconsin are both Wisconsin corporations organized under the laws of the State of Wisconsin. The corporate affairs of Nicolet and Mid-Wisconsin are governed generally by the provisions of the WBCL. The following is a summary of differences between the rights of Mid-Wisconsin shareholders and Nicolet shareholders not described elsewhere in this joint proxy statement-prospectus. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders. It is qualified in its entirety by reference to the WBCL, as well as the articles of incorporation and bylaws of each corporation. Mid-Wisconsin shareholders should consult their own legal counsel with respect to specific differences and changes in their rights as shareholders that would result from the proposed merger.

Authorized Capital Stock

Nicolet. Nicolet’s articles of incorporation authorize it to issue 30,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, no par value, with such preferences, limitations and relative rights as determined by the board of directors. As of the date of the merger agreement, there were 3,479,888 shares (including 54,475 shares of restricted stock granted but not yet vested under Nicolet’s employee benefit plans) of common stock issued and 3,425,413 shares of common stock outstanding. Of the authorized preferred stock, (i) 14,964 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 748 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, were authorized but no shares of either series were issued or outstanding, and (ii) 24,400 shares of Non-Cumulative Perpetual Preferred Stock, Series C, were authorized, issued and outstanding as of the date of the merger agreement. In addition, as of the date of the merger agreement, 839,107 shares of Nicolet common stock were subject to outstanding options. Following completion of the merger and private placement, assuming the issuance of 617,608 shares of Nicolet common stock in the merger and of 200,000 shares of Nicolet common stock in the private placement, Nicolet will have 4,297,496 shares of common stock issued and 4,243,021 shares of common stock outstanding.

Mid-Wisconsin. Mid-Wisconsin’s articles of incorporation authorize it to issue 6,000,000 shares of common stock, $0.10 par value, and 50,000 shares of preferred stock, no par value. As of the date of the merger agreement, there were 1,657,119 shares of Mid-Wisconsin common stock issued and outstanding. Of the authorized preferred stock, 10,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, were authorized, issued and outstanding as of the date of the merger agreement. In addition, as of the date of the merger agreement, 30,510 shares of Mid-Wisconsin common stock were subject to outstanding options.

Composition and Election of the Board of Directors

Nicolet. Nicolet’s articles of incorporation and bylaws provide that the board of directors shall consist of not fewer than two nor more than 25 directors, with the exact number of directors to be set by resolution of the board. Its articles of incorporation provide for the election of directors by cumulative voting, which means that the number of votes each common shareholder may cast is determined by multiplying the number of shares he, she or it owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the shareholder.

Mid-Wisconsin. Mid-Wisconsin’s articles of incorporation provide that the board shall consist of such number of directors as the bylaws of Mid-Wisconsin may provide, but not fewer than three or more than 11, and that the board shall be divided into three classes. Each class of directors serves a three-year term, and directors of each class are elected by plurality vote at successive annual meetings of shareholders. Cumulative voting for directors is denied under Mid-Wisconsin’s articles of incorporation.

Director Nominations

Nicolet. Under Nicolet’s bylaws, either directors or shareholders may nominate persons for election as Nicolet directors. Nominations that are not made by or on behalf of Nicolet’s management must be delivered in writing to Nicolet’s President no less than 14 and no more than 50 days before the meeting at which directors will be elected. If less than 21 days’ notice of such meeting is given, then the delivery deadline for the shareholder’s written notice is the close of business on the seventh day after the date on which notice of the meeting was mailed. The shareholder’s nomination must specify (to the extent known to the shareholder) the nominee’s name, address and principal occupation; the number of shares of capital stock that will be voted in favor of the nominee; and the nominating shareholder’s name, address and beneficial ownership of Nicolet capital stock.

Mid-Wisconsin. Shareholder nominations of directors are subject to the provisions of Mid-Wisconsin’s bylaws described under “—Advance Notice of Shareholder Proposals” below. In addition to the matters specified in that paragraph, a shareholder’s nomination of a director must include all information relating to the nominee that would be required to be disclosed in solicitations of proxies for the election of directors under the Securities Exchange Act of 1934, as amended, including the nominee’s written consent to being named in a proxy statement as a nominee and to serving as a director if elected. If the number of directors to be elected is increased and Mid-Wisconsin does not issue a public announcement identifying all of the nominees or specifying the size of the increased board at least 70 days before the first anniversary of the preceding year’s annual meeting, a shareholder’s notice of nomination will also be considered timely, but only as to nominees for any new positions created by such increase, if it is delivered to Mid-Wisconsin’s Corporate Secretary no later than the 10th day following the day on which Mid-Wisconsin first made such public announcement.

Board Committees

Nicolet. Under the WBCL, unless the articles of incorporation or bylaws provide otherwise, a board of directors may create one or more committees, appoint members of the board of directors to serve on the committees and designate other members of the board of directors to serve as alternates. The WBCL provides that a committee may exercise the authority of the full board of directors except that it cannot approve or recommend to shareholders matters that require shareholder approval under the WBCL and it cannot adopt, amend or repeal a corporate bylaw. In addition to these restrictions, Nicolet’s bylaws provide that no board committee may approve dividends, fill board vacancies without express authorization by the full board, amend the articles of incorporation, approve a plan of merger not requiring shareholder approval, approve the reacquisition of outstanding Nicolet capital stock except pursuant to parameters established by the full board, or approve the issuance of capital stock except to the extent authorized by the full board.

Mid-Wisconsin. Subject to the provisions of the WBCL as described above, Mid-Wisconsin’s bylaws permit the board of directors to establish an Executive Committee that may exercise the authority of the full board of directors to the extent provided in the resolution appointing the committee, except that it may not take action with respect to dividends to shareholders, election of principal officer or the filling of vacancies in the board of directors or any committee thereof.

Director Removal

Nicolet. Directors may be removed for cause by the affirmative vote of the holders of a majority of the issued and outstanding shares of Nicolet common stock entitled to vote in the election of directors, except that a director may not be removed if a number of cumulative votes sufficient to elect him or her is cast against his or her removal. Removal must be voted upon at a special shareholders’ meeting called for that purpose, and any vacancy so created may be filled by majority vote of the remaining directors. “Cause” is defined as conviction of a felony, a demand for removal by regulatory authorities or a determination by two-thirds of the directors then in office (excluding the director whose removal is being sought) that the director’s conduct was inimical to the best interests of Nicolet.

Mid-Wisconsin. Directors may be removed with or without cause by the affirmative vote of a majority of the outstanding shares entitled to vote at a special meeting called for that purpose, and any vacancy so created may be filled by the shareholders at such meeting or by majority vote of the remaining directors.

Advance Notice of Shareholder Proposals

Nicolet. Nicolet’s bylaws provide that in addition to any other requirements generally applicable to matters to be brought before an annual meeting of shareholders under Nicolet’s articles of incorporation or bylaws or the WBCL, a Nicolet shareholder who wishes to present a matter for consideration at such meeting must notify Nicolet’s Corporate Secretary in writing no later than 60 days before the meeting. The shareholder’s notice must specify the nature and reason for the business proposed to be conducted; the shareholder’s name, address and beneficial ownership of Nicolet stock; and any material interest of the shareholder in the matter proposed for consideration. See “—Director Nominations” above for special provisions relating to shareholder nominations of candidates for the board of directors.

Mid-Wisconsin. Mid-Wisconsin’s bylaws contain a similar advance notice provision for shareholder proposals relating to the annual meeting. The notice to Mid-Wisconsin’s Corporate Secretary must be delivered no less than 60 and no more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, than if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice must be delivered no earlier than the 90th day prior to such annual meeting and no later than the close of business on the later of: (i) the 60th day prior to such annual meeting; or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. The shareholder’s notice must set forth the same matters as are described above with respect to Nicolet. See “—Director Nominations” above for special provisions relating to shareholder nominations of candidates for the board of directors.

Meetings of Shareholders

Nicolet. Nicolet’s bylaws provide that annual meetings of shareholders will be held at such date as may be specified by the board of directors or Corporate Secretary. Subject to any contrary requirements of the WBCL, special meetings of shareholders may be called by either Nicolet’s Chief Executive Officer or President at the direction of the board of directors or by the holder(s) of at least 10% of Nicolet’s outstanding stock. Nicolet’s bylaws require at least 10 and not more than 60 days’ notice of any meeting of shareholders.

Mid-Wisconsin. Mid-Wisconsin’s bylaws provide that annual meetings of shareholders will be held on the fourth Tuesday in April each year or on such other date as the board of directors designates. Special meetings of shareholders may be called by either Mid-Wisconsin’s President or Board of Directors or by the Corporate Secretary at the request of the holder(s) of at least 10% of the outstanding shares entitled to vote at the meeting. Mid-Wisconsin’s bylaws require at least 10 and not more than 50 days’ notice of any meeting of shareholders, except that if the meeting is called to consider a proposal for a merger, consolidation or sale of substantially all assets of Mid-Wisconsin, at least 20 days’ notice is required.

Shareholder Vote Requirements

Nicolet. Except as described under “—Board of Directors” above and “—Mergers, Consolidations and Sales of Assets” below, and unless a greater number of votes is required under Nicolet’s articles of incorporation or the WBCL, a matter voted upon by Nicolet shareholders will be approved if more votes are cast in favor of a matter than against it, assuming a quorum is present.

Mid-Wisconsin. Except as described under “—Board of Directors” above, and unless a greater number of votes is required under Mid-Wisconsin’s articles of incorporation, the bylaws or the WBCL, a matter voted upon by Mid-Wisconsin shareholders will be approved if more votes are cast in favor of a matter than against it, assuming a quorum is present.

Mergers, Consolidations and Sales of Assets

Nicolet. Nicolet’s articles of incorporation provide that any merger or share exchange of Nicolet with or into any other corporation, or any sale, lease, exchange or other disposition of substantially all of its assets to any other person or entity will require the approval of either: (i) two-thirds of the directors then in office and a majority of the issued and outstanding shares entitled to vote; or (ii) a majority of the directors then in office and two-thirds of the issued and outstanding shares entitled to vote. A merger of Nicolet into another corporation would also require the approval of the Federal Reserve and the OCC and the non-objection of the FDIC.

Mid-Wisconsin. The merger of Mid-Wisconsin requires the affirmative vote of a majority of the board of directors and a majority of the issued and outstanding shares entitled to vote. Such a merger must also be approved by the Federal Reserve and the WDFI.

Dividends

Nicolet. The holders of Nicolet common stock are entitled to receive dividends when, as and if declared by Nicolet’s board of directors and paid by Nicolet out of funds legally available therefor. Under Federal Reserve policy, a bank holding company such as Nicolet generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends. Further, the prospective rate of earnings retention should appear to be consistent with its capital needs, asset quality, and overall financial condition. In addition, Nicolet may not pay dividends that would render it insolvent. Nicolet has not declared a dividend on its common stock since its inception in 2000 and does not expect to do so in the foreseeable future. Instead, Nicolet anticipates that all earnings, if any, will be used for working capital, to support operations and to finance the growth and development of its business.

Mid-Wisconsin. Mid-Wisconsin is subject to a written agreement with the Federal Reserve Bank of Minneapolis dated May 10, 2011 that prohibits Mid-Wisconsin from paying dividends without the Federal Reserve’s prior written approval. Subject to the foregoing, holders of Mid-Wisconsin common stock are entitled to receive dividends when, as and if declared by Mid-Wisconsin’s board of directors and paid by Mid-Wisconsin out of funds legally available therefor. Similar to Nicolet, Mid-Wisconsin must adhere to the Federal Reserve Policy for bank holding companies and cannot pay dividends that would render it insolvent.

Indemnification

Nicolet. Nicolet’s bylaws provide for the mandatory indemnification of a director, officer, employee or agent of Nicolet (or a person concurrently serving in such a capacity with another entity at Nicolet’s request), to the extent such person has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding brought by or in the right of Nicolet or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, for all reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred in connection with proceeding. In all other cases, Nicolet shall indemnify a director or officer, and may indemnify and employee or agent, of Nicolet against all liability and reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred by such person in any proceeding brought by or in the right of Nicolet or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, unless it has been proven by final adjudication that such person breached or failed to perform a duty owed to Nicolet that constituted:

•	a willful failure to deal fairly with Nicolet or its shareholders in connection with a matter in which the director, officer, employee or agent has a material conflict of interest;

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper personal profit; or

•	willful misconduct.

Unless modified by written agreement, the determination as to whether indemnification is proper shall be made in accordance with the WBCL. The right to indemnification under Nicolet’s bylaws may only be amended by the vote of two-thirds of the outstanding shares of Nicolet capital stock entitled to vote on the matter. Nicolet is authorized to purchase and maintain insurance on behalf of its directors, officers, employees or agents in connection with the foregoing indemnification obligations.

Mid-Wisconsin. Mid-Wisconsin’s bylaws state that any person who has served as a director, officer, employee or agent of Mid-Wisconsin, or of any other enterprise at Mid-Wisconsin’s request, shall be indemnified by Mid-Wisconsin in accordance with, and to the fullest extent permitted by, the provisions of the WBCL. The WBCL requires indemnification of a director or officer to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation. In other cases, the WBCL requires indemnification of a director or officer against liability incurred in a proceeding to which he or she was a party because of his or her status as a director or officer of the corporation, unless liability was incurred because he or she breached or failed to perform a duty owed to the corporation and the breach or failure to perform constitutes any of the following:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director, officer, employee or agent has a material conflict of interest;

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper personal profit; or

•	willful misconduct.

The merger agreement provides that Nicolet will assume Mid-Wisconsin’s indemnification obligations after the merger.

Amendments to Articles of Incorporation and Bylaws

Nicolet. Nicolet’s articles of incorporation may be amended as provided in the WBCL, which provides that unless the articles of incorporation, bylaws or WBCL require a higher vote, and subject to any rights of a class to vote separately on the amendment under the WBCL, an amendment to the articles of incorporation will be approved if the number of votes cast in favor of the amendment exceed the votes cast against it. Nicolet’s bylaws may be amended by the shareholders or by majority vote of the board of directors, except as otherwise provided in the WBCL and except as specified under “—Indemnification” above. The WBCL requires shareholder approval for an amendment to any shareholder-adopted bylaw that states that the board may not amend it. Additionally, a bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders may not be adopted, amended or repealed by the board of directors. A bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for the board of directors may be amended or repealed as follows: (i) if originally adopted by the shareholders, only by the shareholders, unless the bylaw also permits board approval of the amendment, or (ii) if originally adopted by the board of directors, either by the shareholders or by the board of directors.

Mid-Wisconsin. Mid-Wisconsin’s articles of incorporation and bylaws may be amended as provided in the WBCL, as summarized for Nicolet above. Mid-Wisconsin’s bylaws also state that they may be amended by the shareholders or by majority vote of the board of directors, except that the board may not amend or repeal any bylaw adopted by the shareholders unless such authority has been conferred upon the directors by that bylaw.

DISSENTERS’ RIGHTS

The following discussion is not a complete description of the law relating to dissenters’ rights available to holders and beneficial holders of Mid-Wisconsin and Nicolet common stock under Wisconsin law. This description is qualified in its entirety by the full text of the relevant provisions of the WBCL, which are reprinted in their entirety as Appendix B to this joint proxy statement-prospectus. If you desire to exercise dissenters’ rights, you should review carefully the WBCL and consult a legal advisor before electing or attempting to exercise these rights.

Mid-Wisconsin

Pursuant to the provisions of sections. 180.1301 to 180.1331 of the WBCL, holders and beneficial holders of Mid-Wisconsin common stock have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders and beneficial holders of Mid-Wisconsin common stock who fulfill the requirements of the WBCL summarized below and set forth in Appendix B will be entitled to assert dissenters’ rights in connection with the merger. Shareholders or beneficial shareholders considering initiation of a dissenters’ proceeding should review this section and should also review Appendix B in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Procedural Steps

Pursuant to the provisions of the WBCL, if the merger is consummated, in order to exercise dissenter’s rights you must have:

•	Given to Mid-Wisconsin, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of common stock (hereinafter referred to as “shares”);

•	Not voted in favor of the merger; and

•	Complied with the statutory requirements summarized below.

If you have perfected your dissenters’ rights and the merger is consummated, you will receive the fair value of your shares as of the effective date of the merger. A shareholder or beneficial shareholder who fails to deliver written notice of his, her or its intent to demand payment for his, her or its shares if the merger is consummated in accordance with the requirements of the WBCL is not entitled to payment for his or her shares pursuant to the provisions of the WBCL.

Brokers or others who hold shares in their name that are beneficially owned by others may assert dissenters’ rights as to fewer than all of the shares registered in your name only if they dissent with respect to all shares beneficially owned by any one person and notify Mid-Wisconsin in writing of the name and address of each person on whose behalf they are asserting dissenters’ rights. The rights of a shareholder who asserts dissenters’ rights as to fewer than all of the shares registered in his, her or its name are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Written Dissent Demand

Voting against the merger will not satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected.

Any written notice of intent to dissent to the merger, satisfying the requirements discussed above, should be addressed to Mid-Wisconsin Financial Services, Inc., 132 West State Street, Medford, Wisconsin 54451, Attn: Corporate Secretary.

Dissenters’ Notice

If the shareholders of Mid-Wisconsin approve the merger at the special meeting, Mid-Wisconsin (or Nicolet as its successor) must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all of its shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent no later than 10 days after the date that the merger is approved by Mid-Wisconsin’s shareholders and must:

•	State where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	Inform holders of uncertificated shares as to what extent transfer of these shares will be restricted after the demand for payment is received;

•	Include a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he, she or it acquired beneficial ownership of the shares prior to that date;

•	Set a date by which Mid-Wisconsin (or Nicolet as its successor) must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•	Be accompanied by a copy of sections 180.1301 to 180.1331 of the WBCL.

A shareholder or beneficial shareholder who receives the Dissenters’ Notice or a beneficial shareholder whose shares are held by a nominee who is sent a Dissenters’ Notice must demand payment and certify as to his or her ownership of the shares in accordance with the Dissenters’ Notice. A shareholder or beneficial shareholder who holds certificated shares must also deposit his, her or its share certificates with Mid-Wisconsin (or Nicolet as its successor) in accordance with the terms of the Dissenters’ Notice.

A dissenting shareholder or beneficial shareholder who demands payment and deposits his, her or its share certificate in accordance with the terms of the Dissenters’ Notice will retain all of the rights of a shareholder or beneficial shareholder, respectively, until those rights are canceled or modified by the consummation of the merger. Mid-Wisconsin may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the merger is effected or the restrictions released, in the event that it does not consummate the merger.

A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. A shareholder or beneficial shareholder with certificated shares who does not deposit his, her or its share certificates where required and by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. Mid-Wisconsin (or Nicolet as its successor) may elect to withhold payment from a dissenter and instead make an offer of payment if that dissenter was not the beneficial owner of his, her or its shares prior to the date specified in the Dissenters’ Notice as the date on which the first announcement of the merger was made to the news media or to Mid-Wisconsin’s shareholders.

Payment

Except as described below, Mid-Wisconsin (or Nicolet as its successor) must, as soon as the merger is effected or upon receipt of a payment demand, whichever is later, pay each shareholder who has complied with the payment demand and deposit requirements described above the amount Mid-Wisconsin (or Nicolet as its successor) estimates to be the fair value of the shares, plus accrued interest. The offer of payment must be accompanied by:

•	Recent financial statements of Mid-Wisconsin;

•	A statement of the estimate of the fair value of the shares;

•	An explanation of how the interest was calculated;

•	A statement of the dissenter’s right to demand payment under section 180.1328 of the WBCL; and

•	A copy of sections 180.1301 to 180.1331 of the WBCL.

If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, Mid-Wisconsin must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Mid-Wisconsin (or Nicolet as its successor) must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and any dissenting shareholders must repeat the payment demand procedure described above.

Section 180.1328 of the WBCL provides that a dissenter may notify Mid-Wisconsin (or Nicolet as its successor) in writing of his, her or its own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, less any payment received from Mid-Wisconsin (or Nicolet as its successor), if:

•	He or she believes that the amount paid or offered by Mid-Wisconsin (or Nicolet as its successor) is less than the fair value of his or her shares or that Mid-Wisconsin (or Nicolet as its successor) has calculated incorrectly the interest due;

•	Mid-Wisconsin (or Nicolet as its successor) fails to make payment within 60 days after the date set in the Dissenters’ Notice for demanding payment; or

•	Mid-Wisconsin, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment in the Dissenters’ Notice.

A dissenting shareholder waives his or her right to demand payment under sections 180.1328 unless his, her or its provides Mid-Wisconsin (or Nicolet as its successor) with notice of his or her demand, in conformance with the notice requirements of section 180.0141, within 30 days after Mid-Wisconsin (or Nicolet as its successor) making or offering of payment for the dissenting shareholder’s shares.

Litigation

If a demand for payment under section 180.1328 remains unsettled, Mid-Wisconsin (or Nicolet as its successor) must commence a nonjury equity valuation proceeding in the Circuit Court of Taylor County, Wisconsin (in the case of Mid-Wisconsin) or Brown County, Wisconsin (in the case of Nicolet), within 60 days after having received the payment demand under section 180.1328 and must petition the court to determine the fair value of the shares and accrued interest. If Mid-Wisconsin (or Nicolet as its successor) does not commence the proceeding within those 60 days, the WBCL requires Mid-Wisconsin (or Nicolet as its successor) to pay each dissenting shareholder whose demand remains unsettled the amount demanded. Mid-Wisconsin (or Nicolet as its successor) is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them.

The jurisdiction of the court in which the proceeding is brought is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. An appraiser has the powers delegated to such appraiser in the court order appointing him or her or in any amendment to the order. Dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such holder’s shares, plus interest, exceeds the amount paid or offered, as applicable, by Mid-Wisconsin (or Nicolet as its successor).

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against Mid-Wisconsin (or Nicolet as its successor), except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 180.1328 of the WBCL. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Mid-Wisconsin (or Nicolet as its successor) if the court finds Mid-Wisconsin (or Nicolet as its successor) did not substantially comply with the requirements of the WBCL, or against either Mid-Wisconsin (or Nicolet as its successor) or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the WBCL.

If the court finds that the services of attorneys or experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award those attorneys reasonable fees out of the amounts awarded the dissenters who were benefited.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to the applicable portions of the WBCL, which are included as Appendix B to this joint proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Appendix B and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Nicolet or Mid-Wisconsin, except as may be required by the WBCL, or to obtain legal counsel or appraisal services at the expense of Mid-Wisconsin (or Nicolet as its successor).

Any dissenting shareholder who perfects his, her or its right to be paid the “fair value” of his, her or its shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “Material Federal Income Tax Consequences of the Merger” at page 71 .

You must do all of the things described in this section and as set forth in the WBCL in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the WBCL. In view of the complexity of these provisions of Wisconsin law, shareholders of Mid-Wisconsin who are considering exercising their dissenters’ rights should consult their legal advisors.

Nicolet

Pursuant to the provisions of sections 180.1301 to 180.1331 of the WBCL, holders and beneficial holders of Nicolet’s common stock have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders and beneficial holders of Nicolet common stock who fulfill the requirements of the WBCL summarized below and set forth in Appendix B will be entitled to assert dissenters’ rights in connection with the merger. Shareholders or beneficial shareholders considering initiation of a dissenters’ proceeding should review this section and should also review Appendix B in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Procedural Steps

Pursuant to the provisions of the WBCL, if the merger is consummated, in order to exercise your dissenter’s rights you must have:

•	Given to Nicolet, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of common stock (hereinafter referred to as “shares”);

•	Not voted in favor of the merger; and

•	Complied with the statutory requirements summarized below.

If you have perfected your dissenters’ rights and the merger is consummated, you will receive the fair value of your shares as of the effective date of the merger. A shareholder or beneficial shareholder who fails to deliver written notice of his, her or its intent to demand payment for his, her or its shares if the merger is consummated in accordance with the requirements of the WBCL is not entitled to payment for his, her or its shares pursuant to the provisions of the WBCL.

You may assert dissenters’ rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one person and you notify Nicolet in writing of the name and address of each person on whose behalf you are asserting dissenters’ rights. The rights of a shareholder who asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Written Dissent Demand

Voting against the merger will not satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected.

Any written notice of intent to dissent to the merger, satisfying the requirements discussed above, should be addressed to Nicolet Bankshares, Inc., 111 North Washington Street, Green Bay, WI 54301, Attn: Corporate Secretary.

Dissenters’ Notice

If the shareholders of Nicolet approve the merger at the special meeting, Nicolet must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all of its shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent no later than 10 days after the date that the merger is approved by Nicolet’s shareholders and must:

•	State where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	Inform holders of uncertificated shares as to what extent transfer of these shares will be restricted after the demand for payment is received;

•	Include a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares prior to that date;

•	Set a date by which Nicolet must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•	Be accompanied by a copy of sections 180.1301 to 180.1331 of the WBCL.

A shareholder or beneficial shareholder who receives the Dissenters’ Notice or a beneficial shareholder whose shares are held by a nominee who is sent a Dissenters’ Notice must demand payment and certify as to his or her ownership of the shares in accordance with the Dissenters’ Notice. A shareholder or beneficial shareholder who holds certificated shares must also deposit his, her or its share certificates with Nicolet in accordance with the terms of the Dissenters’ Notice.

A dissenting shareholder or beneficial shareholder who demands payment and deposits his, her or its share certificate in accordance with the terms of the Dissenters’ Notice will retain all of the rights of a shareholder or beneficial shareholder, respectively, until those rights are canceled or modified by the consummation of the merger. Nicolet may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the merger is effected or the restrictions released, in the event that Nicolet does not consummate the merger.

A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. A shareholder or beneficial shareholder with certificated shares who does not deposit his, her or its share certificates where required and by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. Nicolet may elect to withhold payment from a dissenter and instead make an offer of payment if that dissenter was not the beneficial owner of his, her or its shares prior to the date specified in the Dissenters’ Notice as the date on which the first announcement of the merger was made to the news media or to Nicolet’s shareholders.

Payment

Except as described below, Nicolet must, as soon as the merger is effected or upon receipt of a payment demand, whichever is later, pay each shareholder who has complied with the payment demand and deposit requirements described above the amount Nicolet estimates to be the fair value of the shares, plus accrued interest. Nicolet’s offer of payment must be accompanied by:

•	Recent financial statements of Nicolet;

•	A statement of Nicolet’s estimate of the fair value of the shares;

•	An explanation of how the interest was calculated;

•	A statement of the dissenter’s right to demand payment under sections 180.1328 of the WBCL; and

•	A copy of sections 180.1301 to 180.1331 of the WBCL.

If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, Nicolet must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Nicolet must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and any dissenting shareholders must repeat the payment demand procedure described above.

Section 180.1328 of the WBCL provides that a dissenter may notify Nicolet in writing of his or her own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, less any payment received from Nicolet, if:

•	He or she believes that the amount paid or offered by Nicolet is less than the fair value of his or her shares or that Nicolet has calculated incorrectly the interest due;

•	Nicolet fails to make payment within 60 days after the date set in the Dissenters’ Notice for demanding payment; or

•	Nicolet, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment in the Dissenters’ Notice.

A dissenting shareholder waives his or her right to demand payment under section 180.1328 unless he or she provides Nicolet with notice of his or her demand, in conformance with the notice requirements of section 180.0141, within 30 days after Nicolet making or offering of payment for the dissenting shareholder’s shares.

Litigation

If a demand for payment under section 180.1328 remains unsettled, Nicolet must commence a nonjury equity valuation proceeding in the Circuit Court of Brown County, Wisconsin, within 60 days after having received the payment demand under section 180.1328 and must petition the court to determine the fair value of the shares and accrued interest. If Nicolet does not commence the proceeding within those 60 days, the WBCL requires Nicolet to pay each dissenting shareholder whose demand remains unsettled the amount demanded. Nicolet is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them.

The jurisdiction of the court in which the proceeding is brought is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. An appraiser has the powers delegated to such appraiser in the court order appointing him or her or in any amendment to the order. Dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such holder’s shares, plus interest, exceeds the amount paid or offered, as applicable, by Nicolet.

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against Nicolet, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 180.1328 of the WBCL. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Nicolet if the court finds Nicolet did not substantially comply with the requirements the WBCL, or against either Nicolet or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the WBCL.

If the court finds that the services of attorneys or experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award those attorneys reasonable fees out of the amounts awarded the dissenters who were benefited.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to the applicable portions of the WBCL, which are included as Appendix B to this joint proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Appendix B and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Nicolet or Mid-Wisconsin, except as may be required by the WBCL, or to obtain legal counsel or appraisal services at the expense of Nicolet.

Any dissenting shareholder who perfects his, her or its right to be paid the “fair value” of his, her or its shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “Material Federal Income Tax Consequences of the Merger” at page 71 .

You must do all of the things described in this section and as set forth in the WBCL in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the WBCL. In view of the complexity of these provisions of Wisconsin law, shareholders of Nicolet who are considering exercising their dissenters’ rights should consult their legal advisors.

BUSINESS OF NICOLET

General

Nicolet is a Wisconsin corporation and was incorporated as Green Bay Financial Corporation, a Wisconsin corporation, on April 5, 2000 to serve as the holding company for and the sole shareholder of Nicolet National Bank. It amended and restated its articles of incorporation and changed its name to Nicolet Bankshares, Inc. on March 14, 2002. It subsequently became the holding company for Nicolet National Bank upon completion of the Nicolet National Bank’s reorganization into a holding company structure on June 6, 2002.

Nicolet is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Wisconsin. It conducts operations through its wholly-owned subsidiary, Nicolet National Bank, which was organized in 2000 as a national bank under the laws of the United States and opened for business on November 1, 2000. Nicolet National Bank provides a full range of traditional commercial and retail banking services, as well as wealth management services, throughout northeastern Wisconsin and the upper peninsula of Michigan. Nicolet primarily markets its services to owner-managed companies as well as the individual owners of these businesses and other residents of its market area through 11 branch locations in Green Bay, De Pere, Appleton, Marinette and Crivitz, Wisconsin and Menominee, Michigan.

Since its opening in late 2000, Nicolet has grown to $ 745 million in assets as of December 31 , 2012. Over this time, to supplement its organic growth, Nicolet National Bank purchased a Menominee, Michigan branch office and deposits from a Michigan-based bank in December 2003. In July 2010, Nicolet National Bank purchased four Brown County, Wisconsin branch offices from a Madison-based thrift, acquiring assets with a fair value of approximately $107 million, including $25 million of loans, $4 million of core deposit intangible and $78 million in cash, and assumed liabilities with a fair value of approximately $107 million, including $106 million of deposits. In 2005, Nicolet effected a reorganization through a cash-out merger to shareholders owning 1,500 or fewer shares of common stock as a means of reducing its number of shareholders of record to a level that would permit Nicolet to suspend its SEC filing obligations, which it did in March 2005. In late 2007, Nicolet effected a voluntary stock repurchase. In December 2008, Nicolet raised $9.5 million in capital through a private placement of common stock and also raised $14.96 million through the issuance of preferred stock to Treasury under TARP. On September 1, 2011, Nicolet redeemed this preferred stock for its $15.7 million stated value and issued $24.4 million of SBLF Preferred Stock to Treasury in connection with its participation in the federal government’s Small Business Lending Fund.

As of December 31 , 2012, Nicolet had consolidated total assets of $ 745 million, consolidated total gross loans of $ 553 million, consolidated total deposits of $ 616 million and consolidated shareholders’ equity of $ 77 million.

Target Markets

Nicolet, through its subsidiary Nicolet National Bank, provides a full range of traditional banking services throughout northeastern Wisconsin and the upper peninsula of Michigan. Based on deposit market share data published by the FDIC as of June 30, 2012, Nicolet National Bank ranks third in the Brown County, Wisconsin market and in the top six in the Marinette, Wisconsin and Menominee, Michigan county markets. With its second branch opened in Appleton in December 2011, Nicolet National Bank is increasing its market share in Outagamie County, Wisconsin. It employs seasoned banking and wealth management professionals with experience in the market area and who are active in their communities.

This emphasis on meeting customer needs in a relationship-focused manner, combined with local decision-making on extensions of credit, distinguishes Nicolet from its competitors, particularly in the case of large financial institutions. Nicolet believe it further distinguishes itself by providing a range of products and services characteristic of a large financial institution while providing the personalized service and convenience characteristic of a community bank.

Products and Services Overview

Nicolet National Bank is a full-service community bank. Its principal business is banking, consisting of lending and deposit gathering (as well as other banking-related products and services) to businesses and individuals of the communities it serves, and the operational support to deliver, fund and manage such banking services. Additionally, Nicolet National Bank offers wealth management services to the businesses and individuals it serves. Profitability is significantly dependent upon net interest income (interest income earned on loans and other interest-earning assets such as investments, net of interest expense on deposits and other borrowed funds), noninterest income sources (including but not limited to service charges on deposits, trust and brokerage fees, and mortgage fee income from sales of residential mortgages into the secondary market), the level of the provision for loan losses, noninterest expense (largely employee compensation and overhead expenses tied to processing and operating Nicolet National Bank’s business).

Nicolet National Bank offers a variety of loans, deposits and related services to business customers (especially small and medium-sized businesses and professional concerns), including but not limited to: business checking and other business deposit products and services, business loans, lines of credit, commercial real estate loans, construction loans and letters of credit, and retirement planning services. Similarly, it offers a variety of banking products and services to consumers, including but not limited to: home equity loans and lines, residential mortgage loans and mortgage refinancing, residential construction loans, personal loans, checking, savings and money market accounts, various certificate of deposit and individual retirement accounts and safe deposit boxes, and personal brokerage, trust and fiduciary services. It also provides on-line services, including commercial, retail and trust on-line banking, automated bill payment, remote deposit capture, and telephone banking, and other services such as wire transfers, courier services, debit cards, credit cards, direct deposit, official bank checks, and U.S. Savings Bonds.

Business and Properties

The main office of both Nicolet and Nicolet National Bank is located at 111 North Washington Street, Green Bay, Wisconsin 54301. Including the main office, Nicolet National Bank operates eleven branches, most are free-standing, newer buildings that provide adequate access, customer parking, and drive-through and/or ATM service. The following table summarizes pertinent details of Nicolet National Bank’s branches.

Office Address	Owned/ Leased	Square Footage
111 North Washington Street Green Bay, Brown County, Wisconsin (main office)	Leased	38,000

2380 Dousman Street, Suites 100 and 200 Green Bay, Brown County, Wisconsin[1]	Owned	7,700

2363 Holmgren Way Green Bay, Brown County, Wisconsin[1]	Leased	4,200

1610 Lawrence Drive De Pere, Brown County, Wisconsin[1]	Leased	4,100

1011 North Broadway De Pere, Brown County, Wisconsin	Owned	3,500

2082 Monroe Road De Pere, Brown County, Wisconsin[1]	Leased	4,200

2400 S. Kensington Ave., Suite 100 Appleton, Outagamie County, Wisconsin	Leased	3,500

900 West College Avenue Appleton, Outagamie County, Wisconsin	Leased	3,800

Office Address	Owned/ Leased	Square Footage
315 N. US Highway 141 Crivitz, Marinette County, Wisconsin	Owned	2,900

2009 Hall Avenue Marinette, Marinette County, Wisconsin	Owned	3,000

1015 Tenth Avenue Menominee, Menominee County, Michigan[2]	Owned	1,400

(1)	Branch was acquired through a purchase and assumption transaction from a thrift, which was consummated in July 2010.

(2)	Branch was acquired through a purchase and assumption transaction from another bank, which was consummated in December 2003.

Lending Services

Lending. Nicolet National Bank seeks creditworthy borrowers within a limited geographic area. Its primary lending function is to make commercial loans, consisting of commercial and business loans and owner-occupied commercial real estate loans; commercial real estate (“CRE”) loans, consisting of commercial investment real estate loans and construction and land development loans; residential real estate, including residential first mortgages, residential junior mortgages (such as home equity loans and lines), and to a lesser degree residential construction loans; and other loans, mainly consumer in nature. As of December 31 , 2012, Nicolet National Bank’s loan portfolio mix was as follows:

Loan Category	Ratio
Commercial and industrial	36%
Owner-occupied commercial real estate	21%
Total commercial loans	57%
CRE-investment	14%
Construction and land development	4%
Total CRE loans	18%
Residential first mortgages	16%
Residential junior mortgages	7%
Residential construction	1%
Total residential real estate loans	24%
Other	1%

Loan Policies and Procedures. Nicolet National Bank has and follows extensive loan policies and procedures to standardize processes, meet compliance requirements and prudently manage underwriting, credit and other risks. These include, but are not limited to: loan approval policies at various levels (individual officers and committees), lending limits (some imposed by law and others to address risks based on loan type or nature of borrower; such limits may increase or decrease with the capital level of the bank or for other reasons), appraisal policies (some imposed by law, but including quality of appraiser and loan-to-appraised value guidelines for different loan types), and various review and documentation procedures.

Credit Risks. The principal economic risk associated with lending in each type of loan Nicolet National Bank makes is the creditworthiness of the borrower. The ability of borrowers to repay their loans is influenced and affected by numerous things, including but not limited to: general economic conditions, such as the health of the economy as a whole, levels and trends in the interest rate environment, inflation, employment rates and trends; demand for a commercial borrower’s product or services; factors affecting a borrower’s customers, suppliers or employees; business management abilities; tenant vacancy rates; supply, demand and price of residential or commercial real estate; and in general a borrower’s financial stability, as well as personal factors

(such as job loss, divorce, illness and other personal hardships). Credit risk is controlled and monitored through active asset quality management, including the use of lending standards, the thorough review of potential borrowers through Nicolet’s underwriting process, close relationships with and regular check-ins with borrowers, and active asset quality administration. For further discussion of credit risk management, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation” at page 9 8 .

Competition

The financial services industry is highly competitive. Nicolet competes for loans, deposits, and financial services in all of its principal markets. It competes directly with other bank and nonbank institutions located within its markets, internet-based banks, out-of-market banks and bank holding companies that advertise or otherwise serve its markets, along with money market and mutual funds, brokerage houses, mortgage companies, and insurance companies or other commercial entities that offer financial services products. Competition involves efforts to retain current customers, obtain new loans and deposits, increase the scope and type of services offered, and offer competitive interest rates paid on deposits and charged on loans. Many of Nicolet’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Some of Nicolet’s competitors have been in business for a long time and have an established customer base and name recognition. Nicolet believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in the communities in which it operates.

Employees

Nicolet and Nicolet National Bank currently employ approximately 175 persons on a full-time or part-time basis.

Legal Proceedings

From time to time, Nicolet is involved in litigation relating to claims arising out of operations in the normal course of business. As of the date hereof, Nicolet is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on Nicolet National Bank.

Market Prices of and Dividends Declared on Nicolet Common Stock

There is no established public trading market for shares of Nicolet common stock. As a result, any market in Nicolet common stock prior to the merger should be characterized as illiquid and irregular. As of ________, 2013, Nicolet had approximately ________ shareholders of record. The last known privately negotiated trade of Nicolet common stock prior to the mailing of this joint proxy statement-prospectus occurred on ________, 2013 at a price of $____ per share, and the last known privately negotiated trade of which management was aware prior to the November 28, 2012 announcement of the proposed merger occurred on October 29, 2012 at a price of $16.50 per share. Additional information available to management regarding the high and low trade prices (to the extent known to management) for Nicolet common stock is provided below. For quarters where there were no sales of Nicolet common stock to management’s knowledge, neither high nor low prices are given.

	High	Low
2013
First Quarter (through February 28, 2013)	$16.50	$16.50

2012
Fourth Quarter	$16.50	$16.50
Third Quarter	16.50	16.50
Second Quarter	16.50	16.50
First Quarter	16.50	16.50

	High	Low

2011
Fourth Quarter	$15.00	$15.00
Third Quarter	—	—
Second Quarter	16.50	16.50
First Quarter	16.50	16.50

2010
Fourth Quarter	$17.15	$16.00
Third Quarter	17.15	17.15
Second Quarter	16.80	16.50
First Quarter	16.80	16.80

The payment of dividends by Nicolet and Nicolet National Bank are subject to certain regulations that may limit or prevent the payment of dividends except in certain circumstances. See “Supervision and Regulation — Payment of Dividends” at page 1 74 . Moreover, the payment of dividends is further subject to the discretion of the boards of directors of Nicolet and Nicolet National Bank, and the payment of dividends on the common stock of Nicolet is subject to the rights of the holders of its senior securities. Nicolet has not paid any dividends on its common stock since its inception in 2000, nor does it currently have any plans to pay dividends to its holders of its common stock in the foreseeable future.

Nicolet anticipates that its earnings, if any, will be held for purposes of enhancing its capital. No assurances can be given that any dividends on Nicolet’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

Certain Provisions of Nicolet’s Articles of Incorporation and Bylaws Regarding Change of Control.

Supermajority Voting Requirements

Any transaction that would involve the merger or share exchange of Nicolet with or into any other corporation or any sale, lease, exchange or other disposition of substantially all of the assets of Nicolet to any other corporation, person or other entity would require either (i) the affirmative vote of at least two-thirds (2/3) of the directors of Nicolet and the affirmative vote of at least a majority of the issued and outstanding shares of Nicolet entitled to vote or (ii) the affirmative vote of at least the majority of the directors of Nicolet and the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares of Nicolet entitled to vote. This provision could make such a transaction that did not have the support of at least a super-majority of the board of directors more difficult for the shareholders to approve, and without the approval of at least a supermajority of the board of directors, such a transaction may not be approved, even if more than a majority (but less than a supermajority) of the shareholders of Nicolet supported such a transaction.

Ability to Consider Other Constituencies

Nicolet’s articles of incorporation require its board of directors, when evaluating a tender or exchange offer for the securities of Nicolet or a proposed merger, share exchange or combination of Nicolet with any other corporation, or an offer to purchase or otherwise acquire all or substantially all of the assets of Nicolet and in determining what is believed to be in the best interest of Nicolet and its shareholders to give due consideration to all relevant factors, including (but not necessarily limited to) the short- and long-term social and economic effects of such a transaction on Nicolet’s employees, customers, shareholders and other constituencies, and on the communities in which it and its subsidiaries operate in addition to the consideration being offered by the other party in relation to the current and estimated future value of Nicolet as an independent entity. This provision requires Nicolet’s board of directors to consider numerous judgmental or subjective factors affecting a proposal, including some non-financial matters, and on the basis of these considerations Nicolet’s board of directors may oppose a business combination or some other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of its shareholders.

Limitations on Matters Brought Before Nicolet’s Shareholders

Nicolet’s bylaws limit the way in which matters may properly be brought before its shareholders by individuals other than management or the board of directors of Nicolet. Under Nicolet’s bylaws, matters other than the election of directors may only be brought before the shareholders of Nicolet for consideration at Nicolet’s annual meeting by Nicolet’s management or board of directors or by a shareholder that has complied with the notice requirements of Nicolet’s bylaws. These provisions require that a shareholder deliver to the secretary of Nicolet no less than 60 days prior to the date fixed for the annual meeting a notice (i) describing briefly the business desired to be brought before the meeting and the reasons for conducting such business at the annual meeting, (ii) the name and the record address of the shareholder proposing such business, (iii) the classes and number of shares of each class of shares beneficially owned by the shareholder and (iv) any material interest the shareholder has in the business being proposed. The chairman of the annual meeting has final interpretive discretion as to the propriety of matters brought before the shareholders, and any matters determined by the chairman to be not properly brought before the meeting shall not be transacted at the meeting. In addition, special meetings of Nicolet’s shareholders may only be called by the management and board of directors of Nicolet or by shareholders owning, in the aggregate, no less than ten percent (10%) of Nicolet’s stock. These provisions may limit the ability of a shareholder of Nicolet to bring proposed transactions before the shareholders for approval, whether as initial offers or as competing transactions, unless such proposed transactions are also supported by the board and management of Nicolet.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership, as of December 31, 2012, of shares of Nicolet common stock by (i) each person known by Nicolet to be the beneficial owner of more than 5% of Nicolet’s issued and outstanding common stock; (ii) each of Nicolet’s current directors and executive officers; (iii) all current Nicolet directors and executive officers as a group; (iv) each new director to be appointed to the Nicolet board of directors upon the closing of the merger; and (v) all current and prospective Nicolet directors and executive officers as a group. Except as noted below, management believes that each person listed below has sole investment and voting power with respect to the shares included in the table.

Information relating to beneficial ownership of Nicolet common stock is based upon “beneficial owner” concepts set forth in rules under the Securities and Exchange Act of 1934, as amended. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has sole or shared “voting power” or “investment power” over the security. Voting power includes the power to vote or to direct the voting of the security, and investment power includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

			Percentage of Issued and Outstanding Shares(1)
Name	Number of Shares		Before Merger	After Merger
Current Directors and Executive Officers
Robert B. Atwell	173,243	(2)	4.6%	4.0%
Michael E. Daniels	176,263	(3)	4.7	4.0
John N. Dykema	49,905	(4)	1.3	1.1
Gary L. Fairchild	2,104	(5)	*	*
Michael F. Felhofer	72,000		1.9	1.7
Andrew F. Hetzel, Jr.	42,074	(6)	1.1	*
Donald J. Long, Jr.	89,407	(7)	2.4	2.0
Benjamin P. Meeuwsen	5,200	(8)	*	*
Susan L. Merkatoris	125,000	(9)	3.3	2.9
Therese Pandl	1,022	(10)	*	*
Randy J. Rose	30,451	(11)	*	*
Robert J. Weyers	73,978	(12)	2.0	1.7

			Percentage of Issued and Outstanding Shares(1)
Name	Number of Shares		Before Merger	After Merger
Current Non-Director Executive Officers
Ann K. Lawson	23,900	(13)	*	*
All Current Directors and Executive Officers as a Group (13 persons)	864,547	(14)	23.1	19.8
Prospective Directors
Kim A. Gowey	—		—	*(15)
Christopher Ghidorzi	—		—	— (15)
All Current and Prospective Directors and Executive Officers as a Group (15 persons)	864,547	(14)	23.1	20.5	(15)

*	Represents less than one percent.

(1)	For purposes of this table, the percentages shown treat shares subject to exercisable options held by the indicated director or executive officer as if they were issued and outstanding. Unvested shares of restricted stock are entitled to vote and are therefore included with the issued and outstanding shares reflected in this table. Percentage ownership after the merger assumes that 617,608 shares of common stock are issued in the merger and that each director and executive officer’s beneficial ownership of Nicolet common stock does not change prior to consummation of the merger. Because the amount and allocation of individual subscriptions in the private placement is not yet known, this table does not give effect to the completion of the private placement. If all of the shares offered in the private placement were sold to current Nicolet directors, however, all current and prospective directors and executive officers as a group would beneficially own approximately 19.6% of the issued and outstanding shares of Nicolet common stock.

(2)	Includes exercisable options to purchase 124,014 shares of common stock, 6,379 shares Mr. Atwell owns in his Nicolet 401(k) plan, and 19,550 shares of unvested restricted stock.

(3)	Includes 3,420 shares held by his minor children, 9,803 shares held in his spouse’s IRA, exercisable options to purchase 124,014 shares of common stock, 4,910 shares Mr. Daniels owns in his Nicolet 401(k) plan, and 19,550 shares of unvested restricted stock.

(4)	Includes 3,055 shares Mr. Dykema purchased through the Deferred Compensation Plan for Non-Employee Directors.

(5)	Includes 1,854 shares Mr. Fairchild purchased through the Deferred Compensation Plan for Non-Employee Directors.

(6)	Includes 2,074 shares Mr. Hetzel purchased through the Deferred Compensation Plan for Non-Employee Directors.

(7)	Includes 2,007 shares Mr. Long purchased through the Deferred Compensation Plan for Non-Employee Directors.

(8)	Includes 1,825 shares Mr. Meeuwsen purchased through the Deferred Compensation Plan for Non-Employee Directors.

(9)	Includes 13,000 shares held by Ms. Merkatoris’ children.

(10)	Includes 922 shares Ms. Pandl purchased through the Deferred Compensation Plan for Non-Employee Directors.

(11)	Includes 151 shares Mr. Rose purchased through the Deferred Compensation Plan for Non-Employee Directors.

(12)	Includes 3,228 shares Mr. Weyers purchased through the Deferred Compensation Plan for Non-Employee Directors.

(13)	Includes exercisable options to purchase 18,500 shares of common stock held by Ms. Lawson, 1,650 shares of unvested restricted stock, and exercisable options to purchase 1,250 shares of common stock held by Ms. Lawson’s spouse.

(14)	Includes exercisable options to purchase 267,778 shares of common stock and 40,750 shares of unvested restricted stock.

(15)	Reflects the conversion of 80,544 shares of Mid-Wisconsin common stock held by Dr. Gowey into 30,018 shares of Nicolet common stock pursuant to the terms of the merger. Mr. Ghidorzi does not own any shares of Mid-Wisconsin common stock and will not receive any Nicolet common stock in the merger. Neither Dr. Gowey nor Mr. Ghidorzi currently owns any shares of Nicolet common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NICOLET

The following table presents Nicolet’s selected historical consolidated financial data as of and for the periods indicated and should be read in conjunction with its consolidated financial statements and the notes thereto included elsewhere in this joint proxy statement-prospectus. The financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 is derived from Nicolet’s audited consolidated financial statements beginning on page F-1. The financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived from Nicolet’s audited consolidated financial statements that are not included in this joint proxy statement-prospectus. You should not assume the results of operations for past periods indicate results for any future period.

(in thousands, except per share data)	At and for the year ended December 31,
	2012	2011	2010	2009	2008
Results of operations:
Interest income	$28,795	$29,830	$31,420	$31,582	$33,384
Interest expense	6,530	8,383	11,291	15,218	19,872
Net interest income	22,265	21,447	20,129	16,364	13,512
Provision for loan losses	4,325	6,600	8,500	6,000	4,029
Net interest income after provision for loan losses	17,940	14,847	11,629	10,364	9,483
Other income	10,744	8,444	8,968	7,531	6,124
Other expense	24,062	21,443	19,316	16,684	16,440
Income (loss) before income taxes	4,622	1,848	1,281	1,211	(833)
Income tax (benefit) expense	1,529	318	136	45	(996)
Net income	3,093	1,530	1,145	1,166	163
Net income (loss) attributable to noncontrolling interest	57	40	35	(11)	(26)
Net income attributable to Nicolet Bankshares, Inc.	3,036	1,490	1,110	1,177	189
Preferred stock dividends and discount accretion	1,220	1,461	985	1,001	—
Net income available to common equity	$1,816	$29	$125	$176	$189
Earnings per common share:
Basic	$0.53	$0.01	$0.04	$0.05	$0.07
Diluted	0.53	0.01	0.04	0.05	0.06
Weighted average common shares outstanding:
Basic	3,440	3,469	3,452	3,500	2,899
Weighted	3,442	3,488	3,481	3,528	3,045

Year-End Balances:
Loans	$552,601	$472,489	$513,761	$486,571	$479,179
Allowance for loan losses	7,120	5,899	8,635	6,232	5,546
Investment securities available for sale	55,901	56,759	52,388	54,273	50,525
Total assets	745,255	678,249	674,754	675,403	694,019
Deposits	616,093	551,536	558,464	556,984	571,248
Other debt	39,190	39,506	39,972	43,486	47,076
Junior subordinated debentures	6,186	6,186	6,186	6,186	6,186
Common equity	52,933	51,623	50,417	49,790	50,557
Stockholders’ equity	77,378	76,023	65,620	64,824	65,420
Book value per common share	15.45	14.83	14.57	14.47	14.43

Average Balances:
Loans	$521,209	$503,362	$499,193	$478,267	$455,247
Earning assets	614,252	582,486	603,182	579,803	578,639
Total assets	674,222	642,353	653,710	633,284	624,476
Deposits	545,896	522,297	530,682	510,741	516,887
Interest-bearing liabilities	511,572	500,895	524,461	507,223	532,278
Common equity	52,134	50,968	51,661	50,441	40,931
Stockholders’ equity	76,535	69,284	66,923	65,387	40,931

%
(in thousands, except per share data)	At and for the year ended December 31,
	2012	2011	2010	2009	2008

Financial Ratios:
Return on average assets	0.45%	0.23%	0.17%	0.19%	0.03%
Return on average equity	3.97%	2.15%	1.66%	1.80%	0.46%
Return on average common equity	3.48%	0.06%	0.24%	0.35%	0.46%
Average equity to average assets	11.35%	10.79%	10.22%	10.32%	6.55%
Net interest margin	3.67%	3.75%	3.39%	2.89%	2.39%
Stockholders’ equity to assets	10.38%	11.21%	9.73%	9.60%	9.43%
Net loan charge-offs to average loans	0.60%	1.85%	1.22%	1.11%	0.85%
Nonperforming loans to total loans	1.27%	2.01%	2.10%	1.69%	1.44%
Nonperforming assets to total assets	0.97%	1.49%	1.81%	1.42%	0.99%

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NICOLET

For the Years Ended December 31, 2012, 2011, and 2010

Critical Accounting Policies

The consolidated financial statements of Nicolet Bankshares, Inc. and its subsidiaries are prepared in conformity with U.S. GAAP and follow general practices within the industry in which it operates. This preparation requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses and income taxes and, therefore, are critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses (the “ALLL”) is a reserve for estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the ALLL. Loans are charged off when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. A provision for loan losses, which is a charge against earnings, is recorded to bring the ALLL to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio. Management’s evaluation process used to determine the appropriateness of the ALLL is subject to the use of estimates, assumptions, and judgment. The evaluation process involves gathering and interpreting many qualitative and quantitative factors which could affect probable credit losses. Because interpretation and analysis involves judgment, current economic or business conditions can change, and future events are inherently difficult to predict, the anticipated amount of estimated loan losses and therefore the appropriateness of the ALLL could change significantly.

The allocation methodology applied by Nicolet is designed to assess the appropriateness of the ALLL and includes allocations for specifically identified impaired loans and loss factor allocations for all remaining loans, with a component primarily based on historical loss rates and a component primarily based on other qualitative factors. The methodology includes evaluation and consideration of several factors, such as, but not limited to, management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and nonaccrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or circumstances underlying the collectability of loans. Because each of the criteria used is subject to change, the allocation of the ALLL is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the loan portfolio. Management believes the ALLL is appropriate. The allowance analysis is reviewed by the board of directors on a quarterly basis in compliance with regulatory requirements. In addition, various regulatory agencies periodically review the ALLL. These agencies may require Nicolet to make additions to the ALLL based on their judgments of collectability based on information available to them at the time of their examination.

Income taxes

The assessment of income tax assets and liabilities involves the use of estimates, assumptions, interpretation, and judgment concerning certain accounting pronouncements and federal and state tax codes. There can be no assurance that future events, such as court decisions or positions of federal and state taxing authorities, will not differ from management’s current assessment, the impact of which could be significant to the consolidated results of operations and reported earnings.

Nicolet files a consolidated federal income tax return and a combined state income tax return (both of which include Nicolet and its wholly owned subsidiaries). Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the companies that incur federal tax liabilities. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through provision for income tax expense. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Nicolet may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Penalties related to unrecognized tax benefits are classified as income tax expense.

Unless noted otherwise, all remaining information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands, except per share data.

The following discussion is Nicolet management’s analysis of the consolidated financial condition and results of operations of Nicolet. It should be read in conjunction with Nicolet’s audited consolidated financial statements as of December 31, 2012 and 2011, and for the three years ended December 31, 2012.

Overview

Nicolet is a bank holding company headquartered in Green Bay, Wisconsin, providing a diversified range of traditional banking and wealth management services to individuals and businesses in its market area through the 11 branch offices of its banking subsidiary, Nicolet National Bank, in Green Bay, De Pere, Appleton, Marinette and Crivitz, Wisconsin and Menominee, Michigan.

Nicolet’s primary revenue sources are net interest income, representing interest income from loans and other interest earning assets such as investments, less interest expense on deposits and other borrowings, and noninterest income, including, among others, trust fees, secondary mortgage income and other fees or revenue from financial services provided to customers or ancillary to loans and deposits. Business volumes and pricing drive revenue potential and tend to be influenced by overall economic factors, including market interest rates, business spending, consumer confidence, economic growth and competitive conditions within the marketplace.

During 2012, the quality of Nicolet’s balance sheet improved. Loan growth was strong (up nearly 17% between December 31, 2012 and 2011), a result of greater line of credit utilization by commercial customers, maintaining selected residential mortgages in the portfolio, and active marketing for new loans in Nicolet’s various markets. Deposit growth was also strong and more granular (up nearly 12% between December 31, 2012 and 2011), with benefits derived from the December 2011 opening of the new Appleton branch and also from growth in a relationship-based checking product introduced in mid-2011. Asset quality measures stabilized in 2012, with nonperforming assets falling below 1% of assets, to 0.97% of assets at December 31, 2012, compared to 1.49% at December 31, 2011, and net charge offs to average loans of 0.60% for 2012 compared to 1.85% for 2011. Finally, on November 28, 2012, Nicolet entered into the merger agreement with Mid-Wisconsin, as described further in this joint proxy statement-prospectus. The merger is expected to be completed in the second quarter of 2013, contingent upon conditions outlined in the merger agreement, including but not limited to regulatory and shareholder approvals of both Nicolet and MWFS. The two companies agreed to merge for strategic reasons beneficial to both, as further described in “Summary—Reasons for the Merger.”

During 2011, Nicolet worked aggressively through its credit quality issues, which resulted in a decrease in problem loans as compared to year end 2010. In line with its growth strategies, Nicolet experienced a full year of contribution from the four Brown County branches purchased in July 2010 and opened a new branch in Appleton, Wisconsin in December 2011. In September 2011, Nicolet redeemed its senior preferred stock under TARP, paying the Treasury $15,712 and accelerating the accretion of the remaining discount of $396, which unfavorably affected 2011 net income available to common shareholders. Such redemption was in connection with Nicolet’s September 2011 participation in the SBLF, whereby Nicolet received $24,400 from Treasury for the issuance of new senior preferred stock.

See “Business of Nicolet — General” on page 88 for additional information.

Performance Summary

Nicolet reported $3,036 in net income for 2012, $1,546 greater than $1,490 for 2011. Net income available to common shareholders for 2012 was $1,816, or $0.53 per diluted common share, compared to net income available to common shareholders of $29, or $0.01 per diluted common share, for 2011. The $1,461 of preferred dividends and discount accretion for 2011 included $396 in accelerated discount accretion resulting from the repayment of the TARP senior preferred stock and higher dividends given the increase in its senior preferred stock from the SBLF, while the entire $1,220 of preferred dividends for 2012 related to the senior preferred stock from the SBLF.

•	Net interest income was $22,265 for 2012, an increase of $818 or 3.8% compared to 2011. The improvement was primarily from lower interest expense due to a better funding mix of lower-costing deposits. On a tax-equivalent basis, the net interest margin for 2012 was 3.67%, down 8 basis points (“bps”) from 3.75% in 2011. The average yield on earning assets was 4.73%, 45 bps lower than 2011, largely impacted by downward pricing pressure on loans and investment securities and a higher proportion of low-earning cash in 2012 versus 2011. The cost of interest-bearing liabilities was 1.27% for 2012, favorably 40 bps lower than 2011, mainly due to the maturity of high-cost brokered deposits.

•	Loans were $552,601 at December 31, 2012, an increase of $80,112, or 17.0%, from December 31, 2011. The increase was due to higher utilization of commercial lines of credit, maintaining selected residential mortgages in the portfolio, and active marketing for new loans in Nicolet’s various markets. Average loans were $521,209 for 2012, 3.5% higher than 2011.

•	Asset quality was stabilizing in 2012. At December 31, 2012, nonperforming assets were $7,219 and represented 0.97% of total assets, compared to $10,117 and 1.49%, respectively, at December 31, 2011. The provision for loan losses was $4,325, exceeding net charge offs of $3,104 for 2012. Comparatively, the 2011 provision for loan losses was $6,600 against $9,336 in net charge offs, primarily due to resolution in early 2011 of issues contemplated on certain impaired loans that were reserved for in late 2010. The allowance as a percentage of loans at December 31, 2012 was 1.29% compared to 1.25% at December 31, 2011 and net charge offs to average loans decreased from 1.9% at December 31, 2011 to 0.6% at December 31, 2012.

•	Total deposits were $616,093 at December 31, 2012, an increase of $64,557 or 11.7%, from December 31, 2011, including full year of growth in a relationship-based checking product introduced in mid-2011 and from the December 2011 opening of the new Appleton branch. Average total deposits for 2012 were $545,896, up 4.5% over 2011.

•	Noninterest income for 2012 was $10,744, up $2,300, or 27.2%, over 2011, led by higher mortgage income (up $1,323 to $3,090 for 2012 as a result of residential refinancing activity that began to surge during the second half of 2011 in response to historically low interest rates remained significant throughout 2012, and aided further by some stabilization in home values in 2012), net gains on sales of assets (at $448 for 2012, compared to a net loss of $55 for 2011), and higher bank owned life insurance (“BOLI”) income (up $138 to $710 for 2012 as a result of new investment during 2012).

•	Noninterest expense for 2012 was $24,063, an increase of $2,620, or 12.2%, over 2011, due primarily to increased personnel-related costs, as well as business development and marketing, data processing and other costs. These expenses were largely impacted by a larger workforce due to the branch addition, 2012 equity award grants and higher incentive compensation given stronger 2012 performance, a trust system conversion, and merger-related costs.

Comparison of 2011 versus 2010

Nicolet reported $1,490 in net income for 2011, $380 greater than $1,110 for 2010. Net income available to common shareholders for 2011 was $29, or $0.01 per diluted common share, compared to net income available to common shareholders of $125, or $0.04 per diluted common share, for 2010. Net income available to common shareholders decreased as a result of a $476 increase in preferred stock dividends to $1,461 due to the increase in senior preferred stock from the SBLF and $396 in accelerated discount accretion resulting from the repayment of the TARP senior preferred stock.

Net Interest Income

Net interest income in the consolidated statements of income (which excludes any taxable equivalent adjustment) was $22,265 in 2012, compared to $21,447 in 2011 and $20,129 in 2010. Taxable equivalent adjustments (adjustments to bring tax-exempt interest to a level that would yield the same after-tax income had that been subject to a 34% tax rate) were $590, $660 and $596 for 2012, 2011 and 2010, respectively, resulting in taxable equivalent net interest income of $22,855 for 2012, $22,107 for 2011 and $20,725 for 2010.

Taxable equivalent net interest income is a non-GAAP measure, but is a preferred industry measurement of net interest income (and its use in calculating a net interest margin) as it enhances the comparability of net interest income arising from taxable and tax-exempt sources.

Net interest income is the primary source of Nicolet’s revenue, and is the difference between interest income on earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Net interest income is directly impacted by the sensitivity of the balance sheet to changes in interest rates and by the amount, mix and composition of interest earning assets and interest-bearing liabilities, including characteristics such as the fixed or variable nature of the financial instruments, contractual maturities, and repricing frequencies.

Tables 1, 2, and 3 present information to facilitate the review and discussion of selected average balance sheet items, taxable equivalent net interest income, interest rate spread and net interest margin.

Table 1: Average Balance Sheet and Net Interest Income Analysis — Taxable-Equivalent Basis
For the Years Ended December 31,
(dollars in thousands)

	Years Ended December 31
	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Earning assets
Loans	$521,209	$27,280	5.17%	$503,362	$28,190	5.54%	$499,193	$29,466	5.84%
Investment securities
Taxable	21,963	625	2.85%	19,242	725	3.77%	20,548	875	4.26%
Tax-exempt	26,396	1,247	4.73%	26,889	1,408	5.24%	27,993	1,459	5.21%
Other interest-earning assets	44,684	233	0.52%	32,993	167	0.51%	55,448	216	0.39%
Total interest-earning assets	614,252	$29,385	4.73%	582,486	$30,490	5.18%	603,182	$32,016	5.25%
Cash and due from banks	15,628			18,785			11,382
Other assets	44,342			41,082			39,146
Total assets	$674,222			$642,353			$653,710
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Savings	$33,046	$151	0.46%	$16,829	$45	0.27%	$12,273	$31	0.25%
Interest-bearing demand	90,666	888	0.98%	63,346	404	0.64%	76,489	360	0.47%
MMA	167,196	780	0.47%	156,471	1,142	0.73%	115,973	1,105	0.95%
Core CD’s and IRA’s	133,814	2,373	1.77%	154,115	2,664	1.73%	140,828	3,225	2.29%
Brokered deposits	40,203	511	1.27%	63,749	2,255	3.54%	127,473	4,633	3.63%
Total interest-bearing deposits	464,925	4,703	1.01%	454,510	6,510	1.43%	473,036	9,354	1.98%
Other interest-bearing liabilities	46,647	1,827	3.85%	46,385	1,873	3.98%	51,425	1,937	3.71%
Total interest-bearing liabilities	511,572	6,530	1.27%	500,895	8,383	1.67%	524,461	11,291	2.15%
Noninterest-bearing demand	80,971			67,787			57,647
Other liabilities	5,145			4,387			4,679
Total equity	76,535			69,284			66,923
Total liabilities and stockholders’ equity	$674,222			$642,353			$653,710
Net interest income and rate spread		$22,855	3.46%		$22,107	3.51%		$20,725	3.11%
Net interest margin			3.67%			3.75%			3.39%

(1)	Nonaccrual loans are included in the daily average loan balances outstanding.

(2)	The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% and adjusted for the disallowance of interest expense.

(3)	Interest income includes loan fees of $128 in 2012, $396 in 2011 and $492 in 2010.

Table 2: Volume/Rate Variance — Taxable-Equivalent Basis

(dollars in thousands)

	2012 Compared to 2011 Increase (decrease) Due to Changes in			2011 Compared to 2010 Increase (decrease) Due to Changes in
	Volume	Rate*	Net(1)	Volume	Rate*	Net(1)
Earning assets
Loans (2)	$974	$(1,884)	$(910)	$236	$(1,512)	$(1,276)
Investment securities
Taxable	66	(166)	(100)	(27)	(123)	(150)
Tax-exempt (2)	(25)	(136)	(161)	(58)	7	(51)
Other interest-earning assets	32	34	66	(66)	17	(49)
Total interest-earning assets	$1,047	$(2,152)	$(1,105)	$85	$(1,611)	$(1,526)

Interest-bearing liabilities
Interest-bearing demand	$61	$45	$106	$(12)	$2	$14
Savings deposits	216	268	484	(69)	113	44
MMA	74	(436)	(362)	332	(295)	37
Core CD’s and IRA’s	(358)	67	(291)	284	(845)	(561)
Brokered deposits	(638)	(1,106)	(1,744)	(2,257)	(121)	(2,378)
Total interest-bearing deposits	(645)	(1,162)	(1,807)	(1,698)	(1,146)	(2,844)
Other interest-bearing liabilities	5	(51)	(46)	(73)	9	(64)
Total interest-bearing liabilities	(640)	(1,213)	(1,853)	(1,771)	(1,137)	(2,908)
Net interest income	$1,687	$(939)	$748	$1,856	$(474)	$1,382

*	Nonaccrual loans are included in the daily average loan balances outstanding.

(1)	The change in interest due to both rate and volume has been allocated in proportion to the relationship of dollar amounts of change in each.

(2)	The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% adjusted for the disallowance of interest expense.

Table 3: Interest Rate Spread, Margin and Average Balance Mix — Taxable-Equivalent Basis
(dollars in thousands)

	Years Ended December 31,
	2012			2011			2010
	Average Balance	% of Earning Assets	Yield/Rate	Average Balance	% of Earning Assets	Yield/Rate	Average Balance	% of Earning Assets	Yield/Rate
Total loans	$521,209	84.9%	5.17%	$503,362	86.4%	5.54%	$499,193	82.8%	5.84%
Securities and other earning assets	93,043	15.1%	2.26%	79,124	13.6%	2.91%	103,989	17.2%	2.45%
Total interest-earning assets	$614,252	100.0%	4.73%	$582,486	100.0%	5.18%	$603,182	100.0%	5.25%

Interest-bearing liabilities	$511,572	83.3%	1.27%	$500,895	86.0%	1.67%	$524,461	86.9%	2.15%
Noninterest-bearing funds, net	102,680	16.7%		81,591	14.0%		78,721	13.1%
Total funds sources	$614,252	100.0%	1.06%	$582,486	100.0%	1.44%	$603,182	100.0%	1.87%
Interest rate spread			3.46%			3.51%			3.11%
Contribution from net free funds			0.21%			0.24%			0.28%
Net interest margin			3.67%			3.75%			3.39%

Comparison of 2012 versus 2011

Taxable-equivalent net interest income was $22,855 for 2012, an increase of $748, or 3.4%, from 2011, predominantly due to $1,853 lower interest expense due to beneficial growth in the mix of lower-costing deposits, offset partly by $1,105 lower interest income, as earning asset yields were down significantly from prior year mainly due to downward pricing pressure on loans and investments and a higher proportion of low-earning cash in 2012 versus 2011.

The taxable-equivalent net interest margin was 3.67% for 2012, down 8 bps from 3.75% in 2011, primarily from a lower interest rate spread as the earning asset yield declined 45 bps from 2011, offset only partly by a 40 bps reduction in the cost of funds.

For 2012 the earning asset yield was 4.73%, 45 bps lower than last year, mainly due to a decline in loan yields (down 37 bps to 5.17%), resulting from continued competitive pricing pressures in the low rate environment and Nicolet lowering or removing floor rates on selected variable rate loans. Since loan yields are generally higher than other interest-earning assets, the decline in the ratio of average loans to interest-earning assets (to 84.9% for 2012 as compared to 86.0% for 2011, despite average loans growing $17,847 or 3.5% over 2011) further depressed the earning asset yield for 2012. All other earning assets combined yielded 2.26% for 2012, down 65 bps from 2011, impacted by reinvestment in the low rate environment (with investment securities combined yielding 75 bps less in 2012 than in 2011) and by a higher proportion of low-earning cash, which comprised 5.2% of average interest-earning assets for 2012 versus 3.3% for 2011.

Nicolet’s cost of funds continued its favorable decline for the third consecutive year. The cost of interest-bearing liabilities was 1.27% for 2012, 40 bps lower than 2011, aided by a number of positive factors. The average cost of interest-bearing deposits for 2012 was 1.01%, down 42 bps versus 2011. This favorable decline was predominantly due to changes in high-cost brokered deposits, costing 1.27% on average for 2012 versus 3.54% for 2011 (from renewals in the lower rate environment), and representing a lower proportion of average interest-bearing deposits (8.6% for 2012 compared to 14.0% for 2011, given maturities exceeding renewals); and due to a lower cost of the remaining interest-bearing customer deposits combined (i.e. savings, interest-bearing demand, money market, and time deposits) falling 10 bps to 0.99% for 2012, led by a lower proportion held in time deposits. The cost of other interest-bearing liabilities (comprised of short- and long-term borrowings) decreased 13 bps to 3.85% for 2012, mainly from the renewal of a matured advance in the lower rate environment.

Average earning assets were $614,252 for 2012, $31,766 higher than 2011, primarily from $17,847 more in average loans and $12,621 more in average interest-bearing cash balances.

Average interest-bearing liabilities were $511,572 for 2012, up $10,677 over 2011. Average brokered deposits declined $23,546 as maturing CDs were not renewed or were renewed on a limited basis at lower rates, while the remaining interest-bearing customer deposits combined grew $33,961, mainly from a full year of growth in a relationship-based checking product introduced in mid-2011 and from the December 2011 opening of a new Appleton branch. Other interest-bearing liabilities were relatively unchanged, up only $262 to $46,647 at December 31, 2012.

Comparison of 2011 versus 2010

Taxable-equivalent net interest income was $22,107 for 2011, an increase of $1,382, or 6.7%, from 2010 predominantly attributable to lower volumes of high-rate brokered deposits (as brokered CDs matured without replacement) and lower rates on customer time deposits (given renewals in the lower rate environment), offset partly by lower rates on loans (given renewals in the lower rate environment and competitive pricing pressures on new loans).

The taxable-equivalent net interest margin was 3.75% for 2011, up from 3.39% for 2010. For 2011, the earning asset yield was 5.18%, 7 bps lower than 2010, affected mainly by a decline in loan yields (down 30 bps to 5.54%), but aided by loans representing a higher percentage of earning assets (to 86.4% for 2011 versus 82.8 % in 2010) since loans yield more than other earning assets. All other earning assets combined yielded 2.91% for 2011, up 46 bps over 2010, given a lower proportion of low-earning cash balances in

2011 versus 2010 from cash being utilized to support the average loan growth and payoff of maturing brokered deposits.

The cost of interest-bearing liabilities of 1.67% for 2011 was 48 bps lower than 2010, aided by a number of positive factors. The average cost of interest-bearing deposits for 2011 was 1.43%, down 55 bps versus 2010. This favorable decline was predominantly due to high-cost brokered deposits (3.54% for 2011 and 3.63% for 2010) representing a lower proportion of average interest-bearing deposits (14% for 2011 compared to 27% for 2010), and the cost of the remaining interest-bearing customer deposits combined (i.e. savings, interest-bearing demand, money market, and time deposits) falling 28 bps to 1.09% for 2011, led by time deposits. The cost of other interest-bearing liabilities (comprised of short- and long-term borrowings) increased 27 bps to 3.98% for 2011, mainly as a result of lower-cost short-term borrowings declining in the mix of funds.

Average earning assets were $582,486 for 2011, $20,696 lower than 2010, primarily from lower interest-bearing cash balances (down nearly $26,000 from 2010), offset partly by higher average loans. Average loans increased $4,169 to $503,362, despite high 2011 charge off levels, with relatively steady growth through the first half but declining sharply in the second half of 2011, mainly from lower commercial line usage and business customers being more cautious about debt levels and economic conditions.

Average interest-bearing liabilities were $500,895 for 2011, down $23,566 from 2010. Average brokered deposits declined $63,724 as maturing CDs were not renewed, while the remaining interest-bearing customer deposits combined grew $45,198, impacted largely from a full year contribution of the deposits acquired in the July 2010 branch acquisition. Other interest-bearing liabilities declined $5,040 to $46,385, mainly in lower-cost short-term funds.

Provision for Loan Losses

The provision for loan losses in 2012 was $4,325, compared to $6,600 for 2011 and $8,500 for 2010. The higher than historical level of provision over the past three years was due primarily to work-outs of problem loans, the levels of loan charge-offs, nonperforming loan trends, depressed collateral values, and uncertain economic conditions. However, with asset quality trends improving, the provision for loan losses has been trending down. Comparatively, the 2011 provision for loan losses was $6,600 against $9,339 in net charge offs, primarily due to the resolution in early 2011 of issues related to certain impaired loans that were reserved for in late 2010. At December 31, 2012, the ALLL was $7,120, compared to $5,899 at December 31, 2011 and $8,635 at December 31, 2010. The ratio of the ALLL to total loans was 1.29%, 1.25%, and 1.68%, at December 31, 2012, 2011, and 2010, respectively. Nonperforming loans at December 31, 2012 declined to $7,026, compared to $9,476 at December 31, 2011 and $10,803 at December 31, 2010, representing 1.3%, 2.0% and 2.1% of total loans, respectively.

The provision for loan losses is predominantly a function of Nicolet’s methodology and judgment as to qualitative and quantitative factors used to determine the adequacy of the ALLL. The adequacy of the ALLL is affected by changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, historical losses and delinquencies in each portfolio segment, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing and future economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses. For additional information regarding asset quality and the ALLL, see “Balance Sheet Analysis — Loans,” and “Balance Sheet Analysis — Impaired Loans and Nonperforming Assets.”

Noninterest Income

Table 4: Noninterest Income
(dollars in thousands)

	Years Ended December 31,			Change From Prior Year
				$ Change	% Change	$ Change	% Change
	2012	2011	2010	2012	2012	2011	2011
Service charges on deposit accounts	$1,159	$1,180	$1,087	$(21)	(1.8%)	$93	8.6%
Trust services fee income	2,975	2,899	2,811	76	2.6	88	3.1
Mortgage income	3,090	1,767	2,619	1,323	74.9	(852)	(32.5)
Brokerage fee income	323	334	291	(11)	(3.3)	43	14.8
Gain(loss) on sale, disposal and writedown of assets, net	448	(55)	(59)	503	914.5	4	6.8
Bank owned life insurance (“BOLI”)	710	572	574	138	24.1	(2)	(0.3)
Rent income	1,003	955	970	48	5.0	(15)	(1.5)
Investment advisory fees	343	330	308	13	3.9	22	7.1
Other	693	462	367	231	50.0	95	25.9
Total noninterest income	$10,744	$8,444	$8,968	$2,300	27.2%	$(524)	(5.8%)

Comparison of 2012 versus 2011

Noninterest income was $10,744 for 2012, up $2,300, or 27.2%, from 2011, led by higher mortgage income, net gains on sales of assets and higher BOLI income.

Service fees on deposit accounts for 2012 were $1,159, down $21, or 1.8%, from 2011. The slight decline in service charges on deposits for 2012 was due mainly to lower non-sufficient funds (“NSF”) fees, which were nearly offset by higher service charges on business and personal accounts.

Trust service fees were $2,975 in 2012, up $76 compared to 2011, primarily from slight market improvements on assets under management, on which fees are based, while brokerage fees were similar to the prior year, down only $11 from 2011.

Mortgage income represents net gains received from the sale of residential real estate loans service-released into the secondary market and to a small degree, some related income. Residential refinancing activity that began to surge during the second half of 2011 in response to historically low interest rates remained significant throughout 2012. As a result, and aided further by some stabilization in home values in 2012, mortgage banking income was $3,090 for 2012, nearly 75% higher than 2011.

Nicolet recognized a $448 net gain on sale, disposal and write down of assets in 2012, consisting mainly of $440 net gains on sales of securities available for sale and $8 net gain on disposal and write down of OREO and other assets. Comparably, the $55 net loss on sale, disposal and write down of assets in 2011 consisted of a $128 other-than-temporary impairment (“OTTI”) charge on a private equity security, and $73 net gains on OREO and other assets sold.

BOLI income increased $138 to $710 in 2012, commensurate with the $3,750 new investment in BOLI added in the first quarter of 2012. Other income increased $231 to $693 in 2012 compared to 2011 largely from ancillary fees tied to deposit-related products, most particularly debit card, check cashing and wire fee income.

Comparison of 2011 versus 2010

Noninterest income was $8,444 for 2011, down $524, or 5.8%, from 2010, led by lower mortgage fee income.

Service fees on deposit accounts for 2011 were $1,180, up $93, or 8.6%, over 2010. The increase in service fees for 2011 was due mainly to higher NSF fees from the larger deposit base carried all year given the four Brown County branches acquired in July 2010.

Trust service fees were $2,899 in 2011, up $88 compared to 2010, primarily from slight market improvements on assets under management, on which fees are based. Brokerage fees were up $43 over 2010, as a result of increased sales and the noted market improvement.

During the second half of 2010, mortgage rates fell to historically low levels, prompting a wave of residential refinancing activity generating $2,619 of mortgage banking income for the year. Mortgage banking income was $1,767 for 2011, reflecting a similar slow first half and stronger second half pattern, but not as dramatic as 2010.

Nicolet recognized a $55 net loss on sale, disposal and write down of assets in 2011 consisting of a $128 OTTI charge on a private equity security, and $73 net gains on OREO and other assets sold. Comparatively 2010 carried a $59 net loss, consisting of an OTTI charge of $428 on the same private equity security, $283 gains on investment sales and $86 net gain on OREO and other assets sold. Other income increased $95 to $462 in 2011 compared to 2010 largely from ancillary fees tied to deposit- related products.

Noninterest Expense

Table 5: Noninterest Expense
(dollars in thousands)

	Years Ended December 31,			Change From Prior Year
				$ Change	% Change	$ Change	% Change
	2012	2011	2010	2012	2012	2011	2011
Salaries and employee benefits	$13,146	$11,334	$10,165	$1,812	16.0%	$1,169	11.5%
Occupancy, equipment and office	4,415	4,409	3,748	6	0.1%	661	17.6%
Business development and marketing	1,649	1,362	1,243	287	21.1%	119	9.6%
Data processing	1,689	1,360	1,293	329	24.2%	67	5.2%
FDIC assessments	566	630	927	(64)	(10.2%)	(297)	(32.0%)
Core deposit intangible amortization	639	741	329	(102)	(13.8%)	412	125.0%
Other	1,959	1,607	1,611	352	21.9%	(4)	(0.2%)
Total noninterest expense	$24,063	$21,443	$19,316	$2,620	12.2%	$2,127	11.0%

Comparison of 2012 versus 2011

Total noninterest expense was $24,063 for 2012, an increase of $2,620, or 12.2%, over 2011 due primarily to increased personnel-related costs, as well as business development and marketing, data processing and other costs. These expenses were largely impacted from a larger workforce and higher incentive compensation between the years, carrying a full year of costs associated with the new Appleton branch (opened in December 2011), a trust system conversion and costs tied to the pending merger with Mid-Wisconsin, which was announced in November 2012.

Salaries and employee benefits increased by $1,812, or 16.0%, over 2011. Base salaries grew $689 (8%) from merit increases between the years and from a larger workforce, with a 5% increase in average full-time equivalent employees to 158 for 2012. Incentive compensation increased $735 over 2011, including costs from equity awards granted in 2012 (as compared to none in 2011) and higher incentive payouts given Nicolet’s stronger 2012 performance. Commensurately, other personnel and fringe costs increased, mainly including higher payroll taxes, health insurance and employer 401k match.

Occupancy, equipment and office was essentially unchanged (up $6, or 0.1%) between 2012 and 2011, despite the full-year costs of the new Appleton branch and a larger workforce, as Nicolet managed these expenses carefully in 2012 following heavier new investment during 2011.

Business development and marketing expense was up $287 over 2011, given the greater focus on growth in loans and deposits, sales seminars and events, higher donations in 2012, and to a smaller degree, due to merger-related costs mainly related to due diligence work and initial communications.

Data processing was up $329 over 2011, primarily due to one-time costs related to the trust system conversion in mid-2012 and slightly higher ongoing costs given greater functionality achieved.

FDIC assessments were $64 lower than 2011, as Nicolet benefited from the full year of the FDIC’s change in the assessment calculation that began in 2011. The core deposit intangible amortization decreased $102 as the amortization method is accelerated in earlier years, resulting in higher initial expense.

Other operating expenses were $1,959 for 2012, an increase of $352, almost exclusively the result of additional consulting and legal expenses related to the pending merger.

Comparison of 2011 versus 2010

Total noninterest expense was $21,443 for 2011, an increase of $2,127, or 11.0%, over 2010 due primarily to increased salaries and employee benefits as well as occupancy costs. These expenses were largely impacted from carrying a full year of costs associated with the four Brown county branches purchased in July 2010, as well as normal merit increases between the years.

Salaries and employee benefits increased by $1,169, or 11.5%, over 2010. As noted above, this increase is largely due to the full year of salary and benefits paid as a result of the 2010 branch acquisition transaction and normal merit increases.

Occupancy, equipment and office increased $661, or 17.6%, over 2010. The increase was mainly the result of increasing rent and depreciation expense related to the larger branch network as well as continued investment in facilities consistent with plans for future growth.

FDIC assessments were $630 for 2011, $297 lower than 2010. Nicolet benefited from the FDIC’s change in assessment calculation effective in 2011.

The core deposit intangible amortization increased $412 from 2010 as a full year impact of the 2010 branch acquisition was realized.

Other operating expenses were $1,607 for 2011, a decrease of $4 over 2010. Nicolet continued to manage its costs commensurate with its operational requirements.

Income Taxes

Income tax expense was $1,529 for 2012, $318 for 2011, and $136 for 2010. The effective tax rates were 33.1%, 17.2% and 10.6% for 2012, 2011 and 2010, respectively, influenced largely by the amount of income before tax and the mix of tax-exempt income each year, and to a smaller degree for 2012, impacted by the non-deductibility of certain merger-related costs. The basic principles for accounting for income taxes require that deferred income taxes be analyzed to determine if a valuation allowance is required. A valuation allowance is required if it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 2011, no valuation allowance was determined to be necessary except for that related to state net operating loss (“NOL”) carry forwards. At December 31, 2011, state tax NOLs at Nicolet of approximately $3,700 existed to offset future taxable income resulting in a deferred tax asset of $200 for which a valuation allowance of $187 was provided as it was not expected to be realized under existing regulations. However, due to a 2012 change in state law which allows for the utilization of parent company state NOLs in full, the prior valuation allowance was reversed in 2012.

BALANCE SHEET ANALYSIS

Loans

Nicolet services a diverse customer base throughout Northeast Wisconsin and in Menominee, Michigan including the following industries: manufacturing, wholesaling, retail, service, and businesses supporting the general building industry. It continues to concentrate its efforts in originating loans in its local markets and assisting its current loan customers. It actively utilizes government loan programs such as those provided by the U.S. Small Business Administration to help customers weather current economic conditions and position their businesses for the future.

Nicolet’s primary lending function is to make commercial loans, consisting of commercial and industrial business loans and owner-occupied commercial real estate loans; commercial real estate (“CRE”) loans, consisting of commercial investment real estate loans and construction and land development loans; residential real estate loans, including residential first mortgages, residential junior mortgages (such as home equity loans and lines), and to a lesser degree residential construction loans; and retail and other loans.

Total loans were $552,601 at December 31, 2012, an increase of $80,112, or 17.0%, compared to $472,489 at December 31, 2011. The increase was due to higher borrower utilization of commercial lines of credit, maintaining selected residential mortgages in the portfolio, and active marketing for new loans in Nicolet’s various markets. Total loans between December 31, 2011 and 2010 were down $41,272, or 8.0%. During 2011, Nicolet actively pursued loan growth ; however, loan balances were affected by reduced borrower demand and economic contraction, particularly during the second half of 2011, with lower utilization of commercial lines of credit accounting for 80% of the decline between year ends 2011 and 2010.

Table 6: Loan Composition
As of December 31,
(dollars in thousands)

	2012		2011		2010		2009		2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial & industrial	$197,516	35.7%	$154,011	32.6%	$170,919	33.3%	$146,121	30.0%	$162,216	33.8%
Owner-occupied CRE	118,242	21.4	111,179	23.5	123,122	24.0	142,621	29.3	139,710	29.2
Total commercial loans	315,758	57.1	265,190	56.1	294,041	57.3	288,742	59.3	301,926	63.0
CRE investment	76,618	13.9	66,577	14.1	63,839	12.4	37,908	7.8	41,393	8.6
Construction & land development	21,791	3.9	24,774	5.2	31,464	6.1	40,619	8.3	29,729	6.2
Total CRE loans	98,409	17.8	91,351	19.3	95,303	18.5	78,527	16.1	71,122	14.8
Residential construction	7,957	1.4	9,363	2.0	8,893	1.7	12,940	2.7	14,279	3.0
Residential first mortgage	85,588	15.5	56,392	11.9	56,533	11.0	47,352	9.7	38,881	8.1
Residential junior mortgage	39,352	7.1	42,699	9.0	46,621	9.1	47,020	9.7	46,945	9.8
Total residential real estate loans	132,897	24.0	108,455	22.9	112,047	21.8	107,312	22.1	100,105	20.9
Retail & other	5,537	1.1	7,494	1.7	12,370	2.4	11,990	2.5	6,026	1.3
Total loans	$552,601	100.0%	$472,489	100.0%	$513,761	100.0%	$486,571	100.0%	$479,179	100.0%

Total commercial and CRE loans combined were 74.9% of the total loan portfolio at December 31, 2012, and 75.4% at December 31, 2011. Such loans are considered to have more inherent risk of default than residential mortgage or retail loans, in part because the commercial balance per borrower is typically larger than that for residential and mortgage loans, implying higher potential losses on an individual customer basis.

Commercial and industrial loans, consisting primarily of commercial loans to small businesses and, to a lesser degree, to municipalities, were $197,516 at December 31, 2012, up $43,505, or 28.2%, since year end 2011, and comprised 35.7% of total loans. The increase in these commercial loan segments since 2011 was primarily due to renewed loan demand from business borrowers based on cautious optimism for improving economic conditions and higher line of credit utilization. Over the past three years, commercial and industrial loans have represented approximately one-third of the total loan portfolio. Owner-occupied CRE loans primarily consist of loans secured by business real estate that is occupied by borrowers that also have commercial and industrial loans. Owner-occupied CRE loans were $118,242 at December 31, 2012, up $7,063, or 6.4%, since year end 2011, and comprised 21.4% of total loans. Both of these loan segments include a diverse range of industries. The credit risk related to commercial and industrial loans and owner-occupied CRE loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations, or on the value of underlying collateral, if any.

CRE investment loans totaled $76,618 at December 31, 2012, up $10,041, or 15.1%, from December 31, 2011, and comprised 13.9% of total loans, similar to 14.1% at the end of 2011. The CRE investment loan classification primarily includes commercial-based mortgage loans that are secured by non-owner occupied, nonfarm/nonresidential real estate properties, and multi-family residential properties.

Construction and land development loans totaled $21,791 at December 31, 2012, down $2,983, or 12.0%, from December 31, 2011, and comprised 3.9% of total loans, down from 5.2% at the end of 2011. Loans in this classification provide financing for the development of commercial income properties, multi-family residential development, and land designated for future development. Nicolet controls the credit risk on these types of loans by making loans in familiar markets, reviewing the merits of individual projects, controlling loan structure, and monitoring the progress of projects through the analysis of construction advances. The decrease in this segment is primarily due to charge-offs and pay downs as Nicolet has limited new lending to reduce its credit exposure. Since 2010, lending in this segment has been focused on loans that are secured by commercial income-producing properties as opposed to speculative real estate development. Credit risk is managed by employing sound underwriting guidelines, lending primarily to borrowers in local markets, periodically evaluating the underlying collateral, and formally reviewing the borrower’s financial soundness and relationships on an ongoing basis.

Residential construction loans totaled $7,957 at the end of 2012, down $1,406, or 15.0%, from the prior year end, and comprised 1.4% and 2.0% of total loans at year end 2012 and 2011, respectively.

Residential first mortgage real estate loans grew $29,196, or 51.8% to $85,588 at December 31, 2012, representing 15.5% and 11.9% of the total loan portfolio at the end of 2012 and 2011, respectively. Residential first mortgage loans include conventional first-lien home mortgages and exclude loans held for sale in the secondary market. In 2012, Nicolet retained specific high quality residential mortgages, in part as an alternative to investing in greater volumes of mortgage-backed securities. Residential junior mortgage real estate loans declined $3,347, or 7.8%, to $39,352, representing 7.1% and 9.0% of the total loan portfolio at the end of 2012 and 2011, respectively. Residential junior mortgage real estate loans consist of home equity lines and term loans secured by junior mortgage liens. While Nicolet has not experienced significant losses in the residential real estate category, if declines in market values that have occurred in the residential real estate markets worsen, particularly in Nicolet’s market area, the value of collateral securing its real estate loans could decline further, which could cause an increase in the provision for loan losses. In light of the uncertainty that exists in the economy and credit markets, there can be no guarantee that Nicolet will not experience additional deterioration resulting from a downturn in credit performance by its residential real estate loan customers. As part of its management of originating residential mortgage loans, the vast majority of Nicolet’s long-term, fixed-rate residential real estate mortgage loans are sold in the secondary market without retaining the servicing rights. At December 31, 2012, $7,323 of residential mortgages were held for resale to the secondary market, compared to $11,373 at December 31, 2011.

Retail and other loans totaled $5,537 at December 31, 2012, down $1,957, or 26.1%, compared to 2011, and represented 1.1% and 1.7% of the 2012 and 2011 year end loan portfolio, respectively. Loans in this classification include predominantly short-term and other personal installment loans not secured by real estate. The decline in retail and other loans is largely a result of consumers preferring home equity-based loans over consumer installment loans, as well as the uncertain and difficult economic conditions reducing consumer demand for leverage in general. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers, monitoring payment histories, and taking appropriate collateral and guaranty positions.

Factors that are important to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early problem loan identification and remedial action to minimize losses, an adequate ALLL, and sound nonaccrual and charge-off policies. An active credit risk management process is used for commercial loans to further ensure that sound and consistent credit decisions are made. The credit management process is regularly reviewed and the process has been modified over the past several years to further strengthen the controls.

The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to multiple numbers of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2012, no significant industry concentrations existed in Nicolet’s portfolio in excess of 25% of total loans. Nicolet has also developed guidelines to manage its exposure to various types of concentration risks.

The following table presents the maturity distribution of the loan portfolio at December 31, 2012:

Table 7: Loan Maturity Distribution
(dollars in thousands)

	Loan Maturity
	One Year or Less	Over One Year to Five Years	Over Five Years	Totals
Commercial & industrial	$96,862	$91,931	$8,723	$197,516
Owner-occupied CRE	37,140	68,495	12,607	118,242
CRE investment	14,545	49,710	12,363	76,618
Construction & land development	15,099	6,644	48	21,791
Residential construction	7,957	—	—	7,957
Residential first mortgage	9,970	19,775	55,843	85,588
Residential junior mortgage	3,072	21,302	14,978	39,352
Retail & other	3,476	1,916	145	5,537
Total loans	$188,121	$259,773	$104,707	$552,601
Percent by maturity distribution	34.0%	47.0%	19.0%	100.0%

Allowance for Loan and Lease Losses

Credit risks within the loan portfolio are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and minimization of loan losses.

The ALLL is established through a provision for loan losses charged to expense to appropriately provide for potential credit losses in the existing loan portfolio. Loans are charged against the ALLL when management believes that the collection of principal is unlikely. The level of the ALLL represents management’s estimate of an amount of reserves that provides for estimated probable credit losses in the loan portfolio at the balance sheet date. To assess the ALLL, an allocation methodology is applied by Nicolet which focuses on evaluation of qualitative and environmental factors, including but not limited to: (i) evaluation of facts and issues related to specific loans; (ii) management’s ongoing review and grading of the loan portfolio; (iii) consideration of historical loan loss and delinquency experience on each portfolio segment; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various loan segments; (vi) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing and forecasted economic conditions; (ix) the fair value of underlying collateral; and (x) other qualitative and quantitative factors which could affect potential credit losses. Nicolet’s methodology reflects guidance by regulatory agencies to all financial institutions.

At December 31, 2012, the ALLL was $7,120, compared to $5,899 at December 31, 2011 and $8,635 at December 31, 2010. The ALLL as a percentage of total loans was 1.29%, 1.25% and 1.68% at December 31, 2012, 2011 and 2010, respectively. The 2012 provision for loan losses was $4,325, compared to $6,600 for 2011and $8,500 for 2010. Gross charge-offs were $3,507 for 2012, $9,401 for 2011, and $6,292 for 2010, while recoveries for the corresponding periods were $403, $65, and $195, respectively. As a result, net charge-offs for 2012 were $3,104, or 0.6% of average loans, compared to $9,336, or 1.9% of average loans, for 2011 and $6,097, or 1.2% of average loans, for 2010. The $6,232 decline in net charge-offs between 2012 and 2011 was primarily due to $4,530 lower net charge offs in construction and land development (mainly tied to 3 large credit relationships) and $2,258 lower net charge offs in commercial & industrial loans (mainly tied to 2 large credit relationships), offset by a $900 increase in owner-occupied CRE net charge-offs. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses. The level of the provision for loan losses is directly correlated to the assessment of the adequacy of the allowance, including, but not limited to, consideration of the amount of net charge-offs, loan growth, levels of nonperforming loans, and trends in the risk profile of the loan portfolio.

Nonperforming loans were $7,026, $9,476 and $10,803 for December 31, 2012, 2011 and 2010, respectively, exhibiting an improving trend. The ALLL was 101.3%, 62.3% and 79.9% of nonperforming loans at December 31, 2012, 2011 and 2010, respectively. Issues impacting asset quality over the past few years have included historically depressed economic factors, such as weakened commercial and residential real estate markets, volatile energy prices, heightened unemployment, and depressed consumer confidence, leading to long resolution periods at low returns. Declining collateral values significantly contributed to elevated levels of nonperforming loans, net charge-offs, and ALLL. Nicolet pursued rigorous workout and resolution plans on problem credits, and implemented enhanced underwriting and credit monitoring, particularly in 2010 and 2011. As a result, asset quality stabilized during 2012.

Nicolet’s management allocates the ALLL by pools of risk within each loan portfolio segment. The allocation methodology consists of the following components. First, a specific reserve for the estimated collateral shortfall is established for all loans determined to be impaired. The specific reserve in the ALLL is equal to the aggregate collateral shortfall calculated from the impairment analysis. Loans measured for impairment include nonaccrual loans, troubled debt-restructurings (“restructured loans”), or other loans determined to be impaired by management. Second, Nicolet’s management allocates ALLL with historical loss rates by loan segment. The loss factors applied in the methodology are periodically re-evaluated and adjusted to reflect changes in historical loss levels on an annual basis. Lastly, management allocates ALLL to the remaining loan portfolio using the qualitative factors mentioned above. Consideration is given to those current qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the historical loss experience of each loan segment.

The largest portion of the ALLL at year end 2012 was $2,580, allocated to construction and land development loans representing 36.2% of the ALLL at year end 2012 (compared to 34.5% at year end 2011), and commensurate with nonaccrual construction and land development loans representing 36.4% of total nonperforming loans (compared to 35.5% at year end 2011). The ALLL allocated to commercial and industrial loans was $1,969 at year end 2012 (an increase of $5 from year end 2011), and represented 27.7% of the ALLL, down from 33.3% at year end 2011, given the lower levels of net charge offs and nonaccruals in this loan category as compared to 2011. ALLL allocated to owner-occupied CRE increased $722, to $1,069 at December 31, 2012 (representing 15.0% of the ALLL), from $347 at December 31, 2011 (5.9% of the ALLL). The increased allocation is due to growing risks in this category, evidenced by higher net charge offs ($1,028 for 2012 versus $425 for 2011) and a rise in owner-occupied CRE nonaccruals (to $1,960 or 27.9% of total nonperforming loans, as compared to $934 or 9.9%, respectively, at December 31, 2011). The remaining allocations of the ALLL to other loan segments are relatively small and did not change appreciably between year end 2012 and 2011.

Management performs ongoing intensive analyses of its loan portfolio to allow for early identification of customers experiencing financial difficulties, maintains prudent underwriting standards, understands the economy in its markets, and considers the trend of deterioration in loan quality in establishing the level of the ALLL.

Consolidated net income and stockholders’ equity could be affected if Nicolet’s management’s estimate of the ALLL necessary to cover expected losses is subsequently materially different, requiring a change in the level of provision for loan losses to be recorded. While management uses currently available information to recognize losses on loans, future adjustments to the ALLL may be necessary based on newly received appraisals, updated commercial customer financial statements, rapidly deteriorating customer cash flow, and changes in economic conditions that affect Nicolet’s customers. As an integral part of their examination process, federal regulatory agencies also review the ALLL. Such agencies may require additions to the ALLL or may require that certain loan balances be charged-off or downgraded into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examination.

Table 8: Loan Loss Experience
For the Years Ended December 31,
(dollars in thousands)

	2012	2011	2010	2009	2008
Allowance for loan losses (ALLL):
Beginning balance	$5,899	$8,635	$6,232	$5,546	$5,383
Loans charged off:
Commercial & industrial	295	2,553	1,217	1,694	3,018
Owner-occupied CRE	1,328	428	292	418	572
CRE investment	305	181	53	478	—
Construction & land development	713	5,243	4,335	300	108
Residential construction	396	42	—	500	68
Residential first mortgage	265	488	167	397	56
Residential junior mortgage	166	459	136	811	347
Retail & other	39	7	92	829	16
Total loans charged off	3,507	9,401	6,292	5,427	4,185
Recoveries of loans previously charged off:
Commercial & industrial	36	23	116	7	67
Owner-occupied CRE	300	3	5	23	27
CRE investment	27	—	33	76	211
Construction & land development	22	28	—	—	8
Residential construction	—	—	—	—	1
Residential first mortgage	11	10	40	7	—
Residential junior mortgage	6	1	—	—	2
Retail & other	1	—	1	—	4
Total recoveries	403	65	195	113	320
Total net charge offs	3,104	9,336	6,097	5,314	3,865
Provision for loan losses	4,325	6,600	8,500	6,000	4,028
Ending balance of ALLL	$7,120	$5,899	$8,635	$6,232	$5,546
Ratios at the end of year:
ALLL to total loans	1.29%	1.25%	1.68%	1.28%	1.16%
ALLL to net charge offs	229.38%	63.2%	141.6%	117.3%	143.5%
Net charge offs to average loans	0.60%	1.9%	1.2%	1.1%	.8%
Net loan charge-offs:
Commercial & industrial	$259	$2,530	$1,101	$1,687	$2,951
Owner-occupied CRE	1,028	425	287	395	545
CRE investment	278	181	20	402	(211)
Construction & land development	691	5,215	4,335	300	100
Residential construction	396	42	—	500	67
Residential first mortgage	254	478	127	390	56
Residential junior mortgage	160	458	136	811	345
Retail & other	38	7	91	829	12
Total net charge offs	$3,104	$9,336	$6,097	$5,314	$3,865

The allocation of the ALLL for each of the past five years is based on Nicolet’s estimate of loss exposure by category of loans is shown in Table 9.

Table 9: Allocation of the Allowance for Loan Losses
As of December 31,
(dollars in thousands)

	2012	% of Loan Type to Total Loans	2011	% of Loan Type to Total Loans	2010*	% of Loan Type to Total Loans	2009*	% of Loan Type to Total Loans	2008*	% of Loan Type to Total Loans
ALLL allocation
Commercial & industrial	$1,969	35.7%	$1,965	32.6%	$4,572	33.3%	$2,849	30.0%	$4,448	33.8%
Owner-occupied CRE*	1,069	21.4%	347	23.5%	556	24.0%	799	29.3%	—	29.2%
CRE investment	337	13.9%	393	14.1%	209	12.4%	237	7.8%	599	8.6%
Construction & land development	2,580	3.9%	2,035	5.2%	2,165	6.1%	1,404	8.3%	211	6.2%
Residential construction*	137	1.4%	311	2.0%	285	1.7%	187	2.7%	—	3.0%
Residential first mortgage	685	15.5%	405	11.9%	304	11.0%	343	9.7%	102	8.1%
Residential junior mortgage*	312	7.1%	419	9.1%	482	9.1%	389	9.7%	—	9.8%
Retail & other	31	1.1%	24	1.6%	62	2.4%	24	2.5%	186	1.3%
Total ALLL	$7,120	100.0%	$5,899	100.0%	$8,635	100.0%	$6,232	100.0%	$5,546	100.0%
ALLL category as a percent of total ALLL:
Commercial & industrial	27.7%		33.3%		53.0%		45.8%		80.2%
Owner-occupied CRE	15.0%		5.9%		6.4%		12.8%		—
CRE investment	4.7%		6.6%		2.4%		3.8%		10.8%
Construction & land development	36.2%		34.5%		25.1%		22.5%		3.8%
Residential construction	1.9%		5.3%		3.3%		3.0%		—
Residential first mortgage	9.6%		6.9%		3.5%		5.5%		1.8%
Residential junior mortgage	4.4%		7.1%		5.6%		6.2%		—
Retail & other	0.5%		0.4%		0.7%		0.4%		3.4%
Total ALLL	100.0%		100.0%		100.0%		100.0%		100.0%

*	The allocation of the ALLL is calculated using the categories indicated in Table 9 starting in 2011. The amounts for 2010 and 2009 were “recast” using these categories for purposes of comparability. Data was unavailable to calculate the categorical information for 2008. Owner-occupied CRE balances were included in total CRE investment, residential construction was included in total construction & land development, and residential junior mortgage was included with total retail and other.

Impaired Loans and Nonperforming Assets

As part of its overall credit risk management process, Nicolet’s management has been committed to an aggressive problem loan identification philosophy. This philosophy has been implemented through the ongoing monitoring and review of all pools of risk in the loan portfolio to ensure that problem loans are identified early and the risk of loss is minimized.

Nonperforming loans are considered one indicator of potential future loan losses. Nonperforming loans are defined as nonaccrual loans, including those defined as impaired under current accounting standards, and loans 90 days or more past due but still accruing interest. Loans measured for impairment include nonaccrual loans, troubled debt-restructurings (“restructured loans”), or other loans determined to be impaired by management. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash after a determination has been made that the principal balance of the loan is collectible. If collectability of the principal is in doubt, payments received are applied to loan principal.

Nonperforming loans were $7,026, $9,476, and $10,803 at December 31, 2012, 2011, and 2010, respectively, reflecting the impact of the difficult economy on Nicolet’s borrowers, but exhibiting an improving trend given Nicolet’s aggressive workout efforts over the past three years. Total nonperforming loans at December 31, 2012 were down $2,450 since year end 2011, with improvements in commercial and industrial, CRE investment, construction and land development, and residential construction, offset partly by increases in nonaccruals of owner-occupied CRE, residential first mortgage and retail and other loan categories. Between year-end 2011 and 2010, total nonperforming loans were down $1,327, with commercial and industrial down $1,866, but CRE investment up $586 and residential first and junior mortgage nonaccruals combined up $479 as these real estate segments continued to exhibit signs of stress.

The level of potential problem loans is another predominant factor in determining the relative level of risk in the loan portfolio and in determining the adequacy of the ALLL. Potential problem loans are generally defined by management to include loans rated as Substandard by management but that are in performing status; however, there are circumstances present which might adversely affect the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that Nicolet expects losses to occur, but that management recognizes a higher degree of risk associated with these loans. The loans that have been reported as potential problem loans are predominantly commercial loans covering a diverse range of businesses and real estate property types. Potential problem loans totaled $11,593, $23,232, and $31,217 at December 31, 2012, 2011 and 2010, respectively, exhibiting an improving trend. As a percent of total loans, potential problem loans represented 2.2%, 4.9% and 6.1%, at December 31, 2012, 2011 and 2010, respectively. Potential problem loans require a heightened management review of the pace at which a credit may deteriorate, the duration of asset quality stress, and uncertainty around the magnitude and scope of economic stress that may be felt by Nicolet’s customers and on underlying real estate values.

OREO decreased to $193 at December 31, 2012, compared to $641 at December 31, 2011, and $1,443 at December 31, 2010. The decreases in OREO during 2012 and 2011 were primarily attributable to sales of properties held. Nicolet’s management actively seeks to ensure properties held are monitored to minimize Nicolet’s risk of loss. Evaluations of the fair market value of the OREO properties are done quarterly and valuation adjustments, if necessary, are recorded in Nicolet’s consolidated financial statements.

Table 10: Nonperforming Assets
As of December 31,
(dollars in thousands)

	2012	2011	2010	2009	2008
Nonaccrual loans considered impaired:
Commercial & industrial	$784	$1,849	$3,715	$1,676	$422
Owner-occupied CRE	1,960	934	1,092	1,449	—
CRE investment	—	716	130	500	1,216
Construction & land development	2,560	3,367	3,331	2,378	4,729
Residential construction	—	1,480	1,380	1,748	—
Residential first mortgage	1,580	1,129	595	461	200
Residential junior mortgage	—	—	55	—	220
Retail & other	142	1	5	—	104
Total nonaccrual loans considered impaired	7,026	9,476	10,303	8,212	6,891
Impaired loans still accruing interest	—	—	—	—	—
Accruing loans past due 90 days or more	—	—	500	—	—
Total nonperforming loans	$7,026	$9,476	$10,803	$8,212	$6,891
OREO	193	641	1,443	1,370	9
Total nonperforming assets	$7,219	$10,117	$12,246	$9,582	$6,900
Total restructured loans accruing	—	—	—	—	—
Ratios
Nonperforming loans to total loans	1.3%	2.0%	2.1%	1.7%	1.4%
Nonperforming loans to total loans plus OREO	1.3%	2.0%	2.1%	1.7%	1.4%
Nonperforming loans to total assets	0.9%	1.4%	1.6%	1.2%	1.0%
ALLL to nonperforming loans	101.3%	62.3%	79.9%	75.9%	80.5%
ALLL to total loans at end of year	1.3%	1.2%	1.7%	1.3%	1.2%
Nonperforming assets by type:
Commercial & industrial	$784	$1,745	$4,215	$1,676	$422
Owner-occupied CRE	1,960	934	1,092	1,449	—
CRE investment	—	716	130	500	1,216
Construction & land development	2,560	3,367	3,331	2,378	4,729
Residential construction	—	1,480	1,380	1,748	—
Residential first mortgage	1,580	1,129	595	461	200
Residential junior mortgage	—	105	55	—	220
Retail & other	142	—	5	—	104
Total nonperforming loans	$7,026	$9,476	$10,803	$8,212	$6,891
Commercial real estate owned	$71	$566	$1,368	$1,255	$9
Residential real estate owned	122	75	75	115	—
Total other real estate owned	$193	$641	$1,443	$1,370	$9
Total nonperforming assets	$7,219	$10,117	$12,246	$9,582	$6,900

The following tables shows the approximate gross interest that would have been recorded if the loans accounted for on nonaccrual basis and restructured loans for the years ended as indicated had performed in accordance with their original terms, in contrast to the amount of interest income that was included in interest income for the period.

Table 11: Foregone Loan Interest
For the Years Ended December 31,
(dollars in thousands)

	2012	2011	2010
Interest income in accordance with original terms	$1,008	$1,390	$1,004
Interest income recognized	(236)	(220)	(415)
Reduction in interest income	$772	$1,170	$589

Investment Securities Portfolio

The investment securities portfolio is intended to provide Nicolet National Bank with adequate liquidity, flexible asset/liability management and a source of stable income. The portfolio is structured with minimal credit exposure to Nicolet. All securities are classified as available-for-sale and are carried at fair value.

Table 12: Investment Securities Portfolio
As of December 31,
(dollars in thousands)

	2012			2011			2010
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
State, county and municipals	$31,642	$32,687	58%	$30,130	$31,848	56%	$29,897	$31,109	59%
Mortgage-backed securities	19,876	20,668	37%	17,450	18,484	33%	16,852	17,407	33%
U.S. Government sponsored enterprises	—	—	—%	4,995	5,020	9%	2,502	2,499	5%
Equity securities	1,624	2,546	5%	1,624	1,407	2%	1,624	1,373	3%
Total	$53,142	$55,901	100%	$54,199	$56,759	100%	$50,875	$52,388	100%

At December 31, 2012, the total carrying value of investment securities was $55,901, down slightly from $56,759 at December 31, 2011 and represented 7.5% and 8.4% of total assets at December 31, 2012 and 2011, respectively. Primarily due to weak investment returns, in 2012, Nicolet retained specific high quality residential mortgages, and excess liquidity was held in low rate cash accounts rather than committing funds to longer term investments in this low rate environment.

At December 31, 2012, the securities portfolio did not contain securities of any single issuer that were payable from and secured by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 10% of shareholders’ equity.

In addition to securities available-for-sale, Nicolet had other investments of $5,221 and $5,211 at December 31, 2012 and 2011, respectively, consisting of capital stock in the Federal Reserve and the FHLB (required as members of the Federal Reserve Bank System and the Federal Home Loan Bank System), as well as equity investments in other private companies. The FHLB and Federal Reserve investments are “restricted” in that they can only be sold back to the respective institutions or another member institution at par, and are thus, not liquid, have no ready market or quoted market value, and are carried at cost. The investments in private companies have no quoted market prices, and are carried at cost less OTTI charges, if any. Nicolet’s management evaluates all these other investments periodically for impairment, considering financial condition and other available relevant information. There were no OTTI charges recorded in 2012, however, OTTI charges recorded in 2011 and 2010 related to one private equity security classified in other investments and were $128 and $428, respectively.

Table 13: Investment Securities Portfolio Maturity Distribution
As of December 31, 2012
(dollars in thousands)

	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Mortgage- related and Equity Securities		Total Amortized Cost		Total Fair Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
State and county municipals	$4,330	5.7%	$20,532	4.1%	$6,405	2.8%	$375	1.0%	$—	—%	$31,642	4.0%	$32,687
Mortgage-backed securities	—	—	—	—	—	—	—	—	19,876	2.8	19,876	2.8%	20,668
Equity securities	—	—	—	—	—	—	—	—	1,624	—	1,624	—	2,546
Total amortized cost	$4,330	5.7%	$20,532	4.1%	$6,405	2.8%	$375	1.0%	$21,500	2.8%	$53,142	3.5%	$55,901
Total fair value and carrying value	$4,429		$21,404		$6,479		$375		$23,214				$55,901

(1)	The yield on tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% adjusted for the disallowance of interest expense.

Deposits

Deposits represent Nicolet’s largest source of funds. Nicolet competes with other bank and nonbank institutions for deposits, as well as with a growing number of non-deposit investment alternatives available to depositors, such as mutual funds, money market funds, annuities, and other brokerage investment products. Challenges to deposit growth include price changes on deposit products given movements in the rate environment and other competitive pricing pressures, and customer preferences regarding higher-costing deposit products or non-deposit investment alternatives.

Table 14: Deposits
At December 31,
(dollars in thousands)

	2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Demand	$108,234	17.6%	$78,154	14.2%	$68,202	12.2%
Money market and NOW accounts	322,507	52.3%	270,739	49.1%	213,044	38.2%
Savings	46,907	7.6%	21,781	3.9%	13,600	2.4%
Time	138,445	22.5%	180,862	32.8%	263,618	47.2%
Total	$616,093	100.0%	$551,536	100.0%	$558,464	100.0%

Total deposits were $616,093 at December 31, 2012, up $64,557 from December 31, 2011. Brokered deposits declined $5,969 since year end 2011, as maturing brokered CDs exceeded renewals due to strong customer deposit growth during 2012. On average for the year, total deposits were $545,896, an increase of $23,599 over 2011, with customer deposit growth more than exceeding the decline in average brokered deposits (down $23,546 on average between 2012 and 2011). The mix of average deposits was impacted by a continued shift in customer preferences, predominantly away from time deposits.

At December 31, 2011, total deposits were $551,536, down $6,928 from year-end 2010. Consistent with Nicolet’s funding strategy, Nicolet continued to reduce brokered deposits during 2011. Total brokered deposits (included in time deposits in Table 14) declined from $86,063 at December 31, 2010 to $38,609 at December 31, 2011, or 56%, as Nicolet did not renew maturing brokered CDs largely in response to deposit growth initiatives, new product offerings and deposit features. Excluding brokered deposits, deposits were $512,927, up $40,526 over year-end 2010. On average, deposits were $522,297 for 2011, down $8,385, or 1.6%, from the average for 2010. The mix of average deposits was also impacted by the shift in customer preferences, predominantly away from time deposits.

Table 15: Average Deposits
For the Years Ended December 31,
(dollars in thousands)

	2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Demand	$80,971	14.8%	$67,787	13.0%	$57,647	10.9%
Money market and NOW accounts	257,862	47.2%	219,817	42.1%	192,462	36.3%
Savings	33,046	6.1%	16,829	3.2%	12,273	2.3%
Time	174,017	31.9%	217,864	41.7%	268,301	50.5%
Total	$545,896	100.0%	$522,297	100.0%	$530,683	100.0%

Table 16: Maturity Distribution of Certificates of Deposit of $100,000 or More
As of the Years Ended December 31,
(dollars in thousands)

	2012	2011
3 months or less	$17,385	$36,871
Over 3 months through 6 months	5,798	8,361
Over 6 months through 12 months	10,728	25,645
Over 12 months	34,552	22,213
Total	$68,463	$93,090

Other Funding Sources

Other funding sources, which include short-term and long-term borrowings, were $45,376 and $45,691 at December 31, 2012 and 2011, respectively. Short-term borrowings, consisting mainly of customer repurchase agreements, totaled $4,035 at December 31, 2012 and $4,132 at December 31, 2011. Long-term borrowings include a joint venture note and FHLB advances, totaling $35,155 at December 31, 2012, down $219 from December 31, 2011 attributable to scheduled principal payments on the joint venture note payable. Also included in long-term borrowings are the junior subordinated debentures of $6,186 issued in July 2004 in connection with the $6,000 of trust preferred securities issued by Nicolet Bankshares Statutory Trust I (the “Statutory Trust”), bearing an 8% fixed rate. Nicolet has the right to redeem the debentures purchased by the Statutory Trust, in whole or in part, on or after July 15, 2009. If the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. The maturity date of the debenture, if not redeemed, is July 15, 2034. Further discussion on the junior subordinated debentures is included in Note 8, “Junior Subordinated Debentures” of the Notes to Consolidated Financial Statements for December 31, 2012, and further discussion of the terms of the joint venture note is included in Note 7, “Notes Payable” of the Notes to Consolidated Financial Statements for December 31, 2012.

Off-Balance Sheet Obligations

As of December 31, 2012 and 2011, Nicolet had the following commitments that did not appear on its balance sheet:

Table 17: Commitments
At December 31,
(dollars in thousands)

	2012	2011
Commitments to extend credit — Fixed and variable rate	$178,676	$158,261
Standby and irrevocable letters of credit-fixed rate	4,050	6,631

Further discussion of these commitments is included in Note 13, “Commitments and Contingencies” of the Notes to Consolidated Financial Statements.

Contractual Obligations

Nicolet is party to various contractual obligations requiring the use of funds as part of its normal operations. The table below outlines principal amounts and timing of these obligations, excluding amounts due for interest, if applicable. Most of these obligations are routinely refinanced into similar replacement obligations. However, renewal of these obligations is dependent on its ability to offer competitive interest rates, liquidity needs, or availability of collateral for pledging purposes supporting the long-term advances.

Table 18: Contractual Obligations
As of December 31, 2012
(dollars in thousands)

	Maturity by Years
	Total	1 or less	1-3	3-5	Over 5
Junior Subordinated debentures	$6,186	$—	$—	$—	$6,186
Joint venture note	10,155	233	9,922	—	—
FHLB borrowings	25,000	10,000	15,000	—	—
Total long-term borrowing obligations	$41,341	$10,233	$24,922	$—	$6,186

At the completion of the construction of Nicolet’s headquarters building in 2005 and as part of a joint venture investment related to the building, Nicolet and the other joint venture partners guaranteed a joint venture note to finance certain costs of the building. This note is secured by the building, bears a fixed rate of 5.81% and requires monthly principal and interest payments until its maturity on June 1, 2016. The balance of this joint venture note was $10,155 and $10,374 as of December 31, 2012 and 2011, respectively.

Liquidity and Interest Rate Sensitivity

Liquidity management refers to the ability to ensure that cash is available in a timely and cost-effective manner to meet cash flow requirements of depositors and borrowers and to meet other commitments as they fall due, including the ability to pay dividends to shareholders, service debt, invest in subsidiaries, repurchase common stock, and satisfy other operating requirements.

Funds are available from a number of basic banking activity sources including the core deposit base, the repayment and maturity of loans, investment securities sales, and sales of brokered deposits. All investment securities are classified as available-for-sale and are reported at fair value on the consolidated balance sheet. Approximately $7,200 of the $55,901 investment securities portfolio on hand at December 31, 2012 was pledged to secure public deposits, short-term borrowings, and repurchase agreements and for other purposes as required by law. Other funding sources available include short-term borrowings, federal funds purchased, and long-term borrowings.

Cash and cash equivalents at December 31, 2012 and 2011 were approximately $82,000 and $92,100, respectively. The increased cash and cash equivalents when compared to historical levels was predominantly due to strong customer deposit growth outpacing the loan demand. Nicolet’s liquidity resources were sufficient as of December 31, 2012 to fund loans and to meet other cash needs as necessary.

Interest Rate Sensitivity Gap Analysis

Table 19 represents a schedule of Nicolet’s assets and liabilities repricing over various time intervals. The primary market risk faced by Nicolet is interest rate risk. The static gap analysis starts with contractual repricing information for assets, liabilities, and off-balance sheet instruments. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage whole loan products and mortgage-backed securities are adjusted based on industry estimates of prepayment speeds that capture the expected prepayment of principal above the contractual amount based on how far away the contractual coupon is from market coupon rates. At the indicated time intervals the cumulative maturity gap was within Nicolet’s established guidelines of not greater than +25% or -25%.

Table 19: Interest Rate Sensitivity Gap Analysis
(dollars in thousands)

	December 31, 2012
	0-90 Days	91-180 Days	181-365 Days	1-5 years	Beyond 5 Years	Total
Earning Assets:
Loans	$261,825	$37,106	$26,766	$173,057	$46,727	$545,481
Securities at fair value	1,068	881	3,823	26,274	23,855	55,901
Other earnings assets	59,167	—	—	—	5,483	64,650
Total	$322,060	$37,987	$30,589	$199,331	$76,065	$666,032

Cumulative rate sensitive assets	$322,060	$360,047	$390,636	$589,967	$666,032

Interest-bearing liabilities
Interest bearing deposits	$394,453	$12,465	$26,601	$74,335	$5	$507,859
Borrowings	4,267	5,255	5,510	4,080	20,078	39,190
Subordinated debentures	774	774	1,548	3,090	—	6,186
Total	$399,494	$18,494	$33,659	$81,505	$20,083	$553,235

Cumulative interest sensitive liabilities	$399,494	$417,988	$451,647	$533,152	$553,235

Interest sensitivity gap	$(77,434)	$19,493	$(3,070)	$117,826	$55,982

Cumulative interest sensitivity gap	$(77,434)	$(57,941)	$(61,011)	$56,815	$112,797
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	81%	86%	86%	111%	120%

(1)	The interest rate sensitivity assumptions for savings accounts, money market accounts, and interest-bearing demand deposits accounts are based on current and historical experiences regarding portfolio retention and interest rate repricing behavior. Based on these experiences, a portion of these balances are considered to be long-term and fairly stable and are, therefore, included in the “1-5 Years” and “Beyond 5 Years” categories.

In order to limit exposure to interest rate risk, management monitors the liquidity and gap analysis on a monthly basis and adjust pricing, term and product offerings when necessary to stay within applicable guidelines and maximize the effectiveness of asset/liability management.

Along with the static gap analysis, Nicolet’s management also estimates the effect a gradual change and a sudden change in interest rates could have on expected net interest income through income simulation. The simulation is run using the prime rate as the base with the assumption of rates increasing 100, 200, and 300 bps or decreasing 100, 200 and 300 bps. All rates are increased or decreased parallel to the change in prime rate. The simulation assumes a static mix of assets and liabilities. As a result of the simulation, over a 12-month time period ending December 31, 2012, net interest income was estimated to decrease 3.41% if rates increase 100 bps, and was estimated to decrease 1.43% in a 100 bps declining rate environment assumption. These results are in line with Nicolet’s relatively neutral interest rate sensitivity position, relatively short loan maturities and level of variable rate loans with interest floors, however, as rates remain low and asset maturities extend while deposit maturities contract, this position is beginning to worsen. These results are based solely on the modeled changes in the market rates and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve, changes in spreads between key market rates, or changes in consumer or business behavior. These results also do not include any management action to mitigate potential income variances within the modeled process. The simulation results are one indicator of interest rate risk, and actual net interest income is largely impacted by the allocation of assets, liabilities and product mix. Nicolet’s management continually reviews its interest rate risk position through the Asset/Liability Committee process, and such Committee reports to the full board of directors on a monthly basis.

Capital

Nicolet’s management regularly reviews the adequacy of its capital to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. Nicolet’s management actively reviews capital strategies in light of perceived business risks associated with current and prospective earning levels, liquidity, asset quality, economic conditions in the markets served, and level of dividends available to shareholders. Nicolet’s management intends to maintain an optimal capital and leverage mix for growth and for shareholder return.

In December 2008, through a private placement of common stock, Nicolet raised $9,500 in capital. On December 23, 2008, under TARP, Nicolet received $14,964 from the Treasury for the issuance of 14,964 shares of senior preferred stock with $1,000 per share liquidation value (bearing a 5% dividend for the first five years and 9% thereafter) and an additional 748 shares of senior preferred stock with $1,000 per share liquidation value (bearing a 9% dividend) following the Treasury’s immediate exercise of preferred stock warrants. The initial $848 discount recorded on preferred stock that resulted from allocating a portion of the proceeds to the warrants is accreted directly to retained earnings over a five-year period on a straight-line basis.

While the TARP preferred stock was outstanding, Nicolet was subject to various restrictions governed by the executed documents with the Treasury, and by related governmental enactments. Such restrictions included: a) Treasury approval required for any increase in common dividends per share and for any repurchase of outstanding common stock; b) TARP dividends on Nicolet’s TARP preferred stock required to be paid in full before dividends could be paid to common shareholders; c) no tax deduction to Nicolet for any senior executive officer whose compensation was above $500; and d) additional restrictions and compliance requirements on executive compensation.

On September 1, 2011, after appropriate regulatory approvals, Nicolet effectively redeemed all the senior preferred stock under TARP, paying the Treasury $15,712 and accelerating the accretion of the remaining discount of $396 against retained earnings. Such redemption was in connection with Nicolet’s participation in the Treasury’s SBLF described below. The SBLF is a program separate and distinct from TARP, and thus, among other things, the restrictions noted above under TARP or related government enactments were no longer applicable to Nicolet.

The SBLF is a Treasury program made available to community banks, designed to boost lending to small businesses by providing participating banks with capital and liquidity. In particular, the SBLF program targets commercial, industrial, owner-occupied real-estate and agricultural-based lending to qualifying small businesses, which include businesses with less than $50 million in revenue, and promotes outreach to women-owned, veteran-owned and minority-owned businesses.

On September 1, 2011, under the SBLF, Nicolet received $24,400 from the Treasury for the issuance of 24,400 shares of Non-Cumulative Perpetual Preferred Stock, Series C, with $1,000 per share liquidation value. The annual dividend rate upon funding and for the following nine calendar quarters is 5%, unless there is growth in qualifying small business loans outstanding over a baseline which could reduce the rate to as low as 1% (as determined under the terms of the Securities Purchase Agreement (the “Agreement”)), adjusted quarterly. The dividend rate is fixed for the tenth quarter after funding through the end of the first four and one-half years at 7% (unless fixed at a lower rate given increased lending as similarly described above); and finally the dividend rate is fixed at 9% after four and one-half years if the preferred stock is not repaid. Nicolet’s weighted average dividend rate for 2012 and for 2011 (since funding) was 5%. Under the terms of the Agreement, Nicolet is required to provide various information, certifications, and reporting to the Treasury. At December 31, 2012, Nicolet believes it was in compliance with the requirements set by the Treasury in the Agreement. The preferred stock (under TARP or SBLF) qualifies as Tier 1 capital for regulatory purposes.

A summary of Nicolet’s and Nicolet National Bank’s regulatory capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following table.

Table 20: Capital
(dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions (2)
	Amount	Ratio (1)	Amount	Ratio (1)	Amount	Ratio (1)
As of December 31, 2012
Nicolet
Total capital	$85,738	15.2%	$45,098	8.0%	N/A	N/A
Tier I capital	78,691	14.0%	22,549	4.0%	N/A	N/A
Leverage	78,691	11.0%	28,622	4.0%	N/A	N/A

Nicolet National Bank
Total capital	$77,500	14.1%	$43,984	8.0%	$54,981	10.0%
Tier I capital	70,624	12.8%	21,992	4.0%	32,988	6.0%
Leverage	70,624	10.1%	27,916	4.0%	34,895	5.0%

As of December 31, 2011
Nicolet
Total capital	$82,638	16.7%	$39,510	8.0%	N/A	N/A
Tier I capital	76,739	15.5%	19,755	4.0%	N/A	N/A
Leverage	76,739	12.1%	25,468	4.0%	N/A	N/A

Nicolet National Bank
Total capital	$74,586	15.6%	$38,340	8.0%	$47,925	10.0%
Tier I capital	68,687	14.3%	19,170	4.0%	28,755	6.0%
Leverage	68,687	11.1%	24,831	4.0%	31,039	5.0%

(1)	The total capital ratio is defined as tier 1 capital plus tier 2 capital divided by total risk-weighted assets. The tier 1 capital ratio is defined as tier 1 capital divided by total risk-weighted assets. The leverage ratio is defined as tier 1 capital divided by the most recent quarter’s average total assets.

(2)	Prompt corrective action provisions are not applicable at the bank holding company level.

A source of income and funds for Nicolet are dividends from Nicolet National Bank. Dividends declared by Nicolet National Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. At December 31, 2012, Nicolet National Bank could pay dividends of approximately $2,850 without seeking regulatory approval.

Effects of Inflation

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution’s operating expenses, particularly salary and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans and deposits, are those assets and liabilities which are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution’s performance than does general inflation. For additional information regarding interest rates and changes in net interest income see “Liquidity and Interest Rate Sensitivity.”

Selected Quarterly Financial Data

The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 2012 and 2011.

Table 21: Selected Quarterly Financial Data
(dollars in thousands, except per share data)

	2012 Quarter Ended
	December 31,	September 30,	June 30,	March 31,
Interest income	$7,735	$7,212	$6,943	$6,905
Interest expense	1,523	1,563	1,608	1,836
Net interest income	6,212	5,649	5,335	5,069
Provision for loan losses	975	975	1,125	1,250
Noninterest income	2,759	2,684	2,677	2,624
Noninterest expense	6,340	5,928	6,009	5,785
Net income	937	965	632	502
Net income available to common shareholders	632	660	327	197
Basic and diluted earnings per common share	0.18	0.19	0.09	0.07

	2011 Quarter Ended
	December 31,	September 30,	June 30,	March 31,
Interest income	$7,162	$7,310	$7,427	$7,931
Interest expense	1,932	2,060	2,074	2,317
Net interest income	5,230	5,250	5,353	5,614
Provision for loan losses	1,800	1,500	1,800	1,500
Noninterest income	2,428	2,137	1,914	1,965
Noninterest expense	5,155	5,487	5,338	5,463
Net income	508	343	210	429
Net income (loss) available to common shareholders	203	(321)	(36)	182
Basic and diluted earnings (loss) per common share	0.06	(0.09)	(0.01)	0.05

MANAGEMENT OF NICOLET

Continuing Directors

The following table shows for each current director of Nicolet who will remain a director of the combined entity following the merger: (1) his or her name; (2) his or her age at December 31, 2012; (3) how long he or she has been a director of Nicolet; (4) his or her position(s) with Nicolet, other than as a director; and (5) his or her principal occupation and business experience for the past five years. Except as otherwise indicated, each director has been engaged in his or her present principal occupation for more than five years. All directors of Nicolet are also directors of Nicolet National Bank.

Name (Age)	Director Since	Positions and Business Experience
Robert B. Atwell (55)	2000	Chairman and chief executive officer of Nicolet National Bank since 2000 and chairman, president, and chief executive officer of Nicolet since its formation in 2002.

Michael E. Daniels (48)	2000
President and chief operating officer of Nicolet National Bank since 2007, executive vice president and chief lending officer of Nicolet National Bank from 2000 to 2007 and secretary of Nicolet since 2002.

John N. Dykema (49)	2006	Owner, president and chief executive officer of Campbell Wrapper Corporation and Circle Packaging Machinery, Inc., manufacturers of custom packaging machinery.

Gary L. Fairchild (61)	2008
President, owner and chief executive officer of Fairchild Equipment, Inc. serving Wisconsin, Minnesota, and the Upper Peninsula of Michigan. A franchise dealer of forklift trucks, construction equipment, and various handling equipment.

Michael F. Felhofer (55)	2000	Owner and president of Candleworks of Door County, Inc., a candle manufacturer and retailer.

Andrew F. Hetzel, Jr. (56)	2001
President and chief executive officer of NPS Corp. and Blue Ridge Tissue Corp. These companies market and manufacture spill control products, towel and tissue products for the washroom and protective packaging materials. Managing member of Hetzel Enterprises LLC, a real estate holding company.

Donald J. Long, Jr. (55)	2000	Former owner and chief executive officer of Century Drill & Tool Co., Inc., an expediter of power tool accessories.

Benjamin P. Meeuwsen (44)	2008	President and owner of Fourinox, Inc., a custom equipment manufacturing company.

Susan L. Merkatoris (49)	2003
Certified Public Accountant; Owner of Larboard Enterprises, LLC, a packing and shipping franchise doing business as The UPS Stores; Co-owner and vice president of Midwest Stihl Inc., a distributor of Stihl Power Products.

Therese B. Pandl (59)	2010
President and chief executive officer of the Hospital Sisters Health System’s Division in Eastern Wisconsin, which includes St. Vincent Hospital and St. Mary’s Hospital Medical Center in Green Bay and St. Nicholas Hospital in Sheboygan; President and chief executive officer of St. Mary’s Hospital Medical Center and St. Vincent Hospital in Green Bay.

Name (Age)	Director Since	Positions and Business Experience

Randy J. Rose (58)	2012
Retired president and chief executive officer of Schwabe North America. Currently serves as a member of the Executive Strategic Committee for Dr. Willmar Schwabe GmbH and Co. KG, parent of Schwabe North America, which encompasses Nature’s Way Holding Company, Enzymatic Therapy, and Integrative Therapeutics.

Robert J. Weyers (48)	2000
Co-owner of Weyers Group, a private equity investment firm; Commercial Horizons, Inc., a commercial property development company; and PBJ Holdings, LLC, a real estate holding company (see “Related Party Transactions”).

New Directors of the Combined Entity

In addition to the above listed directors who will remain directors of Nicolet following the merger, Nicolet will appoint two current directors of Mid-Wisconsin, Kim A. Gowey and Christopher Ghidorzi, to its board of directors effective upon the consummation of the merger as a condition of the merger agreement. Dr. Gowey and Mr. Ghidorzi will serve until Nicolet’s next annual meeting of shareholders or their earlier resignation or removal under Nicolet’s bylaws and will be nominated for election at the first Nicolet annual meeting of shareholders following the expiration of their initial term. They will also serve as directors of Nicolet National Bank upon consummation of the bank merger.

Meetings and Committees of the Board of Directors

Nicolet’s board of directors conducts its business through meetings of the full board and through committees. Board committees include, among others, an Executive Committee, an Audit Committee and a Compensation Committee. During 2012, the board of directors held 12 meetings; the Executive Committee held three meetings; the Audit Committee held 6 meetings and the Compensation Committee held three meetings.

Executive Committee

The Executive Committee is authorized to exercise the board of directors’ authority between board meetings, subject to specific limitations. It functions as a nominating committee to select nominees for election to the board of directors and supports strategic discussions presented by management. The Executive Committee does not have a charter. The Executive Committee will consider nominees recommended by shareholders if submitted to Nicolet in accordance with the procedures set forth in Section 2.6 of Nicolet’s bylaws. See “Director Nominations and Shareholder Communications” below.

Current Executive Committee members are Robert B. Atwell, Michael E. Daniels, John Dykema, Donald J. Long, Jr., and Robert J. Weyers.

Audit Committee

The Audit Committee is responsible for reviewing, with Nicolet’s independent accountants, its audit plan, the scope and results of its audit engagement and the accompanying management letter, if any; reviewing the scope and results of Nicolet’s internal auditing procedures; consulting with the independent accountants and management with regard to Nicolet’s accounting methods and the adequacy of Nicolet’s internal accounting controls; pre-approving all audit and permissible non-audit services provided by the independent accountants; reviewing the independence of the independent accountants; and reviewing the range of the independent accountants’ audit and non-audit fees.

The current members of the Audit Committee are Susan L. Merkatoris, John N. Dykema, Michael F. Felhofer, and Ben Meeuwsen. Although Nicolet’s common stock is not listed on an exchange, each member of the Audit Committee meets the requirements for independence as defined by Nasdaq Stock Market listing standards. In addition, Ms. Merkatoris meets the criteria specified under applicable SEC regulations for an “audit committee financial expert.”

Compensation Committee

The Compensation Committee is responsible for, among other duties as may be directed by the board, determining compensation to be paid to Nicolet’s executive officers and directors and reviewing and administering Nicolet’s incentive plans, including making grants under those plans. The Compensation Committee also reviews Nicolet’s incentive compensation programs with senior risk officers to (i) ensure that the programs do not encourage officers to take unnecessary and excessive risks that threaten the value of Nicolet and (ii) identify and implement means of limiting such risks. The Compensation Committee is also responsible for discussing evaluating and reviewing employee compensation plans to ensure that such plans do not encourage the manipulation of Nicolet’s reported earnings. Finally, the Compensation Committee is responsible for submitting to various regulators such reports relating to Nicolet’s compensation practices as may be required.

The current members of the Compensation Committee are Donald J. Long, Jr., John Dykema, and Robert J. Weyers. Each member is an independent director under the standards promulgated by the NASDAQ Stock Market, with the exception of Mr. Weyers due to his ownership interest in PBJ Holdings, LLC. For further discussion, see “Related Party Transactions” at page 132 .

Nominations

Nicolet’s board of directors has not created a standing nominating committee for director nominees and has not adopted a nominating committee charter. Rather, the full board of directors participates in the consideration of director nominees. Because of its current size, Nicolet believes a standing nominating committee for director nominees is not necessary.

Any shareholder of any class of outstanding capital stock of the corporation entitled to vote on the election of directors may also nominate individuals for election to the board of directors. Nominations, other than those made by the board of directors, must be in writing and must be delivered or mailed to the President of Nicolet not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided, however, that if less than 21 days’ notice of such meeting is given to shareholders, nominations by a shareholder must be delivered or mailed to the President of Nicolet no later than the close of business on the 7th day following the day on which notice of the meeting was given to shareholders. Written nominations by shareholders must contain, to the extent known to the nominating shareholder, the name and address of each proposed nominee, the principal occupation of each proposed nominee, the total number of shares of Nicolet that will be voted for each nominee, the name and address of the nominating shareholder, and the number of shares of capital stoc k owned by the nominating shareholder. Nominations not made in accordance with these requirements may be disregarded by the chairman of the meeting, and votes for such nominees disregarded.

Nicolet’s board of directors has not adopted a formal policy or process for identifying or evaluating nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, customers and shareholders of Nicolet, and professionals in the financial services and other industries. Similarly, the board does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee’s business experience; knowledge of Nicolet and the financial services industry; experience in serving as a director of Nicolet or another financial institution or public company generally; wisdom, integrity and analytical ability; familiarity with and participation in the communities served by Nicolet; commitment to and availability for service as a director; and any other factors the board deems relevant.

Director Compensation

In 2012, directors received $500 for each board meeting and $250 for each committee meeting attended. The audit committee chair received $400 for each audit committee meeting. In 2011, directors received $400 for each board meeting and $200 for each committee meeting attended. Compensation for employee/directors of Nicolet is included in the table below.

The following table shows information concerning the compensation paid to the directors of Nicolet and its subsidiaries for their services as Directors during the fiscal year ended December 31, 2012. See “Executive Compensation” below for additional information regarding the compensation paid to Messrs. Atwell and Daniels in their capacities as executive officers of Nicolet.

Name	Fees earned or paid in cash*
Robert B. Atwell	$14,750
Michael E. Daniels	16,750
John N. Dykema*	10,000
Gary L. Fairchild*	9,250
Michael F. Felhofer	14,250
Andrew F. Hetzel, Jr.*	7,250
Donald J. Long, Jr.	11,000
Benjamin P. Meeuwsen*	9,250
Susan L. Merkatoris	13,150
Therese B. Pandl*	7,000
Randy J. Rose*	5,500
Robert J. Weyers*	11,000

*	Directors have the option of receiving their compensation in the form of Nicolet common stock through the Deferred Compensation Plan for Non-Employee Directors. For the seven directors noted, their 2012 cash director fees were remitted to the plan and used by the plan to purchase Nicolet common stock on behalf of the director.

Executive Officers

Executive officers are appointed annually at the meetings of the board of directors of Nicolet, to serve until their successors are chosen and qualified. The following table sets forth for each executive officer of Nicolet: (1) the person’s name; (2) his or her age at December 31, 2012; (3) the year he or she was first elected as an officer of Nicolet; and (4) his or her positions with Nicolet, and his or her recent business experience for the past five years. The listed executive officers will continue to be Nicolet’s executive officers after the merger.

Name (Age)	Officer Since	Business Experience and Position with Nicolet
Robert B. Atwell (55)	2000	Chairman and chief executive officer of Nicolet National Bank since 2000 and chairman, president and chief executive officer of Nicolet since its formation in 2002.

Michael E. Daniels (48)	2000
President and chief operating officer of Nicolet National Bank since 2007, executive vice president and chief lending officer of Nicolet National Bank from 2000 to 2007 and secretary of Nicolet since 2002.

Ann K. Lawson (52)	2009
Chief financial officer of Nicolet National Bank and of Nicolet since February 2, 2009. Ms. Lawson previously served as the director of corporate accounting and reporting with a large regional bank holding company headquartered in Green Bay, Wisconsin, from September 1998 to January 2009.

EXECUTIVE COMPENSATION

Summary Compensation Table

Nicolet has designated its chief executive officer and two other officers as “executive officers” in accordance with SEC reporting requirements. The following table provides certain summary information for the years ended December 31, 2012 and 2011 concerning the compensation paid or accrued by Nicolet and its subsidiaries to or on behalf of these officers.

Name	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)		Option Awards ($)	All Other Compensation ($)(5)		Total ($)
Robert B. Atwell	2012	350,000	140,000	322,575	(6)	314,115	82,923	(2)	1,209,613
	2011	350,000	30,000	—		—	22,536	(2)	402,536

Michael E. Daniels	2012	295,000	118,000	322,575	(6)	314,115	71,654	(3)	1,121,344
	2011	295,000	25,000	—		—	21,309	(3)	341,309

Ann K. Lawson	2012	150,026	30,000	27,225		24,350	10,502	(4)	242,103
	2011	145,656	25,000	—		—	8,739	(4)	179,395

(1)	All bonuses are reported for the year in which they are earned.

(2)	Includes $15,000 and $14,700 of 401(k) company matching contributions and discretionary profit sharing and $7,923 and $7,836 of life insurance premiums for 2012 and 2011, respectively. 2012 also includes $60,000 cash consideration paid to Mr. Atwell for signing a revised employment agreement in 2012.

(3)	Includes $15,000 and $14,700 of 401(k) company matching contributions and discretionary profit sharing and $6,654 and $6,609 of life insurance premiums for 2012 and 2011, respectively. 2012 also includes $50,000 cash consideration paid to Mr. Daniels for signing a revised employment agreement in 2012.

(4)	Includes $10,502 and $8,739 of 401(k) company matching contributions and discretionary profit sharing for 2012 and 2011, respectively.

(5)	Nicolet have omitted information on perquisites and other personal benefits with an aggregate value below $10,000.

(6)	Reflects the fair value of restricted stock on the date of grant. Does not include 5,303 shares of restricted stock issued to each of Messrs. Atwell and Daniels in January 2013 and described in “— 2013 Restricted Stock Awards” below.

Employment Agreements.

Robert B. Atwell. Effective April 7, 2000, Nicolet National Bank entered into a rolling three-year employment agreement with Robert B. Atwell regarding Mr. Atwell’s employment. Under the terms of the agreement, Mr. Atwell received a fixed annual base salary during the initial three-year term, plus benefits, and annual bonus compensation pursuant to any incentive compensation program as may be adopted from time to time by the Board of Directors. Mr. Atwell’s compensation, including incentive compensation, is subject to annual review by the Board of Directors, and his 2011 and 2012 compensation is described in the Summary Compensation Table above.

Mr. Atwell’s agreement automatically renews for an additional day each day after April 7, 2000, so that it always has a three-year term, unless either of the parties to the agreement gives notice of his or its intent not to renew the agreement, which will cause the agreement to terminate on the third anniversary of the 30th day following the date of notice. The agreement also provides various other benefits and change in control provisions, and subjects Mr. Atwell to non-compete restrictions. Mr. Atwell’s employment agreement was amended and restated on April 17, 2012 to expand the geographic region subject to the non-compete restrictions. Additionally, under Mr. Atwell’s agreement, Nicolet is obligated to pay Mr. Atwell his base salary and health insurance reimbursement, as indicated, for the following terminating events:

Terminating Event	Payment Obligation of Base Salary
Mr. Atwell becomes disabled, as defined	Maximum of six (6) months

Nicolet National Bank terminates Mr. Atwell’s employment without cause, as defined	Maximum of twelve (12) months salary and health insurance reimbursement

Mr. Atwell terminates his employment for cause, as defined	Maximum of twelve (12) months salary and health insurance reimbursement

Mr. Atwell terminates his employment for cause within six months after a change of control, as defined	One and one-half times base salary and bonus and twelve (12) months health insurance reimbursement

Michael E. Daniels. Effective April 7, 2000, Nicolet National Bank entered into a rolling three-year employment agreement with Michael E. Daniels regarding Mr. Daniels’ employment. Under the terms of the agreement, Mr. Daniels received a fixed annual base salary during the initial three-year term, plus benefits and annual bonus compensation pursuant to any incentive compensation program as may be adopted from time to time by the Board of Directors. Mr. Daniels’ compensation is subject to annual review by the Board of Directors, and his 2011 and 2012 compensation is described in the Summary Compensation Table above.

Mr. Daniels’ agreement automatically renews for an additional day each day after April 7, 2000, so that it always has a three-year term, unless any of the parties to the agreement gives notice of his or its intent not to renew the agreement, which will cause the agreement to terminate on the third anniversary of the 30th day following the date of notice. The agreement also provides various other benefits and change in control provisions, and subjects Mr. Daniels to non-compete restrictions. Mr. Daniels’ employment agreement was amended and restated on April 17, 2012 to expand the geographic region subject to the non-compete restrictions. Additionally, under Mr. Daniels’ agreement, Nicolet is obligated to pay Mr. Daniels his base salary and health insurance reimbursement following the termination of his agreement under the same conditions and terms as described above for Mr. Atwell’s employment agreement.

2013 Restricted Stock Awards

Nicolet has, from time to time and as reflected in each of the Summary Compensation Table, above, and the Outstanding Equity Awards at 2012 Fiscal Year End Table, below, provided incentive equity awards to certain of its executive officers. In addition, in 2012, Nicolet’s Compensation Committee approved annual incentive targets for the performance of its Chief Executive Officer and Chief Operating Officer in 2012, which were met and resulted in the granting of equity awards to each officer in early 2013. In January 2013, Nicolet granted awards of restricted stock to Messrs. Atwell and Daniels in the amount of 5,303 shares each. The terms of this restricted stock provide for vesting in equal increments, with one-third of the granted shares vesting immediately, one-third of the granted shares vesting on the first anniversary of the grant date, and one-third of the granted shares vesting on the second anniversary of the grant date, with immediate, accelerated vesting in the event of a termination of employment based on death or disability or upon a change in control of Nicolet. The terms of the restricted stock also permit the surrender of shares to Nicolet on vesting in order to satisfy applicable tax withholding requirements, and each of Messrs. Atwell and Daniels surrendered 583 shares in connection with that portion of their respective awards that vested immediately in January 2013.

Outstanding Equity Awards at 2012 Fiscal Year End Table

The following table sets forth information at December 31, 2012, concerning outstanding awards previously granted to the named executive officers.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options Unexercisable (#)		Equity Incentive Plan Awards: Number of shares underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Robert B. Atwell	79,570	—		—	18.00	12/13/2015
	44,444	11,111	(1)	—	18.00	12/13/2015
	—	64,500	(2)	—	16.50	4/10/2022
							19,550	(7) (8)	322,575	—	—
Michael E. Daniels	79,570	—		—	18.00	12/13/2015
	44,444	11,111	(1)	—	18.00	12/13/2015
	—	64,500	(2)	—	16.50	4/10/2022
							19,550	(7) (8)	322,575	—	—
Ann K. Lawson	12,000	8,000	(3)	—	16.00	2/2/2019
	6,000	4,000	(4)	—	16.80	12/15/2019
	355	710	(5)	—	16.50	4/10/2012
	145	3,790	(6)	—	16.50	4/10/2022
							1,650	(9)	27,225	—	—

(1)	Represents the unvested remainder of a grant of 55,555 options made on December 13, 2005, which vest in 10 equal annual increments beginning on the date of grant.

(2)	Granted on April 10, 2012, and vesting in 5 equal increments over a 5-year period on the anniversaries of the initial grant.

(3)	Represents the unvested remainder of a grant of 20,000 options made on February 2, 2009, which vest in 5 equal increments over a 5-year period on the anniversaries of the initial grant.

(4)	Represents the unvested remainder of a grant of 10,000 options made on December 15, 2009, which vest in 5 equal increments over a 5-year period on the anniversaries of the initial grant.

(5)	Represents the unvested remainder of a grant of 1,065 options made on April 10, 2012, of which one-third vested immediately and one-third vest on each of the first and second anniversaries of the initial grant.

(6)	Represents the unvested remainder of a grant of 3,935 options made on April 10, 2012, of which 145 vested immediately, 145 will vest on each of April 10, 2013 and April 10, 2014, and the remainder will vest in equal increments of 500 over the seven years subsequent to 2014 on the anniversaries of the initial grant.

(7)	Represents the unvested remainder of a grant of 19,550 restricted shares made on April 10, 2012, which vest in 5 equal increments over a 5-year period on the anniversaries of the initial grant.

(8)	Excludes restricted stock granted in January, 2013.

(9)	Represents the unvested remainder of a grant of 1,650 restricted shares made on April 10, 2012, which vest in 10 equal increments over a 10-year period on the anniversaries of the initial grant.

RELATED PARTY TRANSACTIONS

Nicolet and its subsidiary Nicolet National Bank have banking and other business transactions in the ordinary course of business with directors and officers of Nicolet and Nicolet National Bank and their affiliates, including members of their families, corporations, partnerships or other organizations in which such directors and officers have a controlling interest. These transactions take place on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated parties.

Effective simultaneously with, and contingent upon, the closing of the merger, Nicolet plans to consummate a private placement of up to 200,000 shares of common stock to members of its board of directors and to advisory directors who are also “accredited investors,” as that term is defined in Rule 501 of the Securities Act. The shares will be offered and sold at a price of $16.50 per share, which is the value attributed to the Nicolet common stock for purposes of the merger and also reflects its current market price. Nicolet currently anticipates that the $3.3 million in anticipated proceeds will be contributed as capital to Nicolet National Bank. See “The Merger Agreement — Regulatory and Other Required Approvals” on page 68.

One of Nicolet’s directors, Robert J. Weyers, is a director of, and holds a one-third ownership interest in, PBJ Holdings, LLC, a real estate development and investment firm. In 2004, Nicolet entered into a joint venture with PBJ Holdings, LLC in connection with the development of the site of Nicolet’s headquarters facility. Mr. Weyers abstained from discussion or deliberations regarding the transaction in his capacity as a director of Nicolet and Nicolet National Bank. The joint venture involves a 50% investment by Nicolet on standard commercial terms reached through arms-length negotiation. During 2012, Nicolet National Bank paid approximately $978,000 in rent expense to the joint venture. For 2012, the joint venture’s net income was approximately $113,000, benefiting Nicolet and PBJ Holdings, LLC by approximately $56,500 each. Additionally, in 2011, Nicolet National Bank entered into a five-year facility lease through an arms-length negotiation with an LLC entity of which PBJ Holdings is the sole member. Nicolet National Bank pays approximately $ 64,000 per year in rent and CAM to the LLC under this lease. Management believes that the terms of the joint venture and lease described above are no less favorable to Nicolet National Bank or Nicolet than would have been achieved in a transaction with an unaffiliated third party.

From time to time, Nicolet National Bank will make loans to the directors and officers of Nicolet and Nicolet National Bank and their affiliates. None of these loans are currently nonaccrual, past due, restructured or potential problem loans. All such loans were: (i) made in the ordinary course of business; (ii) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Nicolet or Nicolet National Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Nicolet National Bank has employed certain employees who are related to Nicolet’s executive officers and/or directors. These individuals are compensated consistent with the policies of Nicolet National Bank that apply to all employees.

INFORMATION ABOUT MID-WISCONSIN

General

Mid-Wisconsin was established as a Wisconsin corporation in 1986 to serve as a bank holding company for Mid-Wisconsin Bank, its current operating subsidiary. Both Mid-Wisconsin and Mid-Wisconsin Bank have their principal offices in Medford, Wisconsin. As the sole shareholder of Mid-Wisconsin Bank, Mid-Wisconsin is a bank holding company registered with, and subject to, regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

Mid-Wisconsin Bank

Mid-Wisconsin Bank was incorporated on September 1, 1890, as a state bank under the laws of Wisconsin. Mid-Wisconsin Bank operates 11 retail banking locations throughout North Central Wisconsin serving markets in Clark, Eau Claire, Lincoln, Marathon, Oneida, Price, Taylor and Vilas counties.

The day-to-day management of Mid-Wisconsin Bank rests with its officers with oversight provided by the board of directors. Mid-Wisconsin Bank is engaged in general commercial and retail banking services, including wealth management services. Mid-Wisconsin Bank serves individuals, businesses and governmental units and offers most forms of commercial and consumer lending, including lines of credit, term loans, real estate financing, mortgage lending and agricultural lending. In addition, Mid-Wisconsin Bank provides a full range of personal banking services, including checking accounts, savings and time products, installment and other personal loans, as well as mortgage loans. To expand services to its customers on a 24-hour basis, Mid-Wisconsin Bank offers ATM services, merchant capture, cash management, express phone, online and mobile banking. New services are frequently added.

Mid-Wisconsin Bank’s wealth management division (“Wealth Management”) consists of two delivery methods of providing financial products and services to assist customers in building, investing, or protecting their wealth. Through its state granted trust powers, Wealth Management provides fiduciary, administrative, and investment management services to personal trusts, estates, individuals, businesses, non-profits, and foundations for an asset based fee. Through a third-party broker/dealer, LPL Financial, which is a member of FINRA and SIPC and a registered broker/dealer, Wealth Management makes available a variety of retail investment and insurance products including equities, bonds, fixed and variable annuities, mutual funds, life insurance, long-term care insurance and brokered certificates of deposits, which are commission-based transactions.

All of Mid-Wisconsin Bank’s products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations. All revenue, profit and loss, and total assets are reported in one segment and represent Mid-Wisconsin Bank’s entire operations.

At December 31 , 2012, Mid-Wisconsin had total consolidated assets of approximately $ 454 million, total consolidated deposits of approximately $ 354 million, total consolidated gross loans of approximately $ 296 million, and consolidated shareholders’ equity of approximately $ 36 million.

Market Prices of and Dividends Declared on Mid-Wisconsin Common Stock

The Mid-Wisconsin common stock is currently traded on the OTCQB market of the OTC Markets Group under the symbol “MWFS.” The last reported sale price of Mid-Wisconsin’s common stock prior to the mailing of this joint proxy statement-prospectus on                             , 2013 was $                 on                         , 2013, and the last reported sale price prior to the announcement of the merger was $3.94 on November 28, 2012. Additional information available to management regarding the quarterly high and low bid prices for the Mid-Wisconsin common stock is provided below. For quarters where there were no sales of Mid-Wisconsin common stock, neither high nor low prices are given. As of                         , 201  , Mid-Wisconsin had                  shares of common stock issued and outstanding and approximately                  shareholders of record.

	High	Low
2013
First Quarter (through February 28, 2013)	$5.60	$5.00

2012
First Quarter	$4.75	$4.05
Second Quarter	$6.50	$4.50
Third Quarter	$6.00	$5.20
Fourth Quarter	$5. 89	$3. 85

2011
First Quarter	$5. 25	$4.00
Second Quarter	$8. 0 0	$4.75
Third Quarter	$11 .00	$7.77
Fourth Quarter	$8. 7 5	$7. 85

The holders of Mid-Wisconsin common stock receive dividends if and when declared by the Mid-Wisconsin board of directors out of legally available funds. However, Mid-Wisconsin has paid no dividends on its common stock since August 2009 and is subject to a written agreement with the Federal Reserve Bank of Minneapolis that, among other things, prohibits Mid-Wisconsin’s payment of dividends absent the prior written consent of the Federal Reserve. In addition, Mid-Wisconsin’s ability to pay dividends on its common stock is restricted by the terms of certain of its other securities. For example, under the terms of the Debentures, Mid-Wisconsin may not pay dividends on its capital stock unless all accrued and unpaid interest payments on the Debentures have been fully paid. Additionally, the terms of the Preferred Stock provide that no dividends on any common or preferred stock that ranks equal to or junior to the Preferred Stock may be paid unless and until all accrued and unpaid dividends for all past dividend periods on the Preferred Stock have been fully paid. The principal source of Mid-Wisconsin cash flow, including cash flow to pay dividends to its shareholders, stems from dividends that Mid-Wisconsin Bank pays to Mid-Wisconsin as its sole shareholder. Statutory and regulatory limitations, as well as other factors that their board of directors deems relevant, apply to Mid-Wisconsin Bank’s payment of dividends to the Mid-Wisconsin, as well as to Mid-Wisconsin’s payment of dividends to its shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MID-WISCONSIN

The following management’s discussion and analysis reviews significant factors with respect to Mid-Wisconsin’s consolidated financial condition at December 31, 2012 and 2011, and results of operations for the three-year period ended December 31, 2012. This discussion should be read in conjunction with the consolidated financial statements, notes, and tables presented elsewhere in this joint proxy statement-prospectus.

Forward-Looking Statements

Statements made in this joint proxy statement-prospectus and in documents that are not purely forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including any statements regarding descriptions of management’s plans, objectives, or goals for future operations, products or services, and forecasts of revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements generally may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “should,” “will,” “intend,” or similar expressions. Shareholders should note that many factors, some of which are discussed elsewhere in this document, could affect the future financial results of Mid-Wisconsin and could cause those results to differ materially from those expressed in forward-looking statements contained in this document. These factors, many of which are beyond Mid-Wisconsin’s control, include, but are not necessarily limited to the following:

•	operating, legal and regulatory risks, including the effects of the Dodd-Frank Act and regulations promulgated thereunder, as well as the rules proposed by the federal bank regulatory agencies to implement the Basel III capital accord;

•	economic, political and competitive forces affecting Mid-Wisconsin’s banking and wealth management businesses;

•	changes in monetary policy and general economic conditions, which may impact Mid-Wisconsin’s net interest income; and

•	the risk that Mid-Wisconsin’s analyses of these risks, and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful

These factors should be considered in evaluating the forward-looking statements, and you should not place undue reliance on such statements. Mid-Wisconsin specifically disclaims any obligation to update factors or to publicly announce the results of revisions to any of the forward-looking statements or comments included herein to reflect future events or developments.

Critical Accounting Policies

Mid-Wisconsin’s audited December 31, 2012 year-end financial statements are prepared in conformity with GAAP and follow general practices within the industry in which it operates. This preparation requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Mid-Wisconsin believes the following policies are important to the portrayal of its financial condition and require subjective or complex judgments and, therefore, are critical accounting policies.

Investment Securities: The fair value of Mid-Wisconsin’s investment securities is important to the presentation of the consolidated financial statements since the investment securities are carried on the consolidated balance sheet at fair value. Mid-Wisconsin utilizes a third party vendor to assist in the determination of the fair value of its investment portfolio. Adjustments to the fair value of the investment portfolio impact Mid-Wisconsin’s consolidated financial condition by increasing or decreasing assets and shareholders’ equity, and possibly earnings. Declines in the fair value of investment securities below their cost that are deemed to be OTTI are reflected in earnings as realized losses and assigned a new cost basis. In estimating OTTI, Mid-Wisconsin’s management considers many factors, which include: (i) the length of time and the extent to which fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer; and (iii) Mid-Wisconsin’s intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. To determine OTTI, management utilizes a discounted cash flow model to estimate the fair value of the security. The use of a discounted cash flow model involves judgment, particularly of interest rates, estimated default rates and prepayment speeds.

Allowance for Loan Losses (“ALLL”): Management’s evaluation process used to determine the adequacy of the ALLL is subject to the use of estimates, assumptions, and judgments. The allocation methodology focuses on evaluation of several factors, including but not limited to: (i) the establishment of specific reserve allocations on impaired credits where a high risk of loss is anticipated but not yet realized; (ii) consideration of historical loss rates and delinquency experience on each portfolio segment; (iii) management’s ongoing review and grading of the loan portfolio; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various classifications of loans; (vii) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing and forecasted economic conditions; (ix) the fair value of underlying collateral; and (x) other qualitative and quantitative factors which could affect potential credit losses. The total allowance is available to absorb losses from any segment of the portfolio.

Management believes that the level of the ALLL is appropriate at December 31, 2012. While management uses available information to recognize losses on loans, future changes to the ALLL may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Mid-Wisconsin’s ALLL. Such agencies may require Mid-Wisconsin to make additions to the ALLL and to charge-off certain loan balances or to downgrade loans into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examination.

OREO: OREO is comprised of real estate acquired through or in lieu of a foreclosure proceeding. OREO is recorded at the lower of the recorded investment in the loan at the time of acquisition or the fair value of the underlying property value, less estimated selling costs. There are uncertainties as to the price Mid-Wisconsin may ultimately receive on the sale of the properties, potential property valuation allowances due to declines in the fair values, and the carrying costs of properties for expenses such as utilities, real estate taxes, and other ongoing expenses that may affect future earnings.

Income taxes: Mid-Wisconsin recognizes expense for federal and state income taxes currently payable as well as for deferred federal and state taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, as well as loss carryforwards and tax credit carryforwards. Realization of deferred tax assets is dependent upon Mid-Wisconsin generating sufficient taxable income in either the carryforward or carryback periods to cover net operating losses generated by the reversal of temporary differences. A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some portion or all of the deferred tax asset will not be realized. If different assumptions and conditions were to prevail, the valuation allowance may not be adequate to absorb unrealized deferred taxes and the amount of income taxes payable may need to be adjusted by way of a charge or credit to expense. Furthermore, income tax returns are subject to audit by the Internal Revenue Service and state taxing authorities. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. Mid-Wisconsin believes it has adequately accrued for all probable income taxes payable and provided valuation allowances for deferred tax assets. Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events.

All remaining information included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are shown in thousands of dollars, except per share data.

RESULTS OF OPERATIONS

Overview

Mid-Wisconsin reported a net loss available to common shareholders of $3,619, or $2.18 per common share, for the year ended December 31, 2012, compared to a net loss available to common shareholders of $4,601, or $2.78 per common share, for the year ended December 31, 2011.

Key financial data includes:

•	Mid-Wisconsin’s results for 2012 were negatively impacted by the establishment of a full valuation allowance of $5,315 against its remaining net deferred tax asset. At December 31, 2011, management had determined that a valuation allowance relating to a portion of Mid-Wisconsin’s net deferred tax asset was necessary and accordingly, a partial valuation allowance of $3,081 was recognized. Continuing losses and general uncertainty surrounding future economic and business conditions contributed to management’s determination to establish the full valuation allowance in 2012.

•	The provision for loan losses was $4,430 for 2012 compared to $4,750 for 2011. The provision was negatively impacted by changes to the historical loss rates and changes made in the values assigned to qualitative factors utilized by management in the calculation of the ALLL during 2012.

•	Net charge-offs were $4,668 for 2012, compared to $4,405 for 2011. Mid-Wisconsin Bank’s ratio of the ALLL to total loans at December 31, 2012 was 3.24% compared to 2.98% at December 31, 2011.

•	Net interest income was $14,768 at December 31, 2012, a decrease of 5% from 2011. The net interest margin percentage for 2012 was 3.31%, a decrease from 3.38% at December 31, 2011. The net interest margin remained stressed as assets matured, current reinvestment rates remained substantially lower than previous rates, and there was less opportunity to offset the future impact of the decline in income earned on assets as rates paid on liabilities approached 0%. The average yield on earning assets was 4.36% at December 31, 2012 compared to 4.76% at December 31, 2011. The cost of interest-bearing liabilities was 1.28% for 2012 compared to 1.68% for 2011.

•	Loans were $295,622 at December 31, 2012, which represented a decrease of $34,241 from December 31, 2011. Much of this decrease was the result of a continued lack of demand for loans in Mid-Wisconsin’s market areas and levels of charge-offs coupled with the regular pay downs and pay-offs of existing loans. Increased competition for creditworthy borrowers continues to adversely impact profits and Mid-Wisconsin Bank’s ability to attract and retain creditworthy borrowers.

•	Total deposits were $354,497 at December 31, 2012, down $27,123 from December 31, 2011, primarily due to the loss of one large deposit customer, decreased time deposits and Mid-Wisconsin’s continued efforts to reduce noncore funding sources.

•	Noninterest income for 2012 was $3,953. Excluding a legal settlement of $500, noninterest income was $3,787 for 2011. The increase between periods was due to mortgage banking income from the sales of residential real estate loans into the secondary market and an increase in other income from the recovery of fees from charged-off loans. These increases were offset in part by a decline in service fees of $106 primarily due to a general decrease in the amount of non-sufficient funds (“NSF”)/overdraft fees resulting from regulatory changes under the Dodd-Frank Act.

•	Noninterest expense for 2012, excluding foreclosure/OREO expense and legal and professional fees, decreased $1,991, or 13%, to $13,448, compared to 2011, primarily due to decreased salaries and employee benefits, occupancy expenses, data processing costs, FDIC expense and marketing expenses. Foreclosure/OREO expense was $1,284 for 2012 compared to $857 for 2011, primarily due to greater valuation adjustments on OREO properties and higher net losses on the sales of various foreclosed OREO properties. Legal and professional fees were $1,226 for 2012 compared to $891 for 2011 due to expenses related with the heightened levels of nonperforming assets and higher legal and consulting expenses related to the pending merger.

•	As of December 31, 2012, Mid-Wisconsin Bank’s tier one capital leverage ratio was 8.9% and total risk-based capital ratio was 15.2%, compared to 8.7% and 14.2%, respectively, at December 31, 2011. Mid-Wisconsin’s tier one capital leverage ratio was 9.6% and total risk-based capital ratio was 16.3%, compared to 9.6% and 15.6%, respectively, at December 31, 2011. All ratios are above the regulatory guidelines stipulated in Mid-Wisconsin Bank’s and Mid-Wisconsin’s agreements with their primary regulators.

Net Interest Income

Earnings are substantially dependent on net interest income, which is the difference between interest earned on investments and loans and the interest paid on deposits and other interest-bearing liabilities. Net interest income is directly impacted by the sensitivity of the balance sheet to changes in interest rates and by the amount and composition of earning assets and interest-bearing liabilities, including characteristics such as the fixed or variable nature of the financial instruments, contractual maturities, and repricing frequencies.

Comparison of 2012 versus 2011

The following table sets forth information regarding average balances, interest income or interest expense, and the average rates earned or paid for each of Mid-Wisconsin’s major asset, liabilities and shareholders’ equity categories for the years ended December 31, 2012, 2011, and 2010. Effective for 2012, interest income on tax-exempt loans and tax-exempt securities has not been adjusted to reflect the tax equivalent basis, since Mid-Wisconsin does not expect to realize all of the tax benefits associated with these securities.

Table 1: Average Balance Sheet and Net Interest Income Analysis

	Years Ended December 31,
	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	($ in thousands)
ASSETS
Earnings assets
Loans (1) (2) (3)	$318,174	$16,965	5.33%	$338,607	$18,980	5.61%	$355,575	$21,391	6.02%
Investment securities:
Taxable	96,220	2,003	2.08%	93,511	2,563	2.74%	85,925	3,216	3.74%
Tax-exempt (2)	11,291	345	3.06%	12,357	597	4.83%	10,003	544	5.43%
Federal funds sold	1,516	2	0.13%	12,296	16	0.13%	17,182	26	0.15%
Securities purchased under agreements to sell	—	—	0.00%	8,065	108	1.34%	3,833	65	1.70%
Other interest-earning assets	18,343	90	0.49%	3,512	39	1.11%	6,160	64	1.04%
Total earning assets	$445,544	$19,405	4.36%	$468,348	$22,303	4.76%	$478,678	$25,306	5.29%
Cash and due from banks	12,880			7,857			7,789
Other assets	22,887			26,737			27,797
Allowance for loan losses	(10,242)			(9,256)			(8,667)
Total assets	$471,069			$493,686			$505,597
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Interest-bearing demand	$38,715	$105	0.27%	$35,785	$164	0.46%	$35,100	$205	0.59%
Savings deposits	121,610	591	0.49%	116,802	902	0.77%	107,622	1,074	1.00%
Time deposits	138,606	2,166	1.56%	169,825	3,500	2.06%	199,942	5,123	2.56%
Short-term borrowings	14,977	78	0.52%	12,285	123	1.00%	10,410	95	0.91%
Long-term borrowings	37,001	1,499	4.05%	41,273	1,614	3.91%	42,561	1,670	3.92%
Subordinated debentures	10,310	198	1.92%	10,310	183	1.77%	10,310	595	5.77%
Total interest-bearing liabilities	$361,219	$4,637	1.28%	$386,280	$6,486	1.68%	$405,945	$8,762	2.16%
Noninterest-bearing demand deposits	68,464			61,798			52,208
Other liabilities	3,261			2,635			3,468
Stockholders’ equity	38,125			42,973			43,976
Total liabilities and stockholders’ equity	$471,069			$493,686			$505,597
Net interest income and rate spread		$14,768	3.08%		$15,817	3.08%		$16,544	3.13%
Net interest margin			3.31%			3.38%			3.46%

(1)	Nonaccrual loans are included in the daily average loan balances outstanding.

(2)	The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% and adjusted for the disallowance of interest expense for the 2011 and 2010 periods.

(3)	Interest income includes loan fees of $313 in 2012, $317 in 2011, and $387 in 2010.

Net interest income for 2012 was $14,768, down from taxable-equivalent net interest income of $15,817 for 2011. The decrease in net interest income was primarily attributable to unfavorable interest rate variances of $702 resulting from the impact of changes in the interest rate environment and product pricing and unfavorable volume variances of $347 due to changes in the balances and mix of interest earning assets and interest-bearing liabilities.

The net interest margin for 2012 was 3.31%, a decrease from the taxable-equivalent net interest margin of 3.38% in 2011. Yields on earning assets have declined year-over-year as elevated levels of liquidity have been reinvested in lower-yielding investment securities and interest-bearing deposits at other financial institutions and levels of nonaccrual loans remain above historical averages. The reduction in asset yields was offset by the decline in the cost of interest-bearing deposits due to a lower interest rate environment.

For 2012, the yield on earning assets of 4.36% was 40 basis points (“bps”) lower than 2011. Loan yields decreased 28 bps, to 5.33%, due to the impact of higher levels of nonaccrual loans, lower interest rates on the repricing of adjustable rate loans, soft loan demand, and competitive pricing pressures to retain and/or obtain creditworthy borrowers. The weighted-average yield on other earning assets decreased 64 bps to 1.92%, impacted by Mid-Wisconsin’s excess liquidity position as a result of soft loan demand being invested in lower-yielding assets.

The cost of interest-bearing liabilities of 1.28% for 2012 was 40 bps lower than 2011. The weighted-average cost of interest-bearing deposits was 0.96%, down 46 bps from 2011, while the weighted-average cost of wholesale funding (comprised of short-term borrowings and long-term borrowings) decreased 21 bps to 3.03% for 2012. Mid-Wisconsin’s subordinated debenture has $10,310 outstanding and a floating rate equal to the three-month LIBOR plus 1.43%, adjusted quarterly. The interest rate on the subordinated debentures at December 31, 2012 was 1.74%.

Average earning assets of $445,544 for 2012 were $22,804 lower than 2011. Average investment securities increased $1,643 to $107,511, reflecting Mid-Wisconsin’s excess liquidity position invested in lower-yielding assets rather than loans. Other interest-earning assets (comprised of federal funds sold, securities purchased under agreements to sell, and other interest-earning assets) decreased $4,014 to $19,859, due to the decrease in total average interest-bearing deposits and long-term borrowings. Due to the reduced liquidity needs, long-term borrowings have not been renewed as they mature. Interest income in 2012 of $19,405 decreased $2,898 from 2011 of which $1,080 of such decrease was due to unfavorable volume changes and $1,818 was due to unfavorable rate changes.

Average interest-bearing liabilities of $361,219 for 2012 were down $25,061 compared to 2011. Average interest-bearing deposits decreased $23,481 while noninterest-bearing deposits increased $6,666. Total average borrowings decreased $1,580 to $51,978.

For 2012, interest expense decreased $1,849 from the related 2011 amount of which $1,116 of such decrease was due to favorable rate changes and $733 was due to favorable volume changes. Management continues to manage the liability side of the net interest margin by adjusting short-term deposit rates to market.

Table 2: Volume/Rate Variance

	2012 vs. 2011			2011 vs. 2010
	Volume	Due to Rate (1)	Net	Volume	Due to Rate (1)	Net
	($ in thousands)
Loans (2)	($1,146)	($869)	($2,015)	($1,021)	($1,390)	($2,411)
Taxable investments	74	(634)	(560)	284	(937)	(653)
Tax-exempt investments (2)	(51)	(201)	(252)	128	(75)	53
Federal funds sold	(14)	—	(14)	(7)	(2)	(10)
Securities purchased under agreements to sell	(108)	—	(108)	72	(29)	43
Other interest-earning assets	165	(114)	51	(28)	2	(25)
Total earning assets	($1,080)	($1,818)	($2,898)	($572)	($2,431)	($3,003)

%
	2012 vs. 2011			2011 vs. 2010
	Volume	Due to Rate (1)	Net	Volume	Due to Rate (1)	Net
	($ in thousands)
Interest-bearing demand	$13	($72)	($59)	$4	($45)	($41)
Savings deposits	37	(348)	(311)	92	(264)	(172)
Time deposits	(643)	(691)	(1,334)	(771)	(852)	(1,623)
Short-term borrowings	27	(72)	(45)	17	11	28
Long-term borrowings	(167)	52	(115)	(50)	(6)	(56)
Subordinated debenture	—	15	15	—	(412)	(412)
Total interest-bearing liabilities	($733)	($1,116)	($1,849)	($708)	($1,568)	($2,276)
Net interest income	($347)	($702)	($1,049)	$136	($863)	($727)

(1)	The change in interest due to both rate and volume has been allocated to rate.

(2)	The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% and adjusted for the disallowance of interest expense for the 2011 and 2010 periods.

Table 3: Net Yield on Earning Assets

	December 31, 2012		December 31, 2011		December 31, 2010
	Yield	Change	Yield	Change	Yield	Change
Yield on earning assets (1)	4.36%	(0.40)%	4.76%	(0.53)%	5.29%	(0.45)%
Effective rate on all liabilities as a percentage of earning assets	1.05%	(0.33)%	1.38%	(0.45)%	1.83%	(0.38)%
Net yield on earning assets	3.31%	(0.07)%	3.38%	(0.08)%	3.46%	(0.07)%

(1)	The yield on tax-exempt loans and tax-exempt investment securities is computed on a tax-equivalent basis using a federal tax rate of 34% and adjusted for the disallowance of interest expense for the 2011 and 2010 periods.

Comparison of 2011 versus 2010

Taxable-equivalent net interest income was $15,817 for 2011, a decrease of 4% from 2010 primarily attributable to unfavorable rate variances as the impact of interest rates received on loans and other investments decreased more than the interest rates paid on deposits and other borrowings. Taxable-equivalent net interest income decreased $863 due to changes in rate and increased $136 due to changes in volume in 2011 as compared to 2010.

The taxable-equivalent net interest margin was 3.38% for 2011, down from 3.46% for 2010. For 2011, the yield on earning assets of 4.76% was 53 bps lower than 2010. Loan yields decreased 41 bps, to 5.61%, impacted by levels of nonaccrual loans, lower loan yields given the repricing of adjustable rate loans, soft loan demand, and competitive pricing pressures to retain and/or obtain creditworthy borrowers. The yield on investment securities decreased 94 bps to 2.98%, impacted by Mid-Wisconsin’s excess liquidity position being invested in lower-yielding investment securities resulting from soft loan demand during 2011 and the sale of $33,184 of investment securities during the latter half of 2010.

The cost of interest-bearing liabilities of 1.68% for 2011 was 48 bps lower than 2010. The average cost of interest-bearing deposits was 1.42%, down 45 bps due to decreasing deposit offering rates, while the cost of wholesale funding (comprised of short-term borrowings and long-term borrowings) decreased 9 bps to 3.24% for 2011. Mid-Wisconsin’s outstanding $10,310 of subordinated debentures had a fixed rate of 5.98% through December 15, 2010, after which they have had a floating rate equal to the three-month LIBOR plus 1.43%, adjusted quarterly. The interest rate on the subordinated debentures and the dividend rate on the trust preferred securities at December 31, 2011 was 1.98%.

Average earning assets of $468,348 for 2011 were $10,330 lower than the comparable 2010 period. Average investment securities grew $9,940 to $105,868, reflecting Mid-Wisconsin’s increased liquidity position invested in lower-yielding assets. Average loans decreased $16,968 to $338,607 as a result of soft loan demand, pay-offs and charge-offs. Taxable-equivalent interest income in 2011 of $22,303 decreased $3,003 from the related 2010 amount due to $572 in unfavorable earning asset volume changes and $2,431 in unfavorable rate variances.

Average interest-bearing liabilities of $386,280 for 2011 were down $19,665 compared to the related 2010 period. Average interest-bearing deposits decreased $20,252 while noninterest-bearing deposits increased $9,590. For 2011, interest expense decreased $2,276, of which $1,568 was due to favorable rate changes and $708 was due to favorable volume changes.

Provision for Loan Losses

The provision for loan losses in 2012 was $4,430, compared to $4,750 and $4,755 for 2011 and 2010, respectively. In consultation with banking regulators, during the second quarter of 2012, management changed various factors in the ALLL allocation methodology including changes to the historical loss rates and values assigned to qualitative factors utilized in the calculation of the ALLL. These changes accounted for approximately $248 of the provision for loan losses taken in 2012.

Net charge-offs were $4,668 for 2012, compared to $4,405 for 2011 and $3,241 for 2010. The level of charge-offs in 2012 was primarily due to management’s decision, made in consultation with the banking regulators, to charge-off certain impaired loans that were covered by specific reserve allocations identified in the ALLL. At December 31, 2012, the ALLL was $9,578, a decrease of $238 from December 31, 2011 and an increase of $107 over December 31, 2010. The ratio of the allowance for loans losses to total loans was 3.24%, 2.98%, and 2.79% for the years ended December 31, 2012, 2011, and 2010, respectively. Nonperforming loans at December 31, 2012, were $11,857, compared to $11,215 at December 31, 2011, and $11,550 at December 31, 2010, representing 4.01%, 3.40%, and 3.41% of total loans, respectively.

The provision for loan losses is predominantly a function of Mid-Wisconsin’s methodology and judgment as to qualitative and quantitative factors used to determine the adequacy of the ALLL. The adequacy of the ALLL is affected by changes in the size and character of the loan portfolio, changes in levels of impaired and other nonperforming loans, historical losses and delinquencies in each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing and future economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses. Mid-Wisconsin’s management believes the provision and the level of the ALLL conforms to Mid-Wisconsin’s policies and was adequate to cover anticipated and unexpected loan losses inherent in the loan portfolio as of December 31, 2012. However, Mid-Wisconsin may need to increase its provision for loan losses in the future should the quality of the loan portfolio decline or other factors used to determine the ALLL worsen. Please refer to the discussion under “Balance Sheet Analysis-Allowance for Loan Losses” and “Balance Sheet Analysis-Impaired Loans and Nonperforming Assets” for further information.

Noninterest Income

Table 4: Noninterest Income

	Years Ended December 31,			Change From Prior Year
($ in thousands)	2012	2011	2010	$ Change 2012	% Change 2012	$ Change 2011	% Change 2011
Service fees	$847	$953	$1,174	($106)	(11%)	($221)	(19%)
Trust service fees	1,103	1,066	1,103	37	3%	(37)	(3%)
Investment product commissions	176	221	221	(45)	(20%)	—	—%
Mortgage banking	504	523	955	(19)	(4%)	(432)	(45%)
Gain (loss) on sale of investments	21	(55)	1,054	76	138%	(1,109)	(105%)
Other	1,302	1,579	1,043	(277)	(18%)	536	51%
Total noninterest income	$3,953	$4,287	$5,550	($334)	(8%)	($1,263)	(23%)

Comparison of 2012 versus 2011

Noninterest income for 2012 was $3,953, down $334, or 8%, from 2011. Excluding a legal settlement of $500, which is included in “Other” for 2011, noninterest income increased $166 between related periods.

Service fees on deposit accounts for 2012 were $847, down $106, or 11%, from 2011. The year over year decline in service fees was primarily due to a general decrease in the amount of NSF/overdraft fees resulting from regulatory changes under the Dodd-Frank Act. Core fee-based revenues for future periods are expected to be lower than historical amounts due to regulatory changes.

The Wealth Management Services Group generates trust service fees and investment product commissions. Wealth Management income was $1,279 for 2012, down 1%, from 2011, primarily due to a decrease in volume of investment product sales which was primarily offset by increases in the market valuations of assets under management, on which trust service fees are based.

Mortgage banking income represents income received from the sale of residential real estate loans into the secondary market. Mortgage banking income for 2012 was $504, down slightly from $523 in 2011. Secondary mortgage production remained relatively unchanged at $32,000 for 2012 and 2011, respectively.

In 2012, Mid-Wisconsin recognized a $21 gain on the sale of an investment. The security sale was executed due to the fact we were unable to obtain financial information from the issuer to complete ongoing due diligence requirements of Mid-Wisconsin’s investment portfolio. In 2011, Mid-Wisconsin recognized a $55 loss on the sale of investments. The 2011 security sales were executed in an effort to increase the credit quality of Mid-Wisconsin’s investment portfolio.

In the first quarter of 2011, Mid-Wisconsin received a $500 legal settlement, the details of which are subject to a confidentiality agreement. Excluding this legal settlement, other noninterest income increased $223, or 21%, to $1,302 for 2012 compared to $1,079 in 2011, primarily due to $88 of fees recovered from charged-off loans, $19 of loan prepayment penalties, and $42 of ATM transaction fees and debit card interchange income earned in 2012.

Comparison of 2011 versus 2010

Noninterest income was $4,287 for 2011, down $1,263, or 23%, from 2010. Excluding a legal settlement of $500 and a $55 loss on the sale of investments in 2011 and the $1,054 gain on the sale of investments recognized in 2010, noninterest income for the year ended December 31, 2011 totaled $3,842, down $654, or 15%, compared to 2010.

Service fees on deposit accounts for 2011 were $953, down $221, or 19%, from 2010. The decline in service fees was due to a general decrease in the amount of NSF/overdraft fees collected due to regulatory changes under the Dodd-Frank Act and changes in customer behavior.

Trust service fees were $1,066 in 2011, down $37 from 2010, primarily due to a decrease in the valuations of assets under management, on which fees are based. Investment product commissions remained unchanged at $221 for 2011 and 2010.

During 2010, mortgage rates fell to historically low levels, prompting a wave of consumer refinancing activity generating $955 of mortgage banking income. Mortgage banking income increased in the third and fourth quarters of 2011 due to further declines in interest rates; however, even with the uptick in refinancing, the refinancing activity was not as high as 2010 levels.

Mid-Wisconsin recognized a $55 loss on the sale of investments in 2011. The security sales were executed in an effort to increase the credit quality of Mid-Wisconsin’s investment portfolio. Excluding the $500 legal settlement noted above, other operating income increased $36 to $1,079 in 2011 compared to $1,043 in 2010.

Noninterest Expense

Table 5: Noninterest Expense

	Years Ended December 31,			Change From Prior Year
($ in thousands)	2012	2011	2010	$ Change 2012	% Change 2012	$ Change 2011	% Change 2011
Salaries and employee benefits	$7,522	$8,561	$8,537	($1,039)	(12%)	$24	—%
Occupancy	1,665	1,769	1,830	(104)	(6%)	(61)	(3%)
Data processing	631	667	651	(36)	(5%)	16	2%
Foreclosure/OREO expense	1,284	857	243	427	50%	614	253%
Legal and professional fees	1,226	891	677	335	38%	214	32%
FDIC expense	1,011	1,117	1,036	(106)	(9%)	81	8%
Other	2,619	3,325	2,831	(706)	(21%)	494	17%
Total noninterest expense	$15,958	$17,187	$15,805	($1,229)	(7%)	$1,382	9%

Comparison of 2012 versus 2011

Total noninterest expense was $15,958 for 2012, a decrease of $1,229, or 7%, compared to 2011. Excluding foreclosure/OREO expense and legal and professional fees, total noninterest expense decreased $1,991, or 13%. The majority of the noninterest expense decrease was due to decreased salaries and employee benefits, marketing, loan servicing and other operating expenses. The decreases were offset by increases in foreclosure/OREO expense and legal and professional fees related to continued heightened levels of nonperforming assets and expenses relating to such nonperforming assets, and higher legal and consulting expenses related to the pending merger.

Salaries and employee benefits were $7,522 for 2012 a decrease of $1,039, or 12%, from 2011, primarily due to the decrease of full-time equivalent employees from 150 at December 31, 2011 to 132 at December 31, 2012. Occupancy expense decreased $104, or 6%, in 2012, due to decreased building maintenance, utility costs, depreciation and automobile expense, due in part to the 2011 closing of Mid-Wisconsin Bank’s branch located in Lake Tomahawk, Wisconsin as well as certain renegotiated contracts. During 2012, Mid-Wisconsin Bank’s branch located in Weston, Wisconsin, which was leased from a third party, was closed as well as the downtown Medford, Wisconsin branch. Data processing costs decreased $36, or 5%, due to decreased data processing maintenance costs.

Foreclosure/OREO expense consists of OREO carrying costs (maintenance, utilities, real estate taxes), valuation adjustments against the OREO carrying value, and gains or losses from the sale of OREO. Foreclosure/OREO expense increased $427 between the comparable years. Foreclosure/OREO expense for 2012 included $685 of valuation adjustments against the carrying costs of various foreclosed properties based on appraisals obtained during the period, compared to $628 in such valuation adjustments in 2011. Net losses on the sale of foreclosed properties were $141 for 2012 compared to net gains on the sale of foreclosed properties of $241 for 2011.

Legal and professional fees were $1,226 in 2012 an increase of $335, or 38%, primarily due to costs associated with problem loans, and legal and consultant fees related to the pending merger. The decrease in FDIC expense of $106 was primarily due to the decrease in Mid-Wisconsin Bank’s average assets, which is the basis of the FDIC assessment calculation. Other operating expenses decreased $706 compared to 2011, primarily due to a $432 decrease in marketing costs, which had been elevated in the 2011 period due to the introduction of a new deposit program at that time, and the decrease of other discretionary spending by delaying non-critical projects, workflow changes, and renegotiating vendor contracts.

Comparison of 2011 versus 2010

Total noninterest expense was $17,187 for the full year of 2011, an increase of $1,382, or 9%, over 2010 due primarily to increased foreclosure/OREO expenses, collection expenses, FDIC costs, and marketing and product expenses associated with a new suite of deposit products.

Foreclosure/OREO expense was $857 for the full year 2011 and consisted of $1,098 of OREO carrying costs offset by a $241 gain on the sales of various OREO properties. Foreclosure/OREO expense also included $628 of valuation adjustments against the carrying cost of various foreclosed properties based on appraisals obtained during 2011, compared to $159 in 2010. The majority of the remaining increase in foreclosure/OREO expense was due to real estate taxes and maintenance costs.

Legal and professional fees were $891in 2011, an increase of $214, or 32%, primarily due to higher legal costs associated with loan collection activities in 2011. An increase in FDIC expense of $81 was primarily due to increased deposit insurance rates due to a change in Mid-Wisconsin’s risk rating.

Other operating expenses were $3,325 for the full year 2011, an increase of $494 over 2010, primarily due to increased marketing costs and reward payments based on debit card usage associated with the introduction of a new deposit program. The new deposit program enhanced brand awareness across Mid-Wisconsin’s markets and increased balances in noninterest-bearing demand and savings deposits.

Income Taxes

Income tax expense for 2012 was $1,302 compared to $1,861 for 2011. During 2012, management determined a full valuation reserve of $5,315 against the net deferred tax asset was warranted, thereby resulting in income tax expense of $1,302 for the year. Based on consideration of all available evidence, both positive and negative, including historical losses which must be treated as substantial negative evidence, management determined a full valuation allowance was warranted at December 31, 2012. A $3,081 partial valuation allowance was determined to be necessary at December 31, 2011 to adjust deferred tax assets to the amount of net operating losses that were expected to be realized in the future.

Both Mid-Wisconsin and Mid-Wisconsin Bank pay federal and state income taxes on their consolidated net earnings. At December 31, 2012, tax net operating losses at Mid-Wisconsin of approximately $5,682 federal and $11,578 state are available to offset future taxable income.

BALANCE SHEET ANALYSIS

Securities

The investment securities portfolio is intended to provide Mid-Wisconsin Bank with adequate liquidity, flexible asset/liability management and a source of stable income. The portfolio is structured with minimum credit exposure to Mid-Wisconsin Bank. All securities are classified as available-for-sale and are carried at fair market value. Unrealized gains and losses are excluded from earnings but are reported as other comprehensive income in a separate component of shareholders’ equity, net of income tax. Premium amortization and discount accretion are recognized as adjustments to interest income using the interest method. Realized gains or losses on sales are based on the net proceeds and the adjusted carrying value amount of the securities sold using the specific identification method.

Table 6: Investment Securities Portfolio at Estimated Fair Value

	As of December 31,
	2012	2011	2010
	($ in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$14,719	$18,808	$22,567
Mortgage-backed securities	77,835	67,653	56,916
Obligations of states and political subdivisions	24,913	22,932	20,715
Corporate debt securities	838	832	961
Total debt securities	118,305	110,225	101,159
Equity securities	151	151	151
Total securities available-for-sale	$118,456	$110,376	$101,310

At December 31, 2012, the total carrying value of investment securities was $118,456, which was an increase of $8,080 compared to December 31, 2011 and represented 26% and 23% of total assets at December 31, 2012 and 2011, respectively. Primarily due to continued soft loan demand and the general decrease in overall loans, Mid-Wisconsin’s excess liquidity has continued to be invested in securities.

At December 31, 2012, with the exception of securities of the U.S. government and U.S. government agencies, the securities portfolio did not contain securities of any single issuer that were payable from and secured by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 10% of shareholders’ equity.

A summary of the investment portfolio is shown below:

Table 7: Investments

Investment Category	Rating	As of December 31, 2012		As of December 31, 2011
		Amount	%	Amount	%
		($ in thousands)
U.S. Treasury & Government Agencies Debt	AAA	$14,719	100%	$18,808	100%
	Total	$14,719	100%	$18,808	100%
U.S. Treasury & Government Agencies Debt as % of Total Investment Portfolio			12%		17%

Mortgage-Backed Securities	AAA	$77,792	100%	$67,588	100%
	AA3	—	—%	53	—%
	A1	32	—%	—	—%
	A+	11	—%	12	—%
	Baa2	—	—%	—	—%
	BA1	—	—%	—	—%
	BA3	—	—%	—	—%
	Total	$77,835	100%	$67,653	100%
Mortgage-Backed Securities as % of Total Investment Portfolio			66%		61%

Obligations of States and Political Subdivisions	AAA	$503	2%	$—	—%
	Aa1	5,668	23%	3,457	15%
	Aa2	6,456	26%	5,704	25%
	AA3	2,421	10%	3,363	15%
	A1	1,098	4%	990	4%
	A2	134	1%	—	—%
	Baa2	327	1%	337	1%
	NR	8,306	33%	9,081	40%
	Total	$24,913	100%	$22,932	100%
Obligations of States and Political Subdivisions as % of Total Investment Portfolio			21%		21%
Corporate Debt and Equity Securities	NR	$989	100%	$983	100%
	Total	$989	100%	$983	100%
Corporate Debt and Equity Securities as % of Total Investment Portfolio			1%		1%

Total Market Value of Securities Available-For-Sale		$118,456	100%	$110,376	100%

Obligations of States and Political Subdivisions (“municipal securities”): At December 31, 2012 and 2011, municipal securities were $24,913 and $22,932, respectively, and represented 21% of total investment securities based on fair value. The majority of municipal securities held are general obligations or essential service bonds. Municipal bond insurance company downgrades have resulted in credit downgrades in certain municipal securities; however, it has been determined that due to the large number of small investments in these obligations, Mid-Wisconsin Bank’s loss exposure on any particular obligation is minimal. The municipal portfolio is evaluated periodically for credit risk by a third party. As of December 31, 2012, the total fair value of municipal securities reflected a net unrealized gain of $1,216.

Mortgage-Backed Securities: At December 31, 2012 and 2011, mortgage-related securities (which include predominantly mortgage-backed securities and collateralized mortgage obligations issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac institutions that the government has affirmed its commitment to support) were $77,835 and $67,653, respectively, and represented 66% and 61%, respectively, of total investment securities based on fair value. The fair value of mortgage-related securities is subject to inherent risks based upon the future performance of the underlying collateral (mortgage loans) for these securities. Future performance may be impacted by prepayment risk and interest rate changes. The decline in fair value is attributable to changes in interest rates and not credit quality. Mid-Wisconsin does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery. As a result, Mid-Wisconsin does not consider these securities to be OTTI at December 31, 2012.

Corporate Debt and Equity Securities: At December 31, 2012 and 2011, corporate debt securities were $989 and $983, respectively, and represented 1% of total investment securities based on fair value. Corporate debt and equity securities include trust preferred debt securities, corporate bonds, and common equity securities. Corporate debt and equity securities included two trust preferred securities totaling $800, and other securities of $189 and $183 at December 31, 2012 and 2011, respectively. As of December 31, 2012, the interest payments on the two trust preferred securities were current.

FHLB Stock: Mid-Wisconsin had $1,303 and $2,306 of FHLB stock at December 31, 2012 and 2011, respectively. On April 18, 2012 the FHLB announced that the consensual cease and desist order with its regulator was terminated immediately. The FHLB can now declare quarterly dividends without the consent of its regulator, provided that: (i) the dividend payment is at or below the average three-month LIBOR for that quarter; and (ii) the dividend will not result in the FHLB’s retained earnings falling below their level at the previous year-end. The FHLB also has the option to seek regulatory approval to pay a higher dividend, if warranted. Mid-Wisconsin redeemed $1,003 of its excess FHLB capital stock in 2012 and has been informed that the FHLB will continue to repurchase excess stock on a quarterly basis.

Table 8: Investment Securities Portfolio Maturity Distribution as of December 31, 2012

	Within One Year		After One But Within Five Years		After Five but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	($ in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$—	0.00%	$10,246	2.06%	$4,473	1.67%	$—	0.00%	$14,719	1.94%
Mortgage-backed securities	107	3.75%	451	3.65%	16,330	2.83%	60,947	2.03%	77,835	2.21%
Obligations of states and political subdivisions	1,663	3.55%	7,215	3.92%	15,185	3.31%	850	3.73%	24,913	3.52%
Corporate debt securities	—	0.00%	25	4.98%	—	0.00%	964	3.08%	989	3.13%
Total securities available-for-sale	$1,770	3.56%	$17,937	2.85%	$35,988	2.89%	$62,761	2.07%	$118,456	2.46%

Loans

Mid-Wisconsin Bank services a diverse customer base throughout North Central Wisconsin including the following industries: agriculture (primarily dairy), retail, manufacturing, service, resort properties, timber and businesses supporting the general building industry. It continues to concentrate its efforts on originating loans in its local markets and assisting current loan customers. It actively utilizes government loan programs such as those provided by the U.S. Small Business Administration, U.S. Department of Agriculture, and USDA Farm Service Agency to help customers through current economic conditions and position their businesses for the future.

Total loans were $295,622 at December 31, 2012, a decrease of $34,241, or 10%, from December 31, 2011. This decrease was primarily the result of a lack of new credit-worthy borrowers, loan pay-offs, higher charge-offs, increased competition in Mid-Wisconsin’s market areas for credit-worthy borrowers, and the regular pay downs of existing loans.

Table 9: Loan Composition

	2012		2011		2010		2009		2008
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	($ in thousands)
Commercial business	$36,856	12%	$41,347	12%	$39,093	12%	$35,673	10%	$39,047	11%
Commercial real estate	115,924	39%	123,868	37%	132,079	39%	138,891	39%	127,209	34%
Real estate construction and land development	19,819	7%	28,708	9%	30,206	9%	35,417	10%	45,665	13%
Agricultural	43,418	15%	45,351	14%	39,671	12%	42,280	12%	43,345	12%
One-to-four family residential real estate	76,033	26%	85,614	26%	91,974	26%	99,116	27%	100,311	28%
Installment	3,572	1%	4,975	2%	6,147	2%	7,239	2%	8,804	2%
Total loans	$295,622	100%	$329,863	100%	$339,170	100%	$358,616	100%	$364,381	100%
Owner occupied	$68,204	59%	$70,412	57%	$83,115	63%	$88,002	63%	$54,749	43%
Non-owner occupied	47,720	41%	53,456	43%	48,964	37%	50,889	37%	72,460	57%
Commercial real estate	$115,924	100%	$123,868	100%	$132,079	100%	$138,891	100%	$127,209	100%
1–4 family construction	$785	4%	$1,837	6%	$967	3%	$3,523	10%	$4,757	10%
All other construction	19,034	96%	26,871	94%	29,239	97%	31,894	90%	40,908	90%
Real estate construction and land development	$19,819	100%	$28,708	100%	$30,206	100%	$35,417	100%	$45,665	100%

Commercial business loans, commercial real estate, real estate construction and land development loans and agricultural loans (hereby collectively referred to as the “Commercial” segment) comprised 73% of the loan portfolio at December 31, 2012. Such loans are considered to have more inherent risk of default than residential mortgage or installment loans. The Commercial balance per borrower is typically larger than that for residential mortgage loans, implying higher potential losses on an individual customer basis. Commercial loan growth throughout 2011 and 2012 has been negatively impacted by increased competition for credit-worthy borrowers, Mid-Wisconsin’s aggressive approach to recognizing risks associated with specific borrowers, and the acceleration of recognizing charge-offs of nonperforming loans in a timely manner.

Commercial business loans were $36,856 at December 31, 2012, a decrease of $4,491, or 11%, from December 31, 2011, and comprised 12% of total loans. The commercial business loan classification primarily consists of commercial loans to small businesses, multi-family residential income-producing real estate, and loans to municipalities. Loans of this type include a diverse range of industries. The credit risk related to commercial business loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations, or on the value of underlying collateral, if any.

The commercial real estate loan classification primarily includes commercial-based mortgage loans that are secured by nonfarm/nonresidential real estate properties. Commercial real estate loans totaled $115,924 at December 31, 2012, a decrease of $7,944, or 6%, from December 31, 2011 primarily due to the amount of gross charge-offs taken in 2012 and participation loan pay-offs received. Credit risk for this segment is managed by employing sound underwriting guidelines, lending primarily to borrowers in local markets, periodically evaluating the underlying collateral, and formally reviewing the borrower’s financial soundness and overall relationship on an ongoing basis.

Real estate construction and land development loans declined $8,889, or 31%, from December 31, 2011 to $19,819, representing 7% of the total loan portfolio at December 31, 2012, primarily due to loan pay-offs and pay downs received from borrowers. Loans in this segment provide financing for the acquisition or development of commercial income properties, multi-family residential development, and single-family consumer construction. Mid-Wisconsin controls the credit risk on these types of loans by making loans in familiar markets, underwriting the loans to meet the requirements of institutional investors in the secondary market, reviewing the merits of individual projects, controlling loan structure, and monitoring the progress of projects through the analysis of construction advances.

Agricultural loans totaled $43,418 at December 31, 2012, a decrease of 1,933, or 4%, from December 31, 2011. Loans in this segment include loans secured by farmland and financing for agricultural production.

Credit risk is managed by employing sound underwriting guidelines, periodically evaluating the underlying collateral, and formally reviewing the borrower’s financial soundness and relationship on an ongoing basis.

One-to-four family residential real estate loans totaled $76,033 at December 31, 2012, down $9,581, or 11%, from December 31, 2011. Residential mortgage loans include conventional first lien home mortgages and home equity loans. Home equity loans consist of home equity lines, and term loans, some of which are first lien positions. If the declines in market values that have occurred in the residential real estate markets worsen, particularly in Mid-Wisconsin’s market area, the value of collateral securing its real estate loans could decline further, which could cause an increase in the provision for loan losses. In light of the uncertainty that exists in the economy and credit markets, there can be no guarantee that Mid-Wisconsin will not experience additional deterioration resulting from a downturn in credit performance by its residential real estate loan customers. As part of its management of originating residential mortgage loans, nearly all of Mid-Wisconsin’s long-term, fixed-rate residential real estate mortgage loans are sold in the secondary market without retaining the servicing rights. At December 31, 2012, $2,042 of residential mortgages were being held for resale to the secondary market, compared to $2,163 at December 31, 2011.

Installment loans totaled $3,572 at December 31, 2012, down $1,403, or 28% compared to December 31, 2011, and represented 1% of the loan portfolio. The decline in aggregate installment loan balances is largely a result of the fact that Mid-Wisconsin experiences extensive competition from local credit unions offering low rates on installment loans and therefore has directed resources toward more profitable lending segments. Loans in this classification include short-term and other personal installment loans not secured by real estate. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers, monitoring payment histories, and taking appropriate collateral and guaranty positions.

Factors that are important to managing overall credit quality are sound loan underwriting and administration, systematic monitoring of existing loans and commitments, effective loan review on an ongoing basis, early problem loan identification and remedial action to minimize losses, an adequate ALLL, and sound nonaccrual and charge-off policies. An active credit risk management process is used for commercial loans to further ensure that sound and consistent credit decisions are made. The credit management process is regularly reviewed and the process has been modified over the past several years to further strengthen the controls and enhance the direct participation by Mid-Wisconsin Bank’s Board of Directors’ Loan Committee (“BLC”) in the credit process.

The loan portfolio is diversified by types of borrowers, industry groups, and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to multiple numbers of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Mid-Wisconsin Bank has also developed guidelines to manage its exposure to various types of concentration risks. At December 31, 2012, the commercial real estate concentration exceeded 30% of total loans in Mid-Wisconsin’s portfolio.

The following table presents the maturity distribution of the loan portfolio at December 31, 2012:

Table 10: Loan Maturity Distribution

	Loan Maturity
	One Year or Less	Over One Year to Five Years	Over Five Years
	($ in thousands)
Commercial business	$8,061	$26,472	$2,323
Commercial real estate	40,818	59,986	15,120
Real estate construction and land development	7,469	8,279	4,071
Agricultural	18,632	18,593	6,193
One-to-four family residential real estate	16,600	23,309	36,124
Installment	1,284	2,217	71
Total	$92,864	$138,856	$63,902

%
	Loan Maturity
	One Year or Less	Over One Year to Five Years	Over Five Years
	($ in thousands)
Fixed rate	$77,110	$118,296	$6,733
Variable rate	15,754	20,560	57,169
Total	$92,864	$138,856	$63,902

Credit Management Process Enhancements

Mid-Wisconsin’s Principal Executive Officer, Executive Vice President and Chief Credit Officer (collectively, “Executive Management”) have been focused on continued enhancements to credit management process to address credit quality and the effects of the economy. To enhance credit risk management, Mid-Wisconsin has taken several actions, including but not limited to: (i) the establishment of a credit administration function and hiring of a Chief Credit Officer; (ii) the expansion of its special assets and collection staff; (iii) the adoption of enhanced credit underwriting policies and procedures, including the requirement that exceptions to loan policies and procedures be approved by Executive Management; and (iv) requiring that loan officers prepare problem loan memos for all credits risk rated special mention and higher to identify risks and the remediation necessary to prevent continued credit quality declines in the loan portfolio. These changes have prompted a number of personnel changes among Mid-Wisconsin’s lending staff and in some instances the reassignment of duties and responsibilities among remaining staff members.

Additionally, while the board of directors has always provided oversight of the credit process, it has increased its involvement over the past several years. Three independent directors and the President comprise Mid-Wisconsin Bank’s BLC. The BLC meets at least twice each month (and other times as necessary) to review loan proposals for (i) secured loans risk rated acceptable or better and over $1,200; (ii) unsecured loans risk rated acceptable or better over $500; (iii) secured loans risk rated special mention or greater over $750; and (iv) unsecured loans risk rated special mention or greater over $100. All actions or proposed actions for all loans risk rated substandard or doubtful, or which have been adversely classified by regulatory agencies, must be approved by the BLC. Any secured loan over $7,000 or unsecured loan over $5,000 and all loan participations must be approved by the full board of directors. The BLC annually reviews all loan relationships risk rated acceptable or better and over $1,200, all loan relationships risk rated special mention and over $750, and all loan relationships risk rated substandard or doubtful. Delinquent loans are reviewed with the BLC on a regular basis.

Since 2009, the board’s Audit Committee has engaged the services of an independent third party to perform periodic reviews to evaluate the credit quality, internally assigned credit grades, loan administration and approval processes with respect to Mid-Wisconsin Bank’s loan portfolio. Three independent loan reviews were performed in 2012.

Allowance for Loan Losses

Credit risks within the loan portfolio are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and minimization of loan losses.

At December 31, 2012, the ALLL was $9,578, compared to $9,816 at December 31, 2011. The ALLL as a percentage of total loans was 3.24% and 2.98% at December 31, 2012 and 2011, respectively. The provision for loan losses for 2012 was $4,430, compared to $4,750 for 2011. Net charge-offs were $4,668 for 2012, compared to $4,405 for 2011. The ALLL for individually evaluated impaired loans was $4,104 and $3,300 at December 31, 2012 and 2011, respectively, or 11.1% and 19.1% of the respective impaired loan balances. In consultation with banking regulators, during the second quarter of 2012, management revised various factors in the ALLL allocation methodology, including, but not limited to, the following: (i) utilizing a three year rolling historical loss rate; (ii) revising the values assigned to qualitative factors; and (iii) classifying all troubled debt-restructurings and loans risk-rated substandard and doubtful as impaired and evaluating each individual loan for impairment based on the fair value of collateral. This change in methodology was a large reason for the increase in the amount impaired loans reported in 2012, as previously only substandard and doubtful loans with collateral shortfalls were classified as impaired. The ALLL applicable to loans evaluated collectively was $5,474, or 2.1% of the loans, at December 31, 2012 compared to $6,516, or 2.0% of the loans, at December 31, 2011.

The allocation methodology used by Mid-Wisconsin includes specific allocations for impaired loans evaluated individually for impairment with the remaining loan portfolio collectively evaluated as portfolio segments of homogenous loans for impairment based on a three year rolling historical loss rate and other qualitative factors. A specific reserve for the estimated collateral shortfall is established for all impaired loans if necessary based on the underlying fair value of the collateral. Impaired loans now include all troubled debt-restructurings, and loans risk-rated substandard and doubtful. Management allocates the remaining loan portfolio into portfolio segments of similar risk profile and the risk of loss is based on Mid-Wisconsin Bank’s historical loss specific to each loan portfolio segment. The historical loss ratio is now calculated by dividing the portfolios segment’s 36-month average annual charge-offs for each portfolio segment by the 36-month average balance. Qualitative factors used to allocate each specific loan segment include, but are not limited to, the following: (i) changes in lending policy and procedures; (ii) changes in economic and business conditions; (iii) changes in nature and volume of the loan portfolio; (iv) loan management; (v) volume of past due loans; (vi) changes in the value of underlying collateral; and (vii) loan concentrations.

The ALLL was 81%, 88% and 82% of nonperforming loans at December 31, 2012, 2011, and 2010, respectively. Gross charge-offs were $5,176 for 2012, $4,988 for 2011, and $4,034 for 2010, while recoveries for the corresponding periods were $508, $583, and $793, respectively. As a result, net charge-offs for 2012 were 1.47% of average loans, compared to 1.30% of average loans for 2011, and 0.91% of average loans for 2010. The 2012 increase over 2011 in net charge-offs of $263 was comprised of a $1,495 increase in charge-offs in the commercial business, commercial real estate, and one-to-four family residential real estate segments which were partially offset by a $1,232 decrease in charge-offs in real estate construction and land development, agricultural, and installment loan segments. Issues impacting asset quality included historically depressed economic factors, such as heightened unemployment, depressed commercial and residential real estate markets, volatile energy prices, and decreased consumer confidence. Declining collateral values have significantly contributed to Mid-Wisconsin’s historically elevated levels of nonperforming loans, net charge-offs, and ALLL. Mid-Wisconsin has been focused on implementing enhancements to the credit management process to address and enhance underwriting and risk-based pricing guidelines for commercial real estate and real estate construction and land development lending, as well as on new home equity and residential mortgage loans, to reduce potential exposure within these portfolio segments.

The largest portion of the ALLL at December 31, 2012 was allocated to commercial real estate loan segments of $4,806 and represented 49% of the total ALLL at year-end 2012 compared to 38% at year-end 2011. The increase in the amount allocated to the commercial real estate segment was attributable to the increase in the level of nonaccrual and other impaired loans in this category, and the $622 increase in the related specific valuation allowance assigned to these loans. The ALLL allocated to commercial business loans was $810 at December 31, 2012, a decrease of $194 from year-end 2011, and represented 9% of the ALLL at December 31, 2012, compared to 10% at year-end 2011. The decrease in the commercial business ALLL reserve allocation was due to the $4,491 decrease in the balance of loans in this segment from December 31, 2011. At December 31, 2012, the ALLL allocated to real estate construction and land development was $1,206, compared to $1,320 at December 31, 2011, representing 13% of the ALLL at both December 31, 2012 and 2011. The allocation to real estate construction and land development decreased as the loan balances in the segment decreased $8,889 from December 31, 2011. The ALLL allocation to agricultural loans decreased to 5% at December 31, 2012 from 12% at December 31, 2011. Agricultural loans risk rated acceptable or better have improved since December 31, 2011. The ALLL allocation to one-to-four family residential real estate loans decreased to 23% of the ALLL at December 31, 2012, compared to 26% at December 31, 2011. One-to-four family residential real estate loans as a percent of the total loan portfolio were 26% at December 31, 2012, which was the same percentage as year-end 2011. The ALLL allocation to installment loans was 1.0% at December 31, 2012 and 2011, respectively. Management (i) performs ongoing intensive analyses of its loan portfolios to allow for early identification of customers experiencing financial difficulties, (ii) maintains prudent underwriting standards, (iii) understands the economy in its markets, and (iv) considers the trend of deterioration in loan quality in establishing the level of the ALLL.

Mid-Wisconsin believes that at December 31, 2012, the ALLL was appropriate to absorb probable incurred losses on existing loans that may become uncollectible; however, given the conditions in the real estate markets and economy in general, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future. Consolidated net income and shareholders’ equity could be affected if management’s estimate of the ALLL necessary to cover expected losses is subsequently materially different, requiring a change in the level of provision for loan losses to be recorded. While management uses currently available information to recognize losses on loans, future adjustments to the ALLL may be necessary based on newly received appraisals, updated commercial customer financial statements, rapidly deteriorating customer cash flow, and changes in economic conditions that affect Mid-Wisconsin’s customers. Additionally, larger credit relationships do not necessarily create more allowance directly but can create wider fluctuations in net charge-offs and asset quality measures compared to Mid-Wisconsin’s longer historical trends. As an integral part of their examination process, various federal and state regulatory agencies also review the ALLL. Such agencies may require additions to the ALLL or may require that certain loan balances be charged-off or downgraded into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examination.

Table 11: Loan Loss Experience

	Years Ended December 31,
	2012		2011		2010		2009		2008
					($ in thousands)
Allowance for loan losses:
Balance at beginning of year	$9,816		$9,471		$7,957		$4,542		$4,174
Loans charged-off:
Commercial business	339		173		435		608		299
Commercial real estate	3,072		2,005		1,490		1,990		1,469
Real estate construction and land development	312		1,295		537		1,556		186
Agricultural	31		203		206		38		25
Total commercial	3,754		3,676		2,668		4,192		1,979
One-to-four family residential real estate	1,373		1,067		1,207		964		895
Installment	49		245		159		127		195
Total loans charged-off	5,176		4,988		4,034		5,283		3,069
Recoveries of loans previously charged-off:
Commercial business	61		37		167		4		122
Commercial real estate	152		135		275		151		16
Real estate construction and land development	60		134		149		—		—
Agricultural	106		90		86		4		7
Total commercial	379		396		677		159		145
One-to-four family residential real estate	104		101		83		13		53
Installment	25		86		33		20		39
Total recoveries	508		583		793		192		237
Total net charge-offs	4,668		4,405		3,241		5,091		2,832
Provision for loan losses	4,430		4,750		4,755		8,506		3,200
Balance at end of year	$9,578		$9,816		$9,471		$7,957		$4,542
Ratios at end of year:
Allowance for loan losses to total loans	3.24%		2.98%		2.79%		2.22%		1.25%
Allowance for loan losses to net charge-offs	2.1	x	2.2	x	2.9	x	1.6	x	1.6	x
Net charge-offs to average loans	1.47%		1.30%		0.91%		1.40%		0.78%
Net loan charge-offs (recoveries):
Commercial business	$278		$136		$268		$604		$177
Commercial real estate	2,920		1,870		1,215		1,839		1,453
Real estate construction and land development	252		1,161		388		1,556		186
Agricultural	(75)		113		120		34		18
Total commercial	3,375		3,280		1,991		4,033		1,834
One-to-four family residential real estate	1,269		966		1,124		951		842
Installment	24		159		126		107		156
Total net charge-offs	$4,668		$4,405		$3,241		$5,091		$2,832
Commercial Real Estate and Construction net charge-off detail:
Owner occupied	$1,363		$1,431		$502		$757		$1,078
Non-owner occupied	1,557		439		713		1,082		375
Commercial real estate	$2,920		$1,870		$1,215		$1,839		$1,453
1–4 family construction	$—		$—		($18)		$33		$186
All other construction	252		1,161		406		1,523		—
Real estate construction and land development	$252		$1,161		$388		$1,556		$186

Average loans	318,174		338,607		355,575		363,966		361,883

The allocation of the ALLL for each of the past five years is based on Mid-Wisconsin’s estimate of loss exposure by category of loans as shown in Table 12.

Table 12: Allocation of the Allowance for Loan Losses as of December 31:

($ in thousands)	2012	% of Loan Type to Total Loans	2011	% of Loan Type to Total Loans	2010	% of Loan Type to Total Loans	2009	% of Loan Type to Total Loans	2008	% of Loan Type to Total Loans
ALLL allocation:
Commercial business	$810	12%	$1,004	12%	$536	12%	$497	10%	$295	11%
Commercial real estate	4,806	39%	3,685	37%	4,320	39%	3,954	39%	1,836	34%
Real estate construction and land development	1,206	7%	1,320	9%	1,278	9%	685	10%	836	13%
Agricultural	452	15%	1,139	14%	1,146	12%	981	12%	450	12%
Total commercial	7,274	73%	7,148	72%	7,280	72%	6,117	71%	3,417	70%
One-to-four family residential real estate	2,215	26%	2,530	26%	2,060	26%	1,753	27%	1,010	28%
Installment	89	1%	138	2%	131	2%	87	2%	115	2%
Total allowance for loan losses	$9,578	100%	$9,816	100%	$9,471	100%	$7,957	100%	$4,542	100%

ALLL category as a percent of total ALLL:
Commercial business	9%		10%		6%		6%		7%
Commercial real estate	49%		38%		46%		50%		40%
Real estate construction and land development	13%		13%		13%		9%		18%
Agricultural	5%		12%		12%		12%		10%
Total commercial	76%		73%		77%		77%		75%
One-to-four family residential real estate	23%		26%		22%		22%		22%
Installment	1%		1%		1%		1%		3%
Total allowance for loan losses	100%		100%		100%		100%		100%

Impaired Loans and Nonperforming Assets

As part of its overall credit risk management process, management has been committed to an aggressive problem loan identification philosophy. This philosophy has been implemented through the ongoing monitoring and review of all pools of risk in the loan portfolio to ensure that problem loans are identified early and the risk of loss is minimized.

Nonperforming loans are considered one indicator of potential future loan losses. Nonperforming loans are defined as nonaccrual loans, including those defined as impaired under current accounting standards, loans 90 days or more past due but still accruing interest, and nonaccrual restructured loans. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately. Previously accrued and uncollected interest on such loans is reversed, amortization of related loan fees is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash after a determination has been made that the principal balance of the loan is collectible. If collectability of the principal is in doubt, payments received are applied to loan principal.

Nonperforming loans were $11,857 at December 31, 2012, compared to $11,215 at year-end 2011. Total nonperforming loans have increased $642, or 6%, since year-end 2011.

At December 31, 2012, Mid-Wisconsin had total restructured loans of $11,708, which consisted of $5,008 in accruing and performing loans in accordance with their modified terms and $6,700 classified as nonaccrual loans, compared to total restructured loans of $12,887 at December 31, 2011 which consisted of $7,541 performing in accordance with their modified terms and $5,346 classified as nonaccrual loans.

The level of potential problem loans is another predominant factor in determining the relative level of risk in the loan portfolio and in determining the adequacy of the ALLL. Potential problem loans are generally defined by management to include performing loans rated as substandard by management, but having circumstances present which might adversely affect the ability of the borrower to comply with present repayment terms. The decision of management to include performing loans in potential problem loans does not necessarily mean that Mid-Wisconsin expects losses to occur, but that management recognizes a higher degree of risk associated with these loans. Potential problem loans are predominantly commercial loans covering a diverse range of businesses and real estate property types. Effective June 30, 2012, management classifies all potential problem loans as impaired loans in the ALLL calculation. At December 31, 2011, potential problem loans totaled $23,124. Identifying potential problem loans requires a heightened management review of the pace at which a credit may deteriorate, the duration of asset quality stress, and uncertainty around the magnitude and scope of economic stress that may be felt by Mid-Wisconsin’s customers and on underlying real estate values.

OREO was $4,200 at December 31, 2012, compared to $4,404 at December 31, 2011 and $4,230 at December 31, 2010. Net losses on sales of OREO were $141 for 2012 compared to net gains of $241 and $187 for 2011 and 2010, respectively. Write-downs on OREO were $685, $628, and $159 for 2012, 2011, and 2010, respectively. Management actively seeks to ensure properties held are monitored to minimize Mid-Wisconsin’s risk of loss. Evaluations of the fair market value of the OREO properties are done quarterly and valuation adjustments, if necessary, are recorded in Mid-Wisconsin’s consolidated financial statements.

Table 13: Nonperforming Loans and OREO

	2012	2011	2010	2009	2008
	($ in thousands)
Nonaccrual loans:
Commercial	$7,810	$7,329	$8,369	$9,645	$5,668
Agricultural	440	134	440	939	737
One-to-four family residential real estate	3,602	3,726	2,729	3,321	2,081
Installment	—	5	2	19	463
Total nonaccrual loans	11,852	11,194	11,540	13,924	8,949
Accruing loans past due 90 days or more	5	21	10	18	36
Total nonperforming loans	11,857	11,215	11,550	13,942	8,985
OREO	4,200	4,404	4,230	1,808	2,556
Other repossessed assets	—	60	—	450	5
Investment security (Trust Preferred)	—	—	136	211	—
Total nonperforming assets (1)	$16,057	$15,679	$15,916	$16,411	$11,546
Restructured loans accruing
Commercial	$4,189	$5,908	$278	$151	$569
Agricultural	361	201	—	—	—
One-to-four family residential real estate	442	1,411	987	—	—
Installment	16	21	—	—	—
Total restructured loans accruing	$5,008	$7,541	$1,265	$151	$569
RATIOS
Nonperforming loans to total loans	4.01%	3.40%	3.41%	3.89%	2.47%
Nonperforming assets to total loans plus OREO	5.36%	4.69%	4.63%	4.55%	3.15%
Nonperforming assets to total assets	3.54%	3.21%	3.13%	3.25%	2.33%
ALL to nonperforming loans	81%	88%	82%	57%	51%
ALL to total loans at end of year	3.24%	2.98%	2.79%	2.22%	1.25%
Nonperforming assets by type:
Commercial business	$1,125	$734	$54	$40	$160
Commercial real estate	6,539	4,076	5,671	8,858	3,183
Real estate construction and land development	146	2,519	2,644	747	2,325
Total commercial	7,810	7,329	8,369	9,645	5,668
Agricultural	440	134	440	939	737
One-to-four family residential real estate	3,602	3,726	2,729	3,321	2,081
Installment	5	26	12	37	499
Total nonperforming loans	11,857	11,215	11,550	13,942	8,985
Commercial real estate owned	3,536	4,116	3,683	1,523	1,827
Real estate residential owned	664	288	547	285	729

%
	2012	2011	2010	2009	2008
	($ in thousands)
Total OREO	4,200	4,404	4,230	1,808	2,556
Other repossessed assets	—	60	—	450	5
Investment security (Trust Preferred)	—	—	136	211	—
Total nonperforming assets	$16,057	$15,679	$15,916	$16,411	$11,546
CRE and Construction nonperforming loan detail:
Owner occupied	$2,361	$2,697	$4,228	$5,798	$2,255
Non-owner occupied	4,178	1,379	1,443	3,060	928
Commercial real estate	$6,539	$4,076	$5,671	$8,858	$3,183
1–4 family construction	$—	$—	$—	$—	$296
All other construction	146	2,519	2,644	747	2,029
Real estate construction and land development	$146	$2,519	$2,644	$747	$2,325

(1)	Beginning in 2012, the Company excluded restructured loans accruing interest from its definition of nonperforming loans. The definition of nonperforming assets now consists of nonaccrual loans, loans past due 90 days or more and still accruing interest, other real estate owned and other repossessed assets. As a result, certain prior period reclassification and disclosures have been made to the new definition.

The following table shows the approximate gross interest that would have been recorded if the loans accounted for on nonaccrual basis and restructured loans for the years ended as indicated had performed in accordance with their original terms, in contrast to the amount of interest income that was included in interest income for the period.

Table 14: Foregone Loan Interest

	Years Ended December 31,
	2012	2011	2010
	($ in thousands)
Interest income in accordance with original terms	$719	$452	$819
Interest income recognized	(333)	(139)	(197)
Reduction in interest income	$386	$313	$622

Deposits

Deposits represent Mid-Wisconsin’s largest source of funds. Mid-Wisconsin competes with other bank and nonbank institutions for deposits, as well as with a growing number of non-deposit investment alternatives available to depositors, such as mutual funds, money market funds, annuities, and other brokerage investment products. Competition for deposits remains high. Challenges to deposit growth include price changes on deposit products given movements in the rate environment, and customer preferences regarding higher-costing deposit products or non-deposit investment alternatives. A stipulation of Mid-Wisconsin Bank’s agreement (“Agreement”) with the FDIC and WDFI limits the rates of interest it may set on its deposit products. As a result, Mid-Wisconsin Bank’s ability to attract deposits based on rate competition is limited to a certain degree and its focus remains on expanding existing customer relationships.

At December 31, 2012, total deposits were $354,497, down $27,123, or 7%, from 2011, primarily due to the loss of one large depositor’s savings deposits, decreased time deposits, and Mid-Wisconsin’s strategy to continue to reduce noncore funding sources.

Time deposits were $118,366 at December 31, 2012, down $17,774 from December 31, 2011, as Mid-Wisconsin has not been as aggressive in bidding for municipal funds and customers have moved time deposits into liquid, short-term, non-maturing deposits as time deposit rates have decreased to levels relative to certain non-maturity deposit accounts.

Due to Mid-Wisconsin’s reduced liquidity needs, brokered certificate of deposits were not renewed in 2012 as they matured.

Table 15: Deposit Distribution

	2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	($ in thousands)
Noninterest-bearing demand deposits	$76,705	22%	$70,790	19%	$60,446	15%
Interest-bearing demand deposits	41,311	12%	39,160	10%	39,462	10%
Savings deposits	111,842	32%	120,513	32%	114,515	29%
Time deposits	118,366	32%	136,140	35%	159,201	39%
Brokered certificates of deposit	6,273	2%	15,017	4%	26,986	7%
Total	$354,497	100%	$381,620	100%	$400,610	100%

Table 16: Maturity Distribution of Certificates of Deposit of $100,000 or More

	Years Ended December 31,
	2012	2011
	($ in thousands)
3 months or less	$18,178	$13,693
Over 3 months through 6 months	3,762	3,734
Over 6 months through 12 months	7,343	13,730
Over 12 months	7,980	15,538
Total	$37,263	$46,695

Other Funding Sources

Other funding sources, which include short-term and long-term borrowings, were $59,810 and $64,026 at December 31, 2012 and 2011, respectively. Short-term borrowings consist of corporate repurchase agreements which totaled $13,439 at December 31, 2012 and $13,655 at December 31, 2011. Long-term borrowings at December 31, 2012 were $36,061, a decrease of $4,000 from December 31, 2011 and attributable to the maturity of FHLB advances during the year that were not replaced. Also included in long-term borrowings are trust preferred securities. In 2005, Mid-Wisconsin Statutory Trust I (the “Trust”), a Delaware business trust subsidiary of Mid-Wisconsin, issued $10,000 in trust preferred securities. The trust preferred securities were sold in a private placement to institutional investors. The Trust used the proceeds from the offering along with Mid-Wisconsin’s common ownership investment to purchase $10,310 of Mid-Wisconsin’s junior subordinated debentures. The trust preferred securities and the junior subordinated debentures mature on December 15, 2035 and had a fixed rate of 5.98% until December 15, 2010. They now have a floating rate of the three-month LIBOR plus 1.43%, adjusted quarterly. The interest rates on the subordinated debentures and dividend rates on the trust preferred securities were 1.74% and 1.98% at December 31, 2012 and 2011, respectively.

The following information relates to securities sold under repurchase agreements at December 31:

Table 17: Short-Term Borrowings

	Years Ended December 31,
	2012	2011	2010
	($ in thousands)
Balance end of year	$13,439	$13,655	$9,512
Average balance outstanding during year	$14,977	$12,285	$10,411
Maximum month-end balance outstanding	$18,356	$15,817	$18,329
Weighted average rate on amounts outstanding during year	0.52%	1.00%	0.69%
Weighted average rate on amounts outstanding at end of year	0.23%	0.46%	0.49%

At December 31, 2012, Mid-Wisconsin Bank and Mid-Wisconsin had additional sources of liquidity available through pre-approved overnight federal funds lines of credit with corresponding banks, the Federal Reserve discount window and other long term borrowing agreements totaling $24,636.

Off-Balance Sheet Obligations

As of December 31, 2012 and 2011, Mid-Wisconsin had the following commitments, which do not appear on its balance sheet:

Table 18: Commitments

	2012	2011
	($ in thousands)
Commitments to extend credit:
Fixed rate	$17,117	$17,163
Adjustable rate	25,255	23,515
Standby and irrevocable letters of credit-fixed rate	4,018	3,737
Credit card commitments	2,834	3,541

Contractual Obligations

Mid-Wisconsin is party to various contractual obligations requiring the use of funds as part of its normal operations. The table below outlines principal amounts and timing of these obligations, excluding amounts due for interest, if applicable. Most of these obligations are routinely refinanced into similar replacement obligations. However, renewal of these obligations is dependent on Mid-Wisconsin’s ability to offer competitive interest rates, liquidity needs, or availability of collateral for pledging purposes.

Table 19: Contractual Obligations as of December 31, 2012

	Payments due by period
	Total	< 1 year	1–3 years	3–5 years	> 5 years
	($ in thousands)
Subordinated debentures	$10,310	$—	$—	$—	$10,310
Other long-term borrowings	10,000	—	10,000	—	—
FHLB borrowings	26,061	2,000	24,061	—	—
Total long-term borrowing obligations	$46,371	$2,000	$34,061	$—	$10,310

Also, Mid-Wisconsin has liabilities due to directors for services rendered with various payment terms depending on their anticipated retirement date or their election of payout terms following retirement. The total liability at December 31, 2012 for current and retired directors is $438.

Liquidity

Liquidity management refers to the ability to ensure that cash is available in a timely and cost-effective manner to meet cash flow requirements of depositors and borrowers and to meet other commitments as they fall due, including the ability to pay dividends to shareholders, service debt, invest in subsidiaries, repurchase common stock, and satisfy other operating requirements.

Funds are available from a number of basic banking activity sources, primarily from the core deposit base and from the repayment and maturity of loans and investment securities. Additionally, liquidity is available from the sale of investment securities and brokered deposits. Volatility or disruptions in the capital markets may impact Mid-Wisconsin’s ability to access certain liquidity sources.

While dividends and service fees from Mid-Wisconsin Bank and proceeds from the issuance of capital have historically been the primary funding sources for Mid-Wisconsin, these sources could be limited or costly (such as by regulation increasing the capital needs of Mid-Wisconsin Bank, or by limited appetite for new sales of Mid-Wisconsin stock). No dividends have been received in cash from Mid-Wisconsin Bank since 2006. Also, as discussed in the “Capital” section below, Mid-Wisconsin’s agreement with the Federal Reserve Bank of Minneapolis (the “Federal Reserve Bank”) and Mid-Wisconsin Bank’s Agreement with the FDIC and WDFI placed restrictions on the payment of dividends from Mid-Wisconsin Bank to Mid-Wisconsin without prior regulatory approval. Mid-Wisconsin’s written agreement with the Federal Reserve Bank also requires the written consent of the Federal Reserve Bank to pay dividends to Mid-Wisconsin’s shareholders.

Mid-Wisconsin is also prohibited from paying dividends on its common stock if it fails to make distributions or required payments on its junior subordinated debentures or on the Preferred Stock. In consultation with the Federal Reserve Bank, on May 12, 2011, Mid-Wisconsin exercised its rights to suspend dividends on the outstanding Preferred Stock and has also elected to defer interest on the junior subordinated debentures. On December 31, 2012, Mid-Wisconsin had $1,066 accrued and unpaid dividends on the Preferred Stock and $344 accrued and unpaid interest due on its junior subordinated debentures.

Investment securities are an important tool to Mid-Wisconsin’s liquidity objectives. All investment securities are classified as available-for-sale and are reported at fair value on the consolidated balance sheet. Approximately $69,965 of the $118,456 investment securities portfolio on hand at December 31, 2012, were pledged to secure public deposits, short-term borrowings, and for other purposes as required by law. The majority of the remaining securities could be sold to enhance liquidity, if necessary.

The scheduled maturity of loans could also provide a source of additional liquidity. Factors affecting liquidity relative to loans are loan renewals, origination volumes, prepayment rates, and maturity of the existing loan portfolio. Mid-Wisconsin Bank’s liquidity position is influenced by changes in interest rates, economic conditions, and competition. Conversely, loan demand may require other sources of funding that could be more costly than deposits.

Deposits are another source of liquidity for Mid-Wisconsin Bank. Deposit liquidity is affected by core deposit growth levels, certificates of deposit maturity structure, and retention and diversification of wholesale funding sources. Deposit outflows would require Mid-Wisconsin Bank to access alternative funding sources which may not be as liquid and may be more costly.

Other funding sources for Mid-Wisconsin Bank are in the form of short-term borrowings (corporate repurchase agreements, and federal funds purchased), and long-term borrowings. Short-term borrowings can be renewed and do not represent an immediate need to repay cash. Long-term borrowings are used for asset/liability matching purposes and to access more favorable interest rates than deposits. Mid-Wisconsin Bank’s liquidity resources were sufficient in 2012 to fund Mid-Wisconsin’s loans and to meet other cash needs when necessary.

At December 31, 2012 and 2011, Mid-Wisconsin held $2,295 and $2,743, respectively, in total cash and due from banks on an unconsolidated basis. The Bank Holding Company Act of 1956, as amended, requires that “a bank holding company shall serve as a source of financial and managerial strength to its subsidiary banks and shall not conduct its operations in an unsafe or unsound manner.” Pursuant to this mandate, Mid-Wisconsin has continued to monitor the capital strength and liquidity of Mid-Wisconsin Bank.

Interest Rate Sensitivity Gap Analysis

The primary market risk faced by Mid-Wisconsin is interest rate risk. The table reflects a cumulative positive interest sensitivity gap position, i.e. more rate sensitive assets maturing than rate sensitive liabilities. Mid-Wisconsin management extensively evaluates the cumulative gap position at the one and two-year time frames. At those time intervals the cumulative maturity gap was within management’s established guidelines of 60% to 120%.

Table 20: Interest Rate Sensitivity Gap Analysis

	December 31, 2012
	0–90 Days	91–180 Days	181–365 Days	1–5 Years	Beyond 5 Years	Total
	($ in thousands)
Earning Assets:
Loans	$53,200	$33,075	$48,254	$135,559	$25,534	$295,622
Securities	6,761	7,868	12,676	56,365	34,786	118,456
Other earning assets	10,122	—	—	—	—	10,122
Total	$70,083	$40,943	$60,930	$191,924	$60,320	$424,200

Cumulative rate sensitive assets	$70,083	$111,026	$171,956	$363,880	$424,200
Interest-bearing liabilities:
Interest-bearing deposits (1)	$50,296	$37,115	$66,499	$67,101	$56,781	$277,792
Borrowings	13,439	2,000	—	34,061	—	49,500
Subordinated debentures	—	—	—	—	10,310	10,310
Total	$63,735	$39,115	$66,499	$101,162	$67,091	$337,602

Cumulative interest sensitive liabilities	$63,735	$102,850	$169,349	$270,511	$337,602

Interest sensitivity gap	$6,348	$1,828	($5,569)	$90,762	($6,771)

Cumulative interest sensitivity gap	$6,348	$8,176	$2,607	$93,369	$86,598

Cumulative ratio of rate sensitive assets to rate sensitive liabilities	110.0%	107.9%	101.5%	134.5%	125.7%

In order to limit exposure to interest rate risk, management monitors the liquidity and gap analysis on a monthly basis and adjust pricing, term and product offerings when necessary to stay within applicable guidelines and maximize effectiveness of asset/liability management.

Mid-Wisconsin’s management also estimates the effect a sudden change in interest rates could have on expected net interest income through income simulation. The simulation is run using the prime rate as the base with the assumption of rates increasing 100, 200, 300 and 400 basis points or decreasing 100 or 200 basis points. All rates are increased or decreased parallel to the change in prime rate. The simulation assumes a static mix of assets and liabilities. These results are based solely on the modeled changes in the market rates and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve, changes in spreads between key market rates, or changes in consumer or business behavior. These results also do not include any management action to mitigate potential income variances within the modeled process. Actual net interest income is largely impacted by the allocation of assets, liabilities and product mix. The simulation results are one indicator of interest rate risk. Management also estimates the effect changes in the yield curve may have on net interest income through various non-parallel rate shifts. Several scenarios are run for extended projection time frames.

Management continually reviews Mid-Wisconsin’s interest rate risk position through Mid-Wisconsin’s Asset/Liability Committee process. This is also reported to the board of directors through the Board Investment Committee on a bi-monthly basis.

Proposed Merger

On November 28, 2012, Mid-Wisconsin entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nicolet Bankshares, Inc. (“Nicolet”), the holding company of Nicolet National Bank. Pursuant to the terms of the Merger Agreement, Mid-Wisconsin will be merged with and into Nicolet in a stock for stock transaction creating one of the largest community banks in Wisconsin. The transactions contemplated by the Merger Agreement are expected to be completed in the second quarter of 2013 and are contingent on customary conditions, including regulatory approval and the approval of the shareholders of both Mid-Wisconsin and Nicolet.

Under the terms of the Merger Agreement, Mid-Wisconsin’s shareholders will generally receive 0.3727 shares of Nicolet common stock; however, in certain limited circumstances Mid-Wisconsin’s shareholders will receive cash in the amount of $6.15 per share of Mid-Wisconsin common stock in lieu of Nicolet stock. The specifics of such payments are described in the Merger Agreement. As a condition of the merger, Mid-Wisconsin shall have redeemed by the closing of the merger its Preferred Stock plus all accrued and unpaid dividends thereon and shall have brought current the junior subordinated debentures. If such repayments are not permitted by Mid-Wisconsin’s regulatory authorities, Nicolet shall purchase the Preferred Stock for a price, not to exceed $12,000 and shall pay all accrued but unpaid interest on the junior subordinated debentures.

Capital

Mid-Wisconsin’s management regularly reviews the adequacy of Mid-Wisconsin’s capital to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. Management actively reviews capital strategies for Mid-Wisconsin and Mid-Wisconsin Bank in light of perceived business risks associated with current and prospective earning levels, liquidity, asset quality, economic conditions in the markets served, and level of dividends available to shareholders.

As of December 31, 2012 and 2011, the tier 1 risk-based capital ratio, total risk-based capital (tier 1 and tier 2) ratio, and tier 1 leverage ratio for Mid-Wisconsin and Mid-Wisconsin Bank were in excess of regulatory minimum requirements, as well as the heightened requirements as set forth in Mid-Wisconsin Bank’s Agreement with the FDIC and WDFI. In the second quarter of 2012, the federal bank regulatory agencies issued joint proposed rules that would implement an international capital accord called “Basel III,” developed by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors. The proposed rules would apply to all depository organizations in the United States and most of their parent companies and would increase minimum capital ratios, add a new minimum common equity ratio, add a new capital conservation buffer, and would change the risk-weightings of certain assets for the purposes of calculating certain capital ratios. The proposed changes were intended to be phased in from 2013 through 2019. The comment period on the proposed rules expired on October 22, 2012. On November 9, 2012, the federal bank regulatory agencies announced that the implementation of Basel III in the United States was indefinitely delayed. Management continues to assess the effect of the proposed rules on Mid-Wisconsin and Mid-Wisconsin Bank’s capital position and will continue to monitor new developments with respect to the proposed rules.

On November 9, 2010, Mid-Wisconsin Bank entered into an Agreement with the FDIC and the WDFI. Under the terms of the Agreement, Mid-Wisconsin Bank is required to: (i) maintain ratios of tier 1 capital to each of total assets and total risk-weighted assets of at least 8.5% and 12%, respectively; (ii) refrain from declaring or paying any dividend without the written consent of the FDIC and WDFI; and (iii) refrain from increasing its total assets by more than 5% during any three-month period without first submitting a growth plan to the FDIC and WDFI. Additionally, on May 10, 2011, Mid-Wisconsin entered into a formal written agreement with the Federal Reserve Bank. Pursuant to Mid-Wisconsin’s agreement, Mid-Wisconsin needs the written consent of the Federal Reserve Bank to pay dividends to its shareholders. It is also prohibited from paying dividends on its common stock if it fails to make distributions or required payments on its junior subordinated debentures or on its Preferred Stock.

On October 14, 2008, the Treasury announced details of the TARP Capital Purchase Program, whereby the Treasury made direct equity investments into qualifying financial institutions in the form of preferred stock, providing an immediate influx of Tier 1 capital into the banking system. Participants also adopted the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under this program.

On February 20, 2009, under the TARP Capital Purchase Program, Mid-Wisconsin issued 10,000 shares of Series A Preferred Stock and a warrant to purchase 500 shares of Series B Preferred Stock (together with the Series A Preferred stock, the “Preferred Stock”), which was immediately exercised, to the Treasury. Total proceeds received were $10,000. The proceeds received were allocated between the Series A Preferred Stock and the Series B Preferred Stock based upon their relative fair values, which resulted in the recording of a discount on the Series A Preferred Stock and a premium on the Series B Preferred Stock. The discount and premium is being amortized over five years from the date of issuance. The allocated carrying value of the Series A Preferred Stock and Series B Preferred Stock on the date of issuance (based on their relative fair values) was $9,442 and $558, respectively. Cumulative dividends on the Series A Preferred Stock accrue and are payable quarterly at a rate of 5% per annum for five years. The rate will increase to 9% per annum thereafter if the shares are not redeemed by Mid-Wisconsin. The Series B Preferred Stock dividends accrue and are payable quarterly at 9%. All $10,000 of the Preferred Stock qualify as tier 1 capital for regulatory purposes at Mid-Wisconsin.

A summary of Mid-Wisconsin’s and Mid-Wisconsin Bank’s regulatory capital ratios as of December 31, 2012 and 2011 are as follows:

Table 21: Capital Ratios

	Actual		For Capital Adequacy Purposes (1)		To Be Well Capitalized Under Prompt Corrective Action Provisions (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)
December 31, 2012

Mid-Wisconsin Financial Services, Inc.
Tier 1 to average assets	$44,394		9.6%	$18,448	4.0%
Tier 1 risk-based capital ratio	44,394		15.0%	11,814	4.0%
Total risk-based capital ratios	48,159		16.3%	23,628	8.0%

Mid-Wisconsin Bank
Tier 1 to average assets	$40,695		8.9%	$18,318	4.0%	$38,925	8.5%
Tier 1 risk-based capital ratio	40,695		13.9%	11,694	4.0%	17,540	6.0%
Total risk-based capital ratios	44,422		15.2%	23,387	8.0%	35,081	12.0%

December 31, 2011

Mid-Wisconsin Financial Services, Inc.
Tier 1 to average assets	$46,729		9.6%	$19,396	4.0%
Tier 1 risk-based capital ratio	46,729		14.3%	13,071	4.0%
Total risk-based capital ratios	50,884		15.6%	26,142	8.0%

Mid-Wisconsin Bank
Tier 1 to average assets	$41,736		8.7%	$19,261	4.0%	$40,929	8.5%
Tier 1 risk-based capital ratio	41,736		12.9%	12,946	4.0%	19,419	6.0%
Total risk-based capital ratios	45,853		14.2%	25,891	8.0%	38,837	12.0%

(1)	The Bank has agreed with the FDIC and WDFI that, until its Agreement with such parties is no longer in effect, it will maintain minimum capital ratios at specified levels higher than those otherwise required by applicable regulations as follows:
Tier 1 capital to total average assets — 8.5% and total capital to risk-weighted assets (total capital) — 12%.

(2)	Prompt corrective action provisions are not applicable at the bank holding company level.

Mid-Wisconsin’s ability to pay dividends depends in part upon the receipt of dividends from Mid-Wisconsin Bank and these dividends are subject to limitation under banking laws and regulations. Pursuant to the Agreement with the FDIC and WDFI, Mid-Wisconsin Bank needs the written consent of the regulators to pay dividends to Mid-Wisconsin. Mid-Wisconsin Bank has not paid dividends to Mid-Wisconsin since 2006. In consultation with the Federal Reserve Bank on May 12, 2011, Mid-Wisconsin exercised its rights to suspend dividends on the outstanding Preferred Stock and has also elected to defer interest on its junior subordinated debentures. Under the terms of the junior subordinated debentures, Mid-Wisconsin is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue. Also during the deferral period, Mid-Wisconsin generally may not pay cash dividends on or repurchase its common stock or preferred stock, including the Preferred Stock. Dividend payments on the Preferred Stock may be deferred without default, but the dividend is cumulative and therefore will continue to accrue and, if Mid-Wisconsin fails to pay dividends for an aggregate of six quarters, whether or not consecutive, the holder will have the right to appoint representatives to Mid-Wisconsin’s board of directors. As of September 30, 2012, Mid-Wisconsin had deferred dividends on its Preferred Stock for six quarters. Accordingly, the Treasury has appointed a representative who has observed the September and October 2012 monthly meetings of Mid-Wisconsin’s board of directors and may continue to observe Mid-Wisconsin’s future board of directors’ meetings.

The terms of the Preferred Stock also prevent Mid-Wisconsin from paying cash dividends on or repurchasing its common stock while dividends are in arrears. Therefore, Mid-Wisconsin will not be able to pay dividends on its common stock until it has fully paid all accrued and unpaid interest on the junior subordinated debentures and all accrued and unpaid dividends on the Preferred Stock. On December 31, 2012, Mid-Wisconsin had $1,066 accrued and unpaid dividends on the Preferred Stock and $344 accrued and unpaid interest due on its junior subordinated debentures.

Effects of Inflation

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution’s operating expenses, particularly salary and employee benefits are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans and deposits, are those assets and liabilities which are or will be converted into ta fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution’s performance than does general inflation. For additional information regarding interest rates and changes in net interest income see “— Liquidity” and “— Interest Rate Sensitivity Gap Analysis.”

Selected Quarterly Financial Data

The following is selected financial data summarizing the results of operations for each quarter in the years ended December 31, 2012, 2011 and 2010:

Table 22: Selected Quarterly Financial Data

	2012 Quarter Ended
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)
Interest income	$4,569	$4,763	$4,960	$5,113
Interest expense	966	1,067	1,241	1,363
Net interest income	3,603	3,696	3,719	3,750
Provision for loan losses	750	750	2,180	750
Noninterest income	1,042	977	949	985
Noninterest expense	4,500	3,539	3,955	3,964
Income (loss) before income taxes	(605)	384	(1,467)	21
Income tax (benefit) expense	150	3	1,149	—
Net income (loss)	(755)	381	(2,616)	21
Preferred stock dividends, discount and premium	(163)	(163)	(162)	(162)
Net income (loss) available to common equity	($918)	$218	($2,778)	($141)
Basic and diluted (loss) per common share	($0.55)	$0.13	($1.67)	($0.09)

	2011 Quarter Ended
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)
Interest income	$5,507	$5,368	$5,519	$5,645
Interest expense	1,467	1,594	1,663	1,761
Net interest income	4,040	3,774	3,856	3,884
Provision for loan losses	900	900	1,900	1,050
Noninterest income	1,018	915	932	1,422
Noninterest expense	4,747	4,184	4,137	4,119
Income (loss) before income taxes	(589)	(395)	(1,249)	137
Income tax (benefit) expense	2,622	(209)	(549)	(3)
Net income (loss)	(3,211)	(186)	(700)	140
Preferred stock dividends, discount and premium	(162)	(160)	(162)	(160)
Net income (loss) available to common equity	($3,373)	($346)	($862)	($20)
Basic and diluted (loss) per common share	($2.04)	($0.21)	($0.52)	($0.01)

	2010 Quarter Ended
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)
Interest income	$6,018	$6,196	$6,391	$6,457
Interest expense	2,004	2,175	2,255	2,328
Net interest income	4,014	4,021	4,136	4,129
Provision for loan losses	1,500	900	955	1,400
Noninterest income	1,876	1,467	1,220	987
OTTI losses, net	—	412	—	—
Noninterest expense	4,085	3,993	3,945	3,782
Income (loss) before income taxes	305	183	456	(66)
Income tax (benefit) expense	65	21	128	(79)
Net income (loss)	240	162	328	13
Preferred stock dividends, discount and premium	(160)	(160)	(160)	(161)
Net income (loss) available to common equity	$80	$2	$168	($148)
Basic and diluted (loss) per common share	$0.05	$0.00	$0.10	($0.09)

SUPERVISION AND REGULATION

Both Nicolet and Nicolet National Bank are subject to extensive state and federal banking laws and regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws and regulations are generally intended to protect depositors and not stockholders. Legislation and regulations authorized by legislation influence, among other things:

•	how, when, and where Nicolet and Nicolet National Bank may expand geographically;

•	into what product or service markets Nicolet and Nicolet National Bank may enter;

•	how Nicolet and Nicolet National Bank must manage their assets; and

•	under what circumstances money may or must flow between the parent bank holding company and the subsidiary bank.

Set forth below is an explanation of the major pieces of legislation and regulation affecting the banking industry and how that legislation and regulation affects Nicolet’s actions. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on the business and prospects of Nicolet or Nicolet National Bank, and legislative changes and the policies of various regulatory authorities may significantly affect their operations. Nicolet cannot predict the effect that fiscal or monetary policies, or new federal or state legislation may have on the future business and earnings of Nicolet or Nicolet National Bank.

Regulation of Nicolet

Because Nicolet owns all of the capital stock of Nicolet National Bank, it is a bank holding company under the federal Bank Holding Company Act of 1956 (the “Bank Holding Company Act”). As a result, Nicolet is primarily subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As a bank holding company located in Wisconsin, the WDFI also regulates and monitors all significant aspects of its operations.

Acquisitions of Banks

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, The Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved in the transaction and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under The Bank Holding Company Act, if adequately capitalized and adequately managed, Nicolet or any other bank holding company located in Wisconsin may purchase a bank located outside of Wisconsin. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Wisconsin may purchase a bank located inside Wisconsin. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control

Subject to various exceptions, The Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Following the completion of the merger, Nicolet’s common stock will not be registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging rebuttable presumptions of control.

Permitted Activities

The Bank Holding Company Act has generally prohibited a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Act have expanded the permissible activities of a bank holding company that qualifies as a financial holding company. Under the regulations implementing the Gramm-Leach-Bliley Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activities. Those activities include, among other activities, certain insurance and securities activities.

To qualify to become a financial holding company, Nicolet National Bank and any other depository institution subsidiary of Nicolet must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, Nicolet must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. While Nicolet meets the qualification standards applicable to financial holding companies, Nicolet has not elected to become a financial holding company at this time.

Support of Subsidiary Institutions

Under Federal Reserve policy, Nicolet is expected to act as a source of financial strength for Nicolet National Bank and to commit resources to support Nicolet National Bank. In addition, pursuant to the Dodd-Frank Act, the federal banking regulators are required to issue, within two years of enactment, rules that require a bank holding company to serve as a source of financial strength for any depository institution subsidiary. This support may be required at times when, without this Federal Reserve policy or the impending rules, Nicolet might not be inclined to provide it. In addition, any capital loans made by Nicolet to Nicolet National Bank will be repaid only after Nicolet National Bank’s deposits and various other obligations are repaid in full. In the unlikely event of its bankruptcy, any commitment that Nicolet gives to a bank regulatory agency to maintain the capital of Nicolet National Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) was signed into law and became some of the most sweeping federal legislation addressing accounting, corporate governance, and disclosure issues. The impact of the Sarbanes-Oxley Act is wide-ranging as it applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increases criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and provided new federal corporate whistleblower protection.

The economic and operational effects of this legislation on public companies, including us, is significant in terms of the time, resources and costs associated with complying with this law. Because the Sarbanes-Oxley Act, for the most part, applies equally to larger and smaller public companies, Nicolet is presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions in its market.

On July 21, 2010, the Dodd-Frank Act was signed into law and included a permanent delay of the implementation of section 404(b) of the Sarbanes-Oxley Act for companies with non-affiliated public float under $75,000,000 (“non-accelerated filer”). Section 404(b) is the requirement to have an independent accounting firm audit and attest to the effectiveness of a company’s internal controls. As Nicolet does not exceed the public float threshold described above, there are no additional costs anticipated for complying with Section 404(b) in 2013.

Nicolet National Bank

Regulation of Nicolet National Bank

Because Nicolet National Bank is chartered as a national bank, it is primarily subject to the supervision, examination, and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines Nicolet National Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because Nicolet National Bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations and the FDIC also has examination authority and back-up enforcement power over Nicolet National Bank. Nicolet National Bank is also subject to numerous state and federal statutes and regulations that affect Nicolet its business, activities, and operations.

Branching. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under Wisconsin law, Nicolet National Bank may open branch offices throughout the state with the prior approval of the OCC. In addition, with prior regulatory approval, Nicolet National Bank may acquire branches of existing banks located in Wisconsin or other states. Prior to the enactment of the Dodd-Frank Act, Nicolet National Bank and any other national- or state-chartered banks were generally permitted to branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. However, interstate branching is now permitted for all national- and state-chartered banks as a result of the Dodd-Frank Act, provided that a state bank chartered by the state in which the branch is to be located would also be permitted to establish a branch.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each category.

As a bank’s capital position deteriorates, federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

A “well-capitalized” bank is one that is not required to meet and maintain a specific capital level for any capital measure, pursuant to any written agreement, order, capital directive, or prompt corrective action directive, and has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a Tier 1 leverage ratio of at least 5%. Generally, a classification as well capitalized will place a bank outside of the regulatory zone for purposes of prompt corrective action. However, a well-capitalized bank may be reclassified as “adequately capitalized” based on criteria other than capital, if the federal regulator determines that a bank is in an unsafe or unsound condition, or is engaged in unsafe or unsound practices, which requires certain remedial action.

An “adequately-capitalized” bank meets the required minimum level for each relevant capital measure, including a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%. A bank that is adequately capitalized is prohibited from directly or indirectly accepting, renewing or rolling over any brokered deposits, absent applying for and receiving a waiver from the applicable regulatory authorities. Institutions that are not well capitalized are also prohibited, except in very limited circumstances where the FDIC permits use of a higher local market rate, from paying yields for deposits in excess of 75 basis points above a national average rate for deposits of comparable maturity, as calculated by the FDIC. In addition, all institutions are generally prohibited from making capital distributions and paying management fees to controlling persons if, subsequent to such distribution or payment, the institution would be undercapitalized. Finally, an adequately-capitalized bank may be forced to comply with operating restrictions similar to those placed on undercapitalized banks.

An “undercapitalized” bank fails to meet the required minimum level for any relevant capital measure. A bank that reaches the undercapitalized level is likely subject to a formal agreement, consent order or another formal supervisory sanction. An undercapitalized bank is not only subject to the requirements placed on adequately-capitalized banks, but also becomes subject to the following operating and managerial restrictions, which:

•	prohibit capital distributions;

•	prohibit payment of management fees to a controlling person;

•	require the bank to submit a capital restoration plan within 45 days of becoming undercapitalized;

•	require close monitoring of compliance with capital restoration plans, requirements and restrictions by the primary federal regulator;

•	restrict asset growth by requiring the bank to restrict its average total assets to the amount attained in the preceding calendar quarter;

•	prohibit the acceptance of employee benefit plan deposits; and

•	require prior approval by the primary federal regulator for acquisitions, branching and new lines of business.

Finally, an undercapitalized institution may be required to comply with operating restrictions similar to those placed on significantly-undercapitalized institutions.

A “significantly-undercapitalized” bank has a total risk-based capital ratio less than 6%, a Tier 1 risk-based capital less than 3%, and a Tier 1 leverage ratio less than 3%. In addition to being subject to the restrictions applicable to undercapitalized institutions, significantly undercapitalized banks may, at the discretion of the bank’s primary federal regulator, also become subject to the following additional restrictions, which:

•	require the sale of enough capital stock so that the bank is adequately capitalized or, if grounds for conservatorship or receivership exist, the merger or acquisition of the bank;

•	restrict affiliate transactions;

•	restrict interest rates paid on deposits;

•	further restrict growth, including a requirement that the bank reduce its total assets;

•	restrict or prohibit all activities that are determined to pose an excessive risk to the bank;

•	require the bank to elect new directors, dismiss directors or senior executive officers, or employ qualified senior executive officers to improve management;

•	prohibit the acceptance of deposits from correspondent banks, including renewals and rollovers of prior deposits;

•	require prior approval of capital distributions by holding companies;

•	require holding company divestiture of the financial institution, bank divestiture of subsidiaries and/or holding company divestiture of other affiliates; and

•	require the bank to take any other action the federal regulator determines will “better achieve” prompt corrective action objectives.

Finally, without prior regulatory approval, a significantly undercapitalized institution must restrict the compensation paid to its senior executive officers, including the payment of bonuses and compensation that exceeds the officer’s average rate of compensation during the 12 calendar months preceding the calendar month in which the bank became undercapitalized.

A “critically-undercapitalized” bank has a ratio of tangible equity to total assets that is equal to or less than 2%. In addition to the appointment of a receiver in not more than 90 days, or such other action as determined by an institution’s primary federal regulator, an institution classified as critically undercapitalized is subject to the restrictions applicable to undercapitalized and significantly-undercapitalized institutions, and is further prohibited from doing the following without the prior written regulatory approval:

•	entering into material transactions other than in the ordinary course of business;

•	extending credit for any highly leveraged transaction;

•	amending the institution’s charter or bylaws, except to the extent necessary to carry out any other requirements of law, regulation or order;

•	making any material change in accounting methods;

•	engaging in certain types of transactions with affiliates;

•	paying excessive compensation or bonuses, including golden parachutes;

•	paying interest on new or renewed liabilities at a rate that would increase the institution’s weighted average cost of funds to a level significantly exceeding the prevailing rates of its competitors; and

•	making principal or interest payment on subordinated debt 60 days or more after becoming critically undercapitalized.

In addition, a bank’s primary federal regulator may impose additional restrictions on critically-undercapitalized institutions consistent with the intent of the prompt corrective action regulations. Once an institution has become critically undercapitalized, subject to certain narrow exceptions such as a material capital remediation, federal banking regulators will initiate the resolution of the institution.

FDIC Insurance Assessments. Nicolet National Bank’s deposits are insured by the Deposit Insurance Fund (the “DIF”) of the FDIC up to the maximum amount permitted by law, which was permanently increased to $250,000 by the Dodd-Frank Act. The FDIC uses the DIF to protect against the loss of insured deposits if an FDIC-insured bank or savings association fails. Pursuant to the Dodd-Frank Act, the FDIC must take steps, as necessary, for the DIF reserve ratio to reach 1.35% of estimated insured deposits by September 30, 2020. Nicolet National Bank is thus subject to FDIC deposit premium assessments.

Currently, the FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information — supervisory risk ratings for all institutions, financial ratios for most institutions, including Nicolet National Bank, and a “scorecard” calculation for large institutions. The FDIC adopted new rules, effective April 1, 2011, redefining the assessment base and adjusting the assessment rates. Under the old rules, the assessment base was domestic deposits; the new rule uses an assessment base of average consolidated total assets minus tangible equity, which is defined as Tier 1 Capital. Under the new rules, institutions assigned to the lowest risk category must pay an annual assessment rate now ranging between 2.5 and 9 cents per $100 of the assessment base. For institutions assigned to higher risk categories, assessment rates now range from 9 to 45 cents per $100 of the assessment base. These ranges reflect a possible downward adjustment for unsecured debt outstanding and, in the case of institutions outside the lowest risk category, possible upward adjustments for brokered deposits.

The new rules retain the FDIC Board’s flexibility to, without further notice-and-comment rulemaking, adopt rates that are higher or lower than the stated base assessment rates, provided that the FDIC cannot (1) increase or decrease the total rates from one quarter to the next by more than two basis points, or (2) deviate by more than two basis points from the stated base assessment rates. Although the Dodd-Frank Act requires that the FDIC eliminate its requirement to pay dividends to depository institutions when the reserve ratio exceeds a certain threshold, the FDIC’s new rule establishes a decreasing schedule of assessment rates that would take effect when the DIF reserve ratio first meets or exceeds 1.15%. If the DIF reserve ratio meets or exceeds 1.15% but is less than 2%, base assessment rates would range from 1.5 to 40 basis points; if the DIF reserve ratio meets or exceeds 2% but is less than 2.5%, base assessment rates would range from 1 to 38 basis points; and if the DIF reserve ratio meets or exceeds 2.5%, base assessment rates would range from 0.5 to 35 basis points.

On November 12, 2009, the FDIC adopted a rule requiring nearly all FDIC-insured depository institutions, including Nicolet National Bank, to prepay their DIF assessments for the fourth quarter of 2009 and for the following three years on December 30, 2009. At that time, the FDIC indicated that the prepayment of DIF assessments was in lieu of additional special assessments; however, there can be no guarantee that continued pressures on the DIF will not result in additional special assessments being collected by the FDIC in the future.

On October 19, 2010, the FDIC adopted a new DIF Restoration Plan that foregoes the uniform three basis point-increase previously scheduled to take effect on January 1, 2011. The FDIC indicated that this change was based on revised projections calling for lower than previously expected DIF losses for the period 2010 through 2014, continued stresses on the earnings of insured depository institutions, and the additional time afforded to reach the DIF reserve ratio required by the Dodd-Frank Act.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (“FICO”). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2011 and 2012 ranged from 0.66 cents to 1.00 cents per $100 of assessable deposits. These assessments will continue until the debt matures between 2017 and 2019.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Allowance for Loan Losses. The ALLL represents one of the most significant estimates in Nicolet National Bank’s financial statements and regulatory reports. Because of its significance, Nicolet National Bank has developed a system by which it develops, maintains, and documents a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL and the provision for loan losses. “The Interagency Policy Statement on the Allowance for Loan and Lease Losses,” issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with GAAP, Nicolet National Bank’s stated policies and procedures, management’s best judgment, and relevant supervisory guidance. Consistent with supervisory guidance, Nicolet National Bank maintains a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. Nicolet National Bank’s estimate of credit losses reflects consideration of all significant factors that affect the collectability of the portfolio as of the evaluation date. See “Management’s Discussion and Analysis — Critical Accounting Policies.”

Commercial Real Estate Lending. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land represent 100% or more of the institutions total capital, or

•	total commercial real estate loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s commercial real estate loan portfolio has increased by 50% or more.

Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act (“FIRREA”) expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,100,000 per day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties.

Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies’ power to issue regulatory orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Nicolet National Bank. Additionally, Nicolet National Bank must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by Nicolet National Bank are subject to state usury laws and federal laws concerning interest rates. Nicolet National Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	National Flood Insurance Act and Flood Disaster Protection Act, requiring flood insurance to extend or renew certain loans in flood plains;

•	Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows in connection with loans secured by one-to-four family residential properties;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, governing the repayment terms of, and property rights underlying, secured obligations of persons currently on active duty with the United States military;

•	Talent Amendment in the 2007 Defense Authorization Act, establishing a 36% annual percentage rate ceiling, which includes a variety of charges including late fees, for certain types of consumer loans to military service members and their dependents;

•	Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), imposing requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing;

•	sections 22(g) and 22(h) of the Federal Reserve Act which set lending restrictions and limitations regarding loans and other extensions of credit made to executive officers, directors, principal shareholders and other insiders; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Nicolet National Bank’s deposit operations are subject to federal laws applicable to depository accounts, such as the following:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

As part of the overall conduct of the business, Nicolet and Nicolet National Bank must comply with:

•	privacy and data security laws and regulations at both the federal and state level; and

•	anti-money laundering laws, including the USA Patriot Act.

The Consumer Financial Protection Bureau. The Dodd-Frank Act creates the Consumer Financial Protection Bureau (the “Bureau”) within the Federal Reserve Board. The Bureau is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes governing products and services offered to bank consumers. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are more stringent than those regulations promulgated by the Bureau and state attorneys general are permitted to enforce consumer protection rules adopted by the Bureau against state-chartered institutions.

Capital Adequacy

Nicolet and Nicolet National Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board, in the case of Nicolet, and the OCC, in the case of Nicolet National Bank. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Nicolet National Bank is also subject to risk-based and leverage capital requirements adopted by its primary regulator, which are substantially similar to those adopted by the Federal Reserve Board for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets, and classification as adequately capitalized, is 8%. A bank that fails to meet the required minimum guidelines is classified as undercapitalized and subject to operating and management restrictions. A bank, however, that exceeds its capital requirements and maintains a ratio of total capital to risk-weighted assets of 10% is classified as well capitalized.

Total capital consists of two components: Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stockholders’ equity, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock and hybrid capital, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital. As of December 31, 2012, Nicolet National Bank’s ratio of total capital to risk-weighted assets was 14.1% and Nicolet National Bank’s ratio of Tier 1 capital to risk-weighted assets was 12.8%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies, which are intended to further address capital adequacy. The OCC has adopted substantially similar requirements for banks. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for institutions that meet specified criteria, including having the highest regulatory rating and implementing the risk-based capital measure for market risk. All other institutions generally are required to maintain a leverage ratio of at least 4%. Nicolet National Bank has agreed with the OCC to maintain a leverage ratio of at least 8%. As of December 31, 2012, Nicolet National Bank’s leverage ratio was 10.1%. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The banking regulators consider the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Through a provision known as “The Collins Amendment,” the Dodd-Frank Act establishes certain regulatory capital deductions with respect to hybrid capital instruments, such as trust preferred securities, that will effectively disallow the inclusion of such instruments in Tier 1 capital if such capital instrument is issued on or after May 19, 2010. However, preferred shares issued to the Treasury pursuant to the TARP Community

Development Capital Initiative are exempt from the Collins Amendment and are permanently includable in Tier 1 capital. In addition, securities issued prior to May 19, 2010 by bank holding companies with less than $15 billion in total consolidated assets as of December 31, 2009 will not be subject to these required capital deductions. Finally, bank holding companies subject to the Federal Reserve Board’s Small Bank Holding Company Policy Statement as in effect on May 19, 2010 — generally, holding companies with less than $500 million in consolidated assets — are exempt from the trust preferred treatment changes required by the Dodd-Frank Act.

In June 2012, federal regulators issued proposed rules to implement the capital adequacy recommendations of the Basel Committee on Bank Supervision first proposed in December 2010. These proposals, which are known as “Basel III,” propose significant changes to the minimum capital levels and asset risk-weights for all banks, regardless of size, and bank holding companies with greater than $500 million in assets. Among the many changes in these proposed rules, banks would be required to hold higher levels of capital, a significantly higher portion of which would be required to be Tier 1 capital. Further, beginning in 2016, the ability of a bank or bank holding company to declare and pay dividends or pay discretionary bonuses to certain executive officers would become limited should the bank or bank holding company fail to maintain a “capital conservation buffer” composed of Tier 1 common equity that is 2.5% greater than applicable minimum capital requirements. The proposed Basel III rules would also impose significant changes on the risk-weighting of many assets, including home mortgages with high loan to value ratios, certain acquisition, development and construction loans, and certain past due assets. Finally, the proposed rules would also prevent trust preferred securities from counting as Tier 1 capital for the issuer following a ten-year phase out ending in 2022. The comment period for the proposed rules closed in late October 2012, and final rulemaking is pending.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See “Prompt Corrective Action” above.

The OCC, the Federal Reserve Board, and the FDIC have authority to compel or restrict certain actions if Nicolet National Bank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital. Among other matters, the corrective actions may include, removing officers and directors; and assessing civil monetary penalties; and taking possession of and closing and liquidating Nicolet National Bank.

Generally, the regulatory capital framework under which Nicolet and Nicolet National Bank operate is in a period of change with likely legislation or regulation that will continue to revise the current standards and very likely increase capital requirements for the entire banking industry. Pursuant to the Dodd-Frank Act, bank regulators are required to establish new minimum leverage and risk-based capital requirements for certain bank holding companies and systematically important non-bank financial companies. The new minimum thresholds will not be lower than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, be higher once established.

Payment of Dividends

Nicolet is a legal entity separate and distinct from Nicolet National Bank. The principal source of Nicolet’s cash flow, including cash flow to pay dividends to its shareholders, are dividends that Nicolet National Bank pays to Nicolet as Nicolet National Bank’s sole shareholder. Statutory and regulatory limitations apply to Nicolet National Bank’s payment of dividends to Nicolet as well as to Nicolet’s payment of dividends to its shareholders. If, in the opinion of the OCC, Nicolet National Bank were engaged in or about to engage in an unsafe or unsound practice, the OCC could require that Nicolet National Bank stop or refrain from engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level, would be an unsafe and unsound banking practice.

Nicolet National Bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by Nicolet National Bank in any year will exceed (1) the total of Nicolet National Bank’s net profits for that year, plus (2) Nicolet National Bank’s retained net profits of the preceding two years, less any required transfers to surplus. The payment of dividends by Nicolet and Nicolet National Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines , any conditions or restrictions that may be imposed by regulatory authorities in connection with their approval of the merger, or the requirements of any written agreements that either Nicolet or Nicolet National Bank may enter into with their respective regulatory authorities.

When Nicolet received its capital investment from the Treasury under the SBLF on September 1, 2011, it became subject to certain contractual limitations on the payment of dividends. These limitations require, among other things, that (1) all dividends for the SBLF Preferred Stock paid before other dividends can be paid and (2) no dividends on or repurchases of Nicolet common stock will be permitted if the payment or dividends would result in a reduction of Nicolet’s Tier 1 capital from the level on the SBLF closing date by more than 10%.

Furthermore, the Federal Reserve Board clarified its guidance on dividend policies for bank holding companies through the publication of a Supervisory Letter, dated February 24, 2009. As part of the letter, the Federal Reserve Board encouraged bank holding companies to consult with the Federal Reserve Board prior to dividend declarations and redemption and repurchase decisions even when not explicitly required to do so by federal regulations. This guidance is largely consistent with prior regulatory statements encouraging bank holding companies to pay dividends out of net income and to avoid dividends that could adversely affect the capital needs or minimum regulatory capital ratios of the bank holding company and its subsidiary bank.

Any future determination relating to its dividend policy will be made at the discretion of the Board of Directors and will depend on many of the statutory and regulatory factors mentioned above.

Restrictions on Transactions with Affiliates

Nicolet and Nicolet National Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance, or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Nicolet National Bank must also comply with other provisions designed to avoid taking low-quality assets.

Nicolet and Nicolet National Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B, including an expansion of the definition of “covered transactions” and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

Nicolet National Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders, and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Effective July 21, 2011, an insured depository institution will be prohibited from engaging in asset purchases or sales transactions with its officers, directors, or principal shareholders unless (1) the transaction is on market terms and, (2) if the transaction represents greater than 10% of the capital and surplus of the bank, a majority of the disinterested directors has approved the transaction.

Limitations on Senior Executive Compensation

In June of 2010, federal banking regulators issued guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In connection with this guidance, the regulatory agencies announced that they will review incentive compensation arrangements as part of the regular, risk-focused supervisory process. Regulatory authorities may also take enforcement action against a banking organization if (1) its incentive compensation arrangement or related risk management, control, or governance processes pose a risk to the safety and soundness of the organization and (2) the organization is not taking prompt and effective measures to correct the deficiencies. To ensure that incentive compensation arrangements do not undermine safety and soundness at insured depository institutions, the incentive compensation guidance sets forth the following key principles:

•	incentive compensation arrangements should provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose the organization to imprudent risk;

•	incentive compensation arrangements should be compatible with effective controls and risk management; and

•	incentive compensation arrangements should be supported by strong corporate governance, including active and effective oversight by the board of directors.

The Dodd-Frank Act

The Dodd-Frank Act has had a broad impact on the financial services industry, including significant regulatory and compliance changes previously discussed and including, among other things, (1) enhanced resolution authority of troubled and failing banks and their holding companies; (2) increased regulatory examination fees; and (3) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the OCC, and the FDIC.

Many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions’ operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of its business activities; require changes to certain of its business practices; impose upon us more stringent capital, liquidity, and leverage ratio requirements; or otherwise adversely affect its business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of financial institutions operating and doing business in the United States. Nicolet cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which its business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Nicolet National Bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments, and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks, and its influence over reserve requirements to which member banks are subject. Neither Nicolet nor Nicolet National Bank can predict the nature or impact of future changes in monetary and fiscal policies.

OTHER MATTERS

Neither Nicolet’s nor Mid-Wisconsin’s respective management teams are aware of any other matters to be brought before their respective special shareholders’ meeting. However, if any other matters are properly brought before the applicable meeting, the persons named in the enclosed proxy card will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

EXPERTS

The consolidated financial statements as of December 31, 2012, and for each of the years in the three-year period ended December 31, 2012 for Nicolet, included beginning on page F-1 of this joint proxy statement-prospectus, and registration statement have been audited by Porter Keadle Moore LLC, Nicolet’s independent registered public accounting firm, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements and schedules as of December 31, 201 2, and for each of the years in the three-year period ended December 31, 201 2 included beginning on page F-__ in this joint proxy statement-prospectus have been audited by Wipfli LLP.

LEGAL MATTERS

Godfrey & Kahn LLP has provided an opinion to Nicolet and Mid-Wisconsin as to the validity of the shares of common stock that Nicolet will issue in the merger. The material U.S. federal income tax consequences of the merger have also been passed upon by Bryan Cave LLP. Certain additional legal matters relating to the merger will be passed upon for Nicolet by Bryan Cave LLP and Godfrey & Kahn LLP and for Mid-Wisconsin by Barack Ferrazzano Kirschbaum & Nagelberg LLP.

IMPORTANT NOTICE FOR MID-WISCONSIN’S SHAREHOLDERS

If you cannot locate your Mid-Wisconsin common stock certificate(s), please contact                                          at Mid-Wisconsin, 132 West State Street, Medford, Wisconsin 54451, telephone number (715) 748-8300. If you have misplaced your stock certificates or if you hold certificates in names other than your own and wish to vote in person at the special meeting, we encourage you to resolve those matters before the meeting.

Please do not send your Mid-Wisconsin stock certificates at this time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Until December 20, 2012, Mid-Wisconsin was required to file certain reports, proxy statements and other information with the SEC. The SEC maintains a web site on the Internet that contains reports, proxy statements and other information about public companies, including Mid-Wisconsin’s filings through December 20, 2012. The address of that site is http://www.sec.gov. You may also read and copy any materials filed with the SEC by Mid-Wisconsin at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Nicolet has filed a registration statement on Form S-4 with the SEC that registers the Nicolet common stock to be issued in the merger. This joint proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Nicolet and a joint proxy statement of Mid-Wisconsin and Nicolet for their respective special meetings.

In addition, both Mid-Wisconsin Bank and Nicolet National Bank file quarterly Consolidated Reports of Condition and Income (“Call Reports”) with the FDIC. All Call Reports are publicly available, free of charge, on the FDIC’s website at www.fdic.gov. Each Call Report consists of a Balance Sheet, Income Statement, Changes in Equity Capital and other supporting schedules as of the end of or for the period to which the Call Report relates. The Call Reports are prepared in accordance with regulatory instructions issued by the Federal Financial Institutions Examination Council. These instructions in most, but not all, cases follow GAAP, including the opinions and statements of the Accounting Principles Board and the Financial Accounting Standards Board. These reports are supervisory and regulatory documents, not primarily accounting documents, and do not provide a complete range of financial disclosure about the reporting bank. Nevertheless, the reports provide important information concerning the bank’s financial condition and results of operations.

This joint proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Nicolet and the Nicolet common stock to be issued in the merger. Statements contained in this joint proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above.

Nicolet has supplied all of the information contained in this joint proxy statement-prospectus relating to Nicolet and its subsidiary bank. Mid-Wisconsin has supplied all of the information relating to Mid-Wisconsin and its subsidiary bank.

You should rely only on the information contained or incorporated by reference in this joint proxy statement-prospectus to vote on the proposals to Nicolet and Mid-Wisconsin shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement-prospectus. This joint proxy statement-prospectus is dated [                        ], 2013. You should not assume that the information contained in this joint proxy statement-prospectus is accurate as of any other date other than such date, and neither the mailing of this joint proxy statement-prospectus nor the issuance of Nicolet common stock as contemplated by the merger agreement will create any implication to the contrary.

NICOLET BANKSHARES, INC.
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Nicolet Bankshares, Inc.
Green Bay, Wisconsin

We have audited the accompanying consolidated balance sheets of Nicolet Bankshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nicolet Bankshares, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia
February 22, 2013

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets
Cash and due from banks	$26,987,805	$13,741,792
Interest-earning deposits	54,515,865	77,391,757
Federal funds sold	499,466	995,500
Cash and cash equivalents	82,003,136	92,129,049
Certificates of deposit in other banks	—	248,000
Securities available for sale	55,900,568	56,759,395
Other investments	5,220,550	5,211,150
Loans held for sale	7,323,000	11,373,260
Loans	552,600,840	472,488,814
Allowance for loan losses	(7,119,964)	(5,899,488)
Loans, net	545,480,876	466,589,326
Premises and equipment, net	19,602,395	19,256,425
Bank owned life insurance	18,696,899	14,236,662
Accrued interest receivable and other assets	11,027,317	12,445,458
Total assets	$745,254,741	$678,248,725

Liabilities and Stockholders’ Equity
Liabilities:
Demand	$108,233,581	$78,154,193
Money market and NOW accounts	322,506,757	270,738,311
Savings	46,907,408	21,780,998
Time	138,444,853	180,862,028
Total deposits	616,092,599	551,535,530
Short-term borrowings	4,034,776	4,131,892
Notes payable	35,155,482	35,373,896
Junior subordinated debentures	6,185,568	6,185,568
Accrued interest payable and other liabilities	6,407,887	4,808,600
Total liabilities	667,876,312	602,035,486
Stockholders’ Equity:
Preferred equity	24,400,000	24,400,000
Common stock	34,254	34,804
Additional paid-in capital	36,243,049	36,740,711
Retained earnings	14,972,855	13,156,974
Accumulated other comprehensive income	1,682,928	1,690,021
Total Nicolet Bankshares Inc. stockholders’ equity	77,333,086	76,022,510
Noncontrolling interest	45,343	190,729
Total stockholders’ equity and noncontrolling interest	77,378,429	76,213,239
Total liabilities, noncontrolling interest and stockholders’ equity	$745,254,741	$678,248,725
Preferred shares authorized (no par value)	10,000,000	10,000,000
Preferred shares issued	24,400	24,400
Common shares authorized (par value $0.01 per share)	30,000,000	30,000,000
Common shares outstanding	3,425,413	3,480,355
Common shares issued	3,479,888	3,480,355

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Interest income:
Loans, including loan fees	$27,145,244	$28,033,620	$29,384,906
Investment securities:
Taxable	624,687	725,187	874,823
Non-taxable	792,412	905,521	944,200
Federal funds sold	2,602	2,492	9,937
Other interest income	230,020	163,355	205,919
Total interest income	28,794,965	29,830,175	31,419,785
Interest expense:
Money market and NOW accounts	1,704,304	1,546,429	1,465,504
Savings and time deposits	2,998,693	4,963,800	7,888,960
Short term borrowings	4,203	9,009	24,193
Junior subordinated debentures	503,093	501,718	501,858
Notes payable	1,319,260	1,362,045	1,410,080
Total interest expense	6,529,553	8,383,001	11,290,595
Net interest income	22,265,412	21,447,174	20,129,190
Provision for loan losses	4,325,000	6,600,000	8,500,000
Net interest income after provision for loan losses	17,940,412	14,847,174	11,629,190
Other income:
Service charges on deposit accounts	1,159,074	1,180,214	1,087,321
Trust services fee income	2,974,658	2,898,673	2,811,173
Mortgage income	3,090,125	1,766,778	2,618,909
Brokerage fee income	323,097	334,209	290,582
Gain (loss) on sale, disposal and writedown of assets, net	448,294	(55,055)	(58,668)
Bank owned life insurance	710,236	572,216	573,940
Rent income	1,003,397	954,888	969,809
Investment advisory fees	342,750	329,518	307,608
Other	692,536	462,360	367,263
Total other income	10,744,167	8,443,801	8,967,937
Other expenses:
Salaries and employee benefits	13,145,560	11,333,831	10,165,339
Occupancy, equipment and office	4,415,144	4,408,651	3,747,946
Business development and marketing	1,649,150	1,362,572	1,242,421
Data processing	1,688,657	1,360,463	1,292,704
FDIC assessments	566,283	629,845	926,943
Core deposit intangible amortization	638,581	740,621	329,165
Other	1,959,261	1,606,744	1,611,429
Total other expenses	24,062,636	21,442,727	19,315,947
Income before income tax expense	4,621,943	1,848,248	1,281,180
Income tax expense	1,529,448	318,431	136,326
Net income	3,092,495	1,529,817	1,144,854
Less: Net income attributable to noncontrolling interest	56,614	39,532	34,505
Net income attributable to Nicolet Bankshares, Inc.	3,035,881	1,490,285	1,110,349
Less: Preferred stock dividends and discount accretion	1,220,000	1,461,332	985,160
Net income available to common shareholders	$1,815,881	$28,953	$125,189

Basic earnings per common share	$0.53	$0.01	$0.04
Diluted earnings per common share	$0.53	$0.01	$0.04

Weighted average common shares outstanding:
Basic	3,440,101	3,468,658	3,452,358
Diluted	3,441,692	3,487,760	3,481,042

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Net income	$3,092,495	$1,529,817	$1,144,854
Other comprehensive income (loss), net of tax:
Unrealized gains on securities available for sale:
Net unrealized holding gains arising during the period	638,528	1,047,714	250,653
Reclassification adjustment for net gains included in earnings	(440,268)	—	(283,152)
Income tax expense	(205,353)	(356,223)	(34,530)
Total other comprehensive income (loss)	(7,093)	691,491	(67,029)
Comprehensive income	$3,085,402	$2,221,308	$1,077,825

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2012, 2011 and 2010

	Nicolet Bankshares, Inc. Stockholders’ Equity
	Preferred Equity	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (“AOCI”)	Noncontrolling Interest	Total
Balance, December 31, 2009	$15,033,640	$34,419	$35,687,673	$13,002,832	$1,065,559	$11,692	$64,835,815
Comprehensive income:
Net income	—	—	—	1,110,349	—	34,505	1,144,854
Other comprehensive loss	—	—	—	—	(67,029)	—	(67,029)
Stock compensation expense	—	—	295,740	—	—	—	295,740
Exercise of stock options, including income tax benefit of $0	—	64	64,436	—	—	—	64,500
Issuance of common stock	—	121	207,581	—	—	—	207,702
Preferred stock accretion	169,640	—	—	(169,640)	—	—	—
Preferred stock dividends	—	—	—	(815,520)	—	—	(815,520)
Balance, December 31, 2010	$15,203,280	$34,604	$36,255,430	$13,128,021	$998,530	$46,197	$65,666,062
Comprehensive income:
Net income	—	—	—	1,490,285	—	39,532	1,529,817
Other comprehensive income	—	—	—	—	691,491	—	691,491
Stock compensation expense	—	—	294,458	—	—	—	294,458
Exercise of stock options, including income tax benefit of $3,205	—	178	196,073	—	—	—	196,251
Issuance of common stock	—	22	35,750	—	—	—	35,772
Preferred stock accretion	508,720	—	—	(508,720)	—	—	—
Preferred stock dividends	—	—	—	(952,612)	—	—	(952,612)
Preferred stock redemption, CPP	(15,712,000)	—	—	—	—	—	(15,712,000)
Issuance of preferred stock, SBLF, net	24,400,000	—	(41,000)	—	—	—	24,359,000
Owner contribution to noncontrolling interest	—	—	—	—	—	105,000	105,000
Balance, December 31, 2011	$24,400,000	$34,804	$36,740,711	$13,156,974	$1,690,021	$190,729	$76,213,239
Comprehensive income:
Net income	—	—	—	3,035,881	—	56,614	3,092,495
Other comprehensive loss	—	—	—	—	(7,093)	—	(7,093)
Stock compensation expense	—	—	511,332	—	—	—	511,332
Exercise of stock options, including income tax benefit of $2,720	—	257	321,618	—	—	—	321,875
Purchase and retirement of common stock		(807)	(1,330,612)				(1,331,419)
Preferred stock dividends	—	—	—	(1,220,000)	—	—	(1,220,000)
Repayment from noncontrolling interest	—	—	—	—	—	(202,000)	(202,000)
Balance, December 31, 2012	$24,400,000	$34,254	$36,243,049	$14,972,855	$1,682,928	$45,343	$77,378,429

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash Flows From Operating Activities:
Net income	$3,092,495	$1,529,817	$1,144,854
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	2,417,291	1,901,875	1,429,973
Provision for loan losses	4,325,000	6,600,000	8,500,000
Provision for deferred taxes	(272,999)	453,803	(880,983)
Increase in cash surrender value of life insurance	(710,237)	(572,216)	(573,940)
Stock compensation expense	511,332	294,458	295,740
Loss (gain) on sale, disposal or writedown of assets, net	(448,294)	55,055	58,668
Gain on sale of loans held for sale, net	(3,090,125)	(1,766,778)	(2,618,909)
Proceeds from sale of loans held for sale	196,417,797	108,858,230	161,346,099
Origination of loans held for sale	(189,277,412)	(113,130,812)	(158,449,240)
Net change in:
Accrued interest receivable and other assets	582,683	7,151,062	(6,045,475)
Accrued interest payable and other liabilities	1,393,934	(217,526)	(358,753)
Net cash provided by operating activities	14,941,465	11,156,968	3,848,034
Cash Flows From Investing Activities:
Net decrease in certificates of deposit in other banks	248,000	249,000	2,479,000
Purchases of securities available for sale	(17,352,510)	(9,704,315)	(12,111,065)
Proceeds from sales of securities available for sale	5,415,008	—	3,305,201
Proceeds from calls and maturities of securities available for sale	13,252,217	6,263,087	10,794,659
Net decrease (increase) in loans	(84,722,544)	30,963,273	(8,965,918)
Purchases of other investments	(9,400)	(428,450)	(15,500)
Purchases of premises and equipment	(1,937,735)	(1,736,229)	(1,612,717)
Proceeds from sales of premises and equipment	18,264	—	—
Proceeds from sale of other real estate and other assets	1,961,327	1,839,775	765,893
Purchase of bank owned life insurance	(3,750,000)	—	—
Net cash received in business combination	—	—	77,777,555
Net cash (used) provided by investing activities	(86,877,373)	27,446,141	72,417,108

Cash Flows From Financing Activities:
Net increase (decrease) in deposits	64,557,069	(6,345,049)	(104,205,084)
Net decrease in short term borrowings	(97,116)	(258,544)	(3,208,398)
Repayments of notes payable	(218,414)	(207,593)	(305,762)
Proceeds from Federal Home Loan Bank advances	5,000,000	—	—
Repayments of Federal Home Loan Bank advances	(5,000,000)	—	—
Purchase of common stock	(1,331,419)	—	—
Proceeds from issuance of common stock, net	-	35,772	207,702
Proceeds from exercise of common stock options	321,875	196,251	64,500
Proceeds from issuance of preferred stock (SBLF), net	—	24,359,000	—
Repayment of preferred stock (CPP)	—	(15,712,000)	—
Noncontrolling interest in joint venture	(202,000)	105,000	—
Cash dividends paid on preferred stock	(1,220,000)	(749,552)	(815,520)
Net cash provided (used) by financing activities	61,809,995	1,423,285	(108,262,562)
Net increase (decrease) in cash and cash equivalents	(10,125,913)	40,026,394	(31,997,420)
Cash and cash equivalents:
Beginning	$92,129,049	$52,102,655	$84,100,075
Ending	$82,003,136	$92,129,049	$52,102,655

(Continued)

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — continued
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$6,797,587	$9,211,295	$11,754,089
Cash paid for taxes	929,500	205,000	1,146,000

Transfer of loans to other real estate owned	1,505,994	973,125	512,024
Accretion of preferred stock discount	—	508,720	169,640

See Notes to Consolidated Financial Statements

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

%

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Banking Activities: Nicolet Bankshares, Inc. (the “Company”) was incorporated on April 5, 2000. Effective June 6, 2002, Nicolet Bankshares, Inc. received approval to become a one-bank holding company owning 100% of the common stock of Nicolet National Bank (the “Bank”). Nicolet National Bank opened for business on October 29, 2000.

During 2004, the Company entered into a joint venture, Nicolet Joint Ventures, LLC (the “JV”), with a real estate development and investment firm in connection with the selection and development of a site for a new headquarters facility. The firm that is the joint venture party is considered a related party, as one of its principals is a Board member and shareholder of the Company. The JV involves a 50% ownership by the Company.

During 2008, the Company purchased 100% of Brookfield Investment Partners, LLC (“Brookfield Investments”), an investment advisory firm that provides investment strategy and transactional services to financial institutions.

In 2010, the Company purchased selected assets and assumed the deposits and leases of four Brown County, Wisconsin, branch offices from a Madison-based thrift (the “2010 Branch Acquisition”). See Note 2, “Business Combinations,” for additional disclosures.

The consolidated income of the Company is derived principally from the Bank, which conducts lending (primarily commercial-based loans, as well as residential and consumer loans) and deposit gathering (including other banking- and deposit-related products and services, such as ATMs, safe deposit boxes, check-cashing, wires, and debit cards) to businesses, consumers and governmental units principally in its trade area of northeastern Wisconsin, trust and brokerage services, and the support to deliver, fund and manage all such banking services to its customer base. The contribution of the JV and Brookfield Investments are not significant to the consolidated balance sheet or net income. While the Company’s chief decision-makers monitor the revenue streams of various products and services, the operations are managed and financial performance is evaluated on a company-wide basis; accordingly, management considers all the Company’s operations to be aggregated in one reportable operating segment.

The Bank is subject to competition from other financial institutions providing financial products. The Company and the Bank are regulated by certain regulatory agencies, including the Office of the Comptroller of the Currency and the Federal Reserve Board, and are subject to periodic examination by those agencies.

A summary of the Company’s significant accounting policies follows.

Principles of Consolidation: The consolidated financial statements of the Company include the accounts of the Bank, Brookfield Investments and the JV. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Results of operations of companies purchased, if any, are included from the date of acquisition.

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the assessment of deferred tax assets and liabilities.

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-earning deposits in other banks with original maturities of 90 days or less, if any. The Bank maintains amounts in due from banks which, at times, may exceed federally insured limits. Management monitors these correspondent relationships. The Bank

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

has not experienced any losses in such accounts. The Bank has restrictions on cash and due from banks as it is required to maintain certain vault cash and reserve balances with the Federal Reserve Bank to meet specific reserve requirements. The Bank’s reserve requirement was $480,000 and $175,000 at December 31, 2012 and 2011, respectively.

Securities Available For Sale: Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities classified as available for sale are carried at fair value, with unrealized gains or losses, net of related deferred income taxes, reported as increases or decreases in accumulated other comprehensive income.

Realized gains or losses on securities sales (using the specific identification method) and declines in value judged to be other-than-temporary are included in the consolidated statements of income under Gain (loss) on sale, disposal and writedown of assets, net.

Premiums and discounts are amortized or accreted into interest income over the life of the related securities using the effective interest method.

Management evaluates investment securities for other-than-temporary impairment on at least an annual basis. A decline in the market value of any investment below amortized cost that is deemed other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors considered temporary in nature is recognized in other comprehensive income. In evaluating other-than-temporary impairment, management considers the length of time and extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer for a period sufficient to allow for any anticipated recovery in fair value in the near term.

Other Investments: As a member of the Federal Reserve Bank System and the Federal Home Loan Bank (“FHLB”) System, the Bank is required to maintain an investment in the capital stock of these entities. These equity securities are “restricted” in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other tradable AFS securities. As no ready market exists for these stocks, and they have no quoted market value, these investments are carried at cost. Also included are Company investments in other private companies that do not have quoted market prices, carried at cost less other-than-temporary impairment charges, if any. Management’s evaluation of these other investments for impairment includes consideration of the financial condition and other available relevant information of the issuer.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value as determined on an aggregate basis. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net income in the period in which the change occurs. As of December 31, 2012 and 2011, no valuation allowance was necessary. Loans held for sale are sold servicing released and without recourse. Mortgage income represents net gains from the sale of mortgage loans held for sale, and to a much lesser degree, if any, received from borrowers and loan investors related to these loans.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at their principal amount outstanding, net of deferred loan fees and costs. Interest income is accrued on the unpaid principal balance using the simple interest method. The accrual of interest income on loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower’s ability to meet payment of interest or principal when due. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal, though may be

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

placed in such status earlier based on circumstances. Loans past due 90 days or more may continue on accrual only when they are well secured and/or in process of collection or renewal. When interest accrual is discontinued, all previously accrued but uncollected interest is reversed against current period interest income. Cash collections on nonaccrual loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is paid in full. Accrual of interest may be resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time. Management considers a loan to be impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Allowance for Loan Losses: The allowance for loan losses is a reserve for estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for loan losses. Loans are charged off when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance for loan losses. A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio.

The allocation methodology applied by the Company is designed to assess the appropriateness of the allowance for loan losses and includes allocations for specifically identified impaired loans and loss factor allocations for all remaining loans, with a component primarily based on historical loss rates and a component primarily based on other qualitative factors. The methodology includes evaluation and consideration of several factors, such as but not limited to management’s ongoing review and grading of loans, facts and issues related to specific loans, historical loan losses and delinquency experience, trends in past due and nonaccrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or circumstances underlying collectability of loans. Because each of the criteria used is subject to change, the allocation of the allowance for loan losses is made for analytical purposes and is not necessarily indicative of the trend of future loan losses in any particular loan category. The total allowance is available to absorb losses from any segment of the loan portfolio. Management believes the allowance for loan losses is appropriate. The allowance analysis is reviewed by the Board on a quarterly basis in compliance with regulatory requirements.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Bank to make additions to the allowance for loan losses based on their judgments of collectability based on information available to them at the time of their examination.

Credit-Related Financial Instruments: In the ordinary course of business the Bank has entered into financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Transfers of Financial Assets: Transfers of financial assets, primarily in loan participation activities, are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return assets.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the related assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Maintenance and repairs are expensed as incurred.

Estimated useful lives of premises and equipment generally range as follows:

Building	25 – 39	years
Leasehold improvements	5 – 15	years
Furniture and equipment	3 – 10	years

Other Real Estate Owned: Other real estate owned, acquired through partial or total satisfaction of loans, is carried at fair value less estimated costs to sell. Any write-down in the carrying value at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains or losses on disposition and revenues and expenses incurred to hold and maintain such properties, are treated as period costs. Other real estate owned, included in other assets in the consolidated balance sheets, was approximately $193,000 and $641,000 at December 31, 2012 and 2011, respectively.

Goodwill and Core Deposit Intangible: Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired or deposit base premiums which represents the value of the acquired customer core deposit base and are included in other assets in the consolidated balance sheets. The core deposit intangible (related to the 2010 Branch Acquisition) has an estimated finite life, is amortized on an accelerated basis over a 10-year period, and is subject to periodic impairment evaluation. Goodwill is not amortized but is subject to impairment tests on at least an annual basis. Management periodically reviews the carrying value of its long-lived and intangible assets to determine if any impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life, in which case an impairment charge would be recorded as an expense in the period of impairment. In making such determination, management evaluates whether there are any adverse qualitative factors indicating that an impairment may exist, as well as the performance, on an undiscounted basis, of the underlying operations or assets which give rise to the intangible. The Company’s annual assessments indicated no impairment charge on goodwill or core deposit intangible was required for 2012 or 2011. Goodwill was approximately $762,000 at both December 31, 2012 and 2011. The net book value of core deposit intangible was approximately $2,242,000 and $2,880,000 at December 31, 2012 and 2011, respectively.

Short-term borrowings: Short-term borrowings consist primarily of overnight Federal funds purchased and securities sold under agreements to repurchase (“repos”), or other short-term borrowing arrangements. Repos are with commercial deposit customers, and are treated as financing activities carried at the amounts that will be subsequently repurchased as specified in the respective agreements. Repos generally mature within one to four days from the transaction date. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Stock-based Compensation Plans: Share-based payments to employees, including grants of restricted stock or stock options, are valued at fair value on the date of grant and expensed on a straight-line basis as compensation expense over the applicable vesting period.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

For stock option grants, the fair value of each option is estimated on the date of grant using the Black-Scholes model. There were no stock option grants in 2011. The weighted average assumptions used for valuing option grants in 2012 and 2010 is as follows:

	2012	2010
Dividend yield	0%	0%
Expected volatility	25%	25%
Risk-free interest rate	1.37%	2.12%
Expected average life	7 years	7 years
Weighted average per share fair value of options	$4.87	$5.41

Income taxes: The Company files a consolidated federal income tax return and a combined state income tax return (both of which include the Company and its wholly owned subsidiaries). Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the companies that incur federal tax liabilities.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when it is more likely than not that a portion of the full amount of the deferred tax asset will not be realized. In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

The Company may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. At December 31, 2012, the Company had determined it had no significant uncertain tax positions. Interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Earnings Per Common Share: Basic earnings per common share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by dividing net income available to common shareholders by the weighted average number of common shares adjusted for the dilutive effect of outstanding stock options, and other potential common stock issuances, if any, from instruments such as convertible securities and warrants.

Earnings per common share and related information are summarized as follows:

	Years ended December 31,
	2012	2011	2010
Net income, net of noncontrolling interest	$3,035,881	$1,490,285	$1,110,349
Less preferred stock dividends and discount accretion	1,220,000	1,461,332	985,160
Net income available to common shareholders	$1,815,881	$28,953	$125,189

Weighted average common shares outstanding	3,440,101	3,468,658	3,452,358
Effect of dilutive stock options	1,591	19,102	28,684
Diluted weighted average common shares outstanding	3,441,692	3,487,760	3,481,042

Basic earnings per common share	$0.53	$0.01	$0.04
Diluted earnings per common share	$0.53	$0.01	$0.04

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Treasury Stock: Treasury stock is accounted for at cost on a first-in-first-out basis. It is the Company’s general policy to cancel treasury stock shares in the same year as purchased.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, bypass the income statement and instead are reported in accumulated other comprehensive income, as a separate component of the equity section of the balance sheet. Realized gains or losses are reclassified to current period earnings. Changes in these items, along with net income, are components of comprehensive income. The Company presents comprehensive income in a separate consolidated statement of comprehensive income.

Reclassifications: Certain amounts in the 2011 and 2010 consolidated financial statements have been reclassified to conform to the 2012 presentation.

New Accounting Developments: In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2012-02, Testing Indefinite-Level Intangible Assets for Impairment (the revised standard). It allows companies to perform a “qualitative” assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and entities can choose to early adopt the revised guidance. It is not expected to have a material impact on the Company’s financial position, results of operations or disclosures.

In January 2013, the FASB issued Accounting Standards Update No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company is currently evaluating the impact this guidance will have on its financial position and disclosures. It is not expected to have an impact on the results of operations.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this update require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component and by the respective line items of net income. This guidance is not expected to have a material impact on the Company’s financial position, results of operations, or disclosures.

Subsequent Events: Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 22, 2013 the date on which financial statements were available to be issued.

NOTE 2.    BUSINESS COMBINATIONS

On July 23, 2010, the Company consummated its cash purchase of four Brown County, Wisconsin, branch offices from a Madison-based thrift (the “2010 Branch Acquisition”), to extend its deposit outreach in this market and to add greater retail diversity to its deposit base. At consummation, the Company acquired assets with a fair value of approximately $107 million, including $25 million of loans, $4 million of core deposit intangible and $78 million in cash, and assumed liabilities with a fair value of approximately $107 million, including $106 million of deposits. The acquired loans were performing loans, carefully and specifically selected, and judged by management to carry pricing appropriately commensurate with loan type, term and borrower creditworthiness; therefore, par was determined to be the initial fair value from both a market price and credit perspective. None of the acquired loans were considered impaired at the time of

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.    BUSINESS COMBINATIONS (Continued)

acquisition. A discounted cash flow method was used to mark the acquired time deposits to estimated fair value based on current comparable market rates for like-term deposits, resulting in a $1 million initial mark (amortized against interest expense over the weighted average remaining life of the acquired term deposits). The value of acquiring long-term relationships with depositors (i.e. the core deposit intangible) was estimated, including consideration of market and competitive information, comparable deposit premiums in other transactions, trend analysis, run-off risks, and other modeling, resulting in a $4 million initial core deposit intangible (amortized on an accelerated basis over its estimated useful life of 10 years).

On November 28, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mid-Wisconsin Financial Services, Inc. (“MWFS”), the holding company of Mid-Wisconsin Bank. At December 31, 2012, MWFS had total assets of $454 million, loans of $296 million, deposits of $354 million and total equity of $36 million. Pursuant to the terms of the Merger Agreement, MWFS will be merged with and into the Company, and after the merger, Mid-Wisconsin Bank will be merged with and into the Bank. The transactions contemplated by the Merger Agreement are expected to be completed in the second quarter of 2013 and are contingent upon customary conditions, including regulatory approvals and the approval of shareholders of both the Company and MWFS.

Under the terms of the Merger Agreement, MWFS shareholders will receive 0.3727 shares of the Company’s common stock, except in certain limited circumstances outlined in the Merger Agreement, which include, among other instances, cash in lieu of fractional shares or for certain MWFS shareholders who own a small number of shares of MWFS common stock, all as defined or adjusted pursuant to the terms of the Merger Agreement. As a condition of the merger, MWFS shall have redeemed by the closing of the merger its preferred stock (issued to the Department of U.S. Treasury (“UST”) as part of its participation in the federal government’s Capital Purchase Program (“CPP”) with par value of $10.5 million) plus all accrued and unpaid dividends thereon; or if such redemption is not permitted by regulatory authorities for MWFS, the redemption of such stock by the Company for a maximum payment of $12.0 million

NOTE 3.    SECURITIES AVAILABLE FOR SALE

Amortized costs and fair values of securities available for sale are summarized as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
State, county and municipals	$31,642,200	$1,079,360	$34,614	$32,686,946
Mortgage-backed securities	19,875,695	802,650	10,723	20,667,622
Equity securities	1,623,775	922,225	—	2,546,000
	$53,141,670	$2,804,235	$45,337	$55,900,568

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
State, county and municipals	$30,129,777	$1,718,153	$—	$31,847,930
Mortgage-backed securities	17,449,742	1,041,824	6,851	18,484,715
U.S. Government sponsored enterprises	4,995,463	24,287	—	5,019,750
Equity securities	1,623,775	—	216,775	1,407,000
	$54,198,757	$2,784,264	$223,626	$56,759,395

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.    SECURITIES AVAILABLE FOR SALE (Continued)

The current fair value and associated unrealized losses on investments in debt and equity securities with unrealized losses at December 31, 2012 and 2011 are summarized in the following table, with the length of time the individual securities have been in a continuous loss position.

	December 31, 2012
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State, county and municipals	$4,249,443	$34,614	$—	$—	$4,249,443	$34,614
Mortgage-backed securities	3,507,168	10,723	—	—	3,507,168	10,723
	$7,756,611	$45,337	$—	$—	$7,756,611	$45,337

	December 31, 2011
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored enterprises	$1,015,445	$6,851	$—	$—	$1,015,445	$6,851
Equity securities	—	—	1,407,000	216,775	1,407,000	216,775
	$1,015,445	$6,851	$1,407,000	$216,775	$2,422,445	$223,626

At December 31, 2012, two U.S. government sponsored enterprise mortgage-backed securities, and six municipal securities had unrealized losses less than 12 months. The unrealized losses in each category have occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. The Company does not consider securities with unrealized losses at December 31, 2012 to be other-than-temporarily impaired. The Company has the ability and intent to hold its securities to maturity.

The amortized cost and fair value of securities available for sale by contractual maturity at December 31, 2012 are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following summary.

	December 31, 2012
	Amortized Cost	Fair Value
Due in less than one year	$4,330,514	$4,429,369
Due in one year through five years	20,531,873	21,403,885
Due after five years through ten years	6,404,813	6,478,692
Due after ten years	375,000	375,000
	31,642,200	32,686,946
Mortgage-backed securities	19,875,695	20,667,622
Equity securities	1,623,775	2,546,000
Securities available for sale	$53,141,670	$55,900,568

Securities with a carrying value of approximately $7,241,000 and $7,487,000 as of December 31, 2012 and 2011, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

There were no securities sales during 2011. Proceeds from sales of securities available for sale during 2012 and 2010 were approximately$5,415,000 and $3,305,000, respectively. Gross gains of approximately $440,000 and $283,000 were realized on sales in 2012 and 2010, respectively. Other-than-temporary

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.    SECURITIES AVAILABLE FOR SALE (Continued)

impairment charges recorded in 2011 and 2010 were $127,750 (related to one private equity security classified in other investments) and$428,178 (related to the same security), respectively.

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES

The loan composition as of December 31, is summarized as follows:

	2012		2011
(in thousands)	Amount	% of Total	Amount	% of Total
Commercial & industrial	$197,516	35.7%	$154,011	32.6%
Owner-occupied commercial real estate (“CRE”)	118,242	21.4	111,179	23.5
CRE investment	76,618	13.9	66,577	14.1
Construction & land development	21,791	3.9	24,774	5.2
Residential construction	7,957	1.4	9,363	2.0
Residential first mortgage	85,588	15.5	56,392	11.9
Residential junior mortgage	39,352	7.1	42,699	9.0
Retail & other	5,537	1.1	7,494	1.7
Loans	552,601	100.0%	472,489	100.0%
Less allowance for loan losses	7,120		5,899
Loans, net	$545,481		$466,590
Allowance for loan losses to loans	1.29%		1.25%

Practically, all of the Bank’s loans, commitments, and standby letters of credit have been granted to customers in the Bank’s market area. Although the Bank has a diversified loan portfolio, the credit risk in the loan portfolio is largely influenced by general economic conditions and trends of the counties and markets in which the debtors operate, and the resulting impact on the operations of borrowers or on the value of underlying collateral, if any.

The allowance for loan and lease losses (“ALLL”) represents management’s estimate of probable and inherent credit losses in the Bank’s loan portfolio at the balance sheet date. In general, estimating the amount of the ALLL is a function of a number of factors, including but not limited to changes in the loan portfolio, net charge-offs, trends in past due and impaired loans, and the level of potential problem loans, all of which may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect our earnings or financial position in future periods. Allocations to the ALLL may be made for specific loans but the entire ALLL is available for any loan that, in management’s judgment, should be charged-off or for which an actual loss is realized.

The allocation methodology used by the Company includes specific allocations for impaired loans evaluated individually for impairment based on collateral values and for the remaining loan portfolio collectively evaluated for impairment primarily based on historical loss rates and other qualitative factors. Loan charge-offs and recoveries are based on actual amounts charged-off or recovered by loan category. Management allocates the ALLL by pools of risk within each loan portfolio.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the balance and activity in the ALLL by portfolio segment and the recorded investment in loans by portfolio segment based on the impairment method as of December 31, 2012 and 2011:

(in thousands):	Year ended December 31, 2012
	Commercial & industrial	Owner- occupied CRE	CRE investment	Construction & land development	Residential construction	Residential first mortgage	Residential junior mortgage	Retail & other	Total
ALLL:
Beginning balance	$1,965	$347	$393	$2,035	$311	$405	$419	$24	$5,899
Provision	263	1,750	222	1,236	222	534	53	45	4,325
Charge-offs	(295)	(1,328)	(305)	(713)	(396)	(265)	(166)	(39)	(3,507)
Recoveries	36	300	27	22	—	11	6	1	403
Ending balance	$1,969	$1,069	$337	$2,580	$137	$685	$312	$31	$7,120
As percent of ALLL	27.7%	15.0%	4.7%	36.2%	1.9%	9.6%	4.4%	0.5%	100.0%

ALLL:
Individually evaluated	$—	$—	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated	1,969	1,069	337	2,580	137	685	312	31	7,120
Ending balance	$1,969	$1,069	$337	$2,580	$137	$685	$312	$31	$7,120

Loans:
Individually evaluated	$784	$1,960	$—	$2,560	$—	$1,580	$—	$142	$7,026
Collectively evaluated	196,732	116,282	76,618	19,231	7,957	84,008	39,352	5,395	545,575
Total loans	$197,516	$118,242	$76,618	$21,791	$7,957	$85,588	$39,352	$5,537	$552,601

Less ALLL	$1,969	$1,069	$337	$2,580	$137	$685	$312	$31	$7,120
Net loans	$195,547	$117,173	$76,281	$19,211	$7,820	$84,903	$39,040	$5,506	$545,481

	Year ended December 31, 2011
	Commercial & industrial	Owner- Occupied CRE	CRE investment	Construction & land development	Residential construction	Residential first mortgage	Residential junior mortgage	Retail & other	Total
ALLL:
Beginning balance	$4,572	$556	$209	$2,165	$285	$304	$482	$62	$8,635
Provision	(77)	216	365	5,085	68	579	395	(31)	6,600
Charge-offs	(2,553)	(428)	(181)	(5,243)	(42)	(488)	(459)	(7)	(9,401)
Recoveries	23	3	—	28	—	10	1	—	65
Ending balance	$1,965	$347	$393	$2,035	$311	$405	$419	$24	$5,899
As percent of ALLL	33.3%	5.9%	6.7%	34.5%	5.3%	6.9%	7.1%	0.3%	100.0%

ALLL:
Individually evaluated	$8	$77	$163	$71	$193	$37	$—	$—	$549
Collectively evaluated	1,957	270	230	1,964	118	368	419	24	5,350
Ending balance	$1,965	$347	$393	$2,035	$311	$405	$419	$24	$5,899

Loans:
Individually evaluated	$1,744	$935	$716	$3,368	$1,894	$714	$105	$151	$9,627
Collectively evaluated	152,267	110,244	65,861	21,406	7,469	55,678	42,594	7,343	462,862
Total loans	$154,011	$111,179	$66,577	$24,774	$9,363	$56,392	$42,699	$7,494	$472,489

Less ALLL	$1,965	$347	$393	$2,035	$311	$405	$419	$24	$5,899
Net loans	$152,046	$110,832	$66,184	$22,739	$9,052	$55,987	$42,280	$7,470	$466,590

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans are generally placed on nonaccrual status when management has determined collection of the interest on a loan is doubtful or when a loan is contractually past due 90 days or more as to interest or principal payments. When loans are placed on nonaccrual status or charged-off, all current year unpaid accrued interest is reversed against interest income. The interest on these loans is subsequently accounted for on the cash basis until qualifying for return to accrual status. If collectability of the principal is in doubt, payments received are applied to loan principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Management considers a loan to be impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

The following table presents nonaccrual loans by portfolio segment as of December 31:

(in thousands)	2012	% to Total	2011	% to Total
Commercial & industrial	$784	11.2%	$1,849	19.5%
Owner-occupied CRE	1,960	27.9	934	9.9
CRE investment	—	—	716	7.6
Construction & land development	2,560	36.4	3,367	35.5
Residential construction	—	—	1,480	15.6
Residential first mortgage	1,580	22.5	1,129	11.9
Residential junior mortgage	—	—	—	—
Retail & other	142	2.0	1	0.0
Nonaccrual loans	$7,026	100.0%	$9,476	100%

The following tables present past due loans by portfolio segment as of December 31:

	December 31, 2012
(in thousands)	30–89 Days Past Due (accruing)	90 Days & Over or non-accrual	Current	Total
Commercial & industrial	$—	$784	$196,732	$197,516
Owner-occupied CRE	—	1,960	116,282	118,242
CRE investment	—	—	76,618	76,618
Construction & land development	—	2,560	19,231	21,791
Residential construction	—	—	7,957	7,957
Residential first mortgage	—	1,580	84,008	85,588
Residential junior mortgage	—	—	39,352	39,352
Retail & other	6	142	5,389	5,537
Total loans	$6	$7,026	$545,569	$552,601
As a percent of total loans	0.0%	1.3%	98.7%	100.0%

	December 31, 2011
(in thousands)	30–89 Days Past Due (accruing)	90 Days & Over or non-accrual	Current	Total
Commercial & industrial	$898	$1,849	$151,264	$154,011
Owner-occupied CRE	380	934	109,865	111,179
CRE investment	—	716	65,861	66,577
Construction & land development	1,139	3,367	20,268	24,774
Residential construction	—	1,480	7,883	9,363
Residential first mortgage	330	1,129	54,933	56,392
Residential junior mortgage	123	—	42,576	42,699
Retail & other	—	1	7,493	7,494
Total loans	$2,870	$9,476	$460,143	$472,489
As a percent of total loans	0.6%	2.0%	97.4%	100.0%

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

A description of the loan risk categories used by the Company follows:

1-4 Pass:  Credits exhibit adequate cash flows, appropriate management and financial ratios within industry norms and/or are supported by sufficient collateral. Some credits in these rating categories may require a need for monitoring but elements of concern are not severe enough to warrant an elevated rating.

5 Watch:  Credits with this rating are adequately secured and performing but are being monitored due to the presence of various short term weaknesses which may include unexpected, short term adverse financial performance, managerial problems, potential impact of a decline in the entire industry or local economy and delinquency issues. Loans to individuals or loans supported by guarantors with marginal net worth or collateral may be included in this rating category.

6 Special Mention:  Credits with this rating have potential weaknesses that, without the Company’s attention and correction may result in deterioration of repayment prospects. These assets are considered Criticized Assets. Potential weaknesses may include adverse financial trends for the borrower or industry, repeated lack of compliance with Company requests, increasing debt to worth, serious management conditions and decreasing cash flow.

7 Substandard:  Assets with this rating are characterized by the distinct possibility the Company will sustain some loss if deficiencies are not corrected. All foreclosures, liquidations, and non-accrual loans are considered to be categorized in this rating, regardless of collateral sufficiency.

8 Doubtful:  Assets with this rating exhibit all the weaknesses as one rated Substandard with the added characteristic that such weaknesses make collection or liquidation in full highly questionable.

9 Loss:  Assets in this category are considered uncollectible. Pursuing any recovery or salvage value is impractical but does not preclude partial recovery in the future.

The following tables present loans by loan grade as of December 31:

	2012
(in thousands)	Grades 1 – 4	Grade 5	Grade 6	Grade 7	Grade 8	Grade 9	Total
Commercial & industrial	$192,426	$1,969	$604	$2,517	$—	$—	$197,516
Owner-occupied CRE	96,313	16,502	1,832	3,595	—	—	118,242
CRE investment	66,358	8,545	—	1,715	—	—	76,618
Construction &land development	12,351	855	877	7,708	—	—	21,791
Residential construction	6,775	—	—	1,182	—	—	7,957
Residential first mortgage	82,914	1,094	—	1,580	—	—	85,588
Residential junior mortgage	38,582	199	249	322	—	—	39,352
Retail & other	5,537	—	—	—	—	—	5,537
Total loans	$501,256	$29,164	$3,562	$18,619	$—	$—	$552,601

	2011
(in thousands)	Grades 1 – 4	Grade 5	Grade 6	Grade 7	Grade 8	Grade 9	Total
Commercial & industrial	$141,698	$4,321	$1,638	$6,354	$—	$—	$154,011
Owner-occupied CRE	91,503	6,716	2,141	10,819	—	—	111,179
CRE investment	60,656	5,205	—	716	—	—	66,577
Construction & land development	12,726	1,625	897	9,526	—	—	24,774
Residential construction	2,174	5,709	—	1,480	—	—	9,363
Residential first mortgage	51,950	1,245	213	2,984	—	—	56,392
Residential junior mortgage	41,697	324	—	678	—	—	42,699
Retail & other	7,343	—	—	151	—	—	7,494
Total loans	$409,747	$25,145	$4,889	$32,708	$—	$—	$472,489

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

In determining the appropriateness of the allowance for loan losses, management includes allocations for specifically identified impaired loans and loss factor allocations for all remaining loans, with a component primarily based on historical loss rates and another component primarily based on other qualitative actors. Impaired loans are individually assessed and are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Loans that are determined not to be impaired are collectively evaluated for impairment, stratified by type and allocated loss ranges based on the Company’s actual historical loss ratios for each strata, and adjustments are also provided for certain current environmental and qualitative factors. An internal loan review function rates loans using a grading system based on nine different categories. Loans with grades of seven or higher (“classified loans”) represent loans with a greater risk of loss and may be assigned allocations for loss based on specific review of the weaknesses observed in the individual credits if classified as impaired. Classified loans are constantly monitored by the loan review function to ensure early identification of any deterioration.

The following table presents impaired loans as of December 31, 2012:

(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2012
With no related allowance:
Commercial & industrial	$784	$1,287	$—	$3,015	$265
Owner-occupied CRE	1,960	1,960	—	636	95
CRE investment	—	—	—	439	—
Construction & land development	2,560	2,560	—	6,333	—
Residential construction	—	—	—	620	—
Residential first mortgage	1,580	1,696	—	1,298	88
Residential junior mortgage	—	—	—	58	—
Retail & Other	142	150	—	120	7
With a related allowance:			—
Commercial & industrial	$—	$—	$—	$177	$—
Owner-occupied CRE	—	—	—	162	—
CRE investment	—	—	—	—	—
Construction & land development.	—	—	—	—	—
Residential construction	—	—	—	—	—
Residential first mortgage	—	—	—	—	—
Residential junior mortgage	—	—	—	—	—
Retail & other	—	—	—	—	—
Total:
Commercial & industrial	$784	$1,287	$—	$3,192	$265
Owner-occupied CRE	1,960	1,960	—	798	95
CRE investment	—	—	—	439	—
Construction & land development	2,560	2,560	—	6,333	—
Residential construction	—	—	—	620	—
Residential first mortgage	1,580	1,696	—	1,298	88
Residential junior mortgage	—	—	—	58	—
Retail & other	142	150	—	120	7
Total	$7,026	$7,653	$—	$12,858	$455

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following is a summary of information pertaining to impaired loans as of December 31, 2011:

Impaired loans for which a specific allowance has been provided	$3,353,000
Impaired loans for which no specific allowance has been provided	6,274,000
Total loans determined to be impaired	$9,627,000
Specific allowance provided for impaired loans, included in the allowance for loan losses	$549,000
Average investment in year-end impaired loans	$19,096,000
Cash basis interest income recognized on year-end impaired loans	$373,000

Interest income of approximately $1,008,000, $1,390,000, and $1,004,000 would have been earned on the year-end nonaccrual loans had they been performing in accordance with their original terms during the years ended December 31, 2012, 2011 and 2010, respectively. Interest of approximately $236,000,$220,000, and $415,000 was earned on year-end nonaccrual loans and included in income for the years ended December 31, 2012, 2011 and 2010, respectively

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment, less accumulated depreciation, is summarized as follows as of December 31:

	2012	2011
Land	$1,940,611	$1,785,376
Land improvements	1,371,069	1,252,582
Building and improvements	16,851,690	15,611,933
Leasehold improvements	4,169,815	4,052,308
Furniture and equipment	7,140,081	6,894,582
	31,473,266	29,596,781
Less accumulated depreciation	11,870,871	10,340,356
Premises and equipment, net	$19,602,395	$19,256,425

Depreciation expense amounted to approximately $1,574,000, $1,609,000, and $1,440,000 in 2012, 2011, and 2010, respectively.

The Company and certain of its subsidiaries are obligated under noncancelable operating leases for facilities, certain of which provide for increased rentals based upon increases in cost of living adjustments and other indices.

At December 31, 2012, the approximate minimum annual rentals under these noncancelable agreements with remaining terms in excess of one year are as follows:

Years Ending December 31,	($ in thousands)
2013	$559
2014	550
2015	556
2016	565
2017	409
Thereafter	2,951
Total	$5,590

Total rent expense under leases totaled approximately $626,000, $662,800, and $355,200, for 2012, 2011 and 2010 respectively.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.    DEPOSITS

Brokered deposits were approximately $32,640,000 and $38,609,000 at December 31, 2012 and 2011, respectively. The weighted average rate of brokered deposits was 0.55% and 3.08% at December 31, 2012 and 2011, respectively.

At December 31, 2012, the scheduled maturities of time deposits were as follows:

Years Ending December 31,
2013	$64,104,642
2014	50,305,594
2015	9,325,964
2016	10,260,338
2017	4,442,887
Thereafter	5,428
$138,444,853

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $68,463,000 and $93,090,000 at December 31, 2012 and 2011, respectively.

NOTE 7.    NOTES PAYABLE

At December 31 the Company had the following notes payable:

	2012	2011
Joint Venture note	$10,155,482	$10,373,896
FHLB advances	25,000,000	25,000,000
Notes Payable	$35,155,482	$35,373,896

At the completion of the construction of the Company’s headquarters building in 2005 and as part of a joint venture investment related to the building, the Company and the other joint venture partners guaranteed a JV note to finance certain costs of the building. This note is secured by the building, bears a fixed rate of 5.81% and requires monthly principal and interest payments until its maturity on June 1, 2016. The balance of this JV note was $10,155,482, and $10,373,896 as of December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Company’s FHLB advances total $25,000,000, require interest-only monthly payments, and have maturities ranging from June 2013 to August 2016. The weighted average rate of FHLB advances was 2.61% and 2.87% at December 31, 2012 and 2011, respectively. The FHLB advances are collateralized by a blanket lien on qualifying first mortgages, home equity loans, multi-family loans and certain farmland loans which totaled approximately $54,161,000 and $47,316,000 at December 31, 2012 and 2011, respectively.

At December 31, 2012 the Company had a $7,500,000 line of credit with a third party bank, bearing a variable rate of interest based on one-month LIBOR plus a margin, but subject to a floor rate , with quarterly payments of interest only. The rate was one-month LIBOR plus 2.25% with 4.25% floor at year end 2012, and was one-month LIBOR plus 2.50% with 4.50% floor at year end 2011. The outstanding balance was zero at December 31, 2012 and 2011.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.    NOTES PAYABLE (Continued)

The following table shows the maturity schedule of the notes payable as of December 31,2012.

Maturing in:
2013	$10,233,377
2014	10,247,502
2015	262,481
2016	14,412,122
$35,155,482

NOTE 8.    JUNIOR SUBORDINATED DEBENTURES

In July 2004 the Company formed a wholly owned Connecticut statutory trust, Nicolet Bank shares Statutory Trust I (the “Statutory Trust”), which issued $6.0 million of guaranteed preferred beneficial interests in the Company’s junior subordinated deferrable interest debentures that qualify as Tier 1 capital under Federal Reserve Board guidelines. All of the common securities of the Statutory Trust are owned by the Company. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Statutory Trust to purchase $6,185,568 of junior subordinated debentures of the Company, which pay an 8% fixed rate. The proceeds received by the Company from the sale of the junior subordinated debentures were used for general purposes, primarily to provide capital to the Bank. The debentures represent the sole asset of the Statutory Trust. The Statutory Trust is not included in the consolidated financial statements. The net combined effect of all the documents entered into in connection with the trust preferred securities is that the Company is liable to make the distributions and other payments required on the trust preferred securities.

The Company has the right to redeem the debentures purchased by the Statutory Trust, in whole or in part, on or after July 15, 2009. If the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. The maturity date of the debenture, if not redeemed, is July 15, 2034.

NOTE 9.    EMPLOYEE AND DIRECTOR BENEFIT PLANS

The Company has purchased life insurance contracts on the lives of certain key officers. At December 31, 2012 and 2011, the cash surrender value of the bank owned life insurance was approximately $18,697,000 and $14,237,000, respectively, as included in the consolidated balance sheets.

The Company sponsors a deferred compensation plan for certain key management employees and directors. Under the management plan, employees designated by the Board of Directors may defer compensation and receive the deferred amounts plus earnings thereon upon termination of employment or at their election. The liability for the cumulative employee contributions and earnings thereon at December 31,2012 and 2011 totaled approximately $439,000 and $391,000, respectively. Under the director plan, which was approved in 2005, participating directors may defer up to 100% of their Board compensation towards the purchase of Company common stock at market prices on a quarterly basis that is held in a Rabbi Trust. During 2012 and 2011 the plan purchased 3,350 and 3,004 shares of Company common stock, respectively, valued at approximately $55,300 in 2012 and $49,600 in 2011. In 2012, common stock valued at approximately $71,400 (and representing 3,667 shares) was distributed under this director plan; while no distributions were made in 2011. The common stock outstanding and the related director deferred compensation liability are offsetting components of the Company’s equity in the amount of $300,000 at year end 2012 and $315,762 at year end 2011 representing 16,572 shares and 16,889 shares, respectively.

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 100% of salary compensation on either a pre-tax or after-tax basis, subject to certain IRS limits. Under the plan, the Company matches 100% of participating employee contributions up to 6% of the participant’s gross

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.    EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

compensation. The Company contribution vests over five years. The Company can make additional annual discretionary profit sharing contributions, as determined by the Board of Directors.

During 2012, 2011 and 2010, the Company’s 401(k) expense was approximately $498,000, $462,000, and $415,000, respectively.

NOTE 10.    STOCK-BASED COMPENSATION

At December 31, 2012, the Company had two stock-based plans. These plans are administered by a committee of the Board of Directors and provide for the granting of various equity awards in accordance with the plan documents to certain officers, employees and directors of the Company.

The Company’s 2002 Stock Incentive Plan initially covered 125,000 shares of the Company’s common stock. The Company, with subsequent shareholder approval, revised this plan to allow for 450,000 additional shares in 2005 and 600,000 additional shares in 2008. A total of 1,175,000 shares have been reserved for potential stock options under the 2002 Plan.

The Company also adopted, with subsequent shareholder approval, the 2011 Long Term Incentive Plan covering up to 500,000 shares of the Company’s common stock. This plan provides for certain stock-based awards such as, but not limited to, stock options, stock appreciation rights and restricted common stock, as well as cash performance awards.

In general, for stock options granted the exercise price will not be less than the fair market value of the Company’s common stock on the date of grant, the options will become exercisable based upon vesting terms determined by the committee, and the options will expire ten years after the date of grant. In general, for restricted stock granted the shares are issued at the fair market value of the Company’s common stock on the date of grant, are restricted as to transfer, but are not restricted as to dividend payments or voting rights, and the transfer restrictions lapse over time, depending upon vesting terms provided for in the grant and contingent upon continued employment.

As of December 31, 2012, approximately 729,000 shares were available for grant under these plans (collectively the “Stock Incentive Plans”).

Activity of the Stock Incentive Plans is summarized in the following tables:

Stock Options	Weighted- Average Fair Value of Options Granted	Option Shares Outstanding	Weighted- Average Exercise Price	Exercisable Shares
Balance — December 31, 2009		755,607	$17.51	432,852
Granted	$5.41	12,500	17.15
Exercise of stock options		(6,450)	10.00
Forfeited		(32,000)	17.03
Balance — December 31, 2010		729,657	$17.59	491,780
Granted	—	—	—
Exercise of stock options		(17,750)	11.06
Forfeited		(9,000)	15.76
Balance — December 31, 2011		702,907	$17.78	533,074
Granted	$4.87	184,625	16.50
Exercise of stock options		(25,750)	12.50
Forfeited		(36,250)	16.84
Balance — December 31, 2012		825,532	$17.70	548,623

Options outstanding at December 31, 2012 are exercisable at option prices ranging from $12.50 to $26.00. There are 382,208 options outstanding in the range from $12.50—$17.00, 396,824 options outstanding

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.    STOCK-BASED COMPENSATION (Continued)

in the range from $17.01—$22.00, and 46,500 options outstanding in the range from $22.01—$26.00. The exercisable options have a weighted average remaining contractual life of approximately 4 years as of December 31, 2012.

Intrinsic value represents the amount by which the fair market value of the underlying stock exceeds the exercise price of the stock options. The total intrinsic value of options exercised in 2012, 2011 and 2010 was approximately $103,000, $97,000 and $45,000, respectively. The weighted average exercise price of stock options exercisable at December 31, 2012 was $18.16.

Restricted Stock	Weighted- Average Grant Date Fair Value	Restricted Shares Outstanding
Balance — December 31, 2011	$—	—
Granted	16.50	54,725
Vested	—	—
Forfeited	16.50	(250)
Balance — December 31, 2012	$16.50	54,475

The Company recognized approximately $511,000, $294,000 and $296,000 of stock-based employee compensation expense during the years ended December 31, 2012, 2011 and 2010, respectively, associated with its stock equity awards. As of December 31, 2012, there was approximately $1,896,000 of unrecognized compensation cost related to equity award grants. The cost is expected to be recognized over the remaining vesting period of approximately five years.

NOTE 11.    STOCKHOLDERS’ EQUITY

On March 18, 2005, the stockholders of the Company approved a reorganization plan for the purpose of taking the Company private by reducing its number of stockholders of record below 300. The reorganization plan permitted the Company to discontinue reporting to the Securities and Exchange Commission based on the reduced number of stockholders. The reorganization was accomplished through a cash-out merger whereby stockholders owning 1,500 or fewer shares of common stock were paid cash for each share owned.

In December 2008, through a private placement, the Company raised $9,500,000 in capital, issuing 594,083 shares. The $100,000 of incurred costs related to the private placement issuance was charged against additional paid-in capital.

On December 23, 2008, under the federal government’s CPP, the Company received $14,964,000 from the UST for the issuance of 14,964 shares of senior preferred stock with $1,000 per share liquidation value (bearing a 5% dividend for the first five years and 9% thereafter) and an additional 748 shares of senior preferred stock with $1,000 per share liquidation value (bearing a 9% dividend) following the UST’s immediate exercise of preferred stock warrants. The $100,000 of incurred costs related to the preferred stock issuance was charged directly against preferred stock. The initial $848,200 discount recorded on preferred stock that resulted from allocating a portion of the proceeds to the warrants is accreted directly to retained earnings over a five-year period on a straight-line basis.

While the preferred stock under CPP was outstanding, the Company was subject to various restrictions governed by the executed documents with the UST, and by related governmental enactments. Such restrictions included: a) UST approval required for any increase in common dividends per share and for any repurchase of outstanding common stock; b) CPP period dividends required to be paid in full before dividends could be paid to common shareholders; c) no tax deduction to the Company for any senior executive officer whose compensation was above $500,000; and d) additional restrictions and compliance requirements on executive compensation.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.    STOCKHOLDERS’ EQUITY (Continued)

On September 1, 2011, after appropriate regulatory approvals, the Company effectively redeemed all the senior preferred stock under the CPP, paying the UST $15,712,000 and accelerating the accretion of the remaining discount of $396,000, which unfavorably affected 2011 net income available to common shareholders. Such redemption was in connection with the Company’s participation in the UST’s Small Business Lending Fund (“SBLF”) described below. The SBLF is a program separate and distinct from the Troubled Asset Relief Program (“TARP”), and thus, among other things, the restrictions noted above under the CPP or related government enactments are no longer applicable to the Company.

The SBLF is a UST program made available to community banks, designed to boost lending to small businesses by providing participating banks with capital and liquidity. In particular, the SBLF program targets commercial, industrial, owner-occupied real estate and agricultural-based lending to qualifying small businesses, which include businesses with less than $50 million in revenue, and promotes outreach to women-owned, veteran-owned and minority-owned businesses.

On September 1, 2011, under the SBLF, the Company received $24,400,000 from the UST for the issuance of 24,400 shares of Non-cumulative Perpetual Preferred Stock, Series C, with $1,000 per share liquidation value. The $41,000 of incurred issuance costs was charged against additional paid-in capital. The annual dividend rate upon funding and for the following nine calendar quarters is 5%, unless there is growth in qualifying small business loans outstanding over a baseline which could reduce the rate to as low as 1% (as determined under the terms of the Securities Purchase Agreement (the “Agreement”)), adjusted quarterly. The dividend rate is fixed for the tenth quarter after funding through the end of the first four and one-half years at 7% (unless fixed at 5% or lower rate given increased lending as similarly described above); and finally the dividend rate is fixed at 9% after four and one-half years if the preferred stock is not repaid. The Company’s weighted average dividend rate for 2012 and for 2011 (since funding) was 5%. Under the terms of the Agreement, the Company is required to provide various information, certifications, and reporting to the UST. At December 31, 2012, the Company believes it was in compliance with the requirements set by the UST in the Agreement. The preferred stock (under CPP or SBLF) qualifies as Tier 1 capital for regulatory purposes.

NOTE 12.    INCOME TAXES

The current and deferred amounts of income tax expense were as follows:

	2012	2011	2010
Current	$1,802,447	$(135,372)	$1,017,309
Deferred	(86,304)	461,598	(880,983)
Change in valuation allowance	(186,695)	(7,795)	—
Income tax expense	$1,529,448	$318,431	$136,326

The differences between the income tax expense recognized and the amount computed by applying the statutory federal income tax rate to the earnings before income taxes, less noncontrolling interest, for the years ended December 31, 2012, 2011 and 2010 are included in the following table.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.    INCOME TAXES (Continued)

	2012	2011	2010
Tax on pretax income , less noncontrolling interest, at statutory rates	$1,552,212	$614,963	$423,870
State income taxes, net of federal effect	252,523	90,996	59,589
Tax-exempt interest income	(358,097)	(410,944)	(374,066)
Non-deductible interest disallowance	35,477	52,973	63,762
Increase in cash surrender value life insurance	(241,481)	(194,553)	(195,140)
Non-deductible business entertainment	84,230	84,077	75,023
Non-deductible merger expenses	127,349	—	—
Stock based employee compensation	101,126	96,911	100,552
Other, net	(23,891)	(15,992)	(17,264)
Income tax expense	$1,529,448	$318,431	$136,326

The net deferred tax asset included with other assets into the accompanying consolidated balance sheets includes the following amounts of deferred tax assets and liabilities at December 31:

	2012	2011	2010
Deferred tax assets:
Allowance for loan losses	$2,803,159	$2,322,653	$3,399,659
State net operating loss carryforwards	170,203	199,887	194,490
Credit carryforwards	—	450,226	—
Other real estate	7,885	12,702	50,772
Investment securities	218,871	218,871	168,575
Compensation	374,896	278,436	244,987
Core deposit intangible	342,751	299,537	217,594
Other	96,895	200,600	53,303
Total deferred tax asset	4,014,660	3,982,912	4,329,380
Less valuation allowance	—	(186,695)	(194,490)
Deferred tax asset	4,014,660	3,796,217	4,134,890
Deferred tax liabilities:
Premises and equipment	(434,466)	(487,317)	(347,898)
Prepaid expenses	(97,697)	(99,402)	(32,558)
Other	—	—	(91,133)
Unrealized gain on securities available for sale	(1,075,970)	(870,620)	(514,394)
Total deferred tax liability	(1,608,133)	(1,457,339)	(985,983)
Net deferred tax asset	$2,406,527	$2,338,878	$3,148,907

The Company has a state net operating loss carryforward of approximately $3,200,000 for which the related tax benefit is $170,000. The prior year valuation allowance of $187,000 related to the state net operating loss carryover was reversed in 2012 due to a change in state law which allows for the use of the parent company’s state net operating loss against consolidated earnings. Management expects to utilize the full $3,200,000 prior to expiration.

NOTE 13.    COMMITMENTS AND CONTINGENCIES

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees, and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.    COMMITMENTS AND CONTINGENCIES (Continued)

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

A summary of the contractor notional amount of the Company’s exposure to off-balance-sheet risk as of December 31 is as follows:

	2012	2011
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$178,676,000	$158,261,000
Standby letters of credit	4,050,000	6,631,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Credit card commitments are generally unsecured.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral, which may include accounts receivable, inventory, property, equipment, and income-producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third-party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2012 and 2011, no amounts have been recorded as liabilities for the Bank’s potential obligations under these guarantees.

The Company has federal funds accommodations with other financial institutions where funds may be borrowed on a short-term basis at the market rate in effect at the time of the borrowing. The total federal funds accommodations were $65,000,000 as of December 31, 2012 and 2011. At December 31, 2012 and 2011, the Company had no outstanding balance on these lines.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

NOTE 14.    RELATED PARTY TRANSACTIONS

The Company conducts transactions, in the normal course of business, with its directors and officers, including companies in which they have a beneficial interest. It is the Company’s policy to comply with federal regulations that require that these transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable transactions to other persons. Related party loans totaled approximately $24,340,000 at December 31, 2012 and $24,510,000 at December 31, 2011.

During 2004, the Company entered into a joint venture (50% ownership by the Company) with a real estate development and investment firm (the “Firm”) in connection with the building of the Company’s new headquarters facility. The Firm is considered a related party, as one of its principals is a Board member and shareholder of the Company. During 2009, the Company entered into an additional transaction with the Firm

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.    RELATED PARTY TRANSACTIONS (Continued)

involving a 40% ownership of another entity resulting from an arm’s length workout of a loan originally held by the Bank. This 40% ownership was subsequently sold during 2010 at a gain to the Company of approximately $88,000. Finally, in August 2011, the Company opened a new branch location in a facility which is leased from an entity owned by the Firm on terms considered by management to be arms-length.

NOTE 15.	GAIN (LOSS) ON SALE, DISPOSAL AND WRITEDOWN OF ASSETS

Components of the gain (loss) on sale, disposals and writedown of assets are as follows for the years ended December 31:

	2012	2011	2010
Gain on sale of securities, net	$440,268	$—	$283,152
Other than temporary impairment charge on securities	—	(127,750)	(428,178)
Gain (loss) on sale of other real estate owned, net	27,242	64,472	(10,307)
Writedown of other real estate owned	(20,026)	—	—
Gain on sale of other assets, net	810	8,223	96,665
Gain (loss) on sale, disposal and writedown of assets, net	$448,294	$(55,055)	$(58,668)

NOTE 16.	REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS OF DIVIDENDS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank’s financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2012 and 2011, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012 and 2011, the most recent notifications from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum Total risk-based, Tier I risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the Bank’s category.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.    REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS OF DIVIDENDS
(Continued)

The Company’s and the Bank’s actual regulatory capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions (2)
($ in thousands)	Amount	Ratio (1)	Amount	Ratio (1)	Amount	Ratio (1)
As of December 31, 2012:
Company
Total capital	$85,738	15.2%	$45,098	8.0%
Tier I capital	78,691	14.0	22,549	4.0
Leverage	78,691	11.0	28,622	4.0

Bank
Total capital	$77,500	14.1%	$43,984	8.0%	$54,981	10.0%
Tier I capital	70,624	12.8	21,992	4.0	32,988	6.0
Leverage	70,624	10.1	27,916	4.0	34,895	5.0

As of December 31, 2011:
Company
Total capital	$82,638	16.7%	$39,510	8.0%
Tier I capital	76,739	15.5	19,755	4.0
Leverage	76,739	12.1	25,468	4.0

Bank
Total capital	$74,586	15.6%	$38,340	8.0%	$47,925	10.0%
Tier I capital	68,687	14.3	19,170	4.0	28,755	6.0
Leverage	68,687	11.1	24,831	4.0	31,039	5.0

(1)	The Total capital ratio is defined as tier 1 capital plus tier 2 capital divided by total risk-weighted assets. The Tier 1 capital ratio is defined as tier 1 capital divided by total risk-weighted assets. The Leverage ratio is defined as tier 1 capital divided by the most recent quarter’s average total assets.

(2)	Prompt corrective action provisions are not applicable at the bank holding company level.

A source of income and funds for the Company are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by Federal regulatory agencies. At December 31, 2012, the Bank could pay dividends of approximately $2,850,000 without seeking regulatory approval.

NOTE 17.    FAIR VALUE OF FINANCIAL INFORMATION

Disclosure of the fair value of financial instruments, whether recognized or not recognized in the balance sheet, is required for those instruments for which it is practicable to estimate that value, with the exception of certain financial instruments and all nonfinancial instruments as provided for by the accounting standards. For financial instruments recognized at fair value in the consolidated balance sheets, the fair value disclosure requirements also apply.

The FASB’s Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.    FAIR VALUE OF FINANCIAL INFORMATION (Continued)

permit fair value measurements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. The standard emphasizes that fair value (i.e. the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement versus an entity-specific measurement.

The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the fair value measurement is based on inputs from different levels, the level within which the entire fair value measurement will be categorized is based on the lowest level input that is significant to the fair value measurement in its entirety; this assessment of the significance of an input requires management judgment.

The table following presents items measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those measurements fall, as well as a roll forward of 2012 activity for Level 3 (significant unobservable inputs) fair value measurements.

	Fair Value Measurements Using
Measured at Fair Value on a Recurring Basis:	Total	Level 1	Level 2	Level 3
($ in thousands)
State, county and municipals	$32,687	$—	$32,312	$375
Mortgage-backed securities	20,668	—	20,668	—
Equity securities	2,546	2,546	—	—
Securities available for sale, December 31, 2012	$55,901	$2,546	$52,980	$375

State, county and municipals	$31,848	$—	$30,873	$975
Mortgage-backed securities	18,484	—	18,484	—
US Government sponsored enterprises	5,020	—	5,020	—
Equity securities	1,407	1,407	—	—
Securities available for sale, December 31, 2011	$56,759	$1,407	$54,377	$975

	Securities Available for Sale
Level 3 Fair Value Measurements ($ in thousands):	2012	2011
Balance at beginning of year	$975	$1,050
Purchases/(sales)/(settlements), net	(600)	(75)
Net change in gain/(loss), realized and unrealized	—	—
Transfers in/(out) of Level 3	—	—
Balance at end of year	$375	$975

The following is a description of the valuation methodologies used by the Company for the items noted in the table above, including the general classification of such instruments in the fair value hierarchy. Where quoted market prices on securities exchanges are available, the investment is classified in Level 1 of the fair value hierarchy. Level 1 investments primarily include exchange-traded equity securities available for sale. If quoted market prices are not available, fair value is generally determined using pricing models (such as matrix pricing which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities), quoted market prices of securities with similar

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.    FAIR VALUE OF FINANCIAL INFORMATION (Continued)

characteristic (adjusted for differences between the quoted instruments and the instrument being valued), or discounted cash flows, and are classified in Level 2 of the fair value hierarchy. Examples of these investments include mortgage-related securities and obligations of state, county and municipals. Finally, in certain cases where there is limited activity or less transparency around inputs to the estimated fair value, investments are classified within Level 3 of the hierarchy. Examples of these include auction rate securities available for sale (for which there has been no liquid market since 2008). At December 31, 2012 and 2011, it was determined that carrying value was the best approximation of fair value for these Level 3 securities, based primarily on receipt of par from refinances for the auction rate securities.

The table following presents the Company’s collateral-dependent impaired loans and other real estate owned measured at fair value on a nonrecurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair Value Measurements Using
Measured at Fair Value on a Nonrecurring Basis:	Total	Level 1	Level 2	Level 3
($ in thousands)
December 31, 2012:
Collateral-dependent impaired loans	$7,026	$—	$—	$7,026
Other real estate owned	193	—	—	193

December 31, 2011:
Collateral-dependent impaired loans	$8,878	$—	$—	$8,878
Other real estate owned	641	—	—	641

The following is a description of the valuation methodologies used by the Company for the items noted in the table above, including the general classification of such instruments in the fair value hierarchy. For individually evaluated impaired loans, the amount of impairment is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the estimated fair value of the underlying collateral for collateral-dependent loans, or the estimated liquidity of the note. For other real estate owned, the fair value is based upon the estimated fair value of the underlying collateral adjusted for the expected costs to sell.

Summarized below are the estimated fair values of the Company’s financial instruments at December 31, 2012 and 2011, along with the methods and assumptions used by the Company in estimating the fair value disclosures.

	December 31, 2012
($ in thousands)	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$82,003	$82,003	$82,003	$—	$—
Securities available for sale	55,901	55,901	2,546	52,980	375
Other investments	5,221	5,221	—	3,243	1,978
Loans held for sale	7,323	7,323	7,323	—	—
Loans, net	545,481	540,887	—	—	540,887
Bank owned life insurance	18,697	18,697	18,697	—	—

Financial liabilities:
Deposits	$616,093	$617,677	$—	$—	$617,677
Short-term borrowings	4,035	4,035	4,035	—	—
Notes payable	35,155	36,017	—	36,017	—
Junior subordinated debentures	6,186	6,186	—	—	6,186

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.    FAIR VALUE OF FINANCIAL INFORMATION (Continued)

	December 31, 2011
($ in thousands)	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$92,129	$92,129
Certificates of deposits in other banks	248	248
Securities available for sale	56,759	56,759
Other investments	5,211	5,211
Loans held for sale	11,373	11,373
Loans, net	466,589	469,734
Bank owned life insurance	14,237	14,237

Financial liabilities:
Deposits	$551,536	$553,761
Short-term borrowings	4,132	4,132
Notes payable	35,374	36,557
Junior subordinated debentures	6,186	6,186

The following is a description of the evaluation methodologies used for assets and liabilities which are either recorded or disclosed at fair value.

Cash and cash equivalents and certificates of deposits in other banks: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities available for sale and other investments: Fair values for securities are based on quoted market prices on securities exchanges, when available, which is considered a Level 1 measurement. If quoted market prices are not available, fair value is generally determined using pricing models widely used in the industry, quoted market prices of securities with similar characteristics, or discounted cash flows, which is considered a Level 2 measurement, and Level 3 was deemed appropriate for auction rate securities (for which there has been no liquid market since 2008). For other investments, the carrying amount of Federal Reserve Bank and FHLB stock is a reasonably accepted fair value estimate given their restricted nature. Fair value is the redeemable (carrying) value based on the redemption provisions of the instruments which is considered a Level 2 measurement. The carrying amount of the remaining other investments (particularly common stocks of companies or other banks that are not publicly traded) approximates their fair value, determined primarily by analysis of company financial statements and recent capital issuances of the respective companies or banks, if any and represents a Level 3 measurement.

Loans held for sale: The carrying amount of loans held for sale approximates the fair value, given the short-term nature of the loans between origination and sale, which is considered a Level 1 measurement.

Loans, net: For variable-rate loans that reprice frequently and with no significant change in credit risk or other optionality, fair values are based on carrying values. Fair values for all other loans are estimated by discounting contractual cash flows using estimated market discount rates, which reflect the credit and interestrate risk inherent in the loan. Collateral-dependent impaired loans are included in loans, net. The fair value of loans is considered to be a Level 3 measurement due to internally developed discounted cash flow measurements.

Bank owned life insurance: The carrying value of these assets approximates fair value, which is considered a Level 1 measurement.

Deposits: The fair value of deposits with no stated maturity (such as demand deposits, savings, interest and non-interest checking, and money market accounts) is, by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates within the market place. Use of internal discounted cash flows provides a Level 3 fair value measurement.

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.    FAIR VALUE OF FINANCIAL INFORMATION (Continued)

Short-term borrowings: Due to the short-term nature of these instruments, the carrying amount is a reasonable estimate of fair value.

Notes payable: The fair values of notes payable are estimated using discounted cash flow analysis based on current interest rates being offered by instruments with similar terms and credit quality which represents a Level 2 measurement.

Junior subordinated debentures: The fair values of junior subordinated debentures are estimated based on an evaluation of current interest rates being offered by instruments with similar terms and credit quality. Since the market for these instruments is limited, the internal evaluation represents a Level 3 measurement.

Off-balance-sheet instruments: The estimated fair value of letters of credit at December 31, 2012 and 2011 was insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2012 and 2011.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Fair value estimates may not be realizable in an immediate settlement of the instrument. In some instances, there are no quoted market prices for the Company’s various financial instruments, in which case fair values may be based on estimates using present value or other valuation techniques, or based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of the financial instruments, or other factors. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Subsequent changes in assumptions could significantly affect the estimates.

NOTE 18.    PARENT COMPANY ONLY FINANCIAL INFORMATION

The following reflects the condensed financial statements (for the parent company) of Nicolet Bankshares, Inc.:

Balance Sheets

	December 31,
	2012	2011
Assets
Cash and due from subsidiary	$4,865,980	$4,604,894
Investments	4,523,750	3,384,750
Investments in subsidiaries	74,398,466	74,147,607
Other assets	744,710	498,779
Total assets	$84,532,906	$82,636,030

Liabilities and Stockholders’ Equity
Junior subordinated debentures	$6,185,568	$6,185,568
Other liabilities	1,014,252	427,953
Stockholders’ equity	77,333,086	76,022,509
Total liabilities and stockholders’ equity	$84,532,906	$82,636,030

NICOLET BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.    PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

Statements of Income

	For the years ended December 31,
	2012	2011	2010
Interest income	$41,893	$55,935	$135,763
Interest expense	503,093	502,562	538,073
Net interest expense	(461,200)	(446,627)	(402,310)
Dividend income	3,000,000	1,500,000	—
Operating expense	(437,357)	(75,938)	(65,594)
Loss on assets, net	—	(127,750)	(260,214)
Income tax benefit	280,190	303,425	381,720
Earnings (loss) before equity in undistributed earnings of subsidiaries	2,381,633	1,153,110	(346,398)
Equity in undistributed earnings of subsidiaries, net of dividends received	654,248	337,175	1,456,747
Net income	$3,035,881	$1,490,285	$1,110,349

Statements of Cash Flows

	For the years ended December 31,
	2012	2011	2010
Cash Flows From Operating Activities:
Net Income attributable to Nicolet Bankshares, Inc.	$3,035,881	$1,490,285	$1,110,349
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on sale, disposal, or writedown of assets, net	—	127,750	260,214
Change in other assets and liabilities, net	(93,003)	(98,297)	1,503,702
Equity in undistributed earnings of subsidiaries, net of dividends received	(250,248)	(442,175)	(1,456,747)
Net cash provided by operating activities	2,692,630	1,077,563	1,417,518
Cash Flows from Investing Activities:
Decrease (increase) in loans	—	3,100,000	(3,100,000)
Purchase of investments and other assets, net	—	—	(38,000)
Proceeds from sale of investments and other assets	—	—	548,185
Capital infusion to subsidiaries	—	(7,925,000)	—
Net cash used in investing activities	—	(4,825,000)	(2,589,815)
Cash Flows From Financing Activities:
Purchase of treasury stock	(1,331,419)	—	—
Proceeds from issuance of common stock, net	—	35,772	207,702
Proceeds from exercise of common stock options	321,875	196,251	64,500
Proceeds from issuance of preferred stock (SBLF), net	—	24,359,000	—
Repayment of preferred stock (CPP)	—	(15,712,000)	—
Noncontrolling interest in joint venture	(202,000)	(105,000)	—
Cash dividends paid on preferred stock	(1,220,000)	(749,552)	(815,520)
Net cash provided (used) by financing activities	(2,431,544)	8,234,471	(543,318)
Net increase (decrease) in cash	261,086	4,487,034	(1,715,615)
Beginning cash	4,604,894	117,860	1,833,475
Ending cash	$4,865,980	$4,604,894	$117,860

Independent Auditor’s Report

Board of Directors
Mid-Wisconsin Financial Services, Inc.
Medford, Wisconsin

We have audited the accompanying consolidated financial statements of Mid-Wisconsin Financial Services, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of the December 31, 2012 financial statements in accordance with auditing standards generally accepted in the United States. Our audits for the years ended December 31, 2011 and 2010 were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Wisconsin Financial Services, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Wipfli LLP

February 27, 2013
Green Bay, Wisconsin

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2012 and 2011
(In thousands, except per share data)

	2012	2011
Assets
Cash and due from banks	$17,087	$18,278
Interest-bearing deposits in other financial institutions	9,644	10
Federal funds sold and securities purchased under agreements to sell	478	13,072
Investment securities available-for-sale, at fair value	118,456	110,376
Loans held for sale	2,042	2,163
Loans	295,622	329,863
Less: Allowance for loan losses	(9,578)	(9,816)
Loans, net	286,044	320,047
Accrued interest receivable	1,411	1,640
Premises and equipment, net	7,519	7,943
Other investments, at cost	1,613	2,616
Other real estate owned, net	4,200	4,404
Deferred tax asset	0	1,179
Other assets	5,369	6,448
Total assets	$453,863	$488,176
Liabilities and Stockholders’ Equity
Noninterest-bearing deposits	$76,705	$70,790
Interest-bearing deposits	277,792	310,830
Total deposits	354,497	381,620
Short-term borrowings	13,439	13,655
Long-term borrowings	36,061	40,061
Subordinated debentures	10,310	10,310
Accrued interest payable	817	878
Accrued expenses and other liabilities	2,926	2,139
Total liabilities	418,050	448,663
Stockholders’ equity:
Series A preferred stock — no par value
Authorized — 10,000 shares
Issued and outstanding Series A — 10,000 shares	9,862	9,745
Series B preferred stock — no par value
Authorized — 500 shares
Issued and outstanding Series B — 500 shares	514	526
Common stock — par value $0.10 per share
Authorized—6,000,000 shares
Issued and outstanding — 1,657,119 shares	166	166
Additional paid-in capital	11,945	11,945
Retained earnings	11,907	15,526
Accumulated other comprehensive income	1,419	1,605
Total stockholders’ equity	35,813	39,513
Total liabilities and stockholders’ equity	$453,863	$488,176

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2012, 2011, and 2010
(In thousands, except per share data)

	2012		2011		2010
Interest Income
Loans, including fees		$16,965		$18,910	$21,325
Securities:
Taxable		2,003		2,563	3,216
Tax-exempt		345		403	366
Other		92		163	155
Total interest income		19,405		22,039	25,062
Interest Expense
Deposits		2,862		4,566	6,402
Short-term borrowings		78		122	95
Long-term borrowings		1,499		1,614	1,670
Subordinated debentures		198		183	595
Total interest expense		4,637		6,485	8,762
Net interest income		14,768		15,554	16,300
Provision for loan losses		4,430		4,750	4,755
Net interest income after provision for loan losses		10,338		10,804	11,545
Noninterest Income
Service fees		847		953	1,174
Trust service fees		1,103		1,066	1,103
Investment product commissions		176		221	221
Mortgage banking		504		523	955
Gain (loss) on sale of investments		21		(55)	1,054
Other		1,302		1,579	1,043
Total noninterest income		3,953		4,287	5,550
Other-than-temporary impairment losses, net
Total other-than-temporary impairment losses		0		0	(426)
Amount in other comprehensive income, before taxes		0		0	14
Total impairment		0		0	(412)
Noninterest Expense
Salaries and employee benefits		7,522		8,561	8,537
Occupancy		1,665		1,769	1,830
Data processing		631		667	651
Foreclosure/other real estate owned expense		1,284		857	243
Legal and professional fees		1,226		891	677
FDIC expense		1,011		1,117	1,036
Other		2,619		3,325	2,831
Total noninterest expense		15,958		17,187	15,805
Income (loss) before income taxes		(1,667)		(2,096)	878
Income tax expense		1,302		1,861	135
Net income (loss)		(2,969)		(3,957)	743
Preferred stock dividends, discount and premium		(650)		(644)	(641)
Net income (loss) available to common equity	$	(3,619)	$	(4,601)	$102
Earnings (loss) per common share:
Basic and diluted	$	(2.18)	$	(2.78)	$0.06
Cash dividends declared per common share		$0.00		$0.00	$0.00

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2012, 2011, and 2010
(In thousands, except per share data)

	2012		2011		2010
Net income (loss)	$	(2,969)	$	(3,957)	$743
Other comprehensive income (loss), net of tax:
Investment securities available-for-sale:
Reclassification for (gains) losses on sale of investments included in income		(21)		55	(1,054)
Net unrealized gains (losses)		(289)		1,697	(58)
Reclassification adjustment for impairment losses realized in earnings		0		0	412
Income tax benefit (expense)		124		(737)	234
Total other comprehensive income (loss) net of tax		(186)		1,015	(466)
Comprehensive income (loss)	$	(3,155)	$	(2,942)	$277

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2012, 2011, and 2010
(In thousands, except per share data)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Totals
Balance, January 1, 2010	10,500	$10,076	1,648	$165	$11,862	$20,025	$1,056	$43,184
Comprehensive income:
Net income						743		743
Other comprehensive loss							(466)	(466)
Accretion of preferred stock dividend		107				(107)		0
Amortization of preferred stock premium		(11)				11		0
Issuance of common stock:
Proceeds from stock purchase plans			4	0	32			32
Dividends — Preferred stock						(545)		(545)
Stock-based compensation					22			22
Balance, December 31, 2010	10,500	$10,172	1,652	$165	$11,916	$20,127	$590	$42,970
Comprehensive loss:
Net loss						(3,957)		(3,957)
Other comprehensive income							1,015	1,015
Accretion of preferred stock dividend		111				(111)		0
Amortization of preferred stock premium		(12)				12		0
Issuance of common stock:
Proceeds from stock purchase plans			5	1	29			30
Accrued and unpaid dividends — Preferred stock						(545)		(545)
Balance, December 31, 2011	10,500	$10,271	1,657	$166	$11,945	$15,526	$1,605	$39,513
Comprehensive loss:
Net loss						(2,969)		(2,969)
Other comprehensive loss							(186)	(186)
Accretion of preferred stock dividend		117				(117)		0
Amortization of preferred stock premium		(12)				12		0
Accrued and unpaid dividends — Preferred stock						(545)		(545)
Balance, December 31, 2012	10,500	$10,376	1,657	$166	$11,945	$11,907	$1,419	$35,813

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011, and 2010
(In thousands, except per share data)

	2012		2011		2010
Cash flows from operating activities:
Net income (loss)	$	(2,969)	$	(3,957)	$743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		858		1,094	911
Provision for loan losses		4,430		4,750	4,755
Provision for valuation allowance of other real estate owned		685		628	159
Benefit for deferred income taxes		(912)		(868)	(90)
(Gain) loss on sale of investment securities		(21)		55	(1,054)
Other-than-temporary impairment losses, net		0		0	412
Gain on premises and equipment disposals		(1)		(44)	0
(Gain) loss on sale of foreclosed other real estate owned		141		(241)	(187)
Stock-based compensation		0		0	22
Valuation allowance — deferred taxes		2,214		2,911	0
Changes in operating assets and liabilities:
Loans held for sale		121		5,281	(1,992)
Other assets		1,308		1,590	939
Other liabilities		181		(510)	(503)
Net cash provided by operating activities		6,035		10,689	4,115
Cash flows from investing activities:
Net (increase) decrease in interest-bearing deposits in other financial institutions		(9,634)		(2)	5
Net (increase) decrease in federal funds sold		12,594		19,401	(23,409)
Securities available for sale:
Proceeds from sales		521		641	38,146
Proceeds from maturities		39,234		33,184	32,614
Payment for purchases		(48,294)		(41,563)	(68,747)
FHLB stock redemption		1,003		0	0
Net decrease in loans		27,104		2,346	12,220
Capital expenditures		(282)		(685)	(682)
Proceeds from sale of premises and equipment		19		223	0
Proceeds from sale of other real estate owned		1,848		1,995	1,590
Net cash provided by (used in) investing activities		24,113		15,540	(8,263)
Cash flows from financing activities:
Net increase (decrease) in deposits	$	(27,123)	$	(18,990)	$2,810
Net increase (decrease) in short-term borrowings		(216)		4,143	1,529
Proceeds from issuance of long-term borrowings		0		0	22,061
Principal payments on long-term borrowings		(4,000)		(2,500)	(22,061)
Proceeds from stock benefit plans		0		30	32
Cash dividends paid on preferred stock		0		(136)	(545)
Net cash provided by (used in) financing activities		(31,339)		(17,453)	3,826
Net increase (decrease) in cash and due from banks		(1,191)		8,776	(322)
Cash and due from banks at beginning of year		18,278		9,502	9,824
Cash and due from banks at end of year		$17,087		$18,278	$9,502
Supplemental disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest		$4,698		$6,599	$9,057
Income taxes		(74)		250	0
Noncash investing and financing activities:
Loans transferred to other real estate owned		$2,838		$2,631	$4,965
Loans charged-off		5,176		4,988	4,034
Dividends declared but not yet paid on preferred stock		545		409	0
Loans made in connection with the sale of other real estate owned		368		75	981

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Mid-Wisconsin Financial Services, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Note 1 — Summary of Significant Accounting Policies

Principal Business Activity

Mid-Wisconsin Financial Services, Inc. (together with all of its subsidiaries, collectively referred to herein as the “Company”) operates as a full-service financial institution with a primary market area including, but not limited to, Clark, Eau Claire, Lincoln, Marathon, Oneida, Price, Taylor and Vilas Counties, Wisconsin. The Company provides a variety of traditional banking product sales, insurance services, and wealth management services. The Company is regulated by federal and state agencies and is subject to periodic examinations by those agencies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Mid-Wisconsin Bank (the “Bank”), and the Bank’s wholly-owned subsidiary, Mid-Wisconsin Investment Corporation. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practice within the financial services industry.

The Company also owns Mid-Wisconsin Statutory Trust 1 (the “Trust”), a wholly owned subsidiary that is a variable interest entity because the Company is not the primary beneficiary and, as a result, is not consolidated. The Trust is a qualifying special-purpose entity established for the sole purpose of issuing trust preferred securities. The proceeds from the issuance were used by the Trust to purchase subordinated debentures of the Company, which is the sole asset of the Trust. Liabilities on the consolidated balance sheets include the subordinated debentures related to the Trust, as more fully described in Note 11.

Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates. Estimates that are susceptible to significant change include the determination of the allowance for loan losses, the valuation of investments securities, the valuation of the deferred tax asset, and the valuation of the other real estate owned (“OREO”).

Cash Equivalents

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks.” Cash and due from banks include cash on hand and non-interest-bearing deposits at correspondent banks.

Investment Securities Available-for-Sale

Securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses, net of related deferred income taxes, included in stockholders’ equity as a separate component of other comprehensive income. Amortization of premiums and accretion of discounts are recognized into interest income using the interest method over the terms of the securities. Declines in fair value of securities that are deemed to be other-than-temporary are charged to earnings as a realized loss, and a new cost basis for the securities is established. In evaluating other-than-temporary impairment losses, management considers the length of time and extent to which the fair value has been in an unrealized loss position, changes in security ratings, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

recovery in fair value. Gains and losses on the sale of securities are determined using the specific-identification method.

Loans Held for Sale

Loans held for sale consist of the current origination of certain fixed rate mortgage loans and are recorded at the lower of aggregate cost or fair value. A gain or loss is recognized at the time of the sale reflecting the present value of the difference between the contractual interest rate of the loans sold and the yield to the investor. All loans held for sale at December 31, 2012 and 2011 have a forward sale commitment from an investor. Mortgage servicing rights are not retained.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Interest on loans is accrued and credited to income based on the unpaid principal balance. Loans are generally placed on nonaccrual status when contractually past due 90 days or more as to interest or principal payments. Additionally, whenever management becomes aware of facts or circumstances that may adversely impact the collectability of principal or interest on loans, it is management’s practice to place such loans on nonaccrual status immediately, rather than delaying such action until the loans become 90 days past due. When a loan is placed on nonaccrual status or charged-off, previously accrued and uncollected interest is reversed, amortization of related deferred loan fees or costs is suspended, and income is recorded only to the extent that interest payments are subsequently received in cash and a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments received are applied to loan principal.

While an asset is in nonaccrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining recorded investment in the assets is deemed to be fully collectible. A nonaccrual loan is returned to accrual status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement, the borrower has demonstrated a period of sustained performance and the ultimate collectability of the total contractual principal and interest is no longer in doubt. A sustained period of repayment performance generally would be a minimum of nine months.

Loans are considered restructured loans if concessions have been granted to borrowers that are experiencing financial difficulty. The concessions granted generally involve the modification of terms of the loan, such as changes in payment schedule or interest rate, which generally would not otherwise be considered. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with all other nonaccrual loans. In addition, all accruing restructured loans are reported as trouble debt restructurings which are considered and accounted for as impaired loans. Generally, restructured loans remain on nonaccrual until the customer has attained a sustained period of repayment performance under the modified terms, generally a minimum of nine months. Performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to, or maintained on, accrual status. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Allowance for Loan Losses

The allowance for loan losses is a reserve for estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the loan portfolio, and is based on quarterly evaluations of the collectability and historical loss experience of loans. Loans are charged against the allowance for loan losses when management believes the collectability of the principal in unlikely. A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management’s judgment, is adequate to absorb probable losses in the loan portfolio.

The allocation methodology focuses on evaluation of several factors, including but not limited to: (i) the establishment of specific reserve allocations on impaired credits where a high risk of loss is anticipated but not yet realized; (ii) consideration of historical loss rates and delinquency experience on each portfolio segment; (iii) management’s ongoing review and grading of the loan portfolio; (iv) trends in past due and nonperforming loans; (v) the risk characteristics of the various classifications of loans; (vii) changes in the size and character of the loan portfolio; (vii) concentrations of loans to specific borrowers or industries; (viii) existing and forecasted economic conditions; (ix) the fair value of underlying collateral; and (x) other qualitative and quantitative factors which could affect potential credit losses. The total allowance is available to absorb losses from any segment of the portfolio.

The allowance for loan losses includes specific allowances related to loans which have been judged to be impaired under current accounting standards. A loan is impaired when, based on current information, it is probable the Company will not collect all amounts due in accordance with the original contractual terms of the loan agreement, including both principal and interest. Management has determined that loans that have had their terms restructured in a trouble debt restructuring and loans risk-rated as substandard or doubtful meet this definition. Specific allowances on impaired loans are based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, and other sources of cash flows, as well as evaluation of legal options available to the Company. The amount of impairment is based upon the fair value of the underlying collateral values.

Management believes that the level of the allowance for loan losses is appropriate. While management uses available information to recognize losses on loans, future changes to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to make additions to the allowance for loan losses and certain loan balances be charged-off or downgraded into criticized loan categories when their credit evaluations differ from those of management based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line method and is based on the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income.

Other Real Estate Owned

OREO is comprised of real estate acquired through or in lieu of a foreclosure proceeding. OREO is recorded at the lower of the recorded investment in the loan at the time of acquisition or the fair value of the underlying property value, less estimated selling costs. Any write-down in the carrying value of a property at the time of acquisition is charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair market value, as well as gains and losses on sale, and revenues and expenses incurred in maintaining such properties, are treated as period costs and are included as a component of foreclosure/other real estate owned expense.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Federal Home Loan Bank of Chicago (“FHLB”) Stock

As a member of the FHLB system, the Company is required to hold stock in the FHLB based on the outstanding amount of FHLB borrowings. This stock is recorded at cost, classified as a restricted security, and is included in the balance sheet caption “Other investments, at cost.” The stock is evaluated for impairment on an annual basis. The stock is viewed as a long-term investment and therefore, its value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income taxes, which arise from temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company may also recognize a liability for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Rate Lock Commitments

The Company enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The mortgage loans are sold to the secondary market shortly after the loan is closed. Rate lock commitments are recorded only to the extent of fees received since recording the estimated fair value of these commitments would not have a significant impact on the consolidated financial statements. The Company’s rate lock commitments were $13,346 and $13,655 at December 31, 2012 and 2011, respectively.

Segment Information

The Company, through a branch network of its banking subsidiary, provides a full range of consumer and commercial banking services to individuals, businesses, and farms in north central Wisconsin. These services include demand, time, and savings deposits; safe deposit services; credit cards; notary services; night depository; money orders, traveler’s checks; cashier’s checks; savings bonds; secured and unsecured consumer, commercial, and real estate loans; ATM processing; cash management; merchant capture; online banking; and trust and financial planning.

While the Company’s management monitors the revenue streams of various Company products and services, operations are managed and financial performance is evaluated on a companywide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Advertising Costs

Advertising costs are generally expensed as incurred.

Stock-Based Compensation

The Company accounts for employee stock compensation plans using the fair value based method of accounting. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is also the vesting period.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform to the current period’s presentation.

Subsequent Events

Management has reviewed the Company’s operations for potential disclosure of information or financial statement impacts related to subsequent events through February 27, 2013 which is the date the financial statements were available to be issued.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard that requires companies to disclose more of the processes for valuing items categorized as Level 3 in the fair value hierarchy, provide quantitative information about the significant unobservable inputs used in the measurement and, in certain cases, explain how sensitive the measurements are to changes in the inputs. Other than requiring additional disclosures, the adoption of this new guidance did not have an impact on the Company’s financial condition, results of operations or liquidity.

In June 2011, the FASB issued an accounting standard that allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Company adopted this standard in 2012, electing to present a consolidated statement of comprehensive income (loss) separate from, but consecutive to, its consolidated statement of operations.

Deregistration

On September 21, 2012, the Company filed a Form 15 with the Securities and Exchange Commission (“SEC”) to deregister the Company’s common stock under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”), as amended by the Jumpstart Our Business Startups Act (“JOBS Act”), and suspend the Company’s periodic reporting obligations under Section 13(a) of the Exchange Act. Among other things, the JOBS Act, which was signed into law on April 5, 2012, increased the threshold number of stockholders of record under which banks and bank holding companies are permitted to deregister their securities under Section 12(g) of the Exchange Act from 300 to 1,200. The Company currently has less than 1,200 common stock stockholders of record and, therefore, may deregister its common stock under Section 12(g).

The Company’s deregistration of its common stock under Section 12(g) became effective December 20, 2012. Accordingly, the Company will not have any further reporting obligations under the Exchange Act.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Note 2 — Earnings (Loss) per Common Share

Earnings (loss) per common share are calculated by dividing net income (loss) available to common equity by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common equity by the weighted average number of shares adjusted for the dilutive effect of common stock awards, if any. Presented below are the calculations for basic and diluted earnings (loss) per common share.

	For the Years Ended December 31,
	2012		2011		2010
Net income (loss)	$	(2,969)	$	(3,957)	$743
Preferred dividends, discount and premium		(650)		(644)	(641)
Net income (loss) available to common equity	$	(3,619)	$	(4,601)	$102
Weighted average common shares outstanding		1,657		1,654	1,650
Effect of dilutive stock options		0		0	0
Diluted weighted average common shares outstanding		1,657		1,654	1,650
Basic and diluted earnings (loss) per common share	$	(2.18)	$	(2.78)	$0.06

Options to purchase 30,510, 37,406, and 57,905 shares of common stock for the years ended December 31, 2012, 2011 and 2010, respectively, were excluded from the calculation of diluted loss per share because the exercise price of the outstanding stock options was greater than the average market price of the common shares (anti-dilutive options).

Note 3 — Cash and Due From Banks

Cash and due from banks in the amount of $126 and $257 was restricted at December 31, 2012 and 2011, respectively, to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks. Accounts at each institution are temporarily guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) through December 31, 2012. Federal funds sold invested in other institutions are not guaranteed.

Note 4 — Securities

The amortized cost, gross unrealized gains and losses, and fair values of investment securities available-for-sale at December 31, 2012 and 2011 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
December 31, 2012
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$14,444	$307	$32	$14,719
Mortgage-backed securities	76,969	1,015	149	77,835
Obligations of states and political subdivisions	23,697	1,237	21	24,913
Corporate debt securities	831	7	0	838
Total debt securities	115,941	2,566	202	118,305
Equity securities	151	0	0	151
Total securities available-for-sale	$116,092	$2,566	$202	$118,456

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Values
December 31, 2011
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$18,479	$329	$0	$18,808
Mortgage-backed securities	66,622	1,110	79	67,653
Obligations of states and political subdivisions	21,619	1,316	3	22,932
Corporate debt securities	831	1	0	832
Total debt securities	107,551	2,756	82	110,225
Equity securities	151	0	0	151
Total securities available-for-sale	$107,702	$2,756	$82	$110,376

The following tables represents gross unrealized losses and the related fair value of investment securities available-for-sale, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,473	$32	$0	$0	$4,473	$32
Mortgage-backed securities	24,338	144	176	5	24,514	149
Obligations of states and political subdivisions	2,479	21	0	0	2,479	21
Total	$31,290	$197	$176	$5	$31,466	$202
December 31, 2011
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$0	$0	$0	$0	$0	$0
Mortgage-backed securities	9,730	73	12	6	9,742	79
Obligations of states and political subdivisions	0	0	327	3	327	3
Total	$9,730	$73	$339	$9	$10,069	$82

The Company reviews the investment securities portfolio on a quarterly basis to monitor its exposure to other-than-temporary impairment (“OTTI”) that may result due to adverse economic conditions or other, issuer-specific factors. A determination as to whether a security’s decline in market value is temporary or OTTI takes into consideration numerous factors. Significant inputs used to measure the amount related to credit loss include, but are not limited to: (i) the length of time and extent to which fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer; and (iii) the Company’s intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. When management identifies a specific security that has a rating lower than “A”, fair value less than 95% of the amortized cost, and has been in a continuous loss position for more than twelve months, a third party vendor may review the specific security for OTTI. To determine OTTI, a discounted cash flow model is utilized to estimate the fair value of the security. The use of a discounted cash flow model involves judgment, particularly of interest rates, estimated default rates and prepayment speeds. Adjustments to market value that are considered temporary are recorded as separate components of equity, net of tax. If an impairment of a security is identified as OTTI it will be recorded in the Consolidated Statement of Operations.

As of December 31, 2012 and 2011 the Company has determined that there are no remaining OTTI securities in the investment portfolio. As of December 31, 2010, the Company determined that OTTI existed in one non-agency mortgage-backed security and two corporate securities since the unrealized losses on these

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

securities appear to be related in part to expected credit losses that would not be recovered by the Company. In the first quarter of 2011, the Company sold these three OTTI securities, which resulted in net investment security losses of $55.

The following is a summary of the credit loss of OTTI recognized on investment securities.

	Non-Agency Mortgage- Backed Securities	Corporate Securities	Total
Balance of credit-related OTTI at December 31, 2010	$12	$701	$713
Credit losses realized from sale/permanent write-off of securities	(12)	(701)	(713)
Balance of credit-related OTTI at December 31, 2011	$0	$0	$0

At December 31, 2012, 32 debt securities had unrealized losses with aggregate depreciation of 1.0% from the amortized cost basis. Management believes that unrealized losses at December 31, 2012 are primarily attributable to changes in interest rates and the current market conditions, and not credit deterioration. Management believes the Company currently has both the intent and ability to hold the securities that are in a continuous unrealized loss position for the time necessary to recover the amortized cost.

The amortized cost and fair value of investment debt securities available-for-sale at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably, resulting in a material change in estimated fair value.

	Amortized Cost	Fair Value
Due in one year or less	$1,632	$1,663
Due after one year but within five years	16,794	17,486
Due after five years but within ten years	18,935	19,658
Due after ten years or more	1,611	1,663
Mortgage-backed securities	76,969	77,835
Total debt securities available-for-sale	$115,941	$118,305

During 2012, investment security gains of $21 were attributable to the sales of investment securities available-for-sale of $521. Proceeds from sales of investment securities available-for-sale during 2011 were $641 which resulted in investment security losses of $59 and investment security gains of $4. Investment securities gains of $1,054 during 2010 were attributable to the sales of investment securities available-for-sale of $38,146.

Securities with a carrying value of $69,965 and $65,548 at December 31, 2012 and 2011, respectively, were pledged to secure public deposits, short-term borrowings, and for other purposes as required by law.

The Company had $1,303 and $2,306 of FHLB stock at December 31, 2012 and December 31, 2011, respectively. On April 18, 2012 the FHLB announced that the consensual cease and desist order with its regulator was terminated immediately. The FHLB can now declare quarterly dividends without the consent of its regulator, provided that: (i) the dividend payment is at or below the average three-month LIBOR for that quarter; and (ii) the dividend will not result in the FHLB’s retained earnings to fall below their level at the previous year-end. The FHLB also has the option to seek regulatory approval to pay a higher dividend, if warranted. The Company redeemed $1,003 of its excess FHLB capital stock in 2012 and has been informed that the FHLB will continue to repurchase excess stock on a quarterly basis.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Note 5 — Loans, Allowance for Loan Losses, and Credit Quality

Loans at December 31 are summarized as follows:

	2012	2011
Commercial business	$36,856	$41,347
Commercial real estate	115,924	123,868
Real estate construction and land development	19,819	28,708
Agricultural	43,418	45,351
One-to-four family residential real estate	76,033	85,614
Installment	3,572	4,975
Total loans	$295,622	$329,863

The Company serves a diverse customer base throughout North Central Wisconsin, including the following industries: agriculture (primarily dairy), retail, manufacturing, service, resort properties, timber and businesses supporting the general building industry. The Company continues to concentrate its efforts on originating loans in its local markets and assisting current loan customers. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to multiple numbers of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. The Bank has also developed guidelines to manage its exposure to various types of concentration risks. At December 31, 2012, the commercial real estate industry concentration exceeded 30% of total loans in the Company’s portfolio.

The Bank, in the ordinary course of business, grants loans to its executive officers and directors, including affiliated companies in which they are principal owners. These loans were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other unrelated customers. In the opinion of management, such loans do not involve more than the normal risk of collectability or present other unfavorable features. These loans to related parties are summarized as follows:

	2012	2011
Balance at beginning of year	$374	$4,333
New loans	568	574
Repayments	(729)	(1,339)
Changes due to status of executive officers and directors	(18)	(3,194)
Balance at end of year	$195	$374

A summary of the changes in the allowance for loan losses by portfolio segment for the years indicated:

	Beginning Balance at 1/1/2012	Charge-offs		Recoveries	Provision	Ending Balance at 12/31/2012	Ending balance: individually evaluated for impairment	Ending balance: collectively evaluated for impairment
December 31, 2012
Commercial business	$1,004	$	(339)	$61	$84	$810	$331	$479
Commercial real estate	3,685		(3,072)	152	4,041	4,806	2,380	2,426
Real estate construction and land development	1,320		(312)	60	138	1,206	566	640
Agricultural	1,139		(31)	106	(762)	452	12	440
One-to-four family residential real estate	2,530		(1,373)	104	954	2,215	796	1,419
Installment	138		(49)	25	(25)	89	19	70
Total	$9,816	$	(5,176)	$508	$4,430	$9,578	$4,104	$5,474

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

	Beginning Balance at 1/1/2011	Charge-offs		Recoveries	Provision	Ending Balance at 12/31/2011	Ending balance: individually evaluated for impairment	Ending balance: collectively evaluated for impairment
December 31, 2011
Commercial business	$536	$	(173)	$37	$604	$1,004	$352	$652
Commercial real estate	4,320		(2,005)	135	1,235	3,685	1,758	1,927
Real estate construction and land development	1,278		(1,295)	134	1,203	1,320	460	860
Agricultural	1,146		(203)	90	106	1,139	35	1,104
One-to-four family residential real estate	2,060		(1,067)	101	1,436	2,530	680	1,850
Installment	131		(245)	86	166	138	15	123
Total	$9,471	$	(4,988)	$583	$4,750	$9,816	$3,300	$6,516

	Beginning Balance at 1/1/2010	Charge-offs		Recoveries	Provision	Ending Balance at 12/31/2010	Ending balance: individually evaluated for impairment	Ending balance: collectively evaluated for impairment
December 31, 2010
Commercial business	$497	$	(435)	$167	$307	$536	$0	$536
Commercial real estate	3,954		(1,490)	275	1,581	4,320	1,236	3,084
Real estate construction and land development	685		(537)	149	981	1,278	484	794
Agricultural	981		(206)	86	285	1,146	8	1,138
One-to-four family residential real estate	1,753		(1,207)	83	1,431	2,060	213	1,847
Installment	87		(159)	33	170	131	0	131
Total	$7,957	$	(4,034)	$793	$4,755	$9,471	$1,941	$7,530

The allocation methodology used by the Company includes specific allocations for impaired loans evaluated individually for impairment based on collateral values and for the remaining loan portfolio collectively evaluated for impairment primarily based on historical loss rates and other qualitative factors. Loan charge-offs and recoveries are based on actual amounts charged-off or recovered by loan category. Management allocates the allowance for loan losses by pools of risk within each loan portfolio. While the methodology used at December 31, 2012 and 2011 were generally comparable, several refinements were incorporated into the historical loss factors and values assigned to qualitative factors during 2012. The refinements, which impacted individual portfolio allocation amounts, did not materially impact the overall level of the allowance for loan losses.

The following table presents nonaccrual loans by portfolio segment for as of:

	December 31, 2012	December 31, 2011
Commercial business	$1,125	$734
Commercial real estate	6,539	4,076
Real estate construction and land development	146	2,519
Agricultural	440	134
One-to-four family residential real estate	3,602	3,726
Installment	0	5
Total nonaccrual loans	$11,852	$11,194

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

A summary of loans by credit quality indicator based on internally assigned credit grade is as follows:

December 31, 2012	Highest Quality	High Quality	Quality	Moderate Risk	Acceptable	Special Mention	Substandard	Doubtful	Loss	Total
Commercial business	$73	$3,757	$5,521	$7,406	$12,025	$6,503	$445	$1,126	$0	$36,856
Commercial real estate	8	1,193	17,550	31,545	34,169	11,575	12,812	7,072	0	115,924
Real estate construction and land development	156	1,660	3,128	2,988	7,100	1,498	3,143	146	0	19,819
Agricultural	84	509	3,167	6,635	24,548	4,444	3,592	439	0	43,418
One-to-four family residential real estate	344	4,672	17,973	19,054	19,378	6,702	4,163	3,747	0	76,033
Installment	0	273	672	1,722	676	157	72	0	0	3,572
Total	$665	$12,064	$48,011	$69,350	$97,896	$30,879	$24,227	$12,530	$0	$295,622

December 31, 2011	Highest Quality	High Quality	Quality	Moderate Risk	Acceptable	Special Mention	Substandard	Doubtful	Loss	Total
Commercial business	$188	$4,268	$5,153	$8,688	$10,898	$8,333	$3,068	$751	$0	$41,347
Commercial real estate	0	1,521	15,061	35,596	36,947	14,811	13,828	6,104	0	123,868
Real estate construction and land development	166	2,169	4,680	3,905	11,383	839	2,980	2,586	0	28,708
Agricultural	121	427	2,527	8,052	22,283	8,428	2,812	701	0	45,351
One-to-four family residential real estate	466	6,273	19,181	20,856	22,300	6,678	5,911	3,949	0	85,614
Installment	6	430	1,258	2,205	759	273	39	5	0	4,975
Total	$947	$15,088	$47,860	$79,302	$104,570	$39,362	$28,638	$14,096	$0	$329,863

Loans risk rated acceptable or better are credits performing in accordance with the original terms, have adequate sources of repayment and little identifiable collectability risk. Special mention credits have potential weaknesses that deserve management’s attention. If left unremediated, these potential weaknesses may result in deterioration of the repayment of the credit. Substandard loans typically have weaknesses in the paying capability of the obligor and/or guarantor or in collateral coverage. These loans have a well-defined weakness that jeopardizes the liquidation of the debt and are characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all the weaknesses of substandard loans with the added characteristic that the collection of all amounts due according to the original contractual terms is highly unlikely and the amount of the loss is reasonably estimable. Loans classified as loss are considered uncollectible.

The following table presents loans by past due status at December 31, 2012 and 2011:

	30–59 Days Past Due	60–89 Days Past Due	90 Days and Over	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
December 31, 2012
Commercial business	$162	$0	$63	$225	$36,631	$36,856	$0
Commercial real estate	517	164	4,706	5,387	110,537	115,924	0
Real estate construction and land development	7	235	56	298	19,521	19,819	0
Agricultural	386	20	49	455	42,963	43,418	0
One-to-four family residential real estate	1,541	47	1,008	2,596	73,437	76,033	0
Installment	54	0	5	59	3,513	3,572	5
Total	$2,667	$466	$5,887	$9,020	$286,602	$295,622	$5

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

	30–59 Days Past Due	60–89 Days Past Due	90 Days and Over	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
December 31, 2011
Commercial business	$50	$14	$612	$676	$40,671	$41,347	$0
Commercial real estate	787	830	2,885	4,502	119,366	123,868	0
Real estate construction and land development	114	157	2,519	2,790	25,918	28,708	0
Agricultural	88	120	241	449	44,902	45,351	201
One-to-four family residential real estate	989	176	3,044	4,209	81,405	85,614	0
Installment	29	0	0	29	4,946	4,975	21
Total	$2,057	$1,297	$9,301	$12,655	$317,208	$329,863	$222

Detailed analysis of loans evaluated for impairment for the years indicated:

December 31, 2012	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial business	$1,571	$35,285	$36,856
Commercial real estate	19,884	96,040	115,924
Real estate construction and land development	3,289	16,530	19,819
Agricultural	4,031	39,387	43,418
One-to-four family residential real estate	7,974	68,059	76,033
Installment	72	3,500	3,572
Total	$36,821	$258,801	$295,622

December 31, 2011	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial business	$834	$40,513	$41,347
Commercial real estate	9,888	113,980	123,868
Real estate construction and land development	2,563	26,145	28,708
Agricultural	305	45,046	45,351
One-to-four family residential real estate	3,690	81,924	85,614
Installment	21	4,954	4,975
Total	$17,301	$312,562	$329,863

December 31, 2010	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial business	$0	$39,093	$39,093
Commercial real estate	6,194	125,885	132,079
Real estate construction and land development	2,350	27,856	30,206
Agricultural	71	39,600	39,671
One-to-four family residential real estate	1,134	90,840	91,974
Installment	0	6,147	6,147
Total	$9,749	$329,421	$339,170

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

The following table presents impaired loans:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2012
With no related allowance:
Commercial business	$242	$242	$0	$225	$18
Commercial real estate	4,905	4,905	0	4,448	265
Real estate construction and land development	2,049	2,049	0	1,223	51
Agricultural	3,971	3,971	0	2,381	245
One-to-four family residential real estate	3,896	3,896	0	2,403	170
Installment	5	5	0	6	1
With a related allowance:
Commercial business	$998	$1,329	$331	$1,499	$26
Commercial real estate	12,599	14,979	2,380	13,925	718
Real estate construction and land development	674	1,240	566	1,971	96
Agricultural	48	60	12	163	4
One-to-four family residential real estate	3,282	4,078	796	4,974	161
Installment	48	67	19	72	5
Total:
Commercial business	$1,240	$1,571	$331	$1,724	$44
Commercial real estate	17,504	19,884	2,380	18,373	983
Real estate construction and land development	2,723	3,289	566	3,194	147
Agricultural	4,019	4,031	12	2,544	249
One-to-four family residential real estate	7,178	7,974	796	7,377	331
Installment	53	72	19	78	6
Total	$32,717	$36,821	$4,104	$33,290	$1,760
December 31, 2011
With no related allowance:
Commercial business	$0	$0	$0	$0	$0
Commercial real estate	0	0	0	349	0
Real estate construction and land development	0	0	0	96	0
Agricultural	0	0	0	8	0
One-to-four family residential real estate	0	0	0	165	0
Installment	0	0	0	0	0
With a related allowance:
Commercial business	$482	$834	$352	$460	$11
Commercial real estate	8,130	9,888	1,758	7,646	392
Real estate construction and land development	2,103	2,563	460	2,080	51
Agricultural	270	305	35	233	4
One-to-four family residential real estate	3,010	3,690	680	2,586	103
Installment	6	21	15	8	2
Total:
Commercial business	$482	$834	$352	$460	$11
Commercial real estate	8,130	9,888	1,758	7,995	392
Real estate construction and land development	2,103	2,563	460	2,176	51
Agricultural	270	305	35	241	4
One-to-four family residential real estate	3,010	3,690	680	2,751	103
Installment	6	21	15	8	2
Total	$14,001	$17,301	$3,300	$13,631	$563

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

The following table presents impaired loans: (continued)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2010
With no related allowance:
Commercial business	$0	$0	$0	$0	$0
Commercial real estate	243	243	0	413	0
Real estate construction and land development	182	182	0	36	3
Agricultural	0	0	0	109	0
One-to-four family residential real estate	335	335	0	268	3
Installment	0	0	0	0	0
With a related allowance:
Commercial business	$0	$0	$0	$0	$0
Commercial real estate	4,715	5,951	1,236	6,805	120
Real estate construction and land development	1,684	2,168	484	984	18
Agricultural	63	71	8	310	0
One-to-four family residential real estate	586	799	213	1,319	21
Installment	0	0	0	0	0
Total:
Commercial business	$0	$0	$0	$0	$0
Commercial real estate	4,958	6,194	1,236	7,218	120
Real estate construction and land development	1,866	2,350	484	1,020	21
Agricultural	63	71	8	419	0
One-to-four family residential real estate	921	1,134	213	1,587	24
Installment	0	0	0	0	0
Total	$7,808	$9,749	$1,941	$10,244	$165

During the second quarter of 2012, all substandard and doubtful loans were classified as an impaired loan in the allowance for loan losses calculation and evaluated individually for impairment based on collateral values. This change, done with the concurrence of regulatory authorities, did materially increase the level of impaired loans. Previously only substandard and doubtful loans with collateral shortfalls were classified as impaired.

Troubled Debt Restructurings

At December 31, 2012, there were $11,708 of troubled debt restructure loans, of which $6,700 were classified as nonaccrual loans and $5,008 were classified as restructured loans and accruing. At December 31, 2011, there were $12,887 of troubled debt restructure loans, of which $5,346 were classified as nonaccrual and $7,541 were classified as restructured loans and accruing.

The following table provides the number of loans modified and classified as trouble debt restructurings by loan category during the year ended December 31, 2012 and 2011.

December 31, 2012	Number of Loans	Pre-Modification Recorded Balance	Post-Modification Recorded Balance
Commercial business	3	$1,171	$1,171
Commercial real estate	8	3,354	3,354
Real estate construction and land development	5	1,154	1,154
Agricultural	1	372	372
One-to-four family residential real estate	6	749	749
Installment	0	0	0
Total	23	$6,800	$6,800

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

December 31, 2011	Number of Loans	Pre-Modification Recorded Balance	Post-Modification Recorded Balance
Commercial business	3	$722	$721
Commercial real estate	15	6,160	6,160
Real estate construction and land development	4	2,839	2,809
Agricultural	4	249	249
One-to-four family residential real estate	13	2,474	2,473
Installment	1	22	22
Total	40	$12,466	$12,434

The following table summarizes trouble debt restructurings that defaulted during the year ended December 31, 2012 and December 31, 2011, within twelve months of their modification dates.

December 31, 2012	Number of Loans	Recorded Investment
Commercial business	2	$118
Commercial real estate	5	3,536
Real estate construction and land development	1	240
Agricultural	0	0
One-to-four family residential real estate	0	0
Installment	0	0
Total	8	$3,894

December 31, 2011	Number of Loans	Recorded Investment
Commercial business	3	$711
Commercial real estate	4	1,039
Real estate construction and land development	2	1,338
Agricultural	1	40
One-to-four family residential real estate	9	1,789
Installment	0	0
Total	19	$4,917

Note 6 — Premises and Equipment

A summary of premises and equipment at December 31 was as follows:

	2012	2011
Land and improvements	$2,012	$2,004
Buildings	9,276	9,331
Furniture and equipment	7,477	7,634
Total cost	18,765	18,969
Less: accumulated depreciation	11,246	11,026
Premises and equipment, net	$7,519	$7,943

Depreciation and amortization of premises and equipment totaled $687 in 2012, $724 in 2011, and $814 in 2010.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

The Bank leases certain of its facilities and equipment, certain of which provide for increased rentals based upon increases in cost of living adjustments and other operating costs. The approximate minimum annual rentals and commitments under these leases with remaining terms in excess of one year are as follows:

2013	$130
2014	134
2015	137
2016	98
2017	67
Thereafter	266
Total	$832

Total rental expense under operating leases was $207, $192, and $186 in 2012, 2011, and 2010, respectively.

Note 7 — Other Real Estate Owned

A summary of OREO at December 31 was as follows:

	2012	2011
Balance at beginning of year	$4,404	$4,230
Transfer of loans at net realizable value to OREO	2,838	2,631
Sale proceeds	(1,848)	(1,995)
Loans made in sale of OREO	(368)	(75)
Net gain (loss) from sale of OREO	(141)	241
Provision for write-downs charged to operations	(685)	(628)
Balance at end of year	$4,200	$4,404

An analysis of the valuation allowance on OREO at December 31 was follows:

	2012	2011	2010
Balance at beginning of year	$410	$2,788	$2,994
Provision for write-downs charged to operations	685	628	159
Amounts related to OREO disposed of	(493)	(3,006)	(365)
Balance at end of year	$602	$410	$2,788

Net expenses from operations of OREO, gains/losses on sales and provisions for write-downs on OREO were $1,284, $857, and $243 for the years ended December 31, 2012, 2011, and 2010, respectively.

Note 8 — Deposits

The distribution of deposits at December 31 was as follows:

	2012	2011
Noninterest-bearing demand deposits	$76,705	$70,790
Interest-bearing demand deposits	41,311	39,160
Money market deposits	79,974	91,247
Savings deposits	31,868	29,266
IRA retirement accounts	28,872	32,031
Brokered certificates of deposit	6,273	15,017
Certificates of deposit	89,494	104,109
Total deposits	$354,497	$381,620

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

IRA retirement accounts, brokered certificates of deposit and certificates of deposit, (“time deposits”), with individual balances of $100 or more were $37,263 and $46,695 at December 31, 2012 and 2011 respectively.

Aggregate annual maturities of all time deposits at December 31, 2012, are as follows:

Maturities During Year Ending December 31,
2013	$92,637
2014	18,992
2015	6,172
2016	6,318
2017	1
Thereafter	519
Total	$124,639

Deposits from the Company’s directors, executive officers, and affiliated companies in which they are principal owners totaled $3,238 and $2,744 at December 31, 2012 and 2011, respectively.

Note 9 — Short-Term Borrowings

Short-term borrowings consisted of $13,439 and $13,655 of securities sold under repurchase agreements at December 31, 2012 and 2011, respectively.

The Company pledges securities available-for-sale as collateral for repurchase agreements. The fair value of securities pledged for short-term borrowings totaled $21,386 and $19,481 at December 31, 2012 and 2011, respectively.

The following information relates to securities sold under repurchase agreements at December 31:

	2012	2011	2010
Weighted average rate at December 31,	0.23%	0.46%	0.49%
For the year:
Highest month-end balance	$18,356	$15,817	$18,329
Daily average balance	$14,977	$12,285	$10,411
Weighted average rate	0.52%	1.00%	0.69%

Note 10 — Long-Term Borrowings

Long-term borrowings at December 31 were as follows:

	2012	2011
FHLB advances	$26,061	$30,061
Other borrowed funds	10,000	10,000
Total long-term borrowings	$36,061	$40,061

FHLB advances at December 31 were as follows:

	2012	2011
2.17% to 5.12% fixed rate, interest payable monthly with principal due during 2012	$0	$4,000
3.90% fixed rate, interest payable monthly with principal due during 2013	2,000	2,000
1.79% to 3.03% fixed rate, interest payable monthly with principal due during 2014	16,061	16,061
3.16% to 3.48% fixed rate, interest payable monthly with principal due during 2015	8,000	8,000
Total	$26,061	$30,061

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

FHLB advances are secured by FHLB stock, totaling $1,303 and $2,306 at December 31, 2012 and 2011, respectively, as well as, qualifying mortgages of the Bank (such as residential mortgage, home equity, and commercial real estate) and by mortgage-backed securities totaling approximately $56,326 and $58,311 at December 31, 2012 and 2011, respectively. At December 31, 2012, the Bank had $9,236 in available, but unused, FHLB advances.

Other borrowed funds include $10,000 of structured repurchase agreements at December 31, 2012 and 2011. The fixed rate structured repurchase agreements have maturities of $5,000 in 2014 and $5,000 in 2015, with $5,000 currently callable and $5,000 callable quarterly in 2013, and had weighted-average interest rates of 4.24% at December 31, 2012 and 2011. Other borrowed funds are secured by investment securities totaling $11,773 and $11,582 at December 31, 2012 and 2011, respectively.

Note 11 — Subordinated Debentures

In 2005, Mid-Wisconsin Statutory Trust 1 (the “Trust”) issued $10,000 in trust preferred securities. The trust preferred securities were sold in a private placement to institutional investors. The Trust used the proceeds from the offering along with the Company’s common ownership investment to purchase $10,310 of the Company’s subordinated debentures (the “Debentures”). The Debentures are the sole asset of the Trust.

The trust preferred securities and the Debentures mature on December 15, 2035, and had a fixed rate of 5.98% until December 15, 2010, after which they have a floating rate of the three-month LIBOR plus 1.43%, adjusted quarterly. The interest rates were 1.74% and 1.98% at December 31, 2012 and 2011, respectively. The Debentures may be called at par in part or in full on or after December 15, 2010, or within 120 days of certain events. The trust preferred securities are mandatorily redeemable upon the maturity or early redemption of the Debentures.

The Company has fully and unconditionally guaranteed all of the obligations of the Trust. The guarantee covers the quarterly distributions and payments on liquidation or redemption of the trust preferred securities, but only to the extent of funds held by the Trust. The trust preferred securities qualify under the risk-based capital guidelines as Tier 1 capital for regulatory purposes.

In consultation with the Federal Reserve, on May 12, 2011, the Company exercised its rights to defer interest payments on the Debentures. Under the terms of the Debentures, the Company is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue. On December 31, 2012 and 2011, respectively, the Company had $344 and $146 of accrued and unpaid interest due on the Debentures.

Note 12 — Income Taxes

The current and deferred amounts of income tax expense (benefit) were as follows:

	2012	2011		2010
Current income tax expense (benefit):
Federal	$0	$	(182)	$225
State	0		0	0
Total current	0		(182)	225
Deferred income tax expense (benefit):
Federal	(766)		(682)	(134)
State	(166)		(186)	44
Total deferred	(932)		(868)	(90)
Change in valuation allowance	2,234		2,911	0
Total income tax expense (benefit)	$1,302		$1,861	$135

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31 follows:

	2012			2011			2010
	Amount		Percent of Pretax Income	Amount		Percent of Pretax Income	Amount	Percent of Pretax Income
Tax (benefit) expense at statutory rate	$	(567)	(34.0%)	$	(713)	(34.0%)	$299	34.0%
Increase (decrease) in taxes resulting from:
Tax-exempt interest		(154)	(9.2)		(180)	(8.6)	(169)	(19.2)
State income taxes		(97)	(5.8)		(122)	(5.8)	40	4.5
Bank-owned life insurance		(52)	(3.1)		(53)	(2.5)	(53)	(6.0)
Change in valuation allowance		2,214	132.9		2,911	138.9	0	0.0
Other		(42)	(2.6)		18	0.8	18	2.1
Total provision (benefit) for income taxes		$1,302	78.2%		$1,861	88.8%	$135	15.4%

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities resulted in deferred taxes. Deferred tax assets and liabilities at December 31 were as follows:

	2012	2011
Deferred tax assets:
Allowance for loan losses	$3,374	$3,170
Valuation allowance for other real estate owned	294	222
Deferred compensation	228	399
State net operating losses	621	539
Federal net operating losses	1,937	1,384
Purchased deposit intangible	0	39
AMT credit carryover	42	45
Other	153	46
Total deferred tax assets	6,649	5,844
Deferred tax liabilities:
Premises and equipment	262	300
FHLB stock	99	215
Other	28	0
Unrealized gain on securities available-for-sale	945	1,069
Total deferred tax liabilities	1,334	1,584
Less — Valuation allowance	5,315	3,081
Net deferred tax asset	$0	$1,179

Both the Company and the Bank pay federal and state income taxes on their consolidated net earnings. At December 31, 2012 tax net operating losses at the Company of approximately $5,682 for federal and $11,578 for state existed to offset future taxable income. At December 31, 2012, federal tax returns remained opened for Internal Revenue Service review for years after 2008, while state tax returns remained open for review by state taxing authorities for years after 2007.

Primarily due to net operating loss carryovers in 2012, the Company’s net deferred tax asset (prior to any valuation allowance) increased to $5,315.

During 2012 management determined a full valuation reserve against its deferred tax asset was warranted, increasing the valuation reserve by $2,234. Based on consideration of all available evidence, both positive and negative, including historical losses which must be treated as substantial negative evidence,

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

management determined a full valuation allowance continued to be warranted at December 31, 2012. The impact of the increase in valuation allowance is an increase in income tax expense of the $2,214.

Note 13 — Retirement Plans

The Company sponsors a defined contribution plan referred to as the Profit Sharing and 401(k) Plan covering substantially all full-time employees. The plan consists of a fixed contribution and a discretionary matching contribution by the Company. In 2012, 2011 and 2010, the Company made the fixed contribution of 1% of eligible employees’ annual pay and matched 100% of the first 2% of employees’ deferrals and 50% on the next 4% of employees’ deferrals to the plan up to a 4% matching contribution. Total expense associated with the plan was $245, $281, and $274 for the years ended December 31, 2012, 2011, and 2010, respectively. The Company has a nonqualified deferred directors’ fee compensation plan which permits directors to defer all or a portion of their compensation into a stock equivalent account or a cash account. The benefits are payable after a director’s resignation from the Board of the Company in a lump-sum or in installments over a period not in excess of five years. In 2012, the portion of the director compensation plan that was grandfathered under Section 409A of the Internal Revenue Code of 1986 was terminated and $216 was distributed to directors. Included in other liabilities is the estimated present value of future payments of $438 and $577 at December 31, 2012 and 2011, respectively. The expense associated with the deferred stock account is impacted by the market price of the Company’s stock.

Expense, including directors’ fees, associated with this plan was $157, $46, and $171 in 2012, 2011, and 2010, respectively.

Note 14 — Employee Stock Purchase, Stock Option, and Other Stock Purchase Plans

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was discontinued during 2012.

Stock Option Plan

Under the terms of an incentive stock option plan, 260,154 shares of unissued common stock are reserved for options to officers and key employees of the Company at prices not less than the fair market value of the shares at the date of the grant. All options granted after January 1, 2006 are nonqualified options and become exercisable over a four-year period following a one-year waiting period from the grant date. These options expire ten years after the grant date.

Total stock option compensation expense of $22 was recognized during 2010. There was no compensation expense recognized in 2012 and 2011.

The following table summarizes information regarding the Company’s stock options outstanding at December 31, 2012:

	Outstanding Options			Exercisable Options
	Options Outstanding	Weighted Average Exercise Price	Remaining Life (Years)	Options Exercisable	Weighted Average Exercise Price
Range of Exercise Prices:
$21.50 to $36.00	30,510	$28.13	4.6	30,510	$28.13

The intrinsic value of all outstanding options and exercisable options as of December 31, 2012, was $0.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

A summary of the Company’s stock option activity for 2012, 2011, and 2010, is presented below.

	Shares	Weighted Average Price
December 31, 2009	62,603	$26.54
Options granted	0	0.00
Options forfeited	(4,698)	26.71
December 31, 2010	57,905	$26.52
Options granted	0	0.00
Options forfeited	(20,499)	26.47
December 31, 2011	37,406	$26.55
Options granted	0	0.00
Options forfeited	(6,896)	19.56
December 31, 2012	30,510	$28.13

A summary of nonvested shares as of December 31, 2012, and changes during the year is presented below.

	Number	Weighted Average Fair Value
December 31, 2011	5,437	$80
Options granted	0	0
Options vested	(1,187)	(25)
Options forfeited	(4,250)	(55)
December 31, 2012	0	$0

As of December 31, 2012, 229,644 shares of common stock remain reserved for future grants to officers and key employees under the incentive stock option plan approved by the stockholders.

Note 15 — Stockholders’ Equity

The Company’s Articles of Incorporation, as amended, authorized the issuance of 10,000 shares of Series A, Preferred Stock and 500 shares of Series B, Preferred Stock. On February 20, 2009, under the United States Department of the Treasury (“Treasury”) Capital Purchase Plan (“CPP”) whereby the Treasury made direct equity investment into qualifying financial institutions in the form of preferred stock, the Company issued 10,000 shares of Series A Preferred Stock and a warrant to purchase 500 shares of Series B Preferred Stock (together with the Series A Preferred Stock, the “TARP Preferred Stock”), which was immediately exercised, to the Treasury. Total proceeds received were $10,000. The proceeds received were allocated between the Series A Preferred Stock and the Series B Preferred Stock based upon their relative fair values, which resulted in the recording of a discount on the Series A Preferred Stock and a premium on the Series B Preferred Stock. The discount and premium will be amortized over five years. The allocated carrying value of the Series A Preferred Stock and Series B Preferred Stock on the date of issuance (based on their relative fair values) was $9,442 and $558, respectively. Cumulative dividends on the Series A Preferred Stock accrue and are payable quarterly at a rate of 5% per annum for five years. The rate will increase to 9% per annum thereafter if the shares are not redeemed by the Company. The Series B Preferred Stock dividends accrue and are payable quarterly at 9%. All $10,000 of the TARP Preferred Stock qualify as Tier 1 Capital for regulatory purposes at the Company.

For as long as the TARP Preferred Stock owned by the Treasury is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking equal to the TARP Preferred Stock, or common shares, nor may the Company repurchase or redeem any such shares, unless all accrued and unpaid dividends for all past dividend periods on the TARP Preferred Stock are fully paid. The consent of the Treasury is required for any increase in the quarterly dividends of the Company’s common stock or for any

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

share repurchases of junior preferred or common shares, until the shorter of the third anniversary date of the Series A Preferred Stock issuance or the date the TARP Preferred Stock is redeemed in whole. Participation in this program also subjects the Company to certain restrictions with respect to the compensation of certain executives.

The Company’s ability to pay dividends depends in part upon the receipt of dividends from the Bank and these dividends are subject to limitation under banking laws and regulations. Pursuant to the agreement with the FDIC and Wisconsin Department of Financial Institutions (“WDFI”), the Bank needs the written consent of the regulators to pay dividends to the Company. The Bank has not paid dividends to the Company since 2006. In consultation with the Federal Reserve Bank, on May 12, 2011, the Company exercised its rights to suspend dividends on the outstanding TARP Preferred Stock and has also elected to defer interest on its junior subordinated debentures. Under the terms of its junior subordinated debentures, the Company is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue. Also during the deferral period, the Company generally may not pay cash dividends on or repurchase its common stock or preferred stock, including the TARP Preferred Stock. Dividend payments on the TARP Preferred Stock may be deferred without default, but the dividend is cumulative and therefore will continue to accrue and, if the Company fails to pay dividends for an aggregate of six quarters, whether or not consecutive, the holder will have the right to appoint representatives to the Company’s board of directors. As of September 30, 2012, the Company has deferred dividends on its TARP Preferred Stock for six quarters. Accordingly, the Treasury has appointed a representative to observe the Company’s board of directors’ meetings.

The terms of the TARP Preferred Stock also prevent the Company from paying cash dividends on or repurchasing its common stock while dividends are in arrears. Therefore, the Company will not be able to pay dividends on its common stock until it has fully paid all accrued and unpaid interest on its junior subordinated debentures and all accrued and unpaid dividends on the TARP Preferred Stock. On December 31, 2012, the Company had $1,066 accrued and unpaid dividends on the TARP Preferred Stock and $344 accrued and unpaid interest due on its junior subordinated debentures.

Note 16 — Regulatory Matters

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. These requirements take into account risk attributable to balance sheet assets and off-balance sheet activities. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of tier 1 capital to average assets (as defined). On November 9, 2010, the Bank entered into a formal written agreement with the FDIC and WDFI. Under the terms of the agreement, the Bank is required to: (i) maintain ratios of Tier 1 capital to each of total assets and total risk-weighted assets of at least 8.5% and 12%, respectively; (ii) refrain from declaring or paying any dividend without the written consent of the FDIC and WDFI; and (iii) refrain from increasing its total assets by more than 5% during any three-month period without first submitting a growth plan to the FDIC and WDFI. Additionally, on May 10, 2011, the Company entered into a formal written agreement with the Federal Reserve Bank. Pursuant to the Company’s agreement, the Company needs the written consent of the Federal

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Reserve Bank to pay dividends to its stockholders. The Company is also prohibited from paying dividends on its common stock if it fails to make distributions or required payments on its junior subordinated debentures or its TARP Preferred Stock.

Although the Bank’s regulatory capital ratios meet the requirements to be considered well capitalized at December 31, 2012, the Bank is only considered adequately capitalized under the regulatory framework for prompt corrective action due to stipulations of the Bank’s consent order with the FDIC and WDFI. To be categorized as well capitalized the Bank would normally be required to maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since notification that management believes have changed the Bank’s adequately capitalized classification.

A summary of the Bank’s regulatory capital ratios as of December 31, 2012 and December 31, 2011 are as follows:

	Actual		For Capital Adequacy Purposes (1)		To Be Well Capitalized Under Prompt Corrective Action Provisions (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012
Mid-Wisconsin Bank
Tier 1 to average assets	$40,695	8.9%	$18,318	4.0%	$38,925	8.5%
Tier 1 risk-based capital ratio	40,695	13.9%	11,694	4.0%	17,540	6.0%
Total risk-based capital ratios	44,422	15.2%	23,387	8.0%	35,081	12.0%

December 31, 2011
Mid-Wisconsin Bank
Tier 1 to average assets	$41,736	8.7%	$19,261	4.0%	$40,929	8.5%
Tier 1 risk-based capital ratio	41,736	12.9%	12,946	4.0%	19,419	6.0%
Total risk-based capital ratios	45,853	14.2%	25,891	8.0%	38,837	12.0%

(1)	The Bank has agreed with the FDIC and WDFI that, until its formal written agreement with such parties is no longer in effect, it will maintain minimum capital ratios at specified levels higher that those otherwise required by applicable regulations as follows: Tier 1 capital to total average assets — 8.5% and total capital to risk-weighted assets (total capital) — 12%.

(2)	Prompt corrective action provisions are not applicable at the bank holding company level.

The Company has a Dividend Reinvestment Plan which provides stockholders the opportunity to automatically reinvest their cash dividends in shares of the Company’s common stock. Common stock shares issued under the plan will be either newly issued shares or shares purchased for plan participants in the open market. In accordance with the plan, 150,000 shares of common stock are reserved at December 31, 2012.

Note 17 — Commitments and Contingencies

Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company uses the same credit policies and approval process in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

The following is a summary of lending-related commitments at December 31:

	2012	2011
Commitments to extend credit:
Fixed rate	$17,117	$17,163
Adjustable rate	25,255	23,515
Standby and irrevocable letters of credit — Fixed rate	4,018	3,737
Credit card commitments	2,834	3,541

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby and irrevocable letters of credit are conditional lending commitments used by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within one year. The credit risk involved in issuing standby and irrevocable letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments. Standby letters of credit are not reflected in the consolidated financial statements since recording the fair value of these guarantees would not have a significant impact on the consolidated financial statements.

Credit card commitments are commitments of credit issued by the Company and serviced by Elan Financial Services. These commitments are unsecured.

Contingent Liabilities

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 18 — Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). As there is no active market for many of the Company’s financial instruments, estimates are made using discounted cash flow or other valuation techniques. Inputs into the valuation methods are subjective in nature, involve uncertainties, and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Below is a brief description of each fair value level.

Level 1 — Fair value measurement is based on quoted prices for identical assets or liabilities that the Company has the ability to access.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Level 2 — Fair value measurement is based on: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for similar assets or liabilities in markets that are not active; or (iii) valuation models and methodologies for which all significant assumptions are or can be corroborated by observable market data.

Level 3 — Fair value measurement is based on valuation models and methodologies that incorporate unobservable inputs, which are typically based on an entity’s own assumptions, as there is little related market activity.

The following is a description of the valuation methodology used for the Company’s more significant instruments measured on a recurring basis at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities available-for-sale — Securities available-for-sale may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. The fair value measurement of a Level 1 security is based on the quoted price in an active market. Level 1 investment securities primarily include U.S. Treasury securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on pricing models, quoted prices of securities with similar characteristics or discounted cash flows, with consideration given to the nature of the quote and the relationship of recently evidenced market activity to the fair value estimate. Examples of these investment securities include Federal agency securities, obligations of states and political subdivisions, asset-backed securities, and mortgage related securities. In certain cases where there is limited activity or less transparency around inputs to the estimated fair value, securities are classified within Level 3 of the fair value hierarchy. Level 3 securities primarily include trust preferred securities. To validate the fair value estimates, assumptions, and controls, the Company looks to transactions for similar instruments and utilizes relevant market indices. While none of these sources are solely indicative of fair value, they serve as directional indicators for the appropriateness of the Company’s fair value estimates. The Company has determined that the fair value measures of its investment securities are classified predominantly within Level 2 of the fair value hierarchy.

Loans held for sale — Loans held for sale, which consist generally of current production of certain fixed-rate, first-lien residential mortgage loans, are carried at the lower of cost or estimated fair value. The estimated fair value of the residential mortgage loans held for sale was based on current secondary market prices for similar loans, which is considered Level 2 in the fair value hierarchy of valuation techniques.

The fair value of loans held for sale is based on observable current prices in the secondary market in which loans trade. All loans held for sale are categorized based on commitments received from secondary sources that the loans qualify for placement at the time of underwriting and at an agreed upon price. A gain or loss is recognized at the time of sale reflecting the present value of the difference between the contractual interest rate of the loan and the yield to investors.

The table below presents the Company’s investment securities available-for-sale and loans held for sale measured at fair value on a recurring basis as of December 31, 2012 and 2011, aggregated by the level in the fair value hierarchy within which those measurements fall.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

		Fair Value Measurements Using
	Assets Measured at Fair Value on a Recurring Basis	Level 1	Level 2	Level 3
December 31, 2012
Investment securities available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$14,719	$0	$14,719	$0
Mortgage-backed securities	77,835	0	77,835	0
Obligations of states and political subdivisions	24,913	0	24,386	527
Corporate debt securities	838	0	13	825
Equity securities	151	0	51	100
Total investment securities available-for-sale	$118,456	$0	$117,004	$1,452

Loans held for sale	$2,042	$0	$2,042	$0

December 31, 2011
Investment securities available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$18,808	$0	$18,808	$0
Mortgage-backed securities	67,653	0	67,641	12
Obligations of states and political subdivisions	22,932	0	22,405	527
Corporate debt securities	832	0	7	825
Equity securities	151	0	51	100
Total investment securities available-for-sale	$110,376	$0	$108,912	$1,464

Loans held for sale	$2,163	$0	$2,163	$0

The table below presents a roll forward of the balance sheet amounts as of December 31, 2012 and 2011, for assets measured on a recurring basis and classified within Level 3 of the fair value hierarchy.

Assets Measured at Fair Value Using Significant Unobservable Inputs (Level 3) ($ in thousands)
Investment Securities Available-for-Sale
Balance at December 31, 2010	$2,299
Unrealized holding losses arising during the period:
Included in earnings	(55)
Included in other comprehensive income	7
Principal repayments	(146)
Sales	(641)
Transfers in to/out of Level 3	0
Balance at December 31, 2011	1,464
Unrealized holding losses arising during the period:
Included in earnings	0
Included in other comprehensive income	1
Principal repayments	(13)
Sales	0
Transfers in to/out of Level 3	0
Balance at December 31, 2012	$1,452

Level 3 available-for-sale securities include corporate debt and equity securities. The market for these securities was not active as of December 31, 2012.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

The following is a description of the valuation methodologies used for the Company’s more significant instruments measured on a nonrecurring basis at fair value.

Impaired loans — The Company considers a loan impaired when it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the note agreement, including principal and interest. Loans considered to be impaired are measured at fair value on a nonrecurring basis. For individually evaluated impaired loans, the amount of impairment is based upon the fair value of the underlying collateral. Fair value measurements of underlying collateral that utilize observable market data such as independent appraisals reflecting recent comparable sales are considered Level 2 measurements. Other fair value measurements that incorporate estimated assumptions market participants would use to measure fair value are considered Level 3 measurements.

At December 31, 2012, loans with a carrying amount of $36,821 were considered impaired and were written down to their estimated fair value of $32,717. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $4,104. At December 31, 2011 loans with a carrying amount of $17,301 were considered impaired and were written down to their estimated fair value of $14,001. As a result, the Company recognized a specific valuation allowance against these impaired loans totaling $3,300. During the second quarter of 2012, all substandard and doubtful loans were classified as an impaired loan in the allowance for loan losses calculation and evaluated individually for impairment based on collateral values. This change did materially increase the level of impaired loans. Previously only substandard and doubtful loans with collateral shortfalls were classified as impaired.

OREO — Real estate acquired through or in lieu of loan foreclosure is recorded in the consolidated balance sheets at the lower of cost or fair value. Fair value is determined based on third party appraisals and, if less than the carrying value of the loan is adjusted to the fair value. Appraised values are adjusted to consider disposition costs and also to take into consideration the age of the most recent appraisal. Given the significance of the adjustments made to the appraised values necessary to estimate the fair value of the properties, OREO is considered to be Level 3 in the fair value hierarchy of valuation techniques. Valuation adjustments to OREO totaled $685 during the year ended December 31, 2012 and $628 during the year ended December 31, 2011, and recorded in Foreclosure/OREO expense.

The table below presents the Company’s impaired loans and OREO measured at fair value on a nonrecurring basis as of December 31, 2012 and December 31, 2011, aggregated by the level in the fair value hierarchy in which those measurements fall.

Assets Measured at Fair Value on a Recurring Basis		Fair Value Measurements Using
	December 31, 2012	Level 1	Level 2	Level 3
	($ in thousands)
Impaired loans (1)	$32,717	$0	$0	$32,717
OREO	4,200	0	0	4,200

		Fair Value Measurements Using
	December 31, 2011	Level 1	Level 2	Level 3
	( $ in thousands)
Impaired loans (1)	$14,001	$0	$0	$14,001
OREO	4,404	0	0	4,404

(1)	Represents individually evaluated loans, net of the related allowance for loan losses.

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the Company utilized the following valuation techniques and significant unobservable inputs.

Investment securities available-for-sale: In valuing the investment securities available-for-sale classified within Level 3, the Company reviewed the underlying collateral and other relevant data in developing the assumptions for these investment securities.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Impaired loans: Fair value measurement of collateral for collateral-dependent impaired loans primarily relates to discounting criteria applied to independent appraisals received with respect to the collateral. Discounts applied to the appraisals are dependent on the appraisal. As of December 31, 2012, discounts applied to appraisals ranged from 15% to 30%.

OREO: Fair value measurement of OREO primarily relates to estimated disposition costs and discounting criteria applied to independent appraisals received with respect to the property. Discounts applied to the appraisals are dependent on the appraisal and marketability of the property. As of December 31, 2012, discounts applied to appraisals ranged from 15% to 30%.

The estimated fair value of the Company’s financial instruments on the balance sheet at December 31, were as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and short-term investments	$27,209	$27,209	$31,360	$31,360
Investment securities available-for-sale	118,456	118,456	110,376	110,376
Other investments	1,613	1,613	2,616	2,616
Loans held for sale	2,042	2,042	2,163	2,163
Net loans	286,044	283,051	320,047	317,805
Accrued interest receivable	1,411	1,411	1,640	1,640
Financial liabilities:
Deposits	354,497	353,685	381,620	383,520
Short-term borrowings	13,439	13,439	13,655	13,655
Long-term borrowings	36,061	37,871	40,061	42,525
Subordinated debentures	10,310	4,736	10,310	4,818
Accrued interest payable	817	817	878	878

The following is a description of the valuation methodologies used to estimate the fair value of financial instruments.

Cash and short-term investments — The carrying amounts reported in the Consolidated Balance Sheets for cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold approximate the fair value of these assets.

Investment securities available-for-sale — The fair value of investment securities available-for-sale is based on quoted prices in active markets, or, if quoted prices are not available for a specific security, the fair values are estimated by using pricing models, quoted prices with similar characteristics, or discounted cash flows.

Other investments — Other investments consists of FHLB and Bankers’ Bancorporation, Inc. stock. The carrying amount is a reasonable fair value estimate of other investments given their “restricted” nature.

Loans held for sale — The estimated fair value of the residential mortgage loans held for sale is based on current secondary market prices for similar loans.

Net loans — Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company’s repayment schedules for each loan classification. In addition, for impaired loans, marketability and appraisal values for collateral are considered in the fair value determination.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Deposits — The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate reflects the credit quality and operating expense factors of the Company.

Short-term borrowings — The carrying amount reported in the Consolidated Balance Sheets for short-term borrowings approximates the liability’s fair value.

Long-term borrowings — The fair values are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated debentures — The fair value is estimated by discounting future cash flows using the current interest rates at which similar borrowings would be made.

Accrued interest — The carrying amount of accrued interest approximates its fair value.

Off-balance sheet instruments — The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counter parties. Since this amount is immaterial, no amounts for fair value are presented.

Limitations — Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of particular financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, intangibles, other assets and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Because of the wide range of valuation techniques and the numerous assumptions which must be made, it may be difficult to compare the Company’s determination of fair value to that of other financial institutions. It is important that the many assumptions discussed above be considered when using the estimated fair value disclosures and to realize that because of the uncertainties, the aggregate fair value should in no way be construed as representative of the underlying value of the Company.

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

Note 19 — Condensed Financial Information — Parent Company Only

	Balance Sheets December 31, 2012 and 2011
	2012	2011
Assets
Cash and due from banks	$2,295	$2,743
Investment in bank subsidiary	42,115	44,563
Investment in nonbank subsidiary	310	310
Investment securities available-for-sale, at fair value	100	100
Premises and equipment, net	2,838	2,927
Other assets	38	17
Total assets	$47,696	$50,660
Liabilities and Stockholders’ Equity
Subordinated debentures	$10,310	$10,310
Accrued interest payable	344	154
Accrued expense and other liabilities	1,229	683
Total liabilities	11,883	11,147
Stockholders’ equity	35,813	39,513
Total liabilities and stockholders’ equity	$47,696	$50,660

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

	Statements of Income (Loss) For the Years Ended December 31,
	2012		2011		2010
Income:
Interest		$6		$10	$19
Management and service fees from subsidiaries		0		192	165
Rental income		203		202	196
Other		6		5	18
Total income		215		409	398
Expense:
Interest on subordinated debentures		198		183	595
Salaries and employee benefits		0		276	412
Other		724		284	291
Total expense		922		743	1,298
(Loss) before income taxes and equity in undistributed income (loss)		(707)		(334)	(900)
Income tax (benefit)		0		0	(354)
Loss before equity in undistributed net income (loss) of subsidiary		(707)		(334)	(546)
Equity in undistributed net income (loss) of subsidiary		(2,262)		(3,623)	1,289
Net income (loss)		(2,969)		(3,957)	743
Preferred stock dividends, discount and premium		(650)		(644)	(641)
Net income (loss) available to common equity	$	(3,619)	$	(4,601)	$102

Notes to Consolidated Financial Statements (Continued)
December 31, 2012, 2011, and 2010 (In thousands, except per share data)

	Statements of Cash Flows For the Years Ended December 31,
	2012		2011		2010
Cash flows from operating activities:
Net income (loss)	$	(2,969)	$	(3,957)	$743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		89		89	99
Stock-based compensation		0		0	22
(Equity) loss in undistributed net income of subsidiary		2,262		3,623	(1,289)
Changes in operating assets and liabilities:
Other assets		(21)		31	279
Other liabilities		191		65	(33)
Net cash used in operating activities		(448)		(149)	(179)
Cash flows from investing activities:
Investment in bank subsidiary		0		(500)	(2,000)
Capital expenditures		0		(11)	(64)
Proceeds from sale of premises and equipment		0		22	0
Net cash used in investing activities		0		(489)	(2,064)
Cash flows from financing activities:
Proceeds from stock benefit plans		0		29	32
Cash dividends paid on preferred stock		0		(136)	(545)
Net cash used in financing activities		0		(107)	(513)
Net decrease in cash and due from banks		(448)		(745)	(2,756)
Cash and due from banks at beginning of year		2,743		3,488	6,244
Cash and due from banks at end of year		$2,295		$2,743	$3,488

Note 20 — Proposed Merger

On November 28, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nicolet Bankshares, Inc. (“Nicolet”), the holding company of Nicolet National Bank. Pursuant to the terms of the Merger Agreement, the Company will be merged with and into Nicolet in a stock for stock transaction., creating one of the largest community banks in Wisconsin. The transactions contemplated by the Merger Agreement are expected to be completed in the second quarter of 2013 and are contingent on customary conditions, including regulatory approval and the approval of the stockholders of both the Company and Nicolet.

Under the terms of the Merger Agreement, the Company’s stockholders will receive 0.3727 shares of Nicolet common stock, except in certain limited circumstances outlined in the Merger Agreement, which include, among other instances, cash in lieu of shares for fractional shares or for certain Company stockholders who own a small number of shares of the Company’s common stock, all as defined or adjusted pursuant to the terms of the Merger Agreement. As a condition of the merger, the Company shall have redeemed by the closing of the merger its TARP Preferred Stock plus all accrued and unpaid dividends thereon; or if such redemption is not permitted by the Company’s regulatory authorities, the redemption of such stock by Nicolet will be limited to a maximum payment of $12,000. Also, the accrued and unpaid interest on the Company’s junior subordinated debentures will be brought current.

APPENDIX A

AGREEMENT AND PLAN OF MERGER, AS AMENDED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NICOLET BANKSHARES, INC.

AND

MID-WISCONSIN FINANCIAL SERVICES, INC.

Dated as of November 28, 2012

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ii

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 28, 2012, by and between NICOLET BANKSHARES, INC. (“Purchaser”), a Wisconsin corporation, and MID-WISCONSIN FINANCIAL SERVICES, INC. (“Target”), a Wisconsin corporation.

Preamble

The respective Boards of Directors of Target and Purchaser are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the merger of Target with and into Purchaser (the “Merger”), pursuant to which the outstanding shares of Target Common Stock shall be converted into the right to receive either cash or shares of Purchaser Common Stock and the shareholders of Target (other than those shareholders who exchange their shares solely for cash) shall become shareholders of Purchaser. Following the consummation of the Merger, Mid-Wisconsin Bank (“Target Bank”), a Wisconsin chartered bank, will merge with and into Nicolet National Bank (“Purchaser Bank”), a national bank chartered under the laws of the United States of America, in accordance with the terms of the Plan of Merger attached as Exhibit A. The transactions described in this Agreement are subject to the approvals of the shareholders of Target and of Target Bank, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Wisconsin Department of Financial Institutions (the “DFI”), the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties of this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Certain terms used in this Agreement but not otherwise defined herein are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1   Merger. Subject to the terms and conditions of this Agreement, Target shall be merged with and into Purchaser in accordance with the provisions of the Wisconsin Business Corporation Law (the “WBCL”). Purchaser shall be the Surviving Entity resulting from the Merger and shall continue to be governed by the Laws of the State of Wisconsin. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Purchaser.

1.2   Bank Merger. Following the consummation of the Merger, Target Bank shall be merged with and into Purchaser Bank in accordance with the provisions of Section 18(c) of the Federal Deposit Insurance Act and Subchapter VII of the Wisconsin Banking Law and pursuant to the terms and conditions of the Bank Plan of Merger attached hereto as Exhibit A.

1.3   Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time Articles of Merger reflecting the Merger shall become effective with the DFI (the “Effective Time”). At the Effective Time, the separate corporate existence of Target shall cease, with Purchaser continuing as the Surviving Entity in the Merger.

1.4   Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. Central Time on the date (the “Closing Date”) on which the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at the office of Bryan Cave LLP, 1201 West Peachtree Street, Atlanta, GA 30309, or at such location as may be mutually agreed upon by the Parties.

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ARTICLE 2
TERMS OF MERGER

2.1   Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Purchaser in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Entity of the Merger.

2.2   Bylaws. At the Effective Time, the Bylaws of Purchaser in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Entity of the Merger.

2.3   Directors. From and after the Effective Time, the directors of Purchaser in office immediately prior to the Effective Time, together with the two nominees set forth in Exhibit B who are submitted by Target and approved by Purchaser’s Board of Directors (with such approval not to be unreasonably withheld) shall serve as the directors of the Surviving Entity of the Merger. The two nominees submitted by Target set forth on Exhibit B shall serve until their terms expire or their earlier resignation or removal under the provisions of Purchaser’s Bylaws and shall thereafter be nominated for election at the first meeting of the Purchaser’s shareholders, as applicable, after the expiration of such nominees’ initial term.

2.4   Officers. At the Effective Time, the officers of Purchaser in office immediately prior to the Effective Time shall serve as the officers of the Surviving Entity of the Merger.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1   Conversion of Target Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Target, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)   Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)   Each share of Target Common Stock outstanding immediately prior to the Effective Time, other than Dissenting Shares, shares held by Target, State-Restricted Shares or Cash-Out Shares, shall automatically be converted at the Effective Time into the right to receive 0.3727 shares of Purchaser Common Stock (the “Stock Merger Consideration”). Each share of Target Common Stock outstanding immediately prior to the Effective Time that is held by a holder of record of State-Restricted Shares or Cash-Out Shares shall automatically be converted at the Effective Time into the right to receive $6.15 in cash (the “Cash Merger Consideration”), payable by Purchaser. Such shares to be converted are sometimes referred to herein as the “Outstanding Target Shares,” and the shares of Purchaser Common Stock and any cash to be delivered pursuant to this Section 3.1(b) or Section 3.1(c) are referred to as the “Merger Consideration.” The Merger Consideration will be adjusted proportionately for any stock split, stock dividend, recapitalization, reclassification, or similar transaction that is effected by either Party, or for which a record date occurs, prior to the Effective Time, and the 200-share threshold for determining ownership of Cash-Out Shares may be adjusted by Purchaser if, after deducting payments for fractional shares, Dissenting Shares (assuming a $6.15 per share payment) and State-Restricted Shares from $500,000, the amount of cash payable for Cash-Out Shares at that threshold would not enable each holder of Cash-Out Shares to receive cash Merger Consideration for all of their shares. In such a case, Purchaser may either (i) change the 200-share threshold to the highest number of shares that would enable all holders of Target Common Stock with record ownership of Target Common Stock below such threshold to receive Cash Merger Consideration for all of their shares of Target Common Stock or (ii) deliver Stock Merger Consideration in lieu of Cash Merger Consideration to all holders of Cash-Out Shares.

(c)   Notwithstanding any other provision of this Agreement, each holder of Outstanding Target Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Purchaser Common Stock multiplied by $6.15. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

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(d)   At the Effective Time, each share of Target Common Stock that is held by Target shall be cancelled without consideration therefor.

(e)   No Dissenting Shares shall be converted in the Merger. All such shares shall be canceled, and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Subchapter XIII of the WBCL; provided, however, that if any such shareholder fails to perfect his, her or its rights as a dissenting shareholder with respect to his, her or its Dissenting Shares in accordance with Subchapter XIII of the WBCL or withdraws or loses such holder’s Dissenter’s Rights, such shares held by such shareholder shall be deemed to have been converted into, and become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration to which the holder of such shares would have been entitled as of the Effective Time, without interest thereon.

3.2   Cancellation of Stock Options. Prior to the Effective Time, Target will take such action as may be necessary or appropriate to cancel, as of the Effective Time, all outstanding stock options granted by Target under the Target Plans (“Target Options”), without any payment made in exchange therefor.

ARTICLE 4
EXCHANGE OF SHARES

4.1   Exchange Procedures. Prior to the Effective Time, Purchaser shall select a transfer agent, bank or trust company to act as exchange agent (the “Exchange Agent”) to effect the delivery of the Merger Consideration to holders of Target Common Stock. At the Effective Time, Purchaser shall deliver the Merger Consideration to the Exchange Agent. Within five (5) days following the Effective Time, the Exchange Agent shall send to each holder of Outstanding Target Shares that owns shares of Target Common Stock as of the Effective Time a letter of transmittal (the “Letter of Transmittal”) for use in exchanging certificates previously evidencing shares of Target Common Stock (“Old Certificates”). The Letter of Transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of the Merger Consideration to holders of Target Common Stock. If any certificates for shares of Purchaser Common Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. Subject to applicable law and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, upon surrender of his, her or its Old Certificates, the holder thereof shall be paid the consideration to which he, she or it is entitled. All such property, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one (1) year from the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to Purchaser, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable laws and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, look as a general creditor only to Purchaser for payment or delivery of such property. In no event will any holder of Target Common Stock exchanged in the Merger be entitled to receive any interest on any amounts held by the Exchange Agent or Purchaser.

4.2   Rights of Former Target Shareholders.

(a)   At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each certificate theretofore representing Target Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 in exchange therefor. To the extent permitted by Law, former shareholders of record of Target shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Common Stock into which their respective shares of Target Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for certificates representing Purchaser Common Stock in accordance with the provisions of this Agreement.

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(b)   Whenever a dividend or other distribution is declared by Purchaser on the Purchaser Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Purchaser Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Purchaser Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Old Certificate until such holder surrenders such Old Certificate for exchange as provided in Section 4.1. However, upon surrender of such Old Certificate, both the Purchaser Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Old Certificate.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF TARGET

Target hereby represents and warrants to Purchaser as follows:

5.1   Organization, Standing, and Power.

(a)   Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. The minute book and other organizational documents for Target have been made available to Purchaser for its review and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b)   Target Bank is a bank duly organized, validly existing, and in good standing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect. The minute books and other organizational documents and corporate records for Target Bank have been made available to Purchaser for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Target Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2   Authority of Target; No Breach By Agreement.

(a)   Target has the corporate power and authority necessary to execute and deliver this Agreement, and each of the Target Entities has the corporate power and authority necessary to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target. Subject to the requisite approval by Target’s shareholders and any applicable Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of Target, enforceable against Target in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)   Neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target’s Articles of Incorporation or

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Bylaws or the certificate or articles of incorporation or bylaws of any Target Entity or any resolution adopted by the board of directors or the shareholders of any Target Entity that is currently in effect, (ii) except as disclosed in Section 5.2(b) of the Target Disclosure Memorandum or except to the extent it would not have a Target Material Adverse Effect, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Target Entity under, any Contract or Permit of any Target Entity, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) or except to the extent it would not have a Target Material Adverse Effect, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Target Entity or any of its Assets (including any Purchaser Entity or Target Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target Entity being reassessed or revalued by any Taxing authority, except where such Default would not have a Target Material Adverse Effect).

(c)   Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the Over-the-Counter Bulletin Board, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Merger or the other transactions contemplated in this Agreement.

5.3   Capital Stock.

(a)   The authorized capital stock of Target consists of 6,000,000 shares of $0.10 par value per share Target Common Stock, of which 1,657,119 shares are issued and outstanding, and 50,000 shares of Target Preferred Stock, of which 10,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, are issued and outstanding and 500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, are issued and outstanding. In addition, 30,510 shares of Target Common Stock are reserved for issuance pursuant to outstanding Target Options. All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the WBCL. To Target’s Knowledge, none of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past shareholders of Target.

(b)   The authorized capital stock of Target Bank consists of 668,500 shares of common stock, $5.00 par value per share. All of the issued and outstanding shares of capital stock of Target Bank are duly and validly issued and outstanding and are fully paid and nonassessable.

(c)   Except as set forth in Section 5.3(a) or 5.3(b) of this Agreement, there are no (i) shares of capital stock, preferred stock or other equity securities of Target or Target Bank outstanding or (ii) outstanding Equity Rights relating to the capital stock of Target or Target Bank.

5.4   Target Subsidiaries. Except as set forth in Section 5.4 of the Target Disclosure Memorandum, Target or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Target Subsidiary. No capital stock (or other equity interest) of any Target Subsidiary is or may become required to be issued (other than to another Target Entity) by reason of any Equity Rights, and there are no Contracts by which any Target Subsidiary is bound to issue (other than to another Target Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Target Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Target Subsidiary (other than to another Target Entity). There are no Contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Target Subsidiary. All of the shares of capital stock (or other equity interests) of each Target Subsidiary held by a Target Entity are fully paid and nonassessable and are owned by the Target Entity free and clear of any Lien. Each Target Subsidiary is either a bank, corporation or statutory trust, and each such Target Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Target Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except

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for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect.

5.5   SEC Filings; Financial Statements.

(a)   Target has timely filed all SEC Documents required to be filed by Target since January 1, 2010 (the “Target SEC Reports”). The Target SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Target SEC Reports or necessary in order to make the statements in such Target SEC Reports, in light of the circumstances under which they were made, not misleading. No Target Subsidiary is required to file any SEC Documents.

(b)   Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target SEC Reports, including any Target SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6   Absence of Undisclosed Liabilities. To Target’s Knowledge, the Target Entities have no Liabilities of a nature required to be reflected on the consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheets of the Target Entities as of September 30, 2012, included in the Target Financial Statements or reflected in the notes thereto. The Target Entities have not incurred or paid any Liability since September 30, 2012, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect; (ii) to legal, financial and other advisers in connection with the transactions contemplated by this Agreement; or (iii) set forth in Section 5.6 of the Target Disclosure Memorandum.

5.7   Loan Portfolio. As of the date of this Agreement, all loans, discounts and financing leases reflected on the Target Financial Statements were, and with respect to the Target Financial Statements delivered as of the dates subsequent to the execution of this Agreement, will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business, (b) evidenced by genuine notes, agreements or other evidences of indebtedness and (c) to the extent secured, have been secured by valid liens and security interests that have been perfected. Except as specifically set forth in Section 5.7 of the Target Disclosure Memorandum, no Target Entity is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) known by the Target Entities to be otherwise in Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Target, the FDIC or the DFI, or (iv) an obligation of any director, executive officer or 10% shareholder of Target who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

5.8   Absence of Certain Changes or Events. Since September 30, 2012, except as disclosed in the Target Financial Statements or in Section 5.8 of the Target Disclosure Memorandum, (i) to Target’s Knowledge, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, (ii) Target has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Target Common Stock and (iii) no Target Entity has taken any action, or failed to take any action, prior to the date

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of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Target provided in Article 7. Except as may result from the transactions contemplated by this Agreement, or as set forth in Section 5.8 of the Target Disclosure Memorandum, no Target Entity has since September 30, 2012:

(a)   borrowed any money other than deposits or overnight fed funds or entered into any capital lease or leases; or, except in the ordinary course of business and consistent with past practices: (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgaged or otherwise subjected to any Lien any of its assets, sold, assigned or transferred any of its assets in excess of $50,000 in the aggregate or (iii) incurred any other Liability or loss representing, individually or in the aggregate, over $50,000;

(b)   suffered over $50,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c)   failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(d)   forgiven any debt owed to it in excess of $50,000, or canceled any of its claims or paid any of its noncurrent obligations or Liabilities except in the ordinary course of business;

(e)   made any capital expenditure or capital addition or betterment in excess of $50,000;

(f)   entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by it or increased (except for increases of not more than 5% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation would, following such increase, exceed $50,000;

(g)   except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Target Financial Statements;

(h)   authorized or issued any additional shares of Target Common Stock, Target Preferred Stock, or Equity Rights; or

(i)   entered into any agreement, contract or commitment to do any of the foregoing.

5.9   Tax Matters.

(a)   All Tax Returns required to be filed by or on behalf of any Target Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.9 of the Target Disclosure Memorandum. Target’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Target.

(b)   No Target Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)   The provision for any Taxes due or to become due for any Target Entity for the period or periods through and including the date of the respective Target Financial Statements that has been made and is reflected on such Target Financial Statements is sufficient to cover all such Taxes.

(d)   Deferred Taxes of the Target Entities have been provided for in accordance with GAAP.

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(e)   The Target Entities are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Target Material Adverse Effect.

(f)   No Target Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g)   There is no pending claim by any taxing authority of a jurisdiction where either the Target or Target Bank has not filed Tax Returns that either Target or Target Bank is subject to taxation in that jurisdiction.

(h)   Neither Target nor Target Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than any “affiliated group” of which Target is the “common parent.” Except as set forth in Section 5.9 of the Target Disclosure Memorandum, neither Target nor Target Bank is a party to any Tax sharing or Tax allocation agreement that will remain in affect after consummation to the Mergers contemplated by this Agreement.

(i)   Target has not taken or agreed to take any action, and has no Knowledge of any fact or circumstance that is reasonably likely, to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

5.10   Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of the Target Entities included in the Target Financial Statements and the allowance shown on the consolidated balance sheets of the Target Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate in the judgment of Target’s management and consistent with GAAP and applicable regulatory requirements or guidelines to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Target Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Target as of the dates thereof.

5.11   Assets.

(a)   Except as disclosed in Section 5.11 of the Target Disclosure Memorandum or as disclosed or reserved against in the Target Financial Statements, the Target Entities have good and marketable title, free and clear of all Liens, to their respective Assets, except for (i) mortgages and encumbrances that secure indebtedness that is properly reflected in the Target Financial Statements or that secure deposits of public funds as required by law; (ii) Liens for taxes accrued but not yet payable; (iii) Liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such Liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or Assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. All tangible properties used in the business of the Target Entities are in satisfactory working condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Target’s past practices. All Assets which are material to the Target Entities’ businesses on a consolidated basis, held under leases or subleases by a Target Entity, are held under valid Contracts enforceable against such Target Entity in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(b)   The Target Entities have paid all amounts due and payable under any insurance policies and guarantees applicable to the Target Entities and their respective Assets and operations; all such insurance policies and guarantees are in full force and effect, and all of the Target Entities’ material properties are

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insured in amounts, events and with deductibles, as set forth in Section 5.11(b) of the Target Disclosure Memorandum. Since January 1, 2010 no Target Entity has received written notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $50,000 pending under such policies of insurance, and no notices of claims in excess of such amounts have been given by a Target Entity under such policies. Except as set forth in Section 5.11(b) of the Target Disclosure Memorandum, the Target Entities are not aware of any circumstances that could give rise to any claim for an amount exceeding $50,000, nor has any notice of such circumstance been given under such policies.

(c)   With respect to each lease of any real property or personal property to which any Target Entity is a party (whether as lessee or lessor) set forth on Section 5.11(c) of the Target Disclosure Memorandum, except for financing leases in which a Target Entity is lessor (i) such lease is in full force and effect in accordance with its terms against the Target Entity that is a party to the lease; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by the Target Entity that is a party to the lease; (iii) there exists no Default under such lease by the Target Entity that is party to the lease; and (iv) upon receipt of the consents described in Section 5.11(c) of the Target Disclosure Memorandum, the Mergers will not constitute a default or a cause for termination or modification of such lease.

(d)   No Target Entity has a legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its Assets except in the ordinary course of business consistent with past practices.

(e)   The Target Entities’ Assets include all Assets reasonably required to operate the businesses of the Target Entities as presently conducted.

5.12   Intellectual Property. The Target Entities own or have a license to use the Intellectual Property used by the Target Entities in the course of their businesses. The Target Entities own or have a license to any Intellectual Property sold or licensed to a third party by a Target Entity in connection with the Target Entities’ business operations, and the Target Entities have the right to convey by sale or license any Intellectual Property so conveyed. No Target Entity has received notice of Default under any of their respective Intellectual Property licenses. No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of the Target Entities with respect to Intellectual Property used, sold or licensed by the Target Entities in the course of their businesses, nor, to Target’s Knowledge, has any Person claimed or alleged any rights to such Intellectual Property. To the Knowledge of the Target Entities, the conduct of the Target Entities’ businesses does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, no Target Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

5.13   Environmental Matters.

(a)   The Target Entities and their Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)   There is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which the Target Entities or any of their Operating Properties (or the Target Entities in respect of such Operating Property) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the Target Entities or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c)   During the period of (i) the Target Entities’ ownership or operation of any of their Assets, or (ii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) the Target Entities’ ownership

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or operation of any of its Assets, or (ii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property or Operating Property.

(d)   Target has delivered to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by a Target Entity pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the Target Entities or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e)   To Target’s Knowledge, there are no aboveground or underground storage tanks, whether in use, out-of-service or closed, in, at, on, under, affecting or potentially affecting any of the Operating Properties. Any above-ground or underground storage tanks removed by or on behalf of the Target Entities at or from any Asset were removed in accordance with Environmental Laws and no soil or groundwater contamination or Release resulted from the operation or removal of such tanks.

5.14   Compliance with Laws. Target is a Wisconsin corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, except where such Default would not have a Target Material Adverse Effect. No Target Entity is:

(a)   in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b)   in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business except where such Default would not have a Target Material Adverse Effect; or

(c)   since January 1, 2010, in receipt of any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) except as set forth in Section 5.14(c) of the Target Disclosure Memorandum, requiring the Target Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

(d)   Target Bank is a Wisconsin state bank whose deposits are, and will at the Effective Time be, insured by the FDIC to the extent such insurance is available.

5.15   Labor Relations. No Target Entity is a party to any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization or other employee representative to wages or conditions of employment, nor is any Target Entity party to any collective bargaining agreement, nor is there any pending or, to the Knowledge of the Target Entities, threatened strike, slowdown, picketing, work stoppage or other labor dispute involving Target. To the Knowledge of Target, there is no activity involving any employees of the Target Entities seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.16   Employee Benefit Plans.

(a)   Target and any other entities which now or in the past five years constitute a single employer within the meaning of Internal Revenue Code Section 414 are hereinafter collectively referred to as the “Target Group.”

(b)   The following agreements, plans or arrangements, whether formal or informal and whether or not documented in writing, which are presently in effect and which cover current or former

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employees, directors and/or other service providers of any member of the Target Group (collectively “Participants”) are referred to as the “Target Plans”:

(i)   Any employee benefit plan as defined in Section 3(3) of ERISA, and any trust or other funding agency created thereunder, or under which any member of the Target Group, with respect to employees, has any outstanding, present, or future obligation or liability, or under which any employee or former employee has any present or future right to benefits which are covered by ERISA; or

(ii)   Any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, vacation, severance, disability, hospitalization, medical, life insurance, split dollar or other employee benefit plan, program, policy, or arrangement, whether written or unwritten, formal or informal, which any member of the Target Group maintains or to which any member of the Target Group has any outstanding, present or future obligations to contribute or make payments under, whether voluntary, contingent or otherwise.

With respect to each Target Plan, Target has delivered to Purchaser true, complete and correct copies of the following (as applicable): (1) the written document evidencing such Target Plan or, with respect to any such plan that is not in writing, a written description thereof; (2) the summary plan description; (3) any related trust agreements, insurance contracts or documents of any other funding arrangements; (4) material third party service provider agreements; (5) all amendments, modifications or supplements to any such document; (6) the three most recent Internal Revenue Service Forms 5500 required to have been filed, including all schedules thereto; (7) the three most recent audit and/or actuarial reports; (8) the most recent determination letter from the Internal Revenue Service; and (9) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other governmental entity relating to any compliance issues in respect of any Target Plan.

(c)   Except as to those plans identified in Section 5.16 of the Target Disclosure Memorandum as Target Plans intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Target Qualified Plans”), no member of the Target Group maintains a Target Plan which meets or was intended to meet the requirements of Section 401(a). As to each Target Qualified Plan, the Internal Revenue Service has issued favorable determination letter(s) to the effect that such Target Qualified Plan is a tax-qualified plan in form and that any related trust is exempt from taxation, and such determination letter(s) remain in effect and have not been revoked or, in the alternative, the Internal Revenue Service has issued favorable determination letter(s) to the effect that the prototype plan under which such Target Qualified Plan has been adopted is a tax-qualified plan in form and that any related trust is exempt from taxation, and that Target may rely upon such favorable determination letter(s) and, to the Knowledge of Target, such favorable determination letter(s) remain in effect and have not been revoked. Copies of the most recent favorable determination letters and any outstanding requests for a favorable determination letter with respect to each Target Qualified Plan, if any, have been delivered to the Purchaser. Except as to those plans identified in Section 5.16 of the Target Disclosure Memorandum, no Target Qualified Plan has been amended since the issuance of each respective most recent favorable determination letter. The Target Qualified Plans currently are intended to comply in form with the requirements under Internal Revenue Code Section 401(a), other than changes required by statutes, regulations and rulings for which amendments are not yet required. To the Knowledge of Target, no issue concerning qualification of the Target Qualified Plans is pending before or is threatened by the Internal Revenue Service. The Target Qualified Plans have been administered according to their terms (except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case the Target Qualified Plans have been administered in accordance with the provisions of those statutes, regulations and rulings) and in accordance with the requirements of Internal Revenue Code Section 401(a). To the Knowledge of Target, no member of the Target Group or any fiduciary of any Target Qualified Plan has done anything that would adversely affect the qualified status of the Target Qualified Plans or the related trusts. Any Target Qualified Plan which is required to satisfy Internal Revenue Code Sections 401(k)(3) and 401(m)(2) has been, or will be, tested for compliance with, and has satisfied, or will satisfy, the requirements of, such Sections of the Internal Revenue Code for each plan year ending prior to the Closing Date in accordance with the requirements of the Internal Revenue Code.

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(d)   Except as set forth in Section 5.16 of the Target Disclosure Memorandum, each member of the Target Group is in, or will be in prior to the Closing Date, material compliance with the requirements prescribed by any and all statutes, orders, governmental rules and regulations applicable to the Target Plans and all reports and disclosures relating to the Target Plans required to be filed with or furnished to any governmental entity, Participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable Law. Each member of the Target Group has made full and timely payment through all due dates falling on or before the Closing Date of all contributions which are required under the terms of each of the Target Plans and in accordance with applicable Law and Contracts and, to the extent applicable, consistent with past practice and actuarial recommendations, to be paid as a contribution to each Target Plan. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to Target Plans providing insured benefits for policy years or other applicable policy periods ending on or before the Closing Date. Except as set forth in Section 5.16 of the Target Disclosure Memorandum, all other material obligations, whether arising by operation of applicable Law or by Contract, required to be performed with respect to each Target Plan on or before the Closing Date have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Target Plan. No member of the Target Group has made or is obligated to make any nondeductible contributions to any Target Plan.

(e)   Except as set forth in Section 5.16 of the Target Disclosure Memorandum, no member of the Target Group or any predecessors thereto maintains or has ever maintained, an “employee benefit pension plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Internal Revenue Code. No member of the Target Group or any predecessors thereto has any obligation or liability to contribute or has ever contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA. No member of the Target Group has incurred any current or projected liability in respect of post-retirement health, medical or life insurance benefits for Participants, except as required to avoid an excise tax under Section 4980B of the Internal Revenue Code or comparable State benefit continuation laws. Except as set forth in Section 5.16 of the Target Disclosure Memorandum, no Target Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Internal Revenue Code, a “welfare benefit fund” within the meaning of Section 419 of the Internal Revenue Code, a “qualified asset account” within the meaning of Section 419A of the Internal Revenue Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f)   Except as set forth in Section 5.16 of the Target Disclosure Memorandum, no member of the Target Group is obligated, contingently or otherwise, under any agreement to pay any amount which would be treated as a “parachute payment,” as defined in Internal Revenue Code Section 280G(b) (determined without regard to Internal Revenue Code Section 280G(b)(2)(A)(ii)) or would be subject to tax under Section 4999 of the Internal Revenue Code.

(g)   Except as contemplated by Section 8.10 of this Agreement, no termination or partial termination of any Target Qualified Plan has occurred, or will occur, prior to the Closing Date and no notice of intent to terminate any Target Qualified Plan has been, or will be, issued by a member of the Target Group prior to the Closing Date.

(h)   No member of the Target Group has any remaining liability under any previously maintained Target Plan, whether maintained as a written or unwritten, formal or informal arrangement.

(i)   To the Knowledge of the Target Group, no member of the Target Group nor any other “disqualified person” or “party in interest” (as defined in Internal Revenue Code Section 4975 and ERISA Section 3(14), respectively) with respect to the Target Plans, has engaged in any non-exempt “prohibited transaction” (as defined in Internal Revenue Code Section 4975 or ERISA Section 406). To the Knowledge of Target, all members of the Target Group and all fiduciaries with respect to the Target Plans, including any members of the Target Group which are fiduciaries as to a Target Plan, have complied in all respects with the requirements of ERISA Section 404, and to the Knowledge of Target, no member of the Target Group and no party in interest or disqualified person with respect to the Target Plans has taken or omitted any action which could lead to the imposition of an excise tax under the Internal Revenue Code or a fine under ERISA.

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(j)   Other than routine claims for benefits, to the Knowledge of Target, there are no actions, audits, investigations, suits or claims pending, or threatened against any Target Plan, any trust or other funding agency created thereunder, or against any fiduciary of any Target Plan or against the assets of any Target Plan.

(k)   All assets attributable to any Target Plan that is subject to ERISA have been held in trust, unless a statutory or administrative exemption to the trust requirements of Section 403(a) of ERISA applies. Except as disclosed in Section 5.16 of the Target Disclosure Memorandum, no Target Plan is a self-funded or self-insured arrangement, and, with respect to each Target Plan that is funded in whole or in part through an insurance policy, no member of the Target Group has any liability in the nature of a retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Closing Date. Any Target Plan funded in whole or in part with pre-tax contributions from Participants have been made in accordance with a written plan instrument that for all relevant periods has complied in form with the requirements under Internal Revenue Code Section 125, other than changes required by statutes, regulations and rulings for which amendments are not yet required.

(l)   The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) maintained by the Target Group for Participants have been fully and accurately reflected on the Target Financial Statements to the extent required by and in accordance with GAAP. Except as disclosed in Section 5.16 of the Target Disclosure Memorandum, (i) the actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) for which the members of the Target Group are obligated have been fully and accurately reflected on the Target Financial Statements to the extent required by and in accordance with GAAP, and (ii) the assets of each Target Plan are reported at their fair market value on the books and records of such plans, unless otherwise stated in such books and records.

(m)   Each Target Plan that is a nonqualified plan of deferred compensation, within the meaning of Section 409A of the Internal Revenue Code, (i) is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA or (ii) is exempt from all Parts of ERISA as an unfunded plan maintained exclusively for non-employee service providers. For each such Target Plan, Section 5.16 of the Target Disclosure Memorandum contains a list of assets that are associated with such plan.

(n)   Each Target Plan that is a “nonqualified deferred compensation plan,” within the meaning of Section 409A(d)(1) of the Internal Revenue Code, maintained by one or more members of the Target Group has been operated since its date of inception in good faith compliance with the applicable provisions of Section 409A of the Internal Revenue Code; and has been since January 1, 2010, in documentary compliance with the applicable provisions of Section 409A or will be corrected in accordance with IRS Notice 2010-6, as modified by IRS Notice 2010-80, prior to the Closing Date. No member of the Target Group (i) has been required to report to any governmental entity any Taxes due as a result of a failure to comply with Section 409A; or (ii) has any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A. To the Knowledge of Target, nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Target Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A.

(o)   The members of the Target Group have complied in all respects with the compensation limitations and corresponding disclosure and certification requirements imposed upon them under the Emergency Economic Stabilization Act of 2008, as amended, and all rules and regulations promulgated by the responsible agencies of the United States government under such Act as a result of the Target’s participation in the United States Treasury’s Capital Purchase Program.

(p)   The members of the Target Group, or any successor entity, may terminate any Target Plan prospectively at any time without further liability to any member of the Target Group or the successor entity, including, without limitation, any additional contributions, penalties, premiums, fees, surrender charges,

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market value adjustments or any other charges as a result of such termination, except to the extent of funds set aside for such purpose or reflected as reserved for such purpose on the Target Financial Statements.

(q)   Since September 30, 2012, except as disclosed in Section 5.16 of the Target Disclosure Memorandum, no member of the Target Group has (i) increased the rate of compensation payable or to become payable to any director, employee or other service provider of the Target Group, other than in the ordinary course of business and consistent with past practice; (ii) amended or entered into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) paid or agreed to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amended any Target Plan, other than any amendment required by Law; (v) adopted any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Target Plan; or (vi) terminated any existing Target Plan.

(r)   Except as disclosed in Section 5.16 of the Target Disclosure Memorandum, neither the execution and delivery of this Agreement, shareholder approval of the Agreement or the transaction contemplated hereby, nor the consummation of the transactions contemplated hereby, either alone or in combination with a subsequent event, will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Internal Revenue Code, but without regard to whether any such payment or portion thereof is reasonable compensation for personal services performed or to be performed in the future), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of the a member of the Target Group under any Target Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefits, (iv) require the funding or increase in the funding of any such benefits, (v) result in any limitation on the right of any member of the Target Group to amend, merge, terminate or receive a reversion of assets from any Target Plan or related trust, or (vi) result in any payment or portion of any payment that would not otherwise be deductible under Section 162(m) of the Internal Revenue Code.

5.17   Material Contracts. Except as disclosed in Section 5.17 of the Target Disclosure Memorandum or otherwise reflected in the Target Financial Statements, neither the Target Entities nor any of their Assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by the Target Entities or the guarantee by a Target Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract that prohibits or restricts any Target Entity or employee thereof from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course of business with customers), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Target Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000) or (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet that is a financial derivative Contract (the “Target Contracts”). With respect to each Target Contract: (i) the Contract is in full force and effect against the Target Entity; (ii) no Target Entity is in Default thereunder; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) to the Knowledge of any Target Entity, no other party to any such Contract is in Default in any respect, or has repudiated or waived any material provision thereunder. All of the indebtedness of the Target Entities for money borrowed is prepayable at any time by such Target Entity without penalty or premium. Payments under Target Contracts for products and services provided, licensed or sub-licensed by, or requiring a license for use or operation from, Jack Henry & Associates, Inc. or Fidelity Information Services, Inc. that are triggered by the consummation of the transactions contemplated hereby will not exceed an aggregate of $600,000, assuming solely for purposes of this calculation a May 31, 2013 Closing Date.

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5.18   Legal Proceedings.

(a)   Section 5.18 of the Target Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Target Entity is a party and that names a Target Entity as a defendant or cross-defendant or for which such Target Entity has any potential Liability in excess of $50,000 or that otherwise would have, or reasonably be expected to have, a Target Material Adverse Effect.

(b)   There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any Target Entity as a result of examination by any bank or bank holding company Regulatory Authority.

5.19   Regulatory Reports.

(a)   Since January 1, 2010, the Target Entities have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)   Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target Regulatory Reports complied as to form in all material respects with the applicable published rules and regulations of the appropriate Regulatory Authorities, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of the Target Entities as at the respective dates and the consolidated results of operations and cash flows for the periods indicated.

5.20   Internal Accounting. The Target Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

5.21   Community Reinvestment Act. Target Bank has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

5.22   Privacy of Customer Information.

(a)   The Target Entities are the sole owners or, in the case of participated loans, co-owners with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to the Purchaser Entities pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 5.22, “IIPI” shall include any information relating to an identified or identifiable natural person.

(b)   The collection and use of such IIPI by the Target Entities, the transfer of such IIPI to the Purchaser Entities, and the use of such IIPI by the Purchaser Entities as contemplated by this Agreement complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

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5.23   Technology Systems.

(a)   Since January 1, 2010, the Technology Systems have not suffered unplanned disruption causing a Target Material Adverse Effect. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens. Access to business critical parts of the Technology Systems is not shared with any third party.

(b)   Details of the Target Entities’ disaster recovery and business continuity arrangements have been provided to Purchaser.

(c)   Except as set forth in Section 5.2(b) of the Target Disclosure Memorandum, no Target Entity has received notice of or is aware of any circumstances including, without limitation, the execution of this Agreement, that would enable any third party to terminate any of the Target Entities’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.24   Bank Secrecy Act Compliance. Target Bank is in compliance in all material respects with the provisions of the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. Target Bank has implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

5.25   Target Disclosure Memorandum. Target has delivered to Purchaser the Target Disclosure Memorandum containing certain information regarding Target as indicated at various places in this Agreement. All information set forth in the Target Disclosure Memorandum shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of Target under this Article 5. The information contained in the Target Disclosure Memorandum and any updates thereto shall be deemed to be part of and qualify all representations and warranties contained in this Article 5 and the covenants in Article 7 to the extent applicable.

5.26   Board Recommendation. The Board of Directors of Target, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, and the Affiliate Agreements as set forth in Exhibit B and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders; (ii) approved this Agreement; and (iii) resolved to recommend that the holders of the shares of Target Common Stock approve this Agreement.

5.27   Brokers. Except for Raymond James & Associates, Inc., no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Target Entity.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Target as follows:

6.1   Organization, Standing and Power.

(a)   Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Wisconsin, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The minute book and other organizational documents for Purchaser have been made available to Target for its review and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

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(b)   Purchaser Bank is a national bank duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The minute books and other organizational documents and corporate records for Purchaser Bank have been made available to Target for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Purchaser Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.2   Authority of Purchaser; No Breach By Agreement.

(a)   Purchaser has the corporate power and authority necessary to execute and deliver this Agreement, and each of the Purchaser Entities has the corporate power and authority necessary to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Purchaser. Subject to receipt of the requisite Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)   Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Purchaser’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Purchaser Entity or any resolution adopted by the board of directors or the shareholders of any Purchaser Entity that is currently in effect, or (ii) except to the extent it would not have a Purchaser Material Adverse Effect, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Purchaser Entity under, any Contract or Permit of any Purchaser Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), and except to the extent it would not have a Purchaser Material Adverse Effect, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Purchaser Entity or any of its Assets (including any Purchaser Entity or Target Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target Entity being reassessed or revalued by any Taxing authority).

(c)   Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the Over-the-Counter Bulletin Board, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by Purchaser of the Merger or the other transactions contemplated in this Agreement.

6.3   Capital Stock.

(a)   The authorized capital stock of Purchaser consists of 30,000,000 shares, $0.01 par value, of Purchaser Common Stock, of which 3,479,888 shares (including 54,475 shares of restricted stock granted but not yet vested under Purchaser’s employee benefit plans) are issued and 3,425,413 shares are outstanding, and 10,000,000 shares of Purchaser Preferred Stock, no par value, of which: (i) 14,964 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, are authorized, but no shares are outstanding; (ii) 748 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, are authorized, but no shares are

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outstanding; and (iii) 24,400 shares of Non-Cumulative Perpetual Preferred Stock, Series C (the “Purchaser Series C Preferred Stock”), of which 24,400 shares are authorized, issued and outstanding. In addition, 839,107 shares of Purchaser Common Stock are subject to outstanding Purchaser Options. All of the issued and outstanding shares of Purchaser capital stock are, and all of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued, fully paid and nonassessable under the WBCL. None of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, and to Purchaser’s Knowledge, none of the outstanding shares of Purchaser capital stock has been, issued in violation of any preemptive rights of the current or past shareholders of Purchaser.

(b)   Except as set forth in Section 6.3 of this Agreement, there are no (i) shares of capital stock, preferred stock or other equity securities of Purchaser outstanding or (ii) outstanding Equity Rights relating to the capital stock of Purchaser.

6.4   Purchaser Subsidiaries. Except as set forth in Section 6.4 of the Purchaser Disclosure Memorandum, Purchaser or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Purchaser Subsidiary. No capital stock (or other equity interest) of any Purchaser Subsidiary is or may become required to be issued (other than to another Purchaser Entity) by reason of any Equity Rights, and there are no Contracts by which any Purchaser Subsidiary is bound to issue (other than to another Purchaser Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Purchaser Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary (other than to another Purchaser Entity). There are no Contracts relating to the rights of any Purchaser Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary. All of the shares of capital stock (or other equity interests) of each Purchaser Subsidiary held by a Purchaser Entity are fully paid and (except pursuant to 12 U.S.C. Section 55) nonassessable and are owned by the Purchaser Entity free and clear of any Lien. Each Purchaser Subsidiary is either a bank, a corporation, a statutory trust or a limited liability company, and each such Purchaser Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Purchaser Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.5   Financial Statements. Purchaser has delivered to Target copies of all Purchaser Financial Statements and will deliver to Target copies of all similar financial statements prepared subsequent to the date hereof. The Purchaser Financial Statements and any supplemental financial statements (as of the date thereof and for the periods covered thereby) (a) are, or if dated after the date of this Agreement will be, in accordance with the books and records of Purchaser, which are and will be, as the case may be, complete and correct in all material respects and which have been or will have been, as the case may be, maintained in accordance with good business practices, (b) present or will present, as the case may be and in all material respects, fairly the financial position of Purchaser as of the dates indicated and the results of operation, changes in shareholders’ equity, and cash flows of Purchaser for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereof or, in the case of interim financial statements, to the normal recurring year-end adjustments that are not material in any amount or effect), and (c) do not or will not, as the case may be, contain any untrue statement of a material fact omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

6.6   Absence of Undisclosed Liabilities. To Purchaser’s Knowledge, the Purchaser Entities have no Liabilities of a nature required to be reflected on consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheet of the Purchaser Entities as of September 30, 2012, included in the Purchaser Financial Statements or reflected in the

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notes thereto. The Purchaser Entities have not incurred or paid any Liability since September 30, 2012, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or (ii) in connection with the transactions contemplated by this Agreement.

6.7   Absence of Certain Changes or Events. Since September 30, 2012, except as disclosed in the Purchaser Financial Statements, (i) to Purchaser’s Knowledge, there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (ii) Purchaser has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any Shares of Purchaser Common Stock and (iii) none of the Purchaser Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Purchaser provided in Article 8. Except as may result from the transactions contemplated by this Agreement, no Purchaser Entity has, since September 30, 2012:

(a)   suffered over $150,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(b)   failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(c)   forgiven any debt owed to it in excess of $150,000, or canceled any of its claims or paid any of its noncurrent obligations or Liabilities except in the ordinary course of business;

(d)   except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Purchaser Financial Statements;

(e)   except as required by the terms of this Agreement or pursuant to the exercise of outstanding Purchaser Options, authorized or issued any additional shares of Purchaser Common Stock, Purchaser Preferred Stock or Equity Rights of the Purchaser; or

(f)   entered into any agreement, contract or commitment to do any of the foregoing.

6.8   Tax Matters.

(a)   All Tax Returns required to be filed by or on behalf of any Purchaser Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. The Purchaser Financial Statements reflect adequate reserves for any audit examination, deficiency, or refund Litigation with respect to any Taxes. Except for an audit of its 2010 consolidated federal income tax return, Purchaser’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid and, to Purchaser’s Knowledge, Purchaser shall not incur any interest, penalty or assessment in excess of $150,000 as a result of the audit of Purchaser’s 2010 consolidated federal income tax return. There are no Liens with respect to Taxes upon any of the Assets of Purchaser.

(b)   No Purchaser Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)   The provision for any Taxes due or to become due for any Purchaser Entity for the period or periods through and including the date of the respective Purchaser Financial Statements that has been made and is reflected on such Purchaser Financial Statements is sufficient to cover all such Taxes.

(d)   Deferred Taxes of the Purchaser Entities have been provided for in accordance with GAAP.

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(e)   The Purchaser Entities are in compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Purchaser Material Adverse Effect.

(f)   No Purchaser Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g)   To the Knowledge of the Purchaser Entities, there is no pending claim by any taxing authority of a jurisdiction where either the Purchaser or Purchaser Bank has not filed Tax Returns that either Purchaser or Purchaser Bank is subject to taxation in that jurisdiction.

(h)   Neither Purchaser nor Purchaser Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than the “affiliated group” of which Purchaser is the “common parent.” Neither Purchaser nor Purchaser Bank is a party to any Tax sharing or Tax allocation agreement that will remain in effect after consummation to the Mergers contemplated by this Agreement.

(i)   Purchaser has not taken or agreed to take any action, and has no Knowledge of any fact or circumstance that is reasonably likely, to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1 or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.9   Compliance with Laws. Purchaser is a Wisconsin corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, except where such Default would not have a Purchaser Material Adverse Effect. No Purchaser Entity is:

(a)   in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b)   in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except where such Default would not have a Purchaser Material Adverse Effect; or

(c)   since January 1, 2010, in receipt of any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Purchaser Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring the Purchaser Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

(d)   Purchaser Bank is a national bank chartered under the Laws of the United States of America whose deposits are, and will at the Effective Time be, insured by the FDIC to the extent such insurance is available.

6.10   Legal Proceedings.

(a)   There is no Litigation instituted, pending or, to the Knowledge of Purchaser, threatened, against any Purchaser Entity, or against any employee benefit plan of the Purchaser Entities, or against any Asset, interest or right of any of them, that in any case individually seeks damages in excess of $50,000 and that otherwise would have, or reasonably be expected to have, a Purchaser Material Adverse Effect.

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(b)   There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any Purchaser Entity as a result of examination by any bank or bank holding company regulatory authority.

6.11   Internal Accounting. The Purchaser Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

6.12   Community Reinvestment Act. Purchaser Bank has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” and has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in CRA ratings of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

6.13   Board Recommendation. The Board of Directors of Purchaser, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are fair to and in the best interests of the shareholders; and (ii) approved this Agreement.

6.14   Brokers. Except for Sandler O’Neill & Partners, L.P., no broker, finder, or investment banker is entitled to any brokerage fee, finder’s fee, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

6.15   Loan and Investment Portfolios. As of the date of this Agreement, all loans, discounts and financing leases reflected on the Purchaser Financial Statements were, and with respect to the Purchaser Financial Statements delivered as of the dates subsequent to the execution of this Agreement, will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business, (b) evidenced by genuine notes, agreements or other evidences of indebtedness and (c) to the extent secured, have been secured by valid liens and security interests that have been perfected. Except as set forth in Section 6.15 of the Purchaser Disclosure Memorandum, no Purchaser Entity is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end or other date referenced in such schedule, (i) delinquent by more than 30 days in the payment of principal or interest, (ii) known by the Purchaser Entities to be otherwise in Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Purchaser, the FDIC or the DFI, or (iv) an obligation of any director, executive officer or 10% shareholder of Purchaser who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

6.16   Allowance for Possible Loan Losses. The Allowance shown on the consolidated balance sheets of the Purchaser Entities included in the Purchaser Financial Statements and the allowance shown on the consolidated balance sheets of the Purchaser Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate in the judgment of Purchaser’s management and consistent with GAAP and applicable regulatory requirements or guidelines to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Purchaser Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Purchaser as of the dates thereof.

6.17   Regulatory Reports.

(a)   Since January 1, 2010, the Purchaser Entities have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable

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Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)   Each of the Purchaser Financial Statements (including, in each case, any related notes) contained in the Purchaser Regulatory Reports complied as to form in all material respects with the applicable published rules and regulations of the appropriate Regulatory Authorities, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of the Purchaser Entities as at the respective dates and the consolidated results of operations and cash flows for the periods indicated.

6.18   Bank Secrecy Act Compliance. Purchaser Bank is in compliance in all material respects with the provisions of the Bank Secrecy Act, and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. Purchaser Bank has implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1   Affirmative Covenants of Each Party. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and material Assets and maintain its rights and franchises, and (c) take no action that would (i) materially adversely affect the ability of either Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.

7.2   Negative Covenants of Target. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Target covenants and agrees that it will not do or agree or commit to do or permit any Target Entity to agree or commit to do any of the following:

(a)   amend the Articles of Incorporation, Bylaws or other governing instruments of any Target Entity in any manner that adversely affects the rights of the holders of Target capital stock, or

(b)   incur or permit any Target Subsidiary to incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of business of Target or any Target Subsidiary consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Target Entity, of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, Bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof; or

(c)   repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or in connection with the exercise of its existing Target Options), directly or indirectly, any shares, with the exception of the redemption or repurchase of the Target Preferred Stock pursuant to Section 9.1(g) hereof, or any securities convertible into any shares, of Target’s capital stock, or declare or pay any dividend or make any other distribution in respect of Target’s capital stock other than the Target Preferred Stock; or

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(d)   issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of Target, or any stock appreciation rights, or any option, warrant, or other Equity Right, except pursuant to the exercise of Target Options; or

(e)   adjust, split, combine or reclassify any shares of Target Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(f)   except for purchases of securities in the ordinary course of business, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

(g)   (i) increase the rate of compensation payable or to become payable to any director, employee or consultant of the Target Group, other than in the ordinary course of business and consistent with past practice or, in the case of any consultant of the Target Group, payment at his, her or its existing hourly rates in connection with the negotiation of this agreement and the consummation of the transactions contemplated herein; (ii) amend or enter into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) pay or agree to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amend any Target Plan, other than any amendment required by Law; (v) adopt any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Target Plan; or (vi) terminate any existing Target Plan; or

(h)   make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(i)   commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Target Entity for over $50,000 in money damages or any restrictions upon the operations of the Target Entities; or

(j)   except in the ordinary course of business, enter into, modify, amend or terminate any Contract (including any loan Contract with an unpaid balance) or waive, release, compromise or assign any right or claim in an amount exceeding $50,000.

7.3   Negative Covenants of Purchaser. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Purchaser covenants and agrees that it will not do or agree or commit to do or permit any Purchaser Entity to agree or commit to do any of the following:

(a)   amend the Articles of Incorporation, Bylaws or other governing instruments of any Purchaser Entity, or

(b)   repurchase, redeem, or otherwise acquire or exchange (other than transactions under employee benefit plans in the ordinary course of business or repurchases of up to an aggregate of 10,000 shares of Purchaser Common Stock), directly or indirectly, any shares, or any securities convertible into any shares, of Purchaser’s capital stock, or declare or pay any dividend or make any other distribution in respect of Purchaser’s capital stock except for scheduled dividends on the Purchaser Series C Preferred Stock); or

(c)   except as required by the terms of this Agreement or as set forth in Section 7.3(c) of the Purchaser Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, or enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become

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outstanding, any additional shares of Purchaser Common Stock or any other capital stock of Purchaser, or any stock appreciation rights, or any option, warrant, or other Equity Right, except in the ordinary course of business; or

(d)   adjust, split, combine or reclassify any shares of Purchaser Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Purchaser Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $150,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(e)   make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP.

7.4   Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly remedy the same.

7.5   Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1   Purchaser Registration Statement.

(a)   Purchaser will promptly prepare and file a Registration Statement on Form S-4 (which will include the Proxy Statement) complying with all the requirements of the 1933 Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Purchaser Common Stock that will be issued to the holders of Target Common Stock pursuant to the Merger. Purchaser shall use commercially reasonable efforts to file the Registration Statement within 60 days after the date hereof, to cause the Registration Statement to become effective as soon as practicable, to qualify the Purchaser Common Stock under the Securities Laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated hereby. As a result of the registration of the Purchaser Common Stock pursuant to the Registration Statement, such stock shall be freely tradable by the shareholders of Target except to the extent that the transfer of any shares of Purchaser Common Stock received by shareholders of Target is subject to the provisions of Rule 145 under the Securities Act or restricted under applicable Tax rules. Target and its counsel shall have reasonable opportunity to review and comment on the Registration Statement being filed with the SEC and any responses filed with the SEC regarding the Registration Statement. The Parties shall deliver to each other copies of all filings, correspondence, orders and any other documents to and from all Regulatory Authorities, including the SEC, and shall promptly relay to each other any oral communications to and from all such Regulatory Authorities, in connection with the Form S-4 and any documents related thereto.

(b)   Each of the Parties will cooperate in the preparation of the Registration Statement and Proxy Statement that complies with the requirements of the Securities Laws, for the purpose of submitting this Agreement and the transactions contemplated hereby to the Target’s shareholders and to the Purchaser’s shareholders for approval. Each of the Parties will as promptly as practicable after the date hereof furnish all such data and information relating to it and its Subsidiaries, as applicable, as the other Party may reasonably request for the purpose of including such data and information in the Registration Statement and the Proxy Statement. None of the information to be supplied by the Parties for inclusion in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue

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statement of a material fact required to be stated therein or necessary to make the statements therein, not misleading, (ii) the Proxy Statement will, at the date it is first mailed to the Target’s shareholders and at the time of the Target shareholders’ meeting (except to the extent amended or supplemented by a subsequent communication), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, fail to comply as to form in all material respects with the provisions of applicable Law. The Proxy Statement will comply as to form in all material respects with any applicable requirements of the 1934 Act and the rules and regulations thereunder, except that no representation or warranty is made by either Party with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Proxy Statement.

8.2   Applications. Purchaser shall promptly prepare and file, and Target shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Purchaser shall use commercially reasonable efforts to file such applications no later than sixty (60) days from the date hereof. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities and shall promptly relay to each other any oral communications to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

8.3   Filings of Articles of Merger. Upon the terms and subject to the conditions of this Agreement, Purchaser shall execute and file Articles of Merger for the Merger with the DFI in connection with the Closing.

8.4   Investigation and Confidentiality.

(a)   Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Mergers and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

(b)   The Parties will not disclose, and will cause their respective representatives to not disclose, directly or indirectly, before or after the consummation or termination of this Agreement, any confidential information, whether written or oral, furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions, to any Person for any reason other than in connection with the regulatory notice and application process or as otherwise required by Law or, after termination of this Agreement pursuant to Section 10.1 hereof, use such Subject Information for its own purposes or for the benefit of any other Person under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a Breach of this Agreement by the disclosing Party, (ii) was available to the disclosing Party on a non-confidential basis from a source other than the non-disclosing Party or (iii) was independently acquired or developed without violating any obligations of this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other Party.

(c)   Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

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8.5   No Solicitations.

(a)   Except as contemplated by Section 8.5(c) of this Agreement and prior to the Effective Time or until the termination of this Agreement, Target shall not, and shall use its best efforts to ensure that its directors, officers, employees, advisers and agents shall not, directly or indirectly, without the prior written approval of Purchaser,

(i)   solicit, initiate or authorize inquiries, discussions, negotiations, or submissions of proposals with respect to, furnish any information regarding, enter into any Contract with respect to or participate in any Acquisition Proposal;

(ii)   knowingly provide or furnish any nonpublic information about or with respect to the Target and Target Bank; or

(iii)   subject to Section 8.5(c) below, withdraw its recommendation to the holders of Target Common Stock regarding the Merger or make a recommendation regarding any Acquisition Transaction.

(b)   Target shall instruct its officers, directors, agents and affiliates to refrain from doing any of the above and will notify Purchaser promptly if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with any of its officers, directors, agents and affiliates.

(c)   Nothing contained in this Section 8.5 shall prohibit any officer or director of Target from taking any action that the Board of Directors of Target shall determine in good faith, after consultation with legal counsel, is required by law or is required to discharge his or her fiduciary duties to Target and its shareholders, including the approval of an Acquisition Proposal and the termination of this Agreement.

(d)   Target shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted with respect to any Acquisition Transaction except those contemplated by this Agreement.

(e)   Each Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the details thereof, including but not limited to the identity of the Person making the offer, proposal, inquiry or request and the terms of such offer, proposal, inquiry or request, and advise the other Party of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

8.6   Press Releases. Prior to the Effective Time, Target and Purchaser shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure its legal counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law, including any disclosure obligations that may be imposed by the SEC.

8.7   Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Mergers to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes and to take no action which would cause the Mergers not to so qualify.

8.8   Agreement of Affiliates.

(a)   Target shall use its reasonable efforts to cause each Person set forth on Section 8.8 of the Target Disclosure Memorandum to deliver to Purchaser not later than 30 days after the date of this Agreement, a written agreement substantially in the form of Exhibit C-1.

(b)   Purchaser shall use its reasonable efforts to cause each Person set forth in Section 8.8 of the Purchaser’s Disclosure Memorandum to deliver to Target not later than 30 days after the date of this Agreement, a written agreement substantially in the Form of Exhibit C-2.

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8.9   Indemnification and Insurance.

(a)   Purchaser covenants and agrees that all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under Target’s Articles of Incorporation and Bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Purchaser is notified in writing within such period shall continue until the final disposition of such claim. Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against Purchaser under such subparagraph, notify Purchaser in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party, Purchaser shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from Purchaser to such Indemnified Party of its election so to assume the defense thereof, Purchaser shall not be liable to such Indemnified Party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if Purchaser elects not to assume such defense or if counsel for the Indemnified Party advises Purchaser in writing that there are material substantive issues that raise conflicts of interest between Purchaser or Target and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Purchaser shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received. Notwithstanding the foregoing, Purchaser shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(b)   Target covenants and agrees that it shall use its best efforts to cause the persons serving as its officers or directors of the Target Entities immediately prior to the Effective Time to be covered for a period of six years from the Effective Time (or such lesser period of time reasonably acceptable to the Parties) by the directors’ and officers’ liability insurance policy maintained by Target with respect to acts or omissions occurring prior to or at the respective effective times that were committed by such officers and directors in their capacity as such; provided that (i) Purchaser may in its reasonable discretion with the consent of Target, with such consent not to be unreasonably withheld, substitute a policy or policies with at least the same coverage and amounts and terms and conditions that are no less advantageous (or with Target’s consent, given prior to the Effective Time, any other policy); and (ii) the aggregate premium to be paid by Target for such insurance shall not exceed 200% of the most current annual premium paid by Target for its directors and officers liability insurance without Purchaser’s prior approval.

(c)   Purchaser covenants and agrees that if Purchaser or any of its successors or assigns (i) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 8.9.

(d)   The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(e)   The Parties acknowledge that Section 18(k) of the Federal Deposit Insurance Act provides that no payment may be made by any insured depository institution or its holding company for the benefit of any person who is or was an institution-affiliated party to pay or reimburse such person for any liability or legal expense with regard to any administrative proceeding or civil action instituted by the appropriate federal banking agency which results in a final order under which such person (1) is assessed a civil money penalty, (2) is removed or prohibited from participating in the conduct of the affairs of the insured depository institution, or (3) is required to take an affirmative action to correct or remedy a regulatory violation. Accordingly, the Parties recognize that the indemnification provisions set forth in this Section 8.9

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are subject to and limited by the provisions of Section 18(k) of the Federal Deposit Insurance Act and its accompanying regulations.

8.10   Employee Benefits and Contracts. Following the Effective Time, Purchaser shall provide generally to officers and employees of the Target Entities who continue employment with Purchaser or any of its Subsidiaries employee benefits, including compensation, on terms and conditions which, when taken as a whole, are substantially similar to those then currently provided by Purchaser to its other similarly situated officers and employees. For purposes of benefit accrual (but only for purposes of determining benefits accruing under payroll practices such as vacation policy or under fringe benefit programs that do not rise to the level of a “plan” within the meaning of Section 3(3) of ERISA) and for purposes of determining eligibility to participate and vesting determinations in connection with the provision of any such employee benefits generally, service with the Target Entities prior to the Effective Date shall be counted. All accrued balances in Target’s Short Term Disability Bank as of December 31, 2012 shall transfer and otherwise be made available to each eligible employee of Target pursuant to the terms of Purchaser’s Long-Term Sick Pay policies then in effect, provided that upon a termination of employment, any such eligible employee shall be entitled to receive at least his or her accrued balance under Target’s Short Term Disability Bank as of December 31, 2012, to the extent not used under Purchaser’s Long-Term Sick Pay policies. All 2013 accrued and unused paid time off balances of Target’s employees as of the Effective Time shall transfer to Purchaser’s Vacation Pay and Personal Pay policies and their applicable accrual schedules then in effect on a pro-rata basis. If Purchaser shall terminate any “group health plan,” within the meaning of Section 4980B(g)(2) of the Internal Revenue Code, in which one or more employees of a Target Entity participated immediately prior to the Effective Time (a “Company Health Plan”), Purchaser shall cause any successor group health plan to waive any underwriting requirements; to give credit for any such employee’s participation in the Company Health Plan prior to the Effective Time for purposes of applying any waiting period and/or pre-existing condition limitations set forth therein; and, if such transition occurs during the middle of the plan year for such a Company Health Plan, to give credit towards satisfaction of any annual deductible limitation and out-of pocket maximum applied under such successor group health plan for any deductible amounts and co-payments previously paid by any such employee respecting his or her participation in that Company Health Plan during that plan year prior to the Effective Time. Purchaser also shall be considered a successor employer for and shall provide to “qualified beneficiaries,” determined immediately prior to the Effective Time, under any Target Plan appropriate “continuation coverage” (as those terms are defined in Section 4980B of the Internal Revenue Code) following the Effective Time under either the Target Plan or any successor group health plan maintained by Purchaser. At the request of Purchaser, the Target Entities will take all appropriate action to terminate, prior to the Effective Time, the Target’s Directors Deferred Compensation Plan and any retirement plan maintained by the Target Entities that is intended to be qualified under Section 401(a) of the Internal Revenue Code.

8.11   Authorization and Approval of Purchaser Common Stock. Purchaser shall, as of the date hereof, authorize, if necessary, and reserve the maximum number of shares of Purchaser Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to issue the Purchaser Common Stock pursuant to the terms of this Agreement.

8.12   Supplemental Indenture. On or prior to the Closing Date, the Purchaser shall execute a Supplemental Indenture relating to the Junior Subordinated Debentures issued by Target pursuant to that certain Indenture dated October 14, 2005, between Target, as issuer, and Wilmington Trust Company, as trustee pursuant to which Purchaser shall assume all liabilities outstanding under the Junior Subordinated Debentures as of the Closing Date.

8.13   Repurchase or Redemption of Target Preferred Stock. Purchaser covenants and agrees that if Target is unable to repurchase or redeem the Target Preferred Stock because of an inability to receive the appropriate Consent from the Regulatory Authorities that Purchaser shall purchase all outstanding Target Preferred Stock from the U.S. Department of the Treasury for a maximum purchase price of $12.0 million.

8.14   Payment of Target Trust Preferred Interest Payments. Purchaser covenants and agrees that if Target is unable to pay all accrued and unpaid interest on the Debentures that is due and payable under the terms of the Indenture as of the Closing Date because of an inability to receive the appropriate Consent from the Regulatory Authorities that Purchaser shall pay all such accrued and unpaid interest on the Debentures.

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8.15   Prosecution of Regulatory Approvals. Purchaser covenants and agrees that Purchaser shall use its best efforts to ensure that all Consents of Regulatory Authorities required pursuant to Section 9.1(b) are obtained on or prior to the Closing Date and that Purchaser shall satisfy any conditions or remove any restrictions (other than such conditions or restrictions as are referred to in the last sentence of Section 9.1(b)) placed on the Consents by the Regulatory Authorities prior to Closing.

8.16   Meetings of Shareholders. Each Party will, as soon as practicable, take all steps under applicable Law and its Articles of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of its shareholders at such times as may be mutually agreed to by the Parties for the purpose of approving this Agreement and the transactions contemplated hereby. Unless otherwise required by the fiduciary duties of its Board of Directors under applicable Law, each Party’s Board of Directors will recommend to such Party’s shareholders the approval of this Agreement and the transactions contemplated hereby and each Party will use its best efforts to obtain the necessary approval by its shareholders of this Agreement and the transactions contemplated hereby.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1   Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.5:

(a)   Shareholder Approval. The shareholders of Target and the shareholders of Purchaser shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger and the Bank Merger, as and to the extent required by Law and, by the provisions of any governing instruments.

(b)   Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c)   Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Mergers (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable; provided that, with the exception of the Consents referred to in Section 9.1(b), Target shall only be required to deliver those consents set forth in Section 5.2(b) of the Target Disclosure Memorandum. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d)   Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e)   Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been

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initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Purchaser Common Stock issuable pursuant to the Merger shall have been received.

(f)   Tax Matters. Each Party shall have received a written opinion of counsel from Bryan Cave LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) the exchange in the Merger of Target Common Stock for Purchaser Common Stock will not give rise to gain or loss to the shareholders of Target with respect to such exchange (except to the extent of any cash received).

(g)   Repurchase or Redemption of Target Preferred Stock. Target shall have consummated the repurchase or redemption of the Target Preferred Stock effective no later than the Closing Date; provided, however, that if Target is unable to consummate such repurchase or redemption because of an inability to receive the appropriate Consent from the Regulatory Authorities that Purchaser shall purchase the Target Preferred Stock in accordance with the provisions of Section 8.13 of this Agreement.

(h)   Target Trust Preferred Interest Payments. Target shall have paid all accrued and unpaid interest on the Debentures that is due and payable under the terms of the Indenture as of the Closing Date; provided, however, that if Target is unable to pay all such accrued and unpaid interest because of an inability to receive the appropriate Consents from the Regulatory Authorities that Purchaser shall pay all such accrued and unpaid interest.

9.2   Conditions to Obligations of Purchaser. The obligations of Purchaser to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Purchaser pursuant to Section 11.5:

(a)   Representations and Warranties. The representations and warranties of Target and Target Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Target Material Adverse Effect.

(b)   Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, except where such non-performance or non compliance would not have a Target Material Adverse Effect.

(c)   Certificates. Target shall have delivered to Purchaser (i) a certificate, dated as of the Effective Time and signed on its behalf by its principal executive officer and its principal financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Target, Section 9.2(a) and Section 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall request.

(d)   Affiliate Agreements. Purchaser shall have received from each Person listed in Section 8.8 of the Target Disclosure Memorandum the affiliate agreement referred to in Section 8.8(a). The affiliate agreements shall be delivered to Purchaser within 30 days from the execution of this Agreement.

(e)   Target Option Cancellation. Target shall have cancelled all outstanding Target Options, effective as of the Effective Time, and delivered evidence of such cancellation (including but not limited to such optionee consents as may be required in connection with such cancellation) to Purchaser.

(f)   Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP. Purchaser shall have received the opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP in the form attached as Exhibit D.

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(g)   Opinion of Financial Advisor. Purchaser shall have received the opinion of Sandler O’Neill + Partners, L.P., dated November 20, 2012 to the effect that the Merger Consideration to be issued in the Merger is fair, from a financial point of view, to the holders of Purchaser Common Stock, and such opinion shall not have been withdrawn.

9.3   Conditions to Obligations of Target. The obligations of Target to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 11.5:

(a)   Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Purchaser Material Adverse Effect.

(b)   Performance of Agreements and Covenants. Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects, except where such non performance or non-compliance would not have a Purchaser Material Adverse Effect.

(c)   Certificates. Purchaser shall have delivered to Target (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Purchaser, Section 9.3(a) and Section 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

(d)   Election of Directors. The Board of Directors of Purchaser shall have expanded its size to the extent necessary to create two vacancies and appointed or elected the two nominees listed in Exhibit B and approved by the Board of Directors of Purchaser, with such approval not to be unreasonably withheld to fill such vacancies for terms beginning at the Effective Time and continuing until their successors are duly elected and qualified as set forth in Section 2.3.

(e)   Supplemental Indenture. Purchaser and Wilmington Trust Company shall have executed and delivered a Supplemental Indenture relating to the Junior Subordinated Debentures issued by Target pursuant to that certain Indenture dated October 14, 2005 between Target, as issuer, and Wilmington Trust Company, as trustee.

(f)   Opinion of Bryan Cave. Target shall have received the opinion of Bryan Cave LLP in the form attached as Exhibit E.

(g)   Opinion of Financial Advisor. Target shall have received the opinion of Raymond James & Associates, Inc., dated November 28, 2012, to the effect that the Merger Consideration to be received by the holders of Target Common Stock is fair, from a financial point of view, to such holder, and such opinion shall not have been withdrawn.

(h)   Affiliate Agreements. Target shall have received from each Person listed in Section 8.8 of the Purchaser Disclosure Memorandum the affiliate agreement referred to in Section 8.8(b). The affiliate agreements shall be delivered to Target within 30 days from the execution of this Agreement.

ARTICLE 10
TERMINATION

10.1   Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Target, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

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(a)   By mutual written consent of the Boards of Directors of Purchaser and Target; or

(b)   By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material Breach by the other Party which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach (provided that the right to effect such cure shall not extend beyond the lesser of 30 days after the giving of such written notice or the date set forth in subparagraph (d) below) and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, on the breaching Party; or

(c)   By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Mergers and the other transactions contemplated hereby shall have been denied or any condition or restriction on such Consent (other than a condition or restriction of the type specified in the last sentence of Section 9.1(b)) shall not have been satisfied or removed by Purchaser, or (ii) the shareholders of Target or Purchaser fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d)   By the Board of Directors of either Party in the event that the Mergers shall not have been consummated by April 30, 2013, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); provided that such termination date shall be automatically extended until May 31, 2013 if the sole impediment to Closing is the delay or failure of (i) any Regulatory Authority to provide any necessary Consent, or (ii) the Registration Statement being declared effective by the SEC.

(e)   By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Mergers cannot be satisfied or waived by the date specified in Section 10.1(d), provided that the failure to consummate the Mergers is not caused by the Party electing to terminate pursuant to this Section 10.1(e); or

(f)   By the Board of Directors of Purchaser if the Board of Directors of Target

(i)   shall withdraw, modify or change its recommendation to the Target shareholders with respect to this Agreement or the Merger, cancel the meeting in which the shareholders or Board of Directors will vote on such Agreement, or shall have resolved to do any of the foregoing or;

(ii)   either recommends to the Target shareholders or affirmatively approved any Acquisition Transaction or makes any announcement of any agreement to enter into an Acquisition Transaction; or

(g)   By the Board of Directors of Target if Target receives a bona fide written offer with respect to an Acquisition Transaction, and the Board of Directors of Target determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Target’s shareholders than the transactions contemplated by this Agreement; or

(h)   By the Board of Directors of Purchaser if the holders of more than 5% in the aggregate of the Outstanding Target Shares assert dissenters’ rights in compliance with Section 180,1321(i) of the WBCL.

(i)   By the Board of Directors of Target if the Board of Directors of Purchaser shall withdraw, modify or change its recommendation to the Purchaser shareholders with respect to this Agreement or the Merger, cancel the meeting in which the shareholders or Board of Directors will vote on such Agreement, or shall have resolved to do any of the foregoing.

10.2   Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2, 10.4, and Article 11 and Section 8.5(b) shall survive any such termination and abandonment.

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10.3   Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Article 10 and Articles 1, 2, 3, 4 and 11 and Sections 8.4 and 8.9.

10.4   Termination Payments.

(a)   (i) If this Agreement is terminated by either of the Parties pursuant to subsection 10.1(f) or 10.1(g), then Target (or its successor) shall pay or cause to be paid to Purchaser, as liquidated damages and not as a penalty, upon demand a termination payment of $750,000 payable in same day funds; provided that Purchaser materially complies with its obligations under this Agreement.

(ii)   If this Agreement is terminated by Target pursuant to subsection 10.1(i), then Purchaser (or its successor) shall pay or cause to be paid to Target, as liquidated damages and not as a penalty, upon demand a termination payment of $750,000 payable in same day funds; provided that Target materially complies with its obligations under this Agreement.

(b) In the event that this Agreement is terminated by either party pursuant to subsection 10.1(b), the breaching Party shall pay or cause to be paid to the non-breaching Party, as liquidated damages and not as a penalty, upon demand a termination payment of $1,000,000, plus documented out-of-pocket expenses and costs incurred by the non-breaching Party in connection with the examination and investigation of the breaching Party, the preparation and negotiation of this Agreement and related agreements, regulatory filings and other documents related to the transactions contemplated hereunder, including, without limitation, fees and expenses of investment banking, consultants, accountants, attorneys and other agents.

(c)   The Parties agree that the termination payments are a reasonable forecast of the harm that would be caused by termination and that damages from such termination are difficult to estimate as of the date of this Agreement. This Section 10.4 shall be the sole and exclusive remedy for actionable breach by the breaching Party under Section 10.1(b) of this Agreement.

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ARTICLE 11
MISCELLANEOUS

11.1   Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

“Acquisition Transaction” shall mean: (i) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by this Agreement); (ii) any sale, lease, transfer other disposition of all or substantially all of the assets of Target, or the beneficial ownership or 15% or more of any class of Target capital stock; or (iii) any acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Target capital stock.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Breach” shall mean, with respect to a representation, warranty, covenant, obligation or other provision of this Agreement, or any instrument delivered pursuant to this Agreement, any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision of this Agreement.

“Cash Merger Consideration” shall have the meaning ascribed to it in Section 3.1(b).

“Cash-Out Shares” shall mean those shares held by holders of record of 200 or fewer shares of Target Common Stock (subject to adjustment as provided in Section 3.1(b).

“Closing” shall have the meaning given to it in Section 1.4.

“Closing Date” shall mean the date on which the Closing occurs.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

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“Debentures” shall mean the Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 issued by Target.

“Default” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Dissenting Shares” shall mean shares with respect to which the holders thereof have perfected dissenters’ rights under Subchapter XIII of the WBCL.

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental media or natural resource.

“Environmental Laws” shall mean any federal, state or local law, statute, ordinance, code, rule, regulation, license, authorization, decision, order, injunction, decree, or rule of common law (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the Environment (including, but not limited to, ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include without limitation, the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq. (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986 (“SARA”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and any other state or federal environmental statutes, and all rules, regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exhibits” shall mean the Exhibits marked A through F, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“GAAP” shall mean accounting principles generally accepted in the United States, consistently applied during the periods involved and in the immediately preceding comparable period.

“Hazardous Material(s)” shall mean any substance or material, whether solid, liquid or gaseous in concentration, quantity or location (i) which is listed, defined or is regulated as a “hazardous substance,” “hazardous waste,” “hazardous constituent,” “contaminant,” “medical waste,” “infectious waste” or “solid waste,” or otherwise classified as a hazardous, toxic, or regulated substance, in or pursuant to any Environmental Law; (ii) which is, or is regulated because it contains, lead, asbestos, radon, methane, infectious matter or waste, carcinogenic, mutagenic, pathogenic organism(s), fomites, polychlorinated

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biphenyl, perchlorate, any perfluorooctanoic acid or any substance similar to perfluorooctanoic acid, any polybrominated diphenyl ether, bisphenol A, BPA, hexabromobiphenyl, lindane, perfluorooctane, 1,4-dioxane, 1,2,3-trichloropropane, urea formaldehyde foam insulation, any actual or suspected “endocrine-disruptor” that mimics or blocks hormones or effects, impacts or interferes with a human endocrine system, any explosive or radioactive material, unexploded ordinance, fuel, natural or synthetic gas, motor fuel, petroleum product or constituent, or other hydrocarbons; or (iii) which causes or poses a threat to cause personal injury, property damage, diminution in value, contamination, danger, pollution, a nuisance, or a hazard to any Asset, any property, the Environment, or to the health or safety of persons or property.

“Indenture” shall mean that certain Indenture dated as of October 14, 2005 between Target and Wilmington Trust relating to the Debentures.

“Intellectual Property” shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean (i) with respect to Purchaser, the personal knowledge after due inquiry of Robert B. Atwell, Michael Daniels, Ann Lawson and Eric Witczak; and (ii) with respect to Target, Kim Gowey, Scot Thompson, Rhonda Norrbom and William Weiland and the knowledge of any such persons set forth if clauses (i) and (ii) above obtained or which would have been obtained from a reasonable investigation.

“Law” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” shall mean any liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued or unaccrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, whether due or to become due, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the Banking business, (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien; and (iv) the items set forth in Section 5.11(a) of the Target Disclosure Memorandum.

“Litigation” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard before or by, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Merger Consideration” shall mean the shares of Purchaser Common Stock, the Cash Merger Consideration and cash to be delivered in lieu of fractional shares.

“Operating Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries except for OREO, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

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“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“OREO” means any real estate owned by Target Bank and designated as “other real estate owned.”

“Party” shall mean either Target or Purchaser, and “Parties” shall mean both Target and Purchaser.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” shall mean the proxy statement used by Target to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Purchaser relating to the issuance of the Purchaser Common Stock to holders of Target Common Stock.

“Purchaser Bank” shall mean Nicolet National Bank, which is a national bank chartered under the Laws of the United States of America.

“Purchaser Common Stock” shall mean the $0.01 par value common stock of Purchaser.

“Purchaser Options” shall mean options to purchase Purchaser Common Stock under Purchaser’s employee benefit plans.

“Purchaser Disclosure Memorandum” shall mean the written information entitled “Purchaser Disclosure Memorandum” delivered prior to the date of this Agreement to Target and any updates thereto describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section referenced with respect thereto, provided that sufficient details are set forth in such disclosure such that a reasonable person would understand that such disclosure was related to such other representation or warranty.

“Purchaser Entities” shall mean, collectively, Purchaser and all Purchaser Subsidiaries.

“Purchaser Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Purchaser as of December 31, 2011 and 2010, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Purchaser as of September 30, 2012, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Purchaser to Target prior to execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has, or is reasonably likely to have, a material adverse impact on (i) the financial position, business, results of operations or prospects of the Purchaser Entities, taken as a whole, or (ii) the ability of Purchaser to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, so long as such changes or conditions do not adversely affect the Purchaser Entities, taken as a

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whole, in a materially disproportionate manner relative to similarly situated banks and their holding companies, (b) actions and omissions of any of the Purchaser Entities taken with the prior informed written Consent of Target in contemplation of the transactions contemplated hereby, (c) the direct effects of compliance with this Agreement on the operating performance of the Purchaser Entities taken as a whole, including expenses incurred by the Purchaser Entities in consummating the transactions contemplated by this Agreement; (d) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions and (e) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism.

“Purchaser Regulatory Reports” shall mean the reports, registrations and statements, together with any amendments thereto, that are required to be filed with the Federal Reserve, the FDIC, the OCC or any other regulatory authority having supervisory jurisdiction over the Purchaser Entities.

“Purchaser Subsidiaries” shall mean the Subsidiaries of Purchaser set forth on Section 11.1(a) of the Purchaser Disclosure Memorandum and any corporation, bank, statutory trust, savings association, limited liability company or other organization acquired as a Subsidiary of Purchaser in the future and held as a Subsidiary by Purchaser at the Effective Time.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Purchaser under the 1933 Act with respect to the shares of Purchaser Common Stock to be issued to the shareholders of Target in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the SEC, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the FDIC, the OCC, the DFI, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emptying, injecting, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including, without limitation, the movement of Hazardous Materials in, on, under or through the Environment.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“State-Restricted Shares” shall mean shares of Target Common Stock held by residents of states in which the Purchaser Common Stock cannot be issued in the Merger under state Securities Laws without commercially unreasonable effort or expense.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

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“Surviving Entity” shall mean Nicolet Bankshares, Inc. as the surviving corporation resulting from the Merger.

“Target Bank” shall mean Mid-Wisconsin Bank, a Wisconsin state bank.

“Target Common Stock” shall mean the $0.10 par value common stock of Target.

“Target Disclosure Memorandum” shall mean the written information entitled “Target Disclosure Memorandum” delivered prior to the date of this Agreement to Purchaser and any updates thereto describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section referenced with respect thereto, provided that sufficient details are set forth in such disclosure such that a reasonable person would understand that such disclosure was related to such other representation or warranty.

“Target Entities” shall mean, collectively, Target and all Target Subsidiaries.

“Target Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Target as of December 31, 2011 and 2010, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as filed by Target in SEC documents, and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Target as of September 30, 2012, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Target to Purchaser prior to execution of this Agreement.

“Target Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has, or is reasonably likely to have, a material adverse impact on (i) the financial position, business, results of operations or prospects of the Target Entities, taken as a whole, or (ii) the ability of Target to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, so long as such changes or conditions do not adversely affect the Target Entities, taken as a whole, in a materially disproportionate manner relative to other similarly situated banks and their holding companies, (b) actions and omissions of any of the Target Entities taken with the prior informed written Consent of Purchaser in contemplation of the transactions contemplated hereby, (c) the direct effects of compliance with this Agreement on the operating performance of the Target Entities taken as a whole, including expenses incurred by the Target Entities in consummating the transactions contemplated by this Agreement; (d) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions, and (e) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism.

“Target Preferred Stock” shall mean the preferred stock, no par value, of Target, including but not limited to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

“Target Regulatory Reports” shall mean the reports, registrations and statements, together with any amendments thereto, that are required to be filed with the Federal Reserve, the FDIC, the DFI or any other regulatory authority having supervisory jurisdiction over the Target Entities.

“Target Shareholders Meeting” shall mean the meeting of the shareholders of Target to be held pursuant to this Agreement, including any adjournment or adjournments thereof.

“Target Subsidiaries” shall mean the Subsidiaries of Target set forth on Section 11.1(a) of the Target Disclosure Memorandum and any corporation, bank, savings association, statutory trust, limited liability company or other organization acquired as a Subsidiary of Target in the future and held as a Subsidiary by Target at the Effective Time.

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“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“WBCL” shall mean the Wisconsin Business Corporation Law.

(b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2   Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

11.3   Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.4   Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Target Common Stock, there shall be made no amendment that pursuant to Subchapter XI of the WBCL requires further approval by such shareholders without the further approval of such shareholders; and further provided, that after any such approval by the holders of Target Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Target Common Stock will be exchanged for shares of Purchaser Common Stock shall not be amended after the Target Shareholders’ Meeting in a manner adverse to the holders of Target Common Stock without any requisite approval of the holders of the issued and outstanding shares of Target Common Stock entitled to vote thereon.

11.5   Waivers.

(a)   Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Target Entity, to waive or extend the time for the compliance or fulfillment by a Target Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b)   Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Purchaser Entity, to waive or extend the time for the compliance or fulfillment by a Purchaser Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

40

(c)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.6   Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.7   Notices and Service of Process. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Target:	Mid-Wisconsin Financial Services, Inc.
132 West State Street
Medford, Wisconsin 54451
Attention: Chief Executive Officer

With a copy to:	Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street
Suite 3900
Chicago, Illinois 60606

Purchaser:	Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54305
Attention: Chief Executive Officer

With a copy to:	Katherine M. Koops, Esq.
Bryan Cave LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.E.
Atlanta, Georgia 30309

The Parties agree that service of process may be effected by certified or registered mail, return receipt requested, directed to the other Party at the addresses set forth in this Section 11.7, and service so made shall be completed when received.

11.8   Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Wisconsin, without regard to any applicable conflicts of Laws.

11.9   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.10   Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.11   Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and

41

interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.12   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

42

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
Robert B. Atwell Chief Executive Officer

MID-WISCONSIN FINANCIAL SERVICES, INC.
By:	/s/ Kim A. Gowey
Kim A. Gowey Chairman of the Board

43

EXHIBIT A

PLAN OF MERGER
BY AND BETWEEN
NICOLET NATIONAL BANK
AND
MID-WISCONSIN BANK

This Plan of Merger (the “Plan”) is made and entered into as of the ___ day of _____________, 20__, by and between Nicolet National Bank (“Nicolet National”), a bank organized under the laws of the United States of America and located in Green Bay, Wisconsin, and Mid-Wisconsin Bank (“MWB”), a bank organized under the laws of the State of Wisconsin and located in Medford, Wisconsin.

W I T N E S S E T H:

WHEREAS, on _____________, 2012, Nicolet Bankshares, Inc., and Mid-Wisconsin Financial Services, Inc. (“MWFS”), entered into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Nicolet Bankshares, Inc. will acquire MWFS and MWB;

WHEREAS, pursuant to the Agreement and the terms of this Plan, MWB will merge with and into Nicolet National (the “Bank Merger”);

NOW, THEREFORE, in consideration of the above premises and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

1.   Merger. Pursuant to the provisions of Section 18(c) of the Federal Deposit Insurance Act and Subchapter VII of the Wisconsin Banking Law, MWB shall be merged with and into Nicolet National. Nicolet National shall be the survivor of the Merger (the “Resulting Bank”), and shall operate with the name “Nicolet National Bank.”

2.   Effective Date of the Merger. The Bank Merger shall become effective on the date that Articles of Merger reflecting the Bank Merger become effective with the Office of the Comptroller of the Currency and the Wisconsin Department of Financial Institutions (the “Effective Date”).

3.   Location, Articles and Bylaws and Directors of the Resulting Bank. On the Effective Date of the Bank Merger:

(a) The head office of the Resulting Bank shall be located at the head office of Nicolet National immediately prior to the Effective Date.

(b) The Articles of Incorporation of the Resulting Bank shall be the Articles of Association of Nicolet National in effect immediately prior to the Effective Date. The Bylaws of the Resulting Bank shall be the Bylaws of Nicolet National in effect immediately prior to the Effective Date of the Merger.

(c) The directors of Nicolet National in office on the Effective Date, together with two nominees submitted by MWB set forth on Exhibit A-1 and approved by Nicolet National’s Board of Directors (with such approval not to be unreasonably withheld), shall serve as the directors of the Resulting Bank. The two nominees submitted by MWB set forth on Exhibit A-1 shall serve until their terms expire and shall thereafter be nominated for election at the first meeting of the Resulting Bank’s shareholders after the expiration of such nominees’ initial term.

4.   Manner of Converting Shares.

(a) By virtue of the Bank Merger, automatically and without any action on the part of the holder thereof, each of the shares of MWB Common Stock issued and outstanding immediately prior to the Effective Date shall be cancelled and retired at the Effective Date and no consideration shall be issued in exchange therefor.

(b) Upon and after the Effective Date, each issued and outstanding share of Nicolet National Common Stock shall remain unchanged and shall continue to evidence the same number of shares of Nicolet National Common Stock.

5.   Conditions Precedent to Consummation. Consummation of the Bank Merger herein provided for is conditioned upon (a) receipt of all necessary consents to the Bank Merger from applicable regulatory authorities, (b) approval of the Plan by MWFS, as sole shareholder of MWB, and (c) approval of the Plan by Nicolet Bankshares, Inc., as sole shareholder of Nicolet National.

6.   Termination. This Plan may be terminated by the mutual consent of the Parties at any time prior to the Effective Date.

7.   Counterparts, Headings, Governing Law. This Plan may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. The title of this Plan and the headings herein are for convenience or reference only and shall not be deemed a part of this Plan. This Plan shall be governed by and construed in accordance with the laws of the State of Wisconsin.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed by their duly authorized officers and their seals to be affixed hereto, all as of the day and year first above written.

NICOLET NATIONAL BANK

[BANK SEAL]	By:

Name:

Title:

ATTEST:

Secretary

MID-WISCONSIN BANK

[BANKK SEAL]	By:

Name:

Title:

ATTEST:

Secretary

EXHIBIT A-1

Target Bank Director Nominees

Kim Gowey
Christopher Ghidorzi

A-1

EXHIBIT B

Target Director Nominees

Kim A. Gowey
Christopher Ghidorzi

B-1

EXHIBIT C-1

FORM OF TARGET AFFILIATE AGREEMENT

Nicolet Bankshares, Inc.
Attention: Chief Executive Officer

Ladies and Gentlemen:

The undersigned is a shareholder of Mid-Wisconsin Financial Services, Inc. (“Target”), a Wisconsin corporation and a registered bank holding company under the BHC Act. Target is located in Medford, Wisconsin. The undersigned will become a shareholder of Nicolet Bankshares, Inc. (“Purchaser”) pursuant to the transactions described in the Agreement and Plan of Merger, dated as of November 28, 2012 (the “Agreement”), between Target and Purchaser. Under the terms of the Agreement, Target will be merged into and with Purchaser (the “Merger”), and the shares of the $0.10 par value common stock of Target (“Target Common Stock”) will be converted into and exchanged for either shares of the $0.01 par value common stock of Purchaser (“Purchaser Common Stock”) or, in certain circumstances, cash. This Affiliate Agreement represents an agreement between the undersigned and Purchaser regarding certain rights and obligations of the undersigned in connection with the shares of Purchaser Common Stock to be received by the undersigned as a result of the Merger.

In consideration of the benefits the undersigned will receive as a shareholder of Target and the mutual covenants contained herein, the undersigned and Purchaser hereby agree as follows:

1.   Vote on the Merger. The undersigned agrees to vote all shares of Target Common Stock that the undersigned owns beneficially or of record in favor of approving the Agreement, unless Purchaser is then in Breach or Default in any material respect as regards any covenant, agreement, representation or warranty as to it contained in the Agreement; provided, however, that nothing in this sentence shall be deemed to require the undersigned to vote any shares of Target Common Stock over which he, she or it has or shares voting power solely in a fiduciary capacity on behalf of any person other than Target, if the undersigned determines, in good faith after consultation with legal counsel, that such a vote would cause a breach of fiduciary duty to such other person.

2.   Restriction on Transfer. The undersigned further agrees that he, she or it will not, without the prior written consent of Purchaser, transfer any shares of Target Common Stock prior to the Effective Date, as that term is set forth in the Agreement, except (i) by operation of law, (ii) by will, (iii) under the laws of descent and distribution or (iv) with the prior written consent of Purchaser which consent shall not be unreasonably withheld, for any sales, assignments, transfers or other dispositions necessitated by hardship, or (v) as Target and Purchaser may otherwise agree in writing.

3.   Miscellaneous. This Affiliate Agreement is the complete agreement between Purchaser and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Wisconsin.

4.   Capitalized Terms. Unless otherwise defined herein, all capitalized terms in this Affiliate Agreement shall have the same meaning as given such terms in the Agreement.

C1-1

This Affiliate Agreement is executed as of the ____ day of ______, 2012.

Very truly yours,

Signature

Print Name

Address Telephone No.

AGREED TO AND ACCEPTED as of

__________________, 2012

NICOLET BANKSHARES, INC.

By:

Its:

C1-2

EXHIBIT C-2

FORM OF AFFILIATE AGREEMENT

Mid-Wisconsin Financial Services, Inc.
Attention: Chief Executive Officer

Ladies and Gentlemen:

The undersigned is a shareholder of Nicolet Bankshares, Inc. (“Purchaser”), a Wisconsin corporation and a registered bank holding company under the BHC Act. Purchaser is located in Green Bay, Wisconsin. This Affiliate Agreement relates to the Agreement and Plan of Merger, dated as of November 28, 2012 (the “Agreement”), between Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation (“Target”) and Purchaser. Under the terms of the Agreement, Target will be merged into and with Purchaser (the “Merger”), and the shares of the $0.10 par value common stock of Target (“Target Common Stock”) will be converted into and exchanged for either shares of the $0.01 par value common stock of Purchaser (“Purchaser Common Stock”) or, in certain circumstances, cash. This Affiliate Agreement represents an agreement between the undersigned and Target regarding certain rights and obligations of the undersigned in connection with the Merger and the shares of Purchaser Common Stock held by the undersigned.

In consideration of the benefits the undersigned will receive as a shareholder of Purchaser and the mutual covenants contained herein, the undersigned and Purchaser hereby agree as follows:

1.   Vote on the Merger. The undersigned agrees to vote all shares of Purchaser Common Stock that the undersigned owns beneficially or of record in favor of approving the Agreement, unless Target is then in Breach or Default in any material respect as regards any covenant, agreement, representation or warranty as to it contained in the Agreement; provided, however, that nothing in this sentence shall be deemed to require the undersigned to vote any shares of Purchaser Common Stock over which he, she or it has or shares voting power solely in a fiduciary capacity on behalf of any person other than Purchaser, if the undersigned determines, in good faith after consultation with legal counsel, that such a vote would cause a breach of fiduciary duty to such other person.

2.   Restriction on Transfer. The undersigned further agrees that he, she or it will not, without the prior written consent of Target, transfer any shares of Purchaser Common Stock prior to the Effective Date, as that term is set forth in the Agreement, except (i) by operation of law, (ii) by will, (iii) under the laws of descent and distribution or (iv) with the prior written consent of Target which consent shall not be unreasonably withheld, for any sales, assignments, transfers or other dispositions necessitated by hardship, or (v) as Target and Purchaser may otherwise agree in writing.

3.   Miscellaneous. This Affiliate Agreement is the complete agreement between Purchaser and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Wisconsin.

4.   Capitalized Terms. Unless otherwise defined herein, all capitalized terms in this Affiliate Agreement shall have the same meaning as given such terms in the Agreement.

C2-1

This Affiliate Agreement is executed as of the ____ day of ______, 2012.

Very truly yours,

Signature

Print Name

Address Telephone No.

AGREED TO AND ACCEPTED as of

__________________, 2012

MID-WISCONSIN FINANCIAL SERVICES, INC.

By:

Its:

C2-2

EXHIBIT D

MATTERS TO BE OPINED UPON BY COUNSEL TO THE TARGET

Capitalized terms used in this Exhibit shall have the meaning set forth in the Agreement.

1.   Based solely on a certificate issued by the Secretary of State of the State of Wisconsin dated ___________, Target is validly existing as a corporation and is legally existing under the laws of the State of Wisconsin.

2.   Target has the corporate power and authority to own, operate and lease its properties, to carry on its business as it is being conducted in all material respects, and to execute and deliver the Agreement and carry out its obligations thereunder.

3.   The execution, delivery and performance by Target of the Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Target.

4.   The execution and delivery by Target of the Agreement and the consummation by Target of its obligations thereunder do not result in any violation by Target of (i) the provisions of Target’s Articles of Incorporation or Bylaws, (ii) any provision of applicable Federal or Wisconsin state statute or regulation that we, based on our experience, recognize as applicable to Target in a transaction of this type, or (iii) to our knowledge, any order, writ, judgment or decree of any Federal or Wisconsin state court or governmental authority or regulatory body having jurisdiction over Target or any of its properties that names or is specifically directed to Target.

D-1

EXHIBIT E

MATTERS TO BE OPINED UPON BY COUNSEL TO THE PURCHASER

Capitalized terms used in this Exhibit shall have the meaning set forth in the Agreement.

1.   Based solely on a certificate issued by the Secretary of State of the State of Wisconsin dated ___________, the Company is validly existing as a corporation and is legally existing under the laws of the State of Wisconsin.

2.   The Company has the corporate power and authority to own, operate and lease its properties, to carry on its business as it is being conducted in all material respects, and to execute and deliver the Agreement and carry out its obligations thereunder.

3.   The shares of Purchaser Common Stock that will be issued to the shareholders of Target as contemplated in the Agreement have been duly and validly authorized, and, when issued and delivered in accordance with the terms of the Agreement, will be duly and validly issued and fully paid and non-assessable.

4.   The execution, delivery and performance by the Company of the Agreement and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company.

5.   The execution and delivery by Purchaser of the Agreement and the consummation by Purchaser of its obligations thereunder do not result in any violation by Purchaser of (i) the provisions of Purchaser’s Articles of Incorporation or Bylaws, (ii) any provision of applicable Federal or Wisconsin state statute or regulation that we, based on our experience, recognize as applicable to Purchaser in a transaction of this type, or (iii) to our knowledge, any order, writ, judgment or decree of any Federal or Wisconsin state court or governmental authority or regulatory body having jurisdiction over Purchaser or any of its properties that names or is specifically directed to Purchaser.

6.   We have been advised that the Registration Statement is effective under the 1933 Act, and to our knowledge, based solely upon an oral acknowledgement by the staff of the Securities and Exchange Commission, no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act or proceedings therefor initiated or threatened by the Commission.

E-1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1, dated as of January 17, 2013 (the “Amendment”) to the AGREEMENT AND PLAN OF MERGER dated November 28, 2012 (the “Agreement”), by and between NICOLET BANKSHARES, INC. (“Purchaser”), a Wisconsin corporation, and MID-WISCONSIN FINANCIAL SERVICES, INC. (“Target”), a Wisconsin corporation.

Preamble

WHEREAS, Purchaser and Target have entered into the Agreement to effect the Merger upon the terms and conditions described therein; and

WHEREAS, Purchaser and Target wish to amend the terms of the Agreement as set forth in greater detail herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Target agree as follows:

ARTICLE 1 DEFINITIONS

All capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

ARTICLE 2 AMENDMENTS

2.1	Section 3.1 of Article 3 of the Agreement is hereby amended as follows:

(a)	Section 3.1(a) is deleted in its entirety and replaced with the following:

“(a)   Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time, except for any Purchaser Dissenting Shares, shall remain issued and outstanding from and after the Effective Time.”

(b)   Section 3.1(b) is amended to replace “Dissenting Shares” with “Target Dissenting Shares” wherever such term appears therein.

(c)   Section 3.1(c) is amended to replace “$6.15” with “$16.50.”

(d)   Section 3.1(e) is deleted in its entirety and replaced with the following:

“(e)   No Target Dissenting Shares shall be converted in the Merger. All such shares shall be canceled, and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Subchapter XIII of the WBCL; provided, however, that if any such shareholder takes any action or fails to take any action the result of which would be to cause such shareholder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting shareholder with respect to his, her or its Target Common Stock in accordance with Subchapter XIII of the WBCL as of the Effective Time, such shares of Target Common Stock held by such shareholder shall be deemed to have been converted into, and become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration to which the holder of such shares would have been entitled as of the Effective Time, without interest thereon. Holders of any Purchaser Dissenting Shares shall have only such rights as are granted to dissenting shareholders under Subchapter XIII of the WBCL; provided, however, that if any such shareholder takes any action or fails to take any action the result of which would be to cause such shareholder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting shareholder with respect to his, her or its Purchaser Common Stock in accordance with Subchapter XIII of the WBCL, such shares of Purchaser Common Stock shall remain issued and outstanding and held by such shareholder.”

2.2	Subsection (h) of Section 10.1 of Article 10 of the Agreement is hereby deleted in its entirety and replaced with the following:

“(h)   By the Board of Directors of Purchaser if: (i) the holders of more than 5% in the aggregate of the Outstanding Target Shares shall have, as of the time of such termination, asserted and preserved Dissenters’ Rights with respect to such Target Common Stock pursuant to Subchapter XIII of the WBCL by (A) taking all action required of a dissenting holder by s. 180.1321 of the WBCL and (B) neither taking any action nor failing to take any action the result of which would be to cause such holder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting holder with respect to his, her or its Target Common Stock in accordance with Subchapter XIII of the WBCL, or (ii) the holders of more than 2% of the outstanding shares of Purchaser Common Stock shall have, as of the time of such termination, asserted and preserved Dissenters’ Rights with respect to such shares of Purchaser Common Stock pursuant to Subchapter XIII of the WBCL by (A) taking all action required of a dissenting holder by s. 180.1321 of the WBCL and (B) neither taking any action nor failing to take any action the result of which would be to cause such holder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting holder with respect to his, her or its Purchaser Common Stock in accordance with Subchapter XIII of the WBCL.”

2.3   Section 11.1 of Article 11 of the Agreement is hereby amended by deleting the definition of “Dissenting Shares” from Section 11.1(a) and adding the following definitions to Section 11.1(a):

“Dissenters’ Rights” shall mean those rights given to dissenting shareholders and beneficial shareholders under Subchapter XIII of the WBCL.

“Purchaser Dissenting Shares” shall mean shares of Purchaser Common Stock with respect to which the holders thereof have asserted and preserved Dissenters’ Rights by (A) taking all action required of a dissenting holder by s. 180.1321 of the WBCL and (B) neither taking any action nor failing to take any action the result of which would be to cause such holder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting holder with respect to such shares of Purchaser Common Stock in accordance with Subchapter XIII of the WBCL.

“Target Dissenting Shares” shall mean shares of Target Common Stock with respect to which the holders thereof have asserted and preserved Dissenters’ Rights by (A) taking all action required of a dissenting holder by s. 180.1321 of the WBCL and (B) neither taking any action nor failing to take any action the result of which would be to cause such holder to withdrawal his, her or its notice of intent to demand payment or to otherwise forfeit his, her or its rights as a dissenting holder with respect to such shares of Target Common Stock in accordance with Subchapter XIII of the WBCL.”

ARTICLE 3 MISCELLANEOUS

3.1   Agreement to Remain in Full Force. All of the terms of the Agreement, as amended hereby, shall remain and continue in full force and effect and are hereby confirmed, as so amended, in all respects. The Agreement, as amended by this Amendment, represents the final agreement between the parties about the subject matter of the Agreement and may not be contradicted by evidence or prior, contemporaneous, or subsequent oral agreements of the parties.

3.2   Notices and Service of Process. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Target:	Mid-Wisconsin Financial Services, Inc. 132 West State Street Medford, Wisconsin 54451 Attention: Chief Executive Officer

With a copy to:	Robert M. Fleetwood, Esq. Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Suite 3900 Chicago, Illinois 60606

Purchaser:	Nicolet Bankshares, Inc. 111 North Washington Street Green Bay, Wisconsin 54305 Attention: Chief Executive Officer

With a copy to:	Katherine M. Koops, Esq. Bryan Cave LLP One Atlantic Center, 14th Floor 1201 West Peachtree Street, N.E. Atlanta, Georgia 30309

The Parties agree that service of process may be effected by certified or registered mail, return receipt requested, directed to the other Party at the addresses set forth in this Section 11.7, and service so made shall be completed when received.

3.3	Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Wisconsin, without regard to any applicable conflicts of Laws.

3.4  Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

3.5  Severability. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed on its behalf by its duly authorized officers as of the day and year first above written.

NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
Robert B. Atwell Chief Executive Officer

MID-WISCONSIN FINANCIAL SERVICES, INC.

By:	/s/ Kim A. Gowey
Kim A. Gowey Chairman of the Board

APPENDIX B

SUBCHAPTER XIII OF THE
WISCONSIN BUSINESS CORPORATION LAW

SUBCHAPTER XIII OF THE
WISCONSIN BUSINESS CORPORATION LAW
DISSENTERS’ RIGHTS

180.1301	Definitions. In ss. 180.1301 to 180.1331.

(1)  “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m)  “Business combination” has the meaning given in s. 180.1130 (3).

(2)  “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3)  “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.

(4)  “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130 (9) (a) 1. to 4.

(5)  “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6)  “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

History: 1989 a. 303; 1991 a. 16.

“Date of payment” in sub. (5) refers to the actual payment date by a corporation following a special proceeding, even if the payment occurs after a “verdict, decision or report,” within the meaning of s. 814.04 (4), or after “judgment,” within the meaning of s. 815.05 (8). Thus the definition of interest contained in sub. (5) applies to the time period following a court decision on fair value until final payment is made. HMO-W Incorporated v. SSM Health Care System, 2003 WI App 137, 266 Wis. 2d 69, 667 N.W.2d 733, 02-0042.

The phrase “rate that is fair and equitable under all of the circumstances” in sub. (5) directs the circuit court to consider the circumstances of the particular case in determining the interest rate to be paid. It was appropriate under this standard to look at the borrowing power of a parent corporation to determine if the rate the subsidiary would obtain would be the rate the parent could obtain. HMO-W Incorporated v. SSM Health Care System, 2003 WI App 137, 266 Wis. 2d 69, 667 N.W.2d 733, 02-0042.

180.1302	Right to dissent.

(1)  Except as provided in sub. (4) and s. 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a)  Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1.  Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.

2.  The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.

3.  The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:

a.  The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002 (1) to (9).

b.  Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c.  The number of voting shares, as defined in s. 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.

d.  The number of participating shares, as defined in s. 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.

(b)  Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c)  Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1.  A sale pursuant to court order.

2.  A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(cm)  Consummation of a plan of conversion.

(d)  Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2)  Except as provided in sub. (4) and s. 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:

(a)  Alters or abolishes a preferential right of the shares.

(b)  Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c)  Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d)  Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e)  Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.

(3)  Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or s. 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).

(4)  Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5)  Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

History: 1989 a. 303; 1991 a. 16; 2001 a. 44; 2005 a. 476.

Minority discounts are inappropriate under dissenters’ rights statutes and will not be applied in determining “fair value” under sub. (1). Each dissenting shareholder should be assigned the proportionate interest of his or her shares in the going interest in the entire company. HMO-W Incorporated v. SSM Health Care System, 2000 WI 46, 234 Wis. 2d 707, 611 N.W.2d 250, 98-2834.

The Role of Discounts in Determining “Fair Value” Under Wisconsin’s Dissenters’ Rights Statutes: The Case for Discounts. Emory. 1995 WLR 1155.

180.1303	Dissent by shareholders and beneficial shareholders.

(1)  A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2)  A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a)  Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b)  Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

History: 1989 a. 303.

180.1320	Notice of dissenters’ rights.

(1)  If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2)  If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.

History: 1989 a. 303.

When the plaintiff was not a shareholder at the time of the complained of acts, it had no right to vote in dissent to a plan of liquidation and dissolution, and it could not be a dissenter entitled to notice of dissenters’ rights, as only one who can vote in dissent is entitled to such notice under this section. Borne v. Gonstead Advanced Techniques, Inc. 2003 WI App 135, 266 Wis. 2d 253, 667 N.W.2d 709, 01-2624.

180.1321	Notice of intent to demand payment.

(1)  If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a)  Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b)  Not vote his or her shares in favor of the proposed action.

(2)  A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

History: 1989 a. 303.

180.1322	Dissenters’ notice.

(1)  If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.

(2)  The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:

(a)  A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b)  For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c)  A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d)  A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e)  A copy of ss. 180.1301 to 180.1331.

History: 1989 a. 303.

180.1323	Duty to demand payment.

(1)  A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2)  A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3)  A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

History: 1989 a. 303.

180.1324	Restrictions on uncertificated shares.

(1)  The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.

(2)  The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

History: 1989 a. 303.

180.1325	Payment.

(1)  Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2)  The payment shall be accompanied by all of the following:

(a)  The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b)  A statement of the corporation’s estimate of the fair value of the shares.

(c)  An explanation of how the interest was calculated.

(d)  A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.

(e)  A copy of ss. 180.1301 to 180.1331.

History: 1989 a. 303.

180.1326	Failure to take action.

(1)  If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)  If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.

History: 1989 a. 303.

180.1327	After-acquired shares.

(1)  A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)  To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer.

History: 1989 a. 303.

180.1328   Procedure if dissenter dissatisfied with payment or offer.

(1)  A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a)  The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b)  The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.

(c)  The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.

(2)  A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

History: 1989 a. 303.

When payment is made by check, the payment date under sub. (2) is the date the payee receives the check. Kohler Co. v. Sogen International Fund, Inc. 2000 WI App 60, 233 Wis. 2d 592, 608 N.W.2d 746, 99-0960.

180.1330	Court action.

(1)  If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)  The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3)  The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.

(4)  The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5)  Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a)  The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b)  The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322 (2) (c), for which the corporation elected to withhold payment under s. 180.1327.

History: 1989 a. 303.

Because this section does not provide for different procedures, all procedural mechanisms under chs. 801 to 847 are available in an action under this section. Kohler Co. v. Sogen International Fund, Inc. 2000 WI App 60, 233 Wis. 2d 592, 608 N.W.2d 746, 99-0960.

Subs. (2) and (4) establish a rule of venue applicable within Wisconsin’s judicial system and do not attempt to block corporations from using federal diversity jurisdiction. Albert Trostel & Son v. Edward Notz, 679 F.3d 627 (2012).

180.1331	Court costs and counsel fees.

(1)

(a)  Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b)  Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.

(2)  The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a)  Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.

(b)  Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3)  Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

History: 1989 a. 303.

APPENDIX C

FAIRNESS OPINION OF
RAYMOND JAMES & ASSOCIATES, INC.

November 28, 2012

Board of Directors
Mid-Wisconsin Financial Services, Inc.
132 West State Street
Medford, Wisconsin 54451

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.10 (the “Common Stock”) of Mid-Wisconsin Financial Services, Inc. (the “Company”) of the consideration to be received by such holders in connection with the proposed merger (the “Merger”) of the Company into Nicolet Bankshares, Inc. (“Nicolet”) pursuant to the Agreement and Plan of Merger between the Company and Nicolet, dated as of November 28, 2012 (the “Agreement”). Under and subject to the terms of the Agreement, the consideration to be offered by Nicolet in exchange for all the outstanding Common Stock is 0.3727 shares of Nicolet common stock, or the cash equivalent at Nicolet’s election (the “Consideration”). For purposes of our opinion, we have, with your consent, assumed the value of the Consideration to be paid by Nicolet to be $6.15 per share.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the audited financial statements of the Company as of and for the years ended December 31, 2010 and December 31, 2011, and the unaudited financial statements for the quarter ending September 30, 2012;

3.	reviewed the Company’s Annual Report filed on Form 10-K for the years ended December 31, 2010 and December 31, 2011 and Quarterly Reports filed on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2012;

4.	reviewed other Company financial and operating information requested from and/or provided by the Company;

5.	reviewed certain other publicly available information on the Company;

6.	reviewed financial projections of the Company provided to us by the Company’s management;

7.	reviewed financial information for comparable companies with similar information for comparable companies with publicly traded securities;

Board of Directors
Mid-Wisconsin Financial Services, Inc.
November 28, 2012

8.	reviewed the financial terms of recent business combinations involving companies deemed to be similar; and

9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Nicolet or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any conditions thereof.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 27, 2012 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of Nicolet stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Nicolet at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger to the shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. In formulating our opinion, we have considered only what we understand to be the consideration to be received by the shareholders of the Company as is described above, and we have not considered, and this opinion does not address, any other payments that may be made in connection to Company employees or other shareholders in connection with the Transaction.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets. The delivery of this opinion was approved by our fairness opinion committee.

Board of Directors
Mid-Wisconsin Financial Services, Inc.
November 28, 2012

In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or Nicolet for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld. We hereby consent to the use of this opinion in the joint proxy statement-prospectus of the Company and Nicolet relating to the approval of the Merger their respective shareholders.

Based upon and subject to the foregoing, it is our opinion that, as of November 28, 2012 the Consideration to be received by the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX D

FAIRNESS OPINION OF
SANDLER O’NEILL + PARTNERS, L.P.

November 28, 2012

Board of Directors
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, WI 54301

Ladies and Gentlemen:

Nicolet Bankshares, Inc. (“Nicolet”) and Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”) have entered into a Plan of Merger and Merger Agreement, dated as of November 28, 2012 (the “Agreement”), pursuant to which Mid-Wisconsin will merge with and into Nicolet (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Mid-Wisconsin common stock issued and outstanding immediately prior to the Merger (the “Mid-Wisconsin Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive 0.3727 (the “Exchange Ratio”) of a share of Nicolet common stock (the “Merger Consideration”). The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Nicolet.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Nicolet that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Mid-Wisconsin that we deemed relevant; (iv) internal financial projections for Nicolet for the years ending December 31, 2012 through December 31, 2014 as provided by and discussed with senior management of Nicolet; (v) internal financial projections for Mid-Wisconsin for the years ending December 31, 2012 through 2016 as provided by senior management of Mid-Wisconsin; (vi) the pro forma financial impact of the Merger on Nicolet based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Nicolet; (vii) a comparison of certain financial information for Nicolet and Mid-Wisconsin with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Nicolet the business, financial condition, results of operations and prospects of Nicolet.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Nicolet and Mid-Wisconsin or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Nicolet and Mid-Wisconsin that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Nicolet and Mid-Wisconsin or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Nicolet and Mid-Wisconsin. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Nicolet and Mid-Wisconsin, or the combined entity after the Merger and we have not reviewed any individual credit files relating to Nicolet and Mid-Wisconsin. We have assumed, with your consent, that the respective allowances for loan losses for both Nicolet and Mid-Wisconsin are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for Nicolet and Mid-Wisconsin as provided by the respective senior managements of Nicolet and Mid-Wisconsin. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Nicolet. With respect to those projections, estimates and judgments, the management of Nicolet confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of management of the future financial performance of Nicolet and Mid-Wisconsin, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Nicolet’ and Mid-Wisconsin’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Nicolet and Mid-Wisconsin will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Nicolet has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We have acted as Nicolet’ financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. Nicolet has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Nicolet and Mid-Wisconsin and their affiliates.

Our opinion is directed to the Board of Directors of Nicolet in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either Nicolet or Mid-Wisconsin as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to Nicolet and does not address the underlying business decision of Nicolet to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Nicolet or the effect of any other transaction in which Nicolet might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Nicolet from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Registrant’s bylaws provide for the mandatory indemnification of a director, officer, employee or agent of the Registrant (or a person concurrently serving in such a capacity with another entity at the Registrant’s request), to the extent such person has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding brought by or in the right of the Registrant or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, for all reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred in connection with proceeding. In all other cases, the Registrant shall indemnify a director or officer, and may indemnify and employee or agent, of the Registrant against all liability and reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred by such person in any proceeding brought by or in the right of the Registrant or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, unless it has been proven by final adjudication that such person breached or failed to perform a duty owed to Nicolet that constituted:

•	a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director, officer, employee or agent has a material conflict of interest;

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper personal profit; or

•	willful misconduct.

Unless modified by written agreement, the determination as to whether indemnification is proper shall be made in accordance with the Wisconsin Business Corporation Law. The right to indemnification under the Registrant’s bylaws may only be amended by the vote of two-thirds of the outstanding shares of the Registrant’s capital stock entitled to vote on the matter. The Registrant is authorized to purchase and maintain insurance on behalf of its directors, officers, employees or agents in connection with the foregoing indemnification obligations.

The Bylaws of the Registrant are filed with the Securities and Exchange Commission as Exhibit 3.2 to this registration statement.

Item 21. Exhibits and Financial Statement Schedules

(a)	List of Exhibits

Exhibit	Description of Exhibit
2.1
Agreement and Plan of Merger by and among Nicolet Bankshares, Inc. and Mid-Wisconsin Financial Services, Inc., dated November 28, 2012, as amended by Amendment No. 1 thereto dated January 17, 2013 (attached as Appendix A to the proxy statement-prospectus, which is part of this registration statement, and incorporated herein by reference).*

3.1	Amended and Restated Articles of Incorporation of Nicolet Bankshares, Inc.*
3.2	Bylaws of Nicolet Bankshares, Inc.*
4.1	Form of Common Stock Certificate of Nicolet Bankshares, Inc.*
4.2	Indenture dated July 21, 2004, between Nicolet Bankshares, Inc., as Issuer and U.S. Bank National Association, as Trustee, including the form of Junior Subordinated Debenture as Exhibit A thereto.*
4.3	Guarantee Agreement, dated July 21, 2004, between Nicolet Bankshares, Inc., as Guarantor, and U.S. Bank National Association, as Guarantee Trustee*

%
Exhibit	Description of Exhibit
4.4
Indenture, dated October 14, 2005, between Mid-Wisconsin Financial Services, Inc., as Issuer, and Wilmington Trust Company, as Trustee, including the form of Junior Subordinated Debenture as Exhibit A thereto.*

4.5	Guarantee Agreement, dated October 14, 2005, between Mid-Wisconsin Financial Services, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.*
4.6	Form of Supplemental Indenture.**
5.1	Opinion of Godfrey Kahn, LLP regarding legality of securities being registered (including its consent).
8.1	Opinion of Bryan Cave LLP regarding certain tax matters (including its consent).
10.1†	Mid-Wisconsin Financial Services, Inc. 2011 Directors Deferred Compensation Plan, as amended and restated effective December 16, 2010.*
10.2†	Mid-Wisconsin Financial Services, Inc. Director Retirement Benefit Policy, as amended July 25, 2007.*
10.3†	Mid-Wisconsin Financial Services, Inc. 1999 Stock Option Plan, as amended April 22, 2008.*
10.4†	Nicolet Bankshares, Inc. 2002 Stock Incentive Plan, as amended, and forms of award documents.*
10.5†	Nicolet Bankshares, Inc. 2011 Long-term Incentive Plan and forms of award documents.*
10.6†	Nicolet National Bank 2002 Deferred Compensation Plan, as amended.*
10.7†	Nicolet National Bank 2009 Deferred Compensation Plan for Non-Employee Directors.*
10.8†	Revised and Restated Employment Agreement dated as of April 17, 2012 between Nicolet National Bank and Michael E. Daniels.*
10.9†	Revised and Restated Employment Agreement dated as of April 17, 2012 between Nicolet National Bank and Robert B. Atwell.*
10.10	Lease, dated May 31, 2000, between Washington Square Green Bay, LLC and Green Bay Financial Corporation D/B/A/ Nicolet National Bank, as amended.*
10.11	Small Business Lending Fund Securities Purchase Agreement, dated September 1, 2011, between Nicolet Bankshares, Inc. and the Secretary of the United States Treasury.*
21.1	Subsidiaries of Nicolet Bankshares, Inc.*
23.1	Consent of Godfrey & Kahn, LLP (included as part of Exhibit 5.1).
23.2	Consent of Bryan Cave LLP (included as part of Exhibit 8.1).
23.3	Consent of Wipfli LLP.
23.4	Consent of Porter Keadle Moore, LLC.
99.1	Form of Proxy of Mid-Wisconsin.**
99.2	Form of Proxy of Nicolet.**
99.3	Rule 438 Consent of Dr. Kim Gowey.*
99.4	Rule 438 Consent of Mr. Christopher Ghidorzi.*

*	Previously filed.

**	To be filed by amendment.

†	Denotes a management compensatory agreement.

(b)	Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c)	Opinions of Financial Advisors

Provided as Appendices C and D to the joint proxy statement-prospectus that forms a part of this Registration Statement on Form S-4.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g) (1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Nicolet Bankshares, Inc. has filed this Amendment to the Registration Statement to be signed on its behalf by the undersigned duly authorized in the City of Green Bay, State of Wisconsin, on March 6 , 2013.

NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
Robert B. Atwell, Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities stated and on the 6th day of March , 2013.

/s/ Robert B. Atwell
Robert B. Atwell
Chairman and Chief Executive Officer
(Principal Executive Officer)

*
Ann K. Lawson
Chief Financial Officer
(Principal Financial and Accounting Officer)

*
Michael E. Daniels
President and Chief Operating Officer, Director

*
John N. Dykema
Director

*
Gary L. Fairchild
Director

*By	/s/ Robert B. Atwell
Robert B. Atwell, Attorney-in-Fact

*
Michael F. Felhofer
Director

*
Andrew W. Hetzel, Jr.
Director

*
Donald J. Long, Jr.
Director

*
Benjamin P. Meeuwsen
Director

*
Susan L. Merkatoris
Director

*
Therese B. Pandl
Director

*
Randy J. Rose
Director

*
Robert J. Weyers
Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
2.1
Agreement and Plan of Merger by and among Nicolet Bankshares, Inc. and Mid-Wisconsin Financial Services, Inc., dated November 28, 2012, as amended by Amendment No. 1 thereto dated January 17, 2013 (attached as Appendix A to the proxy statement-prospectus, which is part of this registration statement, and incorporated herein by reference). *

3.1	Amended and Restated Articles of Incorporation of Nicolet Bankshares, Inc. *
3.2	Bylaws of Nicolet Bankshares, Inc. *
4.1	Form of Common Stock Certificate of Nicolet Bankshares, Inc. *
4.2	Indenture dated July 21, 2004, between Nicolet Bankshares, Inc., as Issuer and U.S. Bank National Association, as Trustee, including the form of Junior Subordinated Debenture as Exhibit A thereto. *
4.3	Guarantee Agreement, dated July 21, 2004, between Nicolet Bankshares, Inc., as Guarantor, and U.S. Bank National Association, as Guarantee Trustee *
4.4
Indenture, dated October 14, 2005, between Mid-Wisconsin Financial Services, Inc., as Issuer, and Wilmington Trust Company, as Trustee, including the form of Junior Subordinated Debenture as Exhibit A thereto. *

4.5	Guarantee Agreement, dated October 14, 2005, between Mid-Wisconsin Financial Services, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee. *
4.6	Form of Supplemental Indenture.* *
5.1	Opinion of Godfrey Kahn, LLP regarding legality of securities being registered (including its consent).
8.1	Opinion of Bryan Cave LLP regarding certain tax matters (including its consent).
10.1†	Mid-Wisconsin Financial Services, Inc. 2011 Directors Deferred Compensation Plan, as amended and restated effective December 16, 2010. *
10.2†	Mid-Wisconsin Financial Services, Inc. Director Retirement Benefit Policy, as amended July 25, 2007. *
10.3†	Mid-Wisconsin Financial Services, Inc. 1999 Stock Option Plan, as amended April 22, 2008. *
10.4†	Nicolet Bankshares, Inc. 2002 Stock Incentive Plan, as amended, and forms of award documents. *
10.5†	Nicolet Bankshares, Inc. 2011 Long-term Incentive Plan and forms of award documents. *
10.6†	Nicolet National Bank 2002 Deferred Compensation Plan, as amended. *
10.7†	Nicolet National Bank 2009 Deferred Compensation Plan for Non-Employee Directors. *
10.8†	Revised and Restated Employment Agreement dated as of April 17, 2012 between Nicolet National Bank and Michael E. Daniels. *
10.9†	Revised and Restated Employment Agreement dated as of April 17, 2012 between Nicolet National Bank and Robert B. Atwell. *
10.10	Lease, dated May 31, 2000, between Washington Square Green Bay, LLC and Green Bay Financial Corporation D/B/A/ Nicolet National Bank, as amended. *
10.11	Small Business Lending Fund Securities Purchase Agreement, dated September 1, 2011, between Nicolet Bankshares, Inc. and the Secretary of the United States Treasury. *
21.1	Subsidiaries of Nicolet Bankshares, Inc. *
23.1	Consent of Godfrey & Kahn, LLP (included as part of Exhibit 5.1).

Exhibit	Description of Exhibit
23.2	Consent of Bryan Cave LLP (included as part of Exhibit 8.1).
23.3	Consent of Wipfli LLP.
23.4	Consent of Porter Keadle Moore, LLC.
99.1	Form of Proxy of Mid-Wisconsin. **
99.2	Form of Proxy of Nicolet. **
99.3	Rule 438 Consent of Dr. Kim Gowey. *
99.4	Rule 438 Consent of Mr. Christopher Ghidorzi. *

*	Previously filed.

* *	To be filed by amendment.

†	Denotes a management compensatory agreement.